As filed with the Securities and Exchange Commission on December 8, 2022
Registration No. 333-268098
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
AMENDMENT NO. 1
TO THE
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
MVB Financial Corp.
(Exact name of Registrant as specified in its charter)
West Virginia	6022	20-0034461
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
301 Virginia Avenue
Fairmont, West Virginia 26554-2777
(304) 363-4800

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Donald T. Robinson
President and Chief Financial Officer
301 Virginia Avenue
Fairmont, West Virginia 26554-2777
(304) 363-4800

(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
James J. Barresi Evan A. Toebbe Squire Patton Boggs (US) LLP 201 E. Fourth Street, Suite 1900 Cincinnati, OH 45202 (513) 361-1200	Stuart M. Rigot Jonathan A. Greene Wyrick Robbins Yates & Ponton LLP 4101 Lake Boone Trail, Suite 300 Raleigh, NC 27607 (919) 781-4000
(Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this Registration Statement is declared effective and upon completion of the merger described herein.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer) ☐
THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.

The information in this joint proxy statement/prospectus is not complete and may be changed. A registration statement relating to the securities described in this joint proxy statement/prospectus has been filed with the U.S. Securities and Exchange Commission. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This joint proxy statement/prospectus does not constitute an offer to sell or the solicitation of offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY—SUBJECT TO COMPLETION—DECEMBER 8, 2022

To the Shareholders of MVB Financial Corp. and Integrated Financial Holdings, Inc.
MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT
On behalf of the boards of directors of MVB Financial Corp. (“MVB”) and Integrated Financial Holdings, Inc. (“IFH”), we are pleased to enclose the accompanying joint proxy statement/prospectus relating to the merger of IFH and MVB pursuant to which IFH will merge with and into MVB. We are requesting that you take certain actions as a holder of MVB common stock (an “MVB shareholder” or “shareholder”) or as a holder of IFH common stock (an “IFH shareholder” or “shareholder”).
On August 12, 2022, MVB and IFH entered into an Agreement and Plan of Merger and Reorganization (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which MVB will acquire IFH in an all-stock transaction.
Under the terms of the merger agreement, IFH shareholders will receive 1.21 shares of MVB common stock for each share of IFH common stock. Based on the closing price of MVB stock of $34.54 on August 11, 2022, the last trading day before the public announcement of the merger, the implied per share purchase price is $41.79, with an aggregate transaction value of approximately $98.0 million.
MVB shareholders will continue to own their existing shares of MVB common stock following the merger. The value of the MVB common stock at the time of completion of the merger could be greater than, less than or the same as the value of MVB common stock on the date of the accompanying joint proxy statement/prospectus. We urge you to obtain current market quotations of MVB common stock (NASDAQ trading symbol “MVBF”) and IFH common stock (OTCQX trading symbol “IFHI”).
We expect the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, IFH shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of IFH common stock for MVB common stock in the merger, except with respect to any cash received by holders of IFH common stock in lieu of fractional shares of MVB common stock.
Based on the number of shares of IFH common stock outstanding or reserved for issuance as of December 6, 2022, MVB expects to issue approximately 2,709,443 million shares of MVB common stock to IFH shareholders in the aggregate in the merger. We estimate that former IFH shareholders will own approximately eighteen percent (18%) and existing MVB shareholders will own approximately eighty-two percent (82%) of the common stock of MVB following the completion of the merger. The amounts and percentages do not reflect adjustments based upon, or otherwise give effect to, any additional shares of MVB common stock that MVB may issue to prevent the termination of the merger agreement.
MVB and IFH will each hold a special meeting of our respective shareholders in connection with the merger. At its special meeting, in addition to other business, MVB will ask its shareholders to approve (i) the merger agreement and the transactions contemplated by the merger agreement, including the merger of IFH with and into MVB, with MVB as the surviving company, and the issuance of shares of MVB common stock as merger consideration and (ii) an amendment to MVB’s articles of incorporation to effect an increase in the number of authorized shares of MVB’s common stock. At its special meeting, IFH will ask its shareholders to approve the merger agreement. Information about these meetings and the merger is contained in this document. We urge you to read this document carefully and in its entirety.
The special meeting of IFH shareholders will be held on January 24, 2023 at 4:00 p.m, Eastern Time. The special meeting of MVB will be held virtually via the internet on January 25, 2023 at 10:00 a.m, Eastern Time.
Each of our boards of directors unanimously recommends that holders of common stock vote “FOR” each of the proposals to be considered at the respective meetings. We strongly support this combination of our companies and join our boards in their recommendations.
This joint proxy statement/prospectus provides you with detailed information about the merger agreement and the merger. It also contains or references information about MVB and IFH and certain related matters. You are encouraged to read this joint proxy statement/prospectus carefully. In particular, you should read the “Risk Factors” section beginning on page 25 for a discussion of the risks you should consider in evaluating the proposed merger and how it will affect you. You can also obtain information about MVB from documents that have been filed with the Securities and Exchange Commission that are incorporated into this joint proxy statement/prospectus by reference.
On behalf of the MVB and IFH boards of directors, thank you for your prompt attention to this important matter.
Sincerely,
Larry F. Mazza Chief Executive Officer MVB Financial Corp.	Eric J. Bergevin President and Chief Executive Officer Integrated Financial Holdings, Inc.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.
The securities to be issued in the merger are not savings or deposit accounts or other obligations of any bank or non-bank subsidiary of either MVB or IFH, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.
The accompanying joint proxy statement/prospectus is dated [   ], 2022, and is first being mailed to holders of MVB common stock and holders of IFH common stock on or about [  ], 2022.

ADDITIONAL INFORMATION
This joint proxy statement/prospectus incorporates important business and financial information about MVB from documents filed with the Securities and Exchange Commission (the “SEC”), that are not included in or delivered with this joint proxy statement/prospectus. You can obtain any of the documents filed with or furnished to the SEC by MVB at no cost from the SEC’s website at http://www.sec.report. MVB has filed a registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part. As permitted by SEC rules, this joint proxy statement/prospectus does not contain all of the information included in the registration statement or in the exhibits or schedules to the registration statement. You may obtain a free copy of the registration statement, including any amendments, schedules and exhibits at the address set forth below. Statements contained in this joint proxy statement/prospectus as to the contents of any contract or other documents referred to in this joint proxy statement/prospectus are not necessarily complete. In each case, you should refer to the copy of the applicable contract or other document filed as an exhibit to the registration statement. You may also request copies of these documents, including documents incorporated by reference in this joint proxy statement/prospectus, at no cost by contacting MVB at the contact information set forth below:
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554-2777
Attention: Corporate Secretary
Telephone: (304) 363-4800
You will not be charged for any of these documents that you request. To obtain timely delivery of these documents, you must request them no later than five business days before the date of your respective company’s shareholder meeting, or January 18, 2023 if you are an MVB shareholder and January 17, 2023 if you are an IFH shareholder.
If you are an MVB shareholder and have any questions about the merger agreement, the merger, the MVB special meeting or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus, need a proxy card or need help voting your shares of MVB common stock, please contact Lisa J. McCormick, Corporate Secretary of MVB, at (304) 363-4800 or by email to lmccormick@mvbbanking.com.
If you are an IFH shareholder and have any questions about the merger agreement, the merger, the IFH special meeting or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus, need a proxy card or need help voting your shares of IFH common stock, please contact Steven E. Crouse, EVP and Chief Financial Officer of IFH at (919) 861-8018 or by e-mail to steve@ifhinc.com.
You should rely only on the information contained in or incorporated by reference into this joint proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this joint proxy statement/prospectus. This joint proxy statement/prospectus is dated [   ], 2022, and you should assume that the information in this joint proxy statement/prospectus is accurate only as of such date. You should assume that the information incorporated by reference into this joint proxy statement/prospectus from another document is accurate as of the date of such other document or the date referenced in such other document with respect to particular information contained therein. Neither the mailing of this document to the shareholders of MVB or IFH nor the issuance by MVB of shares of MVB common stock in connection with the merger will create any implication to the contrary.
This document does not constitute an offer to sell, or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to whom it is unlawful to make any such offer or solicitation in such jurisdiction. Except where the context otherwise indicates, information contained in this document regarding IFH has been provided by IFH and information contained in this document regarding MVB has been provided by MVB. See “Where You Can Find More Information” for more details.

MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554-2777
NOTICE OF SPECIAL MEETING OF MVB SHAREHOLDERS
To MVB Shareholders:
On August 12, 2022, MVB Financial Corp. (“MVB”) and Integrated Financial Holdings, Inc. (“IFH”) entered into an Agreement and Plan of Merger and Reorganization (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the accompanying joint proxy statement/prospectus.
NOTICE IS HEREBY GIVEN that a special meeting of holders of MVB common stock (the “MVB special meeting”) will be held on January 25, 2023 at 10:00 a.m., Eastern Time. We are pleased to notify you of, and invite you to, the MVB special meeting which will be held virtually via the Internet.
At the MVB special meeting, you will be asked to vote on the following matters:
•
A proposal to approve the merger agreement and the transactions contemplated by the merger agreement, including the merger of IFH with and into MVB, with MVB as the surviving company, and the issuance of shares of MVB common stock as merger consideration (the “MVB merger proposal”).

•
A proposal to approve an amendment to MVB’s articles of incorporation to effect an increase in the number of authorized shares of MVB common stock from 20,000,000 to 40,000,000 (the “MVB articles amendment proposal”).

•
A proposal to adjourn the MVB special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the MVB merger proposal or the MVB articles amendment proposal, or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of MVB common stock (the “MVB adjournment proposal”).

As we continue to monitor the status of the COVID-19 (coronavirus) pandemic and in order to support the health and safety of our shareholders, employees and community, the MVB special meeting will be held in a virtual-only format conducted via live webcast, which means that you will be able to participate in substantially the same manner as if you were attending the meeting in person, including the ability to submit questions and vote your shares electronically during the meeting via live webcast. If you are a holder of record, you may attend the MVB special meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and entering the 16-digit control number that is printed on your proxy card. If you are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and registering as a guest. If you enter the meeting as a guest, you will not be able to vote or submit questions during the meeting. You may log in beginning at 9:45 a.m. (Eastern Time) on January 25, 2023. The MVB special meeting will begin promptly at 10:00 a.m. (Eastern Time). An archived copy of the webcast will also be available under the Investor Relations tab on the Company’s website at www.mvbbanking.com through January 24, 2024.
The board of directors of MVB has fixed the close of business on December 6, 2022 as the record date for the MVB special meeting. Only holders of record of MVB common stock as of the close of business on the record date for the MVB special meeting are entitled to notice of the MVB special meeting or any adjournment or postponement thereof. Only holders of record of MVB common stock will be entitled to vote at the MVB special meeting or any adjournment or postponement thereof.

MVB has determined that holders of MVB common stock are not entitled to dissenters’ rights with respect to the proposed merger under the West Virginia Business Corporation Act.
The MVB board of directors unanimously recommends that holders of MVB common stock vote “FOR” the MVB merger proposal, “FOR” the MVB articles amendment proposal and “FOR” the MVB adjournment proposal. Your vote is important. We cannot complete the transactions contemplated by the merger agreement unless holders of MVB common stock approve the MVB merger proposal. Assuming that a quorum is present, the affirmative vote of a majority of the votes cast on the proposal is required to approve the MVB merger proposal and the MVB articles amendment proposal. Whether or not you plan to attend the MVB special meeting, we urge you to please promptly complete, sign, date and return the accompanying proxy card in the enclosed postage-paid envelope or authorize the individuals named on the accompanying proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with the accompanying proxy card. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors

Larry F. Mazza Chief Executive Officer
[   ], 2022

Integrated Financial Holdings, Inc.
8450 Falls of Neuse Rd.
Suite 202
Raleigh, North Carolina 27615
NOTICE OF SPECIAL MEETING OF IFH SHAREHOLDERS
To IFH Shareholders:
On August 12, 2022, MVB Financial Corp. (“MVB”) and Integrated Financial Holdings, Inc. (“IFH”) entered into an Agreement and Plan of Merger and Reorganization (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”). A copy of the merger agreement is attached as Annex A to the joint proxy statement/prospectus that accompanies this meeting notice.
NOTICE IS HEREBY GIVEN that a special meeting of the holders of IFH common stock (the “IFH special meeting”) will be held at IFH’s headquarters located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, on January 24, 2023 at 4:00 p.m., Eastern Time.
At the IFH special meeting, holders of IFH common stock will be asked to vote on the following matters:
•	A proposal to approve the merger agreement and the transactions contemplated thereby, including the merger with MVB (the “IFH merger proposal”); and
•
A proposal to adjourn the IFH special meeting, if necessary or appropriate, to solicit additional proxies if, immediately prior to such adjournment, there are not sufficient votes to approve the IFH merger proposal or to ensure that any supplement or amendment to the accompanying joint proxy statement/prospectus is timely provided to holders of IFH common stock (the “IFH adjournment proposal”).

IFH will transact no other business at the IFH special meeting, except for business that may properly come before the special meeting or any adjournment thereof in accordance with applicable law.
The board of directors of IFH has fixed the close of business on December 6, 2022 as the record date for the IFH special meeting. Only holders of record of IFH common stock as of the close of business on the record date for the IFH special meeting are entitled to notice of, and to vote at, the IFH special meeting or any adjournment or postponement thereof.
IFH has concluded that its shareholders are entitled to assert appraisal rights with respect to the IFH merger proposal. An IFH shareholder’s appraisal rights are conditioned on such holder’s strict compliance with the requirements of Article 13 of Chapter 55 of the North Carolina Business Corporation Act, (“NCBCA”). The full text of Article 13 is attached as Annex E to the accompanying joint proxy statement/prospectus.
The IFH board of directors unanimously recommends that holders of IFH common stock vote “FOR” the IFH merger proposal and “FOR” the IFH adjournment proposal.

Your vote is important.
We cannot complete the transactions contemplated by the merger agreement unless the holders of both IFH voting common stock and non-voting common stock approve the IFH merger proposal. Whether or not you plan to attend the IFH special meeting, we urge you to promptly (1) complete, sign, and date the enclosed proxy card and return it in the postage-paid envelope provided for that purpose or (2) follow the instructions provided on the enclosed proxy card for voting your shares of IFH common stock electronically by internet. If your shares are held in the name of a bank, broker or other nominee, please follow the instructions on the voting instruction card furnished by such bank, broker or other nominee.
By Order of the Board of Directors

Eric J. Bergevin President and Chief Executive Officer
[   ], 2022

i

ii

Annex A	Agreement and Plan of Merger and Reorganization, dated as of August 12, 2022, by and between MVB Financial Corp. and Integrated Financial Holdings, Inc.	A-1
	Exhibit A – Form of Voting and Support Agreement	Annex A, Exhibit A
Annex B	Form of Articles of Amendment to Articles of Incorporation of MVB Financial Corp.	B-1
Annex C	Opinion of Stephens Inc.	C-1
Annex D	Opinion of Raymond James & Associates, Inc.	D-1
Annex E	Chapter 55, Article 13 of the North Carolina Business Corporation Act	E-1
iii

QUESTIONS AND ANSWERS
The following are some questions that you may have about the merger and the MVB special meeting or the IFH special meeting, and brief answers to those questions. We urge you to read carefully the remainder of this joint proxy statement/prospectus because the information in this section does not provide all of the information that might be important to you with respect to the merger, the MVB special meeting or the IFH special meeting. Additional important information is also contained in the documents incorporated by reference into this joint proxy statement/prospectus. See “Where You Can Find More Information” beginning on page 159.
In this joint proxy statement/prospectus, unless the context otherwise requires:
•	“IFH” refers to Integrated Financial Holdings, Inc., a North Carolina corporation;
•	“West Town Bank” refers to West Town Bank & Trust, an Illinois state-chartered bank and a wholly owned subsidiary of IFH;
•	“IFH bylaws” refers to the bylaws of Integrated Financial Holdings, Inc.;
•	“IFH articles of incorporation” refers to the articles of incorporation of Integrated Financial Holdings, Inc., as amended;
•	“IFH common stock” refers to, collectively the voting common stock and non-voting common stock of IFH, par value $1.00 per share;
•	“MVB” refers to MVB Financial Corp., a West Virginia corporation;
•	“MVB Bank” refers to MVB Bank, Inc., a West Virginia state chartered bank and a wholly owned subsidiary of MVB;
•	“MVB articles of incorporation” refers to the articles of incorporation of MVB, as amended;
•	“MVB bylaws” refers to the amended and restated bylaws of MVB, as amended;
•	“MVB common stock” refers to the common stock of MVB, $1.00 par value per share;
Q:	Why am I receiving this joint proxy statement/prospectus?
A:
You are receiving this joint proxy statement/prospectus because MVB and IFH entered into an Agreement and Plan of Merger and Reorganization (as may be amended, modified or supplemented from time to time in accordance with its terms, the “merger agreement”), pursuant to which IFH will merge with and into MVB (the “merger”) with MVB as the surviving entity. Following the merger, West Town Bank and MVB Bank will merge (the “bank merger,” and together with the merger, the “mergers”), with MVB Bank as the surviving bank. A copy of the merger agreement is attached as Annex A to this joint proxy statement/prospectus and is incorporated by reference herein. In this joint proxy statement/prospectus, we refer to the closing of the transactions contemplated by the merger agreement as the “closing” and the date on which the closing occurs as the “closing date.”

In order to complete the merger, among other things:
•
MVB shareholders must approve the merger agreement and the transactions contemplated by the merger agreement, including the merger of IFH with and into MVB, with MVB as the surviving company, and the issuance of shares of MVB common stock as merger consideration (the “MVB merger proposal”); and

•	IFH shareholders must approve the merger agreement and the transactions contemplated thereby, including the merger with MVB (the “IFH merger proposal”).
MVB will hold the special meeting of MVB shareholders virtually via the internet (the “MVB special meeting”) to obtain approval of the MVB merger proposal.
MVB shareholders will also be asked to approve a proposal to approve an amendment to the MVB’s articles of incorporation to effect an increase in the number of authorized shares of MVB common stock from 20,000,000 to 40,000,000 (such amendment, the “MVB articles amendment” and such proposal, the “MVB articles amendment proposal”). The approval of the MVB articles amendment proposal is not a condition to the closing of the merger.

In addition, MVB shareholders will be asked to approve a proposal to adjourn the MVB special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the MVB special meeting to approve the MVB merger proposal or the MVB articles amendment proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to MVB shareholders (the “MVB adjournment proposal”).
The special meeting of IFH shareholders will be held at IFH’s headquarters, located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, on January 24, 2023, at 4:00 p.m. Eastern time (the “IFH special meeting”) to obtain approval of the IFH merger proposal.
IFH shareholders will also be asked to approve a proposal to adjourn the IFH special meeting to solicit additional proxies (i) if there are insufficient votes at the time of the IFH special meeting to approve the IFH merger proposal or (ii) if adjournment is necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to holders of IFH common stock (the “IFH adjournment proposal”).
This document is also a prospectus that is being delivered to holders of IFH common stock because, pursuant to the merger agreement, MVB is offering shares of MVB common stock to holders of IFH common stock.
This joint proxy statement/prospectus contains important information about the merger and the other proposals being voted on at the MVB and IFH special meetings. You should read it carefully and in its entirety. The enclosed materials allow you to have your shares of common stock voted by proxy without attending your meeting. Your vote is important and we encourage you to submit your proxy as soon as possible.
Q:	What will happen in the merger?
A:
In the merger, MVB and IFH will merge, with MVB as the surviving entity. In the bank merger, which will occur following the merger, MVB Bank and West Town Bank will merge, with MVB Bank as the surviving bank.

Each share of IFH common stock issued and outstanding immediately prior to the effective time, except for any shares of IFH common stock owned by IFH as treasury stock or owned by IFH or MVB (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and except for shares for which appraisal rights have been exercised, will be converted into the right to receive 1.21 shares (the “exchange ratio”) of MVB common stock (the “merger consideration”).
After completion of the merger, IFH will cease to exist. Holders of MVB common stock will continue to own their existing shares of MVB common stock. See the information provided in the section entitled “The Merger Agreement—Structure of the Merger” beginning on page 122 and the merger agreement for more information about the merger.
Q:	When and where will each of the special meetings take place?
A:
The MVB special meeting will be held virtually via the internet on January 25, 2023 at 10:00 a.m. Eastern Time. As we continue to monitor the status of the COVID-19 (coronavirus) pandemic and, in order to support the health and safety of our shareholders, employees and community, the MVB special meeting will be held in a virtual-only format conducted via live webcast, which means that you will be able to participate in substantially the same manner as if you were attending the meeting in person, including the ability to submit questions and vote your shares electronically during the meeting via live webcast. If you are a holder of record, you may attend the MVB special meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and entering the control number that is printed on your proxy card. If you are not a shareholder, you will be able to attend the meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and registering as a guest. If you enter the meeting as a guest, you will not be able to vote or submit questions during the meeting. You may log in beginning at 9:45 a.m. (Eastern Time) on January 25, 2023. The MVB special meeting will begin promptly at 10:00 a.m. (Eastern Time). An archived copy of the webcast will also be available under the Investor Relations tab on the Company’s website at www.mvbbanking.com.

The IFH special meeting will be held at IFH’s headquarters, located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, on January 24, 2023, at 4:00 p.m. Eastern time.
Even if you plan to attend your respective company’s special meeting, MVB and IFH recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the applicable special meeting.
Q:	What matters will be considered at each of the special meetings?
A:	At the MVB special meeting, MVB shareholders will be asked to consider and vote on the following proposals:
•	MVB Proposal 1: The MVB merger proposal;
•	MVB Proposal 2: The MVB articles amendment proposal; and
•	MVB Proposal 2: The MVB adjournment proposal.
At the IFH special meeting, IFH shareholders will be asked to consider and vote on the following proposals:
•	IFH Proposal 1: The IFH merger proposal; and
•	IFH Proposal 2: The IFH adjournment proposal.
In order to complete the merger, among other things, MVB shareholders must approve the MVB merger proposal and IFH shareholders must approve the IFH merger proposal. None of the approvals of the MVB articles amendment proposal, the MVB adjournment proposal or the IFH adjournment proposal is a condition to the obligations of MVB or IFH to complete the merger.
Q:	What will holders of IFH common stock receive in the merger?
A:
In the merger, holders of IFH common stock will receive 1.21 shares of MVB common stock for each share of IFH common stock held immediately prior to the completion of the merger. MVB will not issue any fractional shares of MVB common stock in the merger. Holders of IFH common stock who would otherwise be entitled to a fractional share of MVB common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the daily closing-sale price per share of MVB common stock on NASDAQ, as reported by THE WALL STREET JOURNAL, for the consecutive period of five (5) full trading days ending on the day preceding the closing date by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of MVB common stock that such shareholder would otherwise be entitled to receive.

If IFH provides notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of MVB common stock relative to MVB’s historic price and the price of the NASDAQ Bank Index, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash).
Q:	What will holders of MVB common stock receive in the merger?
A:
In the merger, holders of MVB common stock will not receive any consideration, and their shares of MVB common stock will remain outstanding and will constitute shares of MVB following the merger. Following the merger, shares of MVB common stock will continue to be traded on NASDAQ.

Q:	Will the value of the merger consideration change between the date of this joint proxy statement/prospectus and the time the merger is completed?
A:
Yes. Although the number of shares of MVB common stock that IFH shareholders will receive is fixed, the value of the merger consideration will fluctuate between the date of this joint proxy statement/prospectus and the completion of the merger based upon the market value for MVB common stock. Any fluctuation in the market price of MVB common stock will change the value of the shares of MVB common stock that IFH shareholders will receive.

IFH is permitted to terminate the merger agreement, in certain circumstances, if the market price of MVB common stock falls below certain thresholds. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 136 for a more detailed discussion of the circumstances under which IFH can terminate the merger agreement.
Q:	How will the merger affect IFH equity awards?
A:
The merger agreement provides that, at the effective time, each option granted by IFH to purchase shares of IFH common stock under an IFH stock plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time (a “IFH Stock Option”) shall without any further action on the part of any holder thereof, be assumed by MVB and shall be converted into an option to purchase MVB common stock (a “Purchaser Stock Option”). Each such Purchaser Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the IFH Stock Option immediately prior to the effective time. As of the effective time, each such Purchaser Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of MVB common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of IFH common stock subject to such IFH Stock Option, multiplied by (ii) 1.21, at an exercise price per share of MVB common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of IFH common stock subject to such IFH Stock Option by (B) 1.21, provided, that the exercise price and the number of shares of MVB common stock subject to the Purchaser Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and, in the case of IFH Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code.

Immediately prior to the effective time (but contingent upon the closing), each award in respect of a share of IFH common stock subject to vesting, repurchase or other lapse restriction granted under an IFH stock plan that is unvested or contingent and outstanding immediately prior to the effective time (a “IFH Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such IFH Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be cancelled and converted automatically into the right to receive merger consideration in respect of each such share of IFH common stock under such IFH Restricted Stock Award, less applicable withholding taxes.
At the effective time, each equity award other than an IFH Stock Option or an IFH Restricted Stock Award (an “Other IFH Equity Award”), whether or not then vested or free of conditions to payment, automatically and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive a number of shares of MVB common stock equal to the product of (i) the number of shares of IFH common stock subject to such Other IFH Equity Award multiplied by (ii) 1.21, with cash payable in lieu of fractional shares.
Q:	How does the MVB board of directors recommend that I vote at the MVB special meeting?
A:	The MVB board of directors unanimously recommends that you vote “FOR” the MVB merger proposal, “FOR” the MVB articles amendment proposal and “FOR” the MVB adjournment proposal.
Q:	How does the IFH board of directors recommend that I vote at the IFH special meeting?
A:
The IFH board of directors unanimously recommends that you vote “FOR” the IFH merger proposal and “FOR” the IFH adjournment proposal. In considering the recommendations of the IFH board of directors, IFH shareholders should be aware that IFH directors and executive officers may have interests in the merger that are different from, or in addition to, the interests of IFH shareholders generally. For a more complete description of these interests, see the information provided in the section entitled “The Merger—Interests of IFH Directors and Executive Officers in the Merger” beginning on page 111.

Q:	Who is entitled to vote at the MVB special meeting?
A:
The record date for the MVB special meeting is December 6, 2022. All MVB shareholders who held shares at the close of business on the record date for the MVB special meeting are entitled to receive notice of, and to vote at, the MVB special meeting. Each holder of MVB common stock is entitled to cast one (1) vote on each matter properly brought before the MVB special meeting for each share of MVB common stock that such holder owned of record as of the record date. As of December 6, 2022, there were 12,615,965 outstanding shares of MVB common stock.
Attendance at the special meeting is not required to vote. See below and the section entitled “The MVB Special Meeting—Proxies” beginning on page 53 for instructions on how to vote your shares of MVB common stock without attending the MVB special meeting.
Q:	Who is entitled to vote at the IFH special meeting?
A:
The record date for the IFH special meeting is December 6, 2022. All IFH shareholders who held shares at the close of business on the record date for the IFH special meeting are entitled to receive notice of, and to vote at, the IFH special meeting. Each holder of IFH common stock is entitled to cast one (1) vote on each matter properly brought before the IFH special meeting for each share of IFH common stock that such holder owned of record as of the record date. The IFH voting common stock and IFH non-voting common stock will vote as separate voting groups on the proposals to be considered at the IFH special meeting. As of December 6, 2022, there were 2,239,209 outstanding shares of IFH voting common stock and 21,740 outstanding shares of IFH non-voting common stock.

Attendance at the special meeting is not required to vote. See below and the section entitled “The IFH Special Meeting—Voting Methods; Proxies and Incomplete Proxies” beginning on page 59 for instructions on how to vote your shares of IFH common stock without attending the IFH special meeting.
Q:	What constitutes a quorum for the MVB special meeting?
A:
The presence at the MVB special meeting, virtually or by proxy, of holders of a majority of the outstanding shares of MVB common stock entitled to vote at the MVB special meeting will constitute a quorum for the transaction of business at the MVB special meeting. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What constitutes a quorum for the IFH special meeting?
A:
The presence at the IFH special meeting, in person or by proxy, of holders of a majority of the votes entitled to be cast by a voting group at the IFH special meeting will constitute a quorum for the transaction of business at the IFH special meeting with respect to that voting group. Abstentions will be included in determining the number of shares present at the meeting for the purpose of determining the presence of a quorum.

Q:	What vote is required for the approval of each proposal at the MVB special meeting?
A:	MVB Proposal 1: MVB merger proposal. Approval of the MVB merger proposal requires the affirmative vote of a majority of the votes cast on the proposal, assuming a quorum is present.
MVB Proposal 2: MVB articles amendment proposal. Approval of the MVB articles amendment proposal requires the affirmative vote of the majority of the votes cast on the proposal, assuming a quorum is present.
MVB Proposal 3: MVB adjournment proposal. Whether or not a quorum will be present at the meeting, approval of the MVB adjournment proposal requires the affirmative vote of a majority of the shares of MVB common stock having voting power present virtually or represented by proxy at the MVB special meeting.
Q:	What vote is required for the approval of each proposal at the IFH special meeting?
A:
IFH merger proposal. Approval of the IFH merger proposal requires (i) the affirmative vote of a majority of the outstanding shares of IFH voting common stock entitled to vote on the merger proposal, voting as a separate voting group, and (ii) the affirmative vote of a majority of the outstanding shares of IFH non-voting common stock entitled to vote on the merger proposal, voting as a separate voting group. As of the record date of the IFH special meeting, all outstanding shares of IFH non-voting common stock were held by a single shareholder affiliated with the Chairman of IFH’s board of directors.

If a shareholder marks “ABSTAIN” on the holder’s proxy, fails to submit a proxy or vote in person at the IFH special meeting, or fails to instruct such shareholder’s bank or broker how to vote with respect to the IFH merger proposal, it will have the same effect as a vote “AGAINST” the IFH merger proposal.
IFH adjournment proposal. Whether or not a quorum is present at the meeting, the IFH adjournment proposal will be approved by each voting group, if the votes cast with respect to that voting group at the IFH special meeting, in person or by proxy, in favor of the adjournment proposal exceed the votes cast against such proposal.
If a shareholder marks “ABSTAIN” on such holder’s proxy card, fails to submit a proxy or vote in person at the IFH special meeting or fails to instruct such shareholder’s bank or broker how to vote with respect to the IFH adjournment proposal, it will have no effect on the adjournment proposal.
Q:	What if I hold shares in both MVB and IFH?
A:
If you hold shares of both MVB common stock and IFH common stock, you will receive separate packages of proxy materials. A vote cast as an MVB shareholder will not count as a vote cast as an IFH shareholder, and a vote cast as an IFH shareholder will not count as a vote cast as an MVB shareholder. Therefore, please submit separate proxies for your shares of MVB common stock and your shares of IFH common stock.

Q:	How can I attend, vote and ask questions at the MVB special meeting or the IFH special meeting?
A:
Record Holders. If you hold shares directly in your name as the holder of record of MVB or IFH common stock, you are a “record holder” and your shares may be voted at the MVB special meeting or the IFH special meeting by you, as applicable. If you choose to vote your shares virtually at the MVB special meeting via the applicable special meeting website, you will need the control number, as described below.

Beneficial Owners. If you hold shares in a brokerage or other account in “street name,” you are a “beneficial owner” and your shares may be voted at the MVB special meeting or the IFH special meeting, as applicable, by you as described below. You should follow the instructions provided by your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide your broker, bank or nominee with instructions on how to vote your share or, if you wish to vote in person at the IFH special meeting, you must obtain a signed legal proxy from your bank, broker or nominee giving you the right to vote the shares. If you choose to vote your shares virtually at the MVB special meeting via the special meeting website, you will need the control number for the MVB special meeting, as described below.
MVB special meeting. If you are a record holder of MVB common stock, you will be able to attend the MVB special meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and following the instructions. Please have your control number, which can be found on your proxy card previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the MVB special meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and following the instructions. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the MVB special meeting to ensure you have access. If you are a beneficial owner and do not receive a control number, please contact your bank, broker, trustee or other nominee.
MVB encourages its shareholders to visit the meeting website above in advance of the MVB special meeting to familiarize themselves with the online access process. The virtual MVB special meeting platform is fully supported across browsers and devices that are equipped with the most updated version of applicable software and plugins. Shareholders should verify their internet connection prior to the MVB special meeting. Technical support information is provided on the sign-in page for all shareholders beginning 15 minutes prior to the start of the meeting. If you have difficulty accessing the virtual MVB special meeting during check-in or during the meeting, please contact technical support as indicated on the MVB special meeting sign-in page. Shareholders will have substantially the same opportunities to participate in the virtual MVB special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform.

IFH special meeting.
All IFH shareholders, including shareholders of record and shareholders who hold their shares in “street name” through a bank or a broker, are invited to attend the IFH special meeting.
Holders of record of IFH common stock can vote in person at the IFH special meeting. If you are not a shareholder of record of IFH common stock, you must obtain a valid appointment of proxy, executed in your favor, from the record holder of your shares, such as a bank or a broker, to be able to vote in person at the IFH special meeting. If you plan to attend the IFH special meeting, you must hold your shares in your own name or have a letter from the record holder of your shares confirming your ownership. In addition, you must bring a form of personal photo identification with you in order to be admitted to the IFH special meeting. IFH reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the IFH special meeting is prohibited without IFH’s express written consent.
If you are a shareholder of record of your IFH shares, you can vote by completing, signing, dating and mailing your proxy card in the enclosed postage-paid return envelope. Alternatively, you may vote through the Internet. Information and applicable deadlines for voting through the Internet are set forth in the enclosed proxy card for the IFH special meeting and further described below. If you hold your shares in “street name” through a bank or broker, you must direct your bank or broker how to vote in accordance with the instructions you have received from your bank or broker. As discussed above, “street name” shareholders who wish to vote in person at the IFH special meeting will need to obtain a legal proxy from the institution that is the record holder of their IFH shares.
Even if you plan to attend the MVB special meeting or the IFH special meeting, as applicable, MVB and IFH recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to or become unable to attend the respective special meeting.
Additional information on attending the special meetings can be found under the section entitled “The MVB Special Meeting—Attending the Virtual Special Meeting” on page 52 and under the section entitled “The IFH Special Meeting—Attending the IFH Special Meeting” on page 59.
Q:	How can I vote my shares without attending my respective special meeting?
A:
Whether you hold your shares directly as the holder of record of MVB common stock or IFH common stock or beneficially in “street name,” you may direct your vote by proxy without attending the MVB special meeting or the IFH special meeting, as applicable.

If you are a record holder of MVB common stock or IFH common stock, you can vote your shares by proxy over the internet, by mail or, with respect to MVB shareholders, by telephone, by following the instructions provided in the enclosed proxy card. If you hold shares beneficially in “street name” as a beneficial owner of MVB common stock or IFH common stock, you should follow the voting instructions provided by your bank, broker, trustee or other nominee.
Additional information on voting procedures can be found under the section entitled “The MVB Special Meeting—Attending the Virtual Special Meeting” on page 52 and under the section entitled “The IFH Special Meeting—Voting Methods; Proxies and Incomplete Proxies” on page 59.
Q:	What do I need to do now?
A:
After carefully reading and considering the information contained in this document, please vote as soon as possible. If you hold shares of MVB common stock or IFH common stock, please respond by completing, signing and dating the accompanying proxy card and returning it in the enclosed postage-paid envelope, or by submitting your proxy through the internet or, in the case of MVB shareholders, by telephone, as soon as possible so that your shares may be represented at your meeting. Please note that if you are a beneficial owner with shares held in “street name,” you should follow the voting instructions provided by your bank, broker, trustee or other nominee.

Q:	If I am a beneficial owner with my shares held in “street name” by a bank, broker, trustee or other nominee, will my bank, broker, trustee or other nominee vote my shares for me?
A:
No. Your bank, broker, trustee or other nominee cannot vote your shares without instructions from you. You should instruct your bank, broker, trustee or other nominee how to vote your shares in accordance with the instructions provided to you. Please check the voting instruction form used by your bank, broker, trustee or other nominee.

Q:	What is a “broker non-vote”?
A:
Banks, brokers and other nominees who hold shares in street name for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, banks, brokers and other nominees are not allowed to exercise their voting discretion with respect to the approval of matters determined to be “non-routine” without specific instructions from the beneficial owner.

A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at each of the MVB special meeting and the IFH special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the MVB special meeting or the IFH special meeting. If your bank, broker, trustee or other nominee holds your shares of MVB common stock or IFH common stock in “street name,” such entity will vote your shares of MVB common stock or IFH common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
If you are a beneficial owner of MVB common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of MVB common stock:
•
MVB merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the MVB merger proposal, which broker non-votes, if any, will not be counted as a vote cast and will not have any effect on the outcome of the MVB merger proposal, assuming a quorum is present;

•
MVB articles amendment proposal: your bank, broker, trustee or other nominee may not vote your shares on the MVB articles amendment proposal, which broker non-votes, if any, will not be counted as a vote cast and will not have any effect on the outcome of the MVB merger proposal, assuming a quorum is present; and

•
MVB adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the MVB adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

If you are a beneficial owner of IFH common stock and you do not instruct your bank, broker, trustee or other nominee on how to vote your shares of IFH common stock:
•
IFH merger proposal: your bank, broker, trustee or other nominee may not vote your shares on the IFH merger proposal, which broker non-votes, if any, will have the same effect as a vote “AGAINST” such proposal;

•
IFH adjournment proposal: your bank, broker, trustee or other nominee may not vote your shares on the IFH adjournment proposal, which broker non-votes, if any, will have no effect on the outcome of such proposal.

Q:	What if I fail to vote or abstain?
A:	For purposes of the MVB special meeting, an abstention occurs when an MVB shareholder attends the MVB special meeting and does not vote or returns a proxy with an “abstain” instruction.

•
MVB merger proposal: Abstentions and failures to submit a proxy or vote virtually at the MVB special meeting, or failure to instruct your bank or broker how to vote, will not be counted as a vote cast and will not have any effect on the outcome of the MVB merger proposal, assuming a quorum is present.

•
MVB articles amendment proposal: Abstentions and failures to submit a proxy or vote virtually at the MVB special meeting, or failure to instruct your bank or broker how to vote, will not be counted as a vote cast and will not have any effect on the outcome of the MVB articles amendment proposal, assuming a quorum is present.

•
MVB adjournment proposal: An abstention will have the same effect as a vote “AGAINST” the MVB adjournment proposal. If an MVB shareholder is not present at the MVB special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

For purposes of the IFH special meeting, an abstention occurs when an IFH shareholder attends the IFH special meeting and does not vote or returns a proxy with an “abstain” instruction.
•
IFH merger proposal: An abstention will have the same effect as a vote “AGAINST” the IFH merger proposal. If an IFH shareholder is not present at the IFH special meeting and does not respond by proxy, it will also have the same effect as a vote “AGAINST” the IFH merger proposal.

•
IFH adjournment proposal: An abstention will have the same effect as a vote “AGAINST” the IFH adjournment proposal. If an IFH shareholder is not present at the IFH special meeting and does not respond by proxy, it will have no effect on the outcome of such proposal.

Q:	Why is my vote important?
A:
If you do not vote, it will be more difficult for MVB or IFH to obtain the necessary quorum to hold its special meeting and to obtain the shareholder approval that each of its board of directors is recommending and seeking. Assuming that a quorum is present, the affirmative vote of a majority of the votes cast on the proposal is required to approve the MVB merger proposal. The IFH merger proposal must be approved by (i) the affirmative vote of a majority of the outstanding shares of IFH voting common stock entitled to vote on the merger proposal, voting as a separate voting group, and (ii) the affirmative vote of a majority of the outstanding shares of IFH non-voting common stock entitled to vote on the merger proposal, voting as a separate voting group. Abstentions and failures to submit a proxy or vote virtually at the MVB special meeting, or failure to instruct your bank or broker how to vote, will not be counted as votes cast and will not have any effect on the outcome of the MVB merger proposal, assuming a quorum is present. Failure to submit a proxy or vote virtually or in person, as applicable, at the IFH special meeting, or failure to instruct your bank or broker how to vote, or abstention will have the same effect as a vote “AGAINST” the IFH merger proposal.

The MVB board of directors and the IFH board of directors unanimously recommend that you vote “FOR” the MVB merger proposal and “FOR” the IFH merger proposal, respectively, and “FOR” the other proposals to be considered at the MVB special meeting and the IFH special meeting, respectively.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
If you sign and return your proxy card without indicating how to vote on any particular proposal, the shares of MVB common stock represented by your proxy will be voted as recommended by the MVB board of directors with respect to such proposals, or the shares of IFH common stock represented by your proxy will be voted as recommended by the IFH board of directors with respect to such proposals, as the case may be.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?
A:
If you directly hold shares of MVB common stock or IFH common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:

•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of MVB or IFH, as applicable;
•	signing and returning a proxy card with a later date;
•	in the case of MVB shareholders, attending the special meeting virtually and voting at the special meeting via the special meeting website;

•	in the case of IFH shareholders, attending the IFH special meeting and voting in person at the meeting; or
•	voting by the internet or, in the case of MVB shareholders, by telephone at a later time.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
in the case of MVB shareholders, attending the special meeting virtually and voting your shares via the special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Q:	Will MVB be required to submit the MVB merger proposal to its shareholders even if the MVB board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the MVB special meeting, MVB is required to submit the MVB merger proposal to its shareholders even if the MVB board of directors has withdrawn, modified or qualified its recommendation in favor of the merger.

Q:	Will IFH be required to submit the IFH merger proposal to its shareholders even if the IFH board of directors has withdrawn, modified or qualified its recommendation?
A:
Yes. Unless the merger agreement is terminated before the IFH special meeting, IFH is required to submit the IFH merger proposal to its shareholders even if the IFH board of directors has withdrawn, modified or qualified its recommendation in favor of the merger.

Q:	Are holders of MVB common stock entitled to dissenters’ rights?
A:
No. Holders of MVB common stock are not entitled to dissenters’ rights under the West Virginia Business Corporation Act (the “WVBCA”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 118.

Q:	Are holders of IFH common stock entitled to appraisal rights?
A:
Yes. Holders of IFH common stock are entitled to appraisal rights under the North Carolina Business Corporation Act (the “NCBCA”). For more information, see the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 118.

Q:
Are there any risks that I should consider in deciding whether to vote for the approval of the MVB merger proposal, the IFH merger proposal, or the other proposals to be considered at the MVB special meeting and the IFH special meeting, respectively?

A:
Yes. You should read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 25. You also should read and carefully consider the risk factors of MVB in the documents that are incorporated by reference into this joint proxy statement/prospectus.

Q:	What are the material U.S. federal income tax consequences of the merger to holders of IFH common stock?
A:
The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of MVB and IFH receives a legal opinion to the effect that the merger will so qualify. Accordingly, holders of IFH common stock will not be required to recognize any gain or loss for U.S. federal income tax purposes on the exchange of their IFH common stock for MVB common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of MVB common stock or cash otherwise received. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus. You should therefore consult with your own tax advisor for a full understanding of the tax consequences to you of the merger. For a more complete discussion of the material U.S. federal income tax consequences of the merger, see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 140.
Q:	When is the merger expected to be completed?
A:
Neither MVB nor IFH can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. IFH must obtain the approval of IFH shareholders for the IFH merger proposal, and MVB must obtain the approval of MVB shareholders for the MVB merger proposal. MVB and IFH must also obtain necessary regulatory approvals and satisfy certain other closing conditions. MVB and IFH expect the merger to be completed promptly once MVB and IFH have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied certain other closing conditions.

Q:	What are the conditions to complete the merger?
A:
The obligations of MVB and IFH to complete the merger are subject to the satisfaction or waiver of certain closing conditions contained in the merger agreement, including, but not limited to, the receipt of required regulatory approvals and the expiration of all statutory waiting periods without the imposition of any materially burdensome regulatory condition, the receipt of certain tax opinions, approval by MVB shareholders of the MVB merger proposal and approval by IFH shareholders of the IFH merger proposal. For more information, see “The Merger Agreement—Conditions to Complete the Merger” beginning on page 135.

Q:	What happens if the merger is not completed?
A:
If the merger is not completed, holders of IFH common stock will not receive any consideration for their shares of IFH common stock in connection with the merger. Instead IFH will remain an independent private company, and IFH’s voting common stock will continue to be traded on OTCQX. In addition, if the merger agreement is terminated in certain circumstances, a termination fee of $3.9 million will be payable by IFH. See “The Merger Agreement—Termination Fee” beginning on page 137 for a more detailed discussion of the circumstances under which a termination fee will be required to be paid.

Q:	What happens if I sell my shares after the applicable record date but before my company’s special meeting?
A:
Each of the MVB and IFH record date is earlier than the date of the MVB special meeting and the IFH special meeting, as applicable, and earlier than the date that the merger is expected to be completed. If you sell or otherwise transfer your shares of MVB common stock or IFH common stock, as applicable, after the applicable record date but before the date of the applicable special meeting, you will retain your right to vote at such special meeting (provided that such shares remain outstanding on the date of such special meeting), but, with respect to the IFH common stock, you will not have the right to receive the merger consideration to be received by IFH shareholders in connection with the merger. In order to receive the merger consideration, you must hold your shares of IFH common stock through the completion of the merger.

Q:	Should I send in my stock certificates now?
A:
No. Please do not send in your stock certificates with your proxy. After the merger is completed, an exchange agent designated by MVB and mutually acceptable to IFH (the “exchange agent”) will send you instructions for exchanging IFH stock certificates, if your shares are certificated, for the consideration to be received in the merger. See “The Merger Agreement—Exchange of Shares” beginning on page 124.

Q:	What should I do if I receive more than one set of voting materials for the same special meeting?
A:
If you are a beneficial owner and hold shares of MVB common stock or IFH common stock in “street name” and also are a record holder and hold shares directly in your name or otherwise or if you hold shares of MVB common stock or IFH common stock in more than one (1) brokerage account, you may receive more than one (1) set of voting materials relating to the same special meeting.

Record Holders: For shares held directly, please complete, sign, date and return each proxy card (or cast your vote by internet as provided on each proxy card) or otherwise follow the voting instructions provided in this joint proxy statement/prospectus in order to ensure that all of your shares of MVB common stock or IFH common stock are voted.
Beneficial Owners: For shares held in “street name” through a bank, broker, trustee or other nominee, you should follow the procedures provided by your bank, broker, trustee or other nominee in order to vote your shares.
Q:	Who can help answer my questions?
A:
MVB shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Lisa J. McCormick, Corporate Secretary of MVB, at (304) 363-4800 or by email to lmccormick@mvbbanking.com.

IFH shareholders: If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact Steven E. Crouse, EVP and Chief Financial Officer of IFH at (919) 861-8018, or by e-mail to steve@ifhinc.com.
Q:	Where can I find more information about MVB?
A:	You can find more information about MVB from the various sources described under “Where You Can Find More Information” beginning on page 159.
Q:	What is householding and how does it affect me?
A:
The SEC permits companies to send a single set of proxy materials to any household at which two (2) or more shareholders reside, unless contrary instructions have been received, but only if the applicable shareholders provide advance notice and follow certain procedures. In such cases, each shareholder continues to receive a separate notice of the meeting and proxy card. Certain brokerage firms may have instituted householding for beneficial owners of MVB common stock and IFH common stock, as applicable, held through brokerage firms. If your family has multiple accounts holding MVB common stock or IFH common stock, as applicable, you may have already received a householding notification from your broker. Please contact your broker directly if you have any questions or require additional copies of this joint proxy statement/prospectus. The broker will arrange for delivery of a separate copy of this joint proxy statement/prospectus promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

SUMMARY
This summary highlights selected information in this joint proxy statement/prospectus and may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the matters being considered at the special meetings. In addition, we incorporate by reference important business and financial information about MVB and IFH into this joint proxy statement/prospectus. You may obtain the information incorporated by reference into this joint proxy statement/prospectus without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 159 of this joint proxy statement/prospectus.
Information about the Companies (pages 63)
MVB
MVB Financial Corp. is a financial holding company organized as a West Virginia corporation in 2003 that operates principally through its wholly-owned subsidiary, MVB Bank, Inc. (“MVB Bank”). MVB conducts a wide range of business activities, primarily commercial and retail (“CoRe”) banking. MVB also continues to be involved in new innovative strategies to provide independent banking to corporate clients throughout the United States by leveraging recent investments in financial technology (“Fintech”) related companies, as further described in MVB’s filings with the SEC which are incorporated by reference into this joint proxy statement/prospectus. MVB considers Fintech companies as those entities that use technology to electronically move funds.
MVB Bank was formed on October 30, 1997 and chartered under the laws of the State of West Virginia. MVB Bank commenced operations on January 4, 1999. MVB Bank offers its customers a full range of products and services, including various demand deposit accounts, savings accounts, money market accounts and certificates of deposit, commercial, consumer and real estate mortgage loans and lines of credit, cashier’s checks, safe deposit rental facilities, and non-deposit investment services offered through an association with a broker-dealer.
MVB’s common stock is traded on NASDAQ under the symbol “MVBF.” The Company’s principal executive office is located at 301 Virginia Avenue, Fairmont, West Virginia 26554 and its telephone number is (304) 363-4800.
IFH
Integrated Financial Holdings, Inc. is a bank holding company that has elected to be treated as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). IFH, which was originally incorporated under the name West Town Bancorp, Inc., was formed on June 23, 2015, as a North Carolina business corporation with its main office in Raleigh, North Carolina. Effective January 1, 2016, IFH became the registered bank holding company of West Town Bank and is the bank’s sole shareholder. IFH specializes in small business lending solutions, which it offers through West Town Bank and Windsor Advantage, LLC (“Windsor Advantage”), a wholly owned subsidiary of IFH. West Town Bank is headquartered in North Riverside, Illinois and offers traditional community bank deposit and lending services in the greater Chicago area. Additionally, West Town Bank engages in government-guaranteed lending on a national basis and tailors deposit products for specific lines of business. Windsor Advantage is a loan service provider that offers community banks and credit unions with a comprehensive outsourced U.S. Small Business Association (“SBA”) 7(a) and U.S. Department of Agriculture (“USDA”) lending platform.
IFH’s voting common stock is traded on OTCQX under the symbol “IFHI.” IFH’s principal executive office is located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, and its telephone number is (919) 948-1987.
The Merger and the Merger Agreement (pages 79 and 122)
The terms and conditions of the merger are contained in the merger agreement, a copy of which is attached as Annex A to this joint proxy statement/prospectus. You are encouraged to read the merger agreement carefully and in its entirety, as it is the primary legal document that governs the merger.

Pursuant to the terms and subject to the conditions set forth in the merger agreement, at the effective time of the merger, MVB and IFH will merge, with MVB as the surviving entity. The merger agreement further provides that following the merger, the bank merger will occur in which West Town Bank and MVB Bank will merge, with MVB Bank as the surviving bank.
Merger Consideration (page 122)
Each share of IFH common stock issued and outstanding immediately prior to the effective time, except for certain shares owned by MVB or IFH and shares for which appraisal rights have been exercised, will be converted into the right to receive 1.21 shares of MVB common stock. IFH shareholders who would otherwise be entitled to a fraction of a share of MVB common stock in the merger will instead receive, for the fraction of a share, an amount in cash (rounded to the nearest cent) based on the average MVB daily closing-sales price for MVB common stock for the five (5) full trading days immediately prior to the closing date.
MVB common stock is listed on NASDAQ under the symbol “MVBF,” and IFH common stock is traded on OTCQX under the symbol “IFHI.” The following table shows the closing sale prices of MVB common stock and IFH common stock as reported on NASDAQ and OTCQX, respectively, on August 11, 2022, the last trading day before the public announcement of the merger agreement, and on December 6, 2022, the last practicable trading day before the date of this joint proxy statement/prospectus. This table also shows the implied value of the merger consideration to be issued in exchange for each share of IFH common stock, which was calculated by multiplying the closing price of MVB common stock on those dates by the exchange ratio of 1.21.
	MVB Common Stock	IFH Common Stock	Implied Value of One Share of IFH Common Stock
August 11, 2022	$34.54	$26.60	$41.79
December 6, 2022	$23.36	$29.57	$28.27
If IFH provides notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of MVB common stock relative to MVB’s historic price and the price of the NASDAQ Bank Index, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash).
For more information on the exchange ratio, see the section entitled “The Merger—Terms of the Merger” beginning on page 79 and “The Merger Agreement—Merger Consideration” beginning on page 122.
Treatment of IFH Equity Awards (page 123)
The merger agreement provides that, at the effective time, each option granted by IFH to purchase shares of IFH common stock under an IFH stock plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time (a “IFH Stock Option”) shall without any further action on the part of any holder thereof, be assumed by MVB and shall be converted into an option to purchase MVB common stock (a “Purchaser Stock Option”). Each such Purchaser Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the IFH Stock Option immediately prior to the effective time. As of the effective time, each such Purchaser Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of MVB common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of IFH common stock subject to such IFH Stock Option, multiplied by (ii) 1.21, at an exercise price per share of MVB common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of IFH common stock subject to such IFH Stock Option by (B) 1.21, provided, that the exercise price and the number of shares of MVB common stock subject to the Purchaser Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and, in the case of IFH Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code.
Immediately prior to the effective time (but contingent upon the closing), each award in respect of a share of IFH common stock subject to vesting, repurchase or other lapse restriction granted under an IFH stock plan that is unvested or contingent and outstanding immediately prior to the effective time (a “IFH Restricted Stock

Award”) shall fully vest (with any performance-based vesting condition applicable to such IFH Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be cancelled and converted automatically into the right to receive merger consideration in respect of each such share of IFH common stock under such IFH Restricted Stock Award, less applicable withholding taxes.
At the effective time, each equity award other than an IFH Stock Option or an IFH Restricted Stock Award (an “Other IFH Equity Award”), whether or not then vested or free of conditions to payment, automatically and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive a number of shares of MVB common stock equal to the product of (i) the number of shares of IFH common stock subject to such Other IFH Equity Award multiplied by (ii) 1.21, with cash payable in lieu of fractional shares. MVB shall issue such Other IFH Equity Award, net of applicable tax withholdings, which shall be accomplished through the withholding of shares of MVB common stock with a value equal to the applicable tax withholding obligation, within five (5) business days following the closing date.
For more information see “The Merger—Treatment of IFH Equity Awards” beginning on page 123.
Material U.S. Federal Income Tax Consequences of the Merger (page 140)
The merger has been structured to qualify as a reorganization under Section 368(a) of the Code for U.S. federal income tax purposes, and it is a condition to our respective obligations to complete the merger that each of MVB and IFH receives a legal opinion to the effect that the merger will so qualify. Accordingly, holders of IFH common stock are not expected to recognize gain or loss for U.S. federal income tax purposes on the exchange of their IFH common stock for MVB common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of MVB common stock or cash otherwise received. You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this joint proxy statement/prospectus.
For more detailed information, please refer to “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 140.
The discussion of the material U.S. federal tax consequences provided herein is for general information purposes only and is not intended to be a complete discussion of all tax consequence of the merger. No discussion herein is intended to be, and may not be construed as, tax advice. We strongly urge you to consult your own tax advisors as to the applicability and effect of the rules discussed herein and the particular tax consequences of the merger under U.S. federal, state, local and non-U.S. tax laws to you.
MVB’s Reasons for the Merger; Recommendation of MVB’s Board of Directors (page 86)
After careful consideration, the MVB board of directors, at a special meeting held on August 11, 2022, unanimously (i) determined that the merger agreement, including the exchange ratio, are in the best interests of MVB and its shareholders and (ii) adopted and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the issuance of shares of MVB common stock as merger consideration. Accordingly, the MVB board of directors unanimously recommends that MVB shareholders vote “FOR” the approval of the MVB merger proposal and “FOR” the other proposals presented at the MVB special meeting. For a more detailed discussion of the MVB board of directors’ recommendation, see “The Merger—MVB’s Reasons for the Merger; Recommendation of MVB’s Board of Directors” beginning on page 86.
Opinion of MVB’s Financial Advisor (page 88)
In connection with the merger, MVB’s financial advisor, Stephens Inc. (“Stephens”), delivered a written opinion, dated August 11, 2022, to the MVB board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to MVB of the consideration to be given by MVB in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stephens in preparing the opinion, is attached as Annex C to this document. The opinion was for the information of, and was directed to, the MVB board of directors (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion does not address the underlying business decision of MVB to engage in the merger or enter into the merger agreement or constitute a recommendation to the MVB board of directors in connection with the merger, and it does not constitute a recommendation to any holder of MVB common stock or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter.
For more information, see “The Merger—Opinion of MVB’s Financial Advisor” beginning on page 88 and Annex C to this joint proxy statement/prospectus.
IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors (page 97)
After careful consideration, the IFH board, at a special meeting held on August 12, 2022, unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of IFH and its shareholders, (ii) adopted and approved the merger agreement and (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger. Accordingly, the IFH board unanimously recommends that the holders of IFH common stock vote “FOR” the IFH merger proposal and “FOR” the other proposals presented at the IFH special meeting. For a more detailed discussion of the IFH board of directors’ recommendation, see “The Merger—IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors” beginning on page 97.
Opinion of IFH’s Financial Advisor (page 100)
Pursuant to an engagement letter, IFH retained Raymond James & Associates, Inc. (“Raymond James”) as its financial advisor in connection with the proposed merger.
At the meeting of the IFH board of directors on August 10, 2022, Raymond James rendered its oral opinion, subsequently confirmed in Raymond James’ written opinion dated as of August 10, 2022, to the IFH board of directors that, as of such date and based upon and subject to the factors and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to the holders of IFH common stock.
The full text of the written opinion of Raymond James, dated as of August 10, 2022, which sets forth, among other things, the assumptions made, matters considered and limits on the review undertaken, is attached as Annex D to this joint proxy statement/prospectus and is incorporated herein by reference. The summary of the opinion of Raymond James set forth in this joint proxy statement/prospectus is qualified in its entirety by reference to the full text of such opinion. Holders of IFH common stock are urged to read the opinion in its entirety. Raymond James’ written opinion was addressed to the IFH board of directors (in its capacity as such) in connection with and for the purposes of its evaluation of the proposed merger, was directed only to the exchange ratio in the merger and did not address any other aspect of the merger. Raymond James expressed no opinion as to the fairness of any consideration to be paid in connection with the merger to any other holders of any class of securities, creditors or other constituencies of IFH or as to the underlying decision by IFH to engage in the proposed merger. The issuance of Raymond James’ opinion was approved by a fairness committee of Raymond James. The opinion does not constitute a recommendation to any shareholder of IFH as to how such shareholder should vote with respect to the proposed merger or any other matter.
For more information, see “The Merger—Opinion of IFH’s Financial Advisor” beginning on page 100 and Annex D to this joint proxy statement/prospectus.
Interests of IFH Directors and Executive Officers in the Merger (page 111)
In considering the recommendation of IFH’s board of directors with respect to the merger, IFH’s shareholders should be aware that the directors and executive officers of IFH have certain interests in the merger that may be different from, or in addition to, the interests of IFH’s shareholders generally. These interests include, among others, the following:
•	benefits, including cash payments, under existing employment and change in control agreements for certain executive officers of IFH;
•	lump sum cash payments under the West Town Bank Supplemental Executive Benefit Plan for certain executive officers of IFH;
•	entry into employment agreements with Messrs. Eric Bergevin, Michael Breckheimer and A. Riddick Skinner to be effective immediately upon closing of the merger;

•	the accelerated vesting of restricted stock awards to executive officers and directors of IFH;
•	the vesting of certain stock options held by IFH directors and executive officers in connection with a termination of service following the merger;
•	the right to continued indemnification and directors’ and officers’ liability insurance coverage; and
•
an agreement with the chairman of the IFH board of directors that he continue to be appointed to serve on the board of directors of Dogwood State Bank, an entity in which IFH holds a non-controlling interest.

IFH’s board of directors was aware of these interests and considered them, among other matters, in making its recommendation that IFH’s shareholders vote to approve the merger proposal. For more information, see “The Merger—Background of the Merger” beginning on page 79 and “The Merger—IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors” beginning on page 97. These interests are described in more detail below, and certain of them are quantified in the narrative and in the section entitled “The Merger—Interests of IFH Directors and Executive Officers in the Merger” beginning on page 111.
Governance of the Combined Company After the Merger (page 115)
At the effective time, the Board of Directors of MVB, and the committees thereof, shall remain unchanged and shall consist of the directors of MVB immediately prior to the effective time, each of whom shall serve as the directors of MVB until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.
The executive officers of MVB shall continue as executive officers of MVB immediately after the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal. Contingent upon the closing of the merger, Mr. Eric J. Bergevin will serve as MVB’s Executive Vice President, Chief Revenue Officer, and Mr. Steven E. Crouse will serve as MVB’s Chief Financial Officer.
Name and Headquarters (page 115)
The name of the surviving corporation and surviving bank will be MVB and MVB Bank, Inc., respectively, and the headquarters of MVB and the main office of MVB Bank will be located in Fairmont, West Virginia.
Regulatory Approvals (page 115)
Subject to the terms of the merger agreement, MVB and IFH have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, to make such filings within sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger and the bank merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations (collectively, approvals) of all such governmental entities. These approvals include, among others, the approval of the merger by the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) and notice of the merger to the Illinois Department of Financial and Professional Regulation (“IDFPR”) as well as approval from the Federal Deposit Insurance Corporation (the “FDIC”) and the West Virginia Division of Financial Institutions (“WVDFI”) for the bank merger and notice to the IDFPR of the bank merger. The initial submission of the bank merger regulatory applications occurred on October 11, 2022 and submission of the merger regulatory application occurred on October 14, 2022.
MVB and IFH cannot be certain when or if they will be obtained, or that the granting of these regulatory approvals will not involve the imposition of conditions on the completion of the merger or the bank merger.
Expected Timing of the Merger
Neither MVB nor IFH can predict the actual date on which the merger will be completed, or if the merger will be completed at all, because completion is subject to conditions and factors outside the control of both companies. IFH must first obtain the approval of IFH shareholders for the IFH merger proposal, and MVB must first obtain the approval of MVB shareholders for the MVB merger proposal. MVB and IFH must also obtain necessary regulatory approvals and satisfy certain other closing conditions. MVB and IFH expect the merger to be completed promptly once MVB and IFH have obtained their respective shareholders’ approvals noted above, have obtained necessary regulatory approvals, and have satisfied the other closing conditions.
Conditions to Complete the Merger (page 135)
As more fully described in this joint proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. These conditions include:
•
the requisite MVB vote and the requisite IFH vote having been obtained (see “The Merger Agreement—Meetings; Recommendation of MVB’s and IFH’s Boards of Directors” beginning on page 133 for additional information regarding the “requisite MVB vote” and the “requisite IFH vote”);

•	the authorization for listing on NASDAQ, subject to official notice of issuance, of the MVB common stock to be issued in the merger;
•
all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition (see “The Merger—Regulatory Approvals” beginning on page 115 for additional information regarding the “requisite regulatory approvals” and the “materially burdensome regulatory condition”);

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•
no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger, the bank merger or any of the other transactions contemplated by the merger agreement being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•
the continued effectiveness of certain employment agreements between MVB and employees of IFH (see “The Merger—Interests of IFH Directors and Executive Officers in the Merger” beginning on page 111 for additional information regarding such employment agreements);

•
immediately prior to the closing, not more than ten (10%) of IFH common stock shall be held by persons who either have exercised, or are then entitled to exercise, appraisal rights under the NCBCA; and

•
settlement of certain litigation pending against West Town Bank (see “Information About the Companies—IFH—Legal Proceedings” beginning on page 64 for additional information regarding the “RESPA Litigation” which is to be settled prior to the closing).

Termination of the Merger Agreement (page 136)
The merger agreement can be terminated at any time prior to completion of the merger, whether before or after the receipt of the requisite IFH vote or the requisite MVB vote, in the following circumstances:
•	by mutual written consent of MVB and IFH;
•
by either MVB or IFH if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the transactions contemplated by the merger agreement and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either MVB or IFH if the merger has not been completed on or before August 1, 2023 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either MVB or IFH (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of IFH, in the case of a termination by MVB, or on the part of MVB, in the case of a termination by IFH, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by MVB, if, prior to the time the requisite IFH vote is obtained, (i) IFH or the IFH board of directors (A) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws, qualifies or materially and adversely modifies (or publicly discloses its intention to withdraw, qualify or materially and adversely modify) its recommendation to approve the merger agreement, or approves or recommends to its shareholders an acquisition proposal other than the merger, (B) fails to publicly recommend against a publicly announced acquisition proposal within five (5) business days of being requested to do so by MVB or fails to publicly reconfirm the recommendation in favor of the merger within five (5) business days of being requested to do so by MVB or (C) shall have breached its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the IFH board recommendation; or (ii) a tender offer or exchange offer for 25% or more of the outstanding shares of IFH common stock is commenced (other than by MVB), and the board of directors of IFH recommends that the shareholders of IFH tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within ten (10) business days (or such fewer number of days as remains prior to the IFH special meeting) after the commencement of such tender or exchange offer;

•
by IFH, if prior to such time as the requisite MVB vote is obtained, MVB or the board of directors of MVB (i) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or publicly discloses its intention to withdraw or materially and adversely modify) its recommendation in favor of the merger agreement, or (ii) shall have breached its obligations related to shareholder approval and the MVB board of directors’ recommendation; or

•
(i) by MVB, or by IFH provided that IFH shall not be in material breach of any of its obligations related to shareholder approval and the IFH board of directors’ recommendation, if the requisite IFH vote shall not have been obtained by reason of the failure to obtain the requisite IFH vote at the IFH special meeting or at any adjournment or postponement thereof or (ii) by IFH, or by MVB provided that MVB shall not be in material breach of any of its obligations related to shareholder approval and the MVB board of directors’ recommendation, if the requisite MVB vote shall not have been obtained by reason of the failure to obtain the requisite MVB vote at the MVB special meeting or at any adjournment or postponement thereof.
IFH also may terminate the merger agreement at any time during the five (5) day period commencing on the date on which the last regulatory approval required to permit the consummation of the transactions contemplated by the merger agreement is received (which we refer to as the “determination date”), if both following conditions are met:
•
the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on the trading day prior to the determination date (which we refer to as the “MVB market value”) is less than 82.5% of the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on August 11, 2022 (which we refer to as the “starting date”), the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement (which we refer to as the “initial MVB market value”); and

•
the number obtained by dividing the MVB market value by the initial MVB market value (which we refer to as the “purchaser ratio”) is less than the number obtained by dividing the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the trading day prior to the determination date (which we refer to as the “final index price”) by the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the starting date and subtracting 0.175 from such quotient (which we refer to as the “index ratio”).

If IFH elects to exercise this termination right, prompt written notice must be provided to MVB. MVB then has the option, within five business days following its receipt of such written notice, to increase the merger consideration to be received by holders of IFH common stock by, at MVB’s option, (i) increasing the exchange ratio (which we refer to as the “adjusted exchange ratio”) (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (1) the product of the initial MVB market value, 0.825 and the exchange ratio (as then in effect) by (2) the MVB market value; and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (1) the product of the index ratio and the exchange ratio (as then in effect) by (2) the purchaser ratio; or (ii) filling the difference between the adjusted exchange ratio and the exchange ratio in cash by multiplying the MVB market value by the difference in the adjusted exchange ratio and the exchange ratio (which we refer to as the “additional cash payment”).
If MVB elects to make this adjustment, MVB must provide prompt written notice to IFH, which shall contain the adjusted exchange ratio or, as applicable, the additional cash payment. Once this notice is received by IFH, the merger agreement shall continue in full force and effect.
Termination Fee (page 137)
If the merger agreement is terminated under certain circumstances, including circumstances involving an alternative acquisition proposal and changes in the recommendation of IFH’s board, IFH may be required to pay a termination fee to MVB equal to $3.9 million.
Accounting Treatment (page 115)
The merger will be accounted for as an acquisition of IFH by MVB under the acquisition method of accounting in accordance with accounting principles generally accepted in the United States (“GAAP”).
The Rights of IFH Shareholders Will Change as a Result of the Merger (page 146)
The rights of IFH shareholders are governed by North Carolina law and the IFH articles of incorporation, as amended, and the IFH bylaws. In the merger, IFH shareholders will become MVB shareholders, and their rights will be governed by West Virginia law and the MVB articles of incorporation, as amended, and the MVB bylaws, as amended. IFH shareholders will have different rights once they become MVB shareholders due to differences between the IFH governing documents and North Carolina law, on the one hand, and the MVB governing documents and West Virginia law, on the other hand. These differences are described in more detail under the section entitled “Comparison of the Rights of MVB Shareholders and IFH Shareholders” beginning on page 146.
Listing of MVB Common Stock (page 118)
The shares of MVB common stock to be issued in the merger will be listed for trading on NASDAQ. Following the merger, shares of MVB common stock will continue to be traded on NASDAQ.
The MVB Special Meeting (page 51)
The MVB special meeting will be held virtually via the internet on January 25, 2023 at 10:00 a.m., Eastern Time. You will be able to participate in substantially the same manner as if you were attending the meeting in person, including the ability to submit questions and vote your shares electronically during the meeting via live webcast by visiting www.virtualshareholdermeeting.com/MVBF2023SM. At the MVB special meeting, MVB shareholders will be asked to vote on the following matters:
•	the MVB merger proposal;
•	the MVB articles amendment proposal; and
•	the MVB adjournment proposal.
You may vote at the MVB special meeting if you owned shares of MVB common stock at the close of business on December 6, 2022. As of December 6, 2022, there were 12,615,965 shares of MVB common stock outstanding, of which less than eight percent (8%) were owned and entitled to be voted by MVB directors and executive officers and their affiliates. We currently expect that MVB’s directors and executive officers will vote their shares in favor of the MVB merger proposal, although none of them has entered into any agreements obligating them to do so.
Assuming that a quorum is present, the affirmative vote of a majority of the votes cast on the proposal is required to approve the MVB merger proposal and the MVB articles amendment proposal. If an MVB shareholder present at the MVB special meeting abstains from voting, or responds by proxy with an “ABSTAIN”, such abstention will not counted as a vote cast and will not have any effect on the outcome of the MVB merger proposal and the MVB articles amendment proposal. If an MVB shareholder is not present at the MVB special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable, such failure to vote or broker non-vote will not be counted as a vote cast and will not have any effect on the outcome of the MVB merger proposal and the MVB articles amendment proposal, assuming a quorum is present.
The IFH Special Meeting (page 58)
The IFH special meeting will be held at IFH’s headquarters, located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, on January 24, 2023 at 4:00 p.m., Eastern Time. At the IFH special meeting, IFH shareholders will be asked to vote on the following matters:
•	the IFH merger proposal; and
•	the IFH adjournment proposal.
You may vote at the IFH special meeting if you owned shares of IFH common stock at the close of business on December 6, 2022. As of December 6, 2022, there were 2,239,209 shares of IFH voting common stock outstanding, of which approximately twenty-seven percent 27% were beneficially owned and entitled to be voted by IFH directors and executive officers and their affiliates. As of December 6, 2022, there were 21,740 shares of IFH non-voting common stock outstanding, all of which shares were beneficially owned by an entity controlled by the Chairman of IFH’s board of directors. Each director and executive officer of IFH has entered into a voting and support agreement with MVB agreeing to, among other things, vote their shares of IFH common stock in favor of the merger agreement and the transactions contemplated thereby.
The IFH merger proposal will be approved if (i) a majority of the outstanding shares of IFH voting common stock are voted in favor of such proposal, and (ii) a majority of the outstanding shares of IFH non-voting common stock are voted in favor of such proposal, with the IFH voting and non-voting common stock voting as separate voting groups. If an IFH shareholder present at the IFH special meeting abstains from voting, or responds by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If an IFH shareholder is not present at the IFH special meeting and does not respond by proxy or does not provide his, her or its bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote cast “AGAINST” the IFH merger proposal.
Voting and Support Agreements (page 139)
As a condition to MVB entering into the merger agreement, each director of IFH as well as certain executive officers of IFH who have voting power over shares of IFH common stock entered into a voting and support agreement (which we refer to as the “voting agreement”) in the form attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the voting agreement, each such person agreed, among other things, to vote the shares of IFH common stock (1) in favor of the merger agreement and in favor of each of the other actions contemplated by the merger agreement, (2) against approval of any proposal made in opposition to, or in competition with, the merger or any other transactions contemplated by the merger agreement and (3) against any action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions between MVB and IFH as contemplated by the merger agreement.
Appraisal or Dissenters’ Rights in the Merger (page 118)
MVB shareholders are not entitled to dissenters’ rights under the WVBCA. IFH shareholders are entitled to appraisal rights under the NCBCA. For more information, see “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 118.
Trading Markets and Dividends
MVB common stock is listed on NASDAQ under the symbol “MVBF.” IFH’s voting common is traded on the OTCQX Market under the symbol “IFHI”. IFH’s voting common stock has historically traded only sporadically and in limited volume.
The following table sets forth the closing sale prices of MVB common stock as reported on NASDAQ on August 11, 2022, the last full trading day before the public announcement of the merger agreement, and on December 6, 2022, the latest practicable trading date before the date of this joint proxy statement/prospectus.
	MVB Common Stock	IFH Common Stock	Implied Value of One Share of IFH Common Stock to be Converted into MVB Common Stock
August 11, 2022	$34.54	$26.60	$41.79
December 6, 2022	$23.36	$29.57	$28.27
If IFH provides notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of MVB common stock relative to MVB’s historic price and the price of the NASDAQ Bank Index, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash).
Under the merger agreement, MVB and IFH shall coordinate with each other regarding declaration of any dividends in respect of MVB common stock and IFH common stock and the record dates and payment dates relating thereto so that holders of IFH common stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of IFH common stock and any shares of MVB common stock any such holder receives in exchange therefor in the merger.
Risk Factors (page 25)
In evaluating the merger agreement, the merger or the issuance of shares of MVB common stock, you should carefully read this joint proxy statement/prospectus and give special consideration to the factors discussed in the section entitled “Risk Factors” beginning on page 25.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
Some of the statements contained or incorporated by reference into this joint proxy statement/prospectus are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). Any statement that does not describe historical or current facts is a forward-looking statement, including statements with respect to IFH’s and MVB’s beliefs, goals, intentions, and expectations regarding the proposed transaction, revenues, earnings, asset quality, and capital levels, among other matters; our estimates of future costs and benefits of the actions we may take; our assessments of interest rate and other market risks; our ability to achieve our financial and other strategic goals; the expected timing of completion of the proposed transaction; the expected costs of the transaction; the expected cost savings, synergies and other anticipated benefits from the proposed transaction; and other statements that are not historical facts.
Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “project,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” or “may,” or by variations of such words or by similar expressions. Forward-looking statements are based on current expectations, estimates and projections about IFH’s and MVB’s businesses, beliefs of IFH’s and MVB’s management and assumptions made by IFH’s and MVB’s management. These statements are not guarantees of future performance and are subject to numerous risks, uncertainties and assumptions (“Future Factors”) which are difficult to predict, change over time, and many of which are beyond the control of MVB and IFH. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements.
Future Factors include, among others:
•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between MVB and IFH;
•	the outcome of any legal proceedings instituted against MVB or IFH;
•
the possibility that the proposed transaction will not close when expected or at all because required regulatory, shareholder or other approvals are not received or other conditions to the closing are not satisfied on a timely basis or at all, or are obtained subject to conditions that are not anticipated (and the risk that required regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed transaction);

•	the ability of MVB and IFH to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction;
•	the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of the common stock of MVB;
•
the possibility that the anticipated benefits of the proposed transaction will not be realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two (2) companies or as a result of the strength of the economy and competitive factors in the areas where MVB and IFH do business;

•	certain restrictions during the pendency of the proposed transaction that may impact the parties’ ability to pursue certain business opportunities or strategic transactions;
•	the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;
•
the possibility that subsequent federal legislative and regulatory action and reforms affecting the financial institutions industry may substantially impact the economic benefits of the proposed transaction;

•	diversion of management’s attention from ongoing business operations and opportunities;
•
the possibility that the parties may be unable to achieve expected synergies and operating efficiencies in the merger within the expected timeframes or at all and to successfully integrate IFH’s operations and those of MVB;

•	such integration may be more difficult, time consuming or costly than expected;
•	revenues following the proposed transaction may be lower than expected;
•	IFH’s and MVB’s success in executing their respective business plans and strategies and managing the risks involved in the foregoing;
•	the dilution caused by MVB’s issuance of additional shares of its capital stock in connection with the proposed transaction;
•
effects of the announcement, pendency or completion of the proposed transaction on the ability of MVB and IFH to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally;

•	risks related to the potential impact of general economic, political and market factors on the companies or the proposed transaction and other factors that may affect future results of MVB and IFH;
•	continuing impacts and disruptions resulting from the spread of COVID-19 and its variants;
•	uncertainty as to the effects of inflation on MVB, IFH and the proposed transaction; and
•	the impact of changing interest rates on IFH and MVB.
These are representative of the Future Factors that could affect the outcome of the forward-looking statements. In addition, such statements could be affected by general industry and market conditions and growth rates, general economic and political conditions, either nationally or in the states in which MVB, IFH, or their respective subsidiaries do business, including interest rate fluctuations, changes and trends in the securities markets, and other Future Factors.
For any forward-looking statements made in this joint proxy statement/prospectus or in any documents incorporated by reference into this joint proxy statement/prospectus, MVB and IFH claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act, and Section 21E of the Exchange Act. You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this joint proxy statement/prospectus or the dates of the documents incorporated by reference in this joint proxy statement/prospectus. Annualized, pro forma, projected and estimated numbers are used for illustrative purposes only, are not forecasts and may not reflect actual results. Except as required by applicable law, neither MVB nor IFH undertakes to update these forward-looking statements to reflect facts, circumstances, assumptions or events that occur after the date the forward-looking statements are made.
For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please see the reports that MVB has filed with the SEC as described under “Where You Can Find More Information” beginning on page 159.
MVB and IFH expressly qualify in their entirety all forward-looking statements attributable to either of them or any person acting on their behalf by the cautionary statements contained or referred to in this joint proxy statement/prospectus.

RISK FACTORS
In addition to the other information contained in or incorporated by reference into this joint proxy statement/prospectus, including the matters addressed under the caption “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23, MVB shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the MVB merger proposal, and IFH shareholders should carefully consider the following risk factors in deciding whether to vote for the approval of the IFH merger proposal. You should also read and consider risk factors specific to MVB’s business that will also affect the combined company after the merger. These risks are described in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Annual Report on Form 10-K for the year ended December 31, 2021, in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of MVB’s Quarterly Report on Form 10-Q for the quarters ended March 31, 2022, June 30, 2022, and September 30, 2022 in other documents incorporated by reference into this joint proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information” beginning on page 159 of this joint proxy statement/prospectus for the location of information incorporated by reference into this joint proxy statement/prospectus.
Risks Relating to the Consummation of the Merger and MVB Following the Merger
Because the market price of MVB common stock may fluctuate, IFH shareholders cannot be certain of the market value of the merger consideration they will receive.
In the merger, each share of IFH common stock issued and outstanding immediately prior to the effective time (except for certain shares owned by MVB or IFH), will be converted into 1.21 shares of MVB common stock. This exchange ratio is fixed and will not be adjusted for changes in the market price of either MVB common stock or IFH common stock. Changes in the price of MVB common stock between now and the time of the merger will affect the value that IFH shareholders will receive in the merger. MVB is not permitted to terminate the merger agreement solely on the basis of any increase or decrease in the market price of MVB common stock or IFH common stock. IFH is not permitted to terminate the merger agreement as a result of any increase in the market price of IFH common stock. While IFH is permitted to terminate the merger agreement as a result of certain decreases in the market price of MVB common stock, such a right is subject to several limitations. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 136.
Stock price changes may result from a variety of factors, including general market and economic conditions, changes in MVB’s and IFH’s businesses, operations and prospects, volatility in the prices of securities in global financial markets, including market prices of MVB and other banking companies, the ongoing effects of the COVID-19 pandemic and regulatory considerations and tax laws, many of which are beyond MVB’s and IFH’s control. Therefore, at the time of the MVB special meeting and the IFH special meeting, MVB shareholders and IFH shareholders will not know the market value of the consideration that IFH shareholders will receive at the effective time. You should obtain current market quotations for shares of MVB common stock (NASDAQ: MVBF) and for shares of IFH voting common stock (OTCQX: IFHI).
In addition, the merger agreement provides that IFH may terminate the merger agreement if (i) the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on the trading day prior to the determination date (which we refer to as the “MVB market value”) is less than 82.5% of the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on August 11, 2022 (which we refer to as the “starting date”), the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement (which we refer to as the “initial MVB market value”), and (ii) the number obtained by dividing the MVB market value by the initial MVB market value is less than the number obtained by dividing the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the trading day prior to the determination date by the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the starting date and subtracting 0.175 from such quotient. If IFH elects to terminate the merger agreement in that instance, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash). If MVB makes such election to reinstate the merger agreement, then no termination will occur and the merger agreement will remain in effect according to its terms (except the consideration, which will have been adjusted). If MVB shareholders approve the MVB merger proposal, such approval will include any MVB shareholder approval required to issue such additional shares and/or cash up to the amount specified in the merger agreement to reinstate the merger agreement and prevent termination. Accordingly, at the time of the MVB special meeting and the IFH special meeting, shareholders will not know or be able to definitively calculate the market price of MVB common stock that will be issued to IFH shareholders upon completion of the merger.
The market price of MVB common stock after the merger may be affected by factors different from those currently affecting the shares of MVB common stock or IFH common stock.
In the merger, IFH shareholders will become MVB shareholders. MVB’s business differs from that of IFH and certain adjustments may be made to MVB’s business as a result of this merger. Accordingly, the results of operations of the combined company and the market price of MVB common stock after the completion of the merger may be affected by factors different from those currently affecting the independent results of operations of each of MVB and IFH. For a discussion of the business of MVB and of certain factors to consider in connection with its businesses, see the documents incorporated by reference in this joint proxy statement/prospectus and referred to under “Where You Can Find More Information” beginning on page 159.
The opinion delivered by Stephens to MVB’s board of directors and the opinion delivered by Raymond James to IFH’s board of directors, respectively, prior to the entry into the merger agreement will not reflect changes in circumstances that may have occurred since the dates of the opinions.
The opinion from Stephens, MVB’s financial advisor, to MVB’s board of directors, was delivered on and dated August 11, 2022, and the opinion from Raymond James, IFH’s financial advisor, to IFH’s board of directors was delivered on and dated August 10, 2022. Changes in the operations and prospects of MVB or IFH, general market and economic conditions and other factors which may be beyond the control of MVB and IFH, including the ongoing effects of the COVID-19 pandemic on such market and economic conditions, and the market prices of MVB and IFH, may have altered the value of MVB or IFH or the prices of shares of MVB common stock and shares of IFH common stock as of the date of this joint proxy statement/prospectus, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of the date of this joint proxy statement/prospectus or as of any other date subsequent to the dates of those opinions.
MVB and IFH are expected to incur substantial costs related to the merger and integration.
MVB and IFH have incurred and expect to incur a number of non-recurring costs associated with the merger. These costs include legal, financial advisory, accounting, consulting and other advisory fees, severance/employee benefit-related costs, public company filing fees and other regulatory fees, financial printing and other printing costs and other related costs. Some of these costs are payable by either MVB or IFH regardless of whether or not the merger is completed. See “The Merger Agreement—Expenses and Fees” beginning on page 138.
MVB and IFH have incurred and expect to incur significant, non-recurring costs in connection with negotiating the merger agreement and closing the merger. In addition, the combined company will incur integration costs following the completion of the merger as MVB and IFH integrate their businesses, including facilities and systems consolidation costs and employment-related costs. MVB and IFH may also incur additional costs to maintain employee morale and to retain key employees. There are a large number of processes, policies, procedures, operations, technologies and systems that may need to be integrated, including purchasing, accounting and finance, payroll, compliance, treasury management, branch operations, vendor management, risk management, lines of business, pricing and benefits. While MVB and IFH have assumed that a certain level of costs will be incurred, there are many factors beyond their control that could affect the total amount or the timing of the integration costs. Moreover, many of the costs that will be incurred are, by their nature, difficult to estimate accurately. These integration costs may result in the combined company taking charges against earnings following the completion of the merger, and the amount and timing of such charges are uncertain at present. There can be no assurances that the expected benefits and efficiencies related to the integration of the businesses will be realized to offset these transaction and integration costs over time.
Combining MVB and IFH may be more difficult, costly or time-consuming than expected, and MVB and IFH may fail to realize the anticipated benefits of the merger.
The success of the merger will depend, in part, on the ability to realize the anticipated cost savings from combining the businesses of MVB and IFH. To realize the anticipated benefits and cost savings from the merger, MVB and IFH must successfully integrate and combine their businesses in a manner that permits those cost savings to be realized, without adversely affecting current revenues and future growth. If MVB and IFH are not able to successfully achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual cost savings of the merger could be less than anticipated, and integration may result in additional and unforeseen expenses.
An inability to realize the full extent of the anticipated benefits of the merger and the other transactions contemplated by the merger agreement, as well as any delays encountered in the integration process, could have an adverse effect upon the revenues, levels of expenses and operating results of the combined company following the completion of the merger, which may adversely affect the value of the common stock of the combined company following the completion of the merger.
MVB and IFH have operated and, until the completion of the merger, must continue to operate, independently. It is possible that the integration process could result in the loss of key employees, the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the companies’ ability to maintain relationships with clients, customers, depositors and employees or to achieve the anticipated benefits and cost savings of the merger. Integration efforts between the two companies may also divert management attention and resources. These integration matters could have an adverse effect on each of MVB and IFH during this transition period and for an undetermined period after completion of the merger on the combined company.
Health epidemics and other outbreaks, such as the spread of COVID-19 and its variants, may delay or adversely affect the merger. The impact of the COVID-19 pandemic on the combined company’s business and operations following the completion of the merger is uncertain.
The ability of MVB and IFH to complete the merger could be adversely impacted by a widespread outbreak of contagious disease, such as the recent spread of COVID-19 and its variants. The spread of COVID-19 caused widespread business disruption and economic uncertainty. The continued spread of COVID-19, or the spread of other contagious diseases, may delay and adversely affect the ability of MVB and IFH to complete the merger and integrate the businesses of MVB and IFH.
The extent to which the COVID-19 pandemic will negatively affect the business, financial condition, liquidity, capital and results of operations of the combined company following the completion of the merger will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the COVID-19 pandemic, the direct and indirect impact of the COVID-19 pandemic on employees, clients, counterparties and service providers, as well as other market participants, and actions taken by governmental authorities and other third parties in response to the COVID-19 pandemic. Given the ongoing and dynamic nature of the circumstances, it is difficult to predict the impact of the COVID-19 pandemic on the combined company’s business, and there is no guarantee that efforts by the combined company to address the adverse impacts of the COVID-19 pandemic will be effective.
Even after the COVID-19 pandemic has subsided, the combined company may continue to experience adverse impacts to its business as a result of the COVID-19 pandemic’s global economic impact, including reduced availability of credit, adverse impacts on liquidity and the negative financial effects from any recession or depression that may occur.
The future results of the combined company following the merger may suffer if the combined company does not effectively manage its expanded operations.
Following the merger, the size of the business of the combined company will increase beyond the current size of either MVB’s or IFH’s business. The combined company’s future success will depend, in part, upon its ability to manage this expanded business, which may pose challenges for management, including challenges related to the management and monitoring of new operations and associated increased costs and complexity. The combined company may also face increased scrutiny from governmental authorities as a result of the increased size of its business. There can be no assurances that the combined company will be successful or that it will realize the expected operating efficiencies, revenue enhancement or other benefits currently anticipated from the merger.
The combined company may be unable to retain MVB and/or IFH personnel successfully after the merger is completed.
The success of the merger will depend in part on the combined company’s ability to retain the talents and dedication of key employees currently employed by MVB and IFH. It is possible that these employees may decide not to remain with MVB or IFH, as applicable, while the merger is pending or with the combined company after the merger is consummated. If MVB and IFH are unable to retain key employees, including management, who are critical to the successful integration and future operations of the companies, MVB and IFH could face disruptions in their operations, loss of existing customers, loss of key information, expertise or know-how and unanticipated additional recruitment costs. In addition, following the merger, if key employees terminate their employment, the combined company’s business activities may be adversely affected, and management’s attention may be diverted from successfully hiring suitable replacements, all of which may cause the combined company’s business to suffer. MVB and IFH also may not be able to locate or retain suitable replacements for any key employees who leave either company. See “The Merger—Governance of the Combined Company After the Merger” beginning on page 115.
Regulatory approvals may not be received, may take longer than expected, or may impose conditions that are not presently anticipated or that could have an adverse effect on the combined company following the merger.
Before the merger and the bank merger may be completed, various approvals, consents and non-objections must be obtained from regulatory authorities. In determining whether to grant these approvals, such regulatory authorities consider a variety of factors, including the regulatory standing of each party and the factors described under “The Merger—Regulatory Approvals” beginning on page 115. These approvals could be delayed or not obtained at all, including due to an adverse development in either party’s regulatory standing or in any other factors considered by regulators when granting such approvals; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment generally.
The approvals that are granted may impose terms and conditions, limitations, obligations or costs, or place restrictions on the conduct of the combined company’s business or require changes to the terms of the transactions contemplated by the merger agreement. There can be no assurance that regulators will not impose any such conditions, limitations, obligations or restrictions and that such conditions, limitations, obligations or restrictions will not have the effect of delaying the completion of any of the transactions contemplated by the merger agreement, imposing additional material costs on or materially limiting the revenues of the combined company following the merger or otherwise reduce the anticipated benefits of the merger if the merger were consummated successfully within the expected timeframe. In addition, there can be no assurance that any such conditions, terms, obligations or restrictions will not result in the delay or abandonment of the merger. Additionally, the completion of the merger is conditioned on the absence of certain orders, injunctions or decrees by any court or regulatory agency of competent jurisdiction that would prohibit or make illegal the completion of any of the transactions contemplated by the merger agreement.
In addition, despite the parties’ commitments to using their reasonable best efforts to comply with conditions imposed by regulators, under the terms of the merger agreement, neither MVB nor IFH, nor any of their respective subsidiaries, is permitted (without the written consent of the other party), to take, or agree to take, any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the required permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on the combined company and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger. See “The Merger—Regulatory Approvals” beginning on page 115.
The unaudited pro forma consolidated financial information included in this joint proxy statement/prospectus is preliminary and the actual consideration to be issued in the merger as well as the actual financial condition and results of operations of the combined company after the merger may differ materially.
The unaudited pro forma consolidated financial information in this joint proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what the combined company’s actual financial condition or results of operations would have been had the merger been completed on the dates indicated. The unaudited pro forma consolidated financial information reflects adjustments, which are based upon preliminary estimates, to record the IFH identifiable assets acquired and liabilities assumed at fair value and the resulting goodwill recognized. The merger consideration value allocation reflected in this document is preliminary, and the final allocation thereof will be based upon the value of the actual merger consideration and the fair value of the assets and liabilities of IFH as of the date of the completion of the merger. Accordingly, the actual value of the merger consideration may vary significantly from the value used in preparing the unaudited pro forma consolidated financial information in this document. Accordingly, the final acquisition accounting adjustments may differ materially from the pro forma adjustments reflected in this document. For more information, see “Unaudited Pro Forma Consolidated Financial Statements” beginning on page 32.
Certain of IFH’s directors and executive officers may have interests in the merger that may differ from, or are in addition to, the interests of IFH shareholders.
MVB shareholders and IFH shareholders should be aware that some of IFH’s directors and executive officers may have interests in the merger and have arrangements that are different from, or in addition to, those of MVB shareholders and IFH shareholders. These interests and arrangements may create potential conflicts of interest. The IFH board of directors was aware of these respective interests and considered these interests, among other matters, when making its decision to adopt the merger agreement, and in recommending that the IFH shareholders vote to approve the merger agreement. For a more complete description of these interests, please see “The Merger—Interests of IFH Directors and Executive Officers in the Merger” beginning on page 111.
The merger agreement may be terminated in accordance with its terms and the merger may not be completed.
The merger agreement is subject to a number of conditions which must be fulfilled in order to complete the merger. Those conditions include: (i) approval by IFH shareholders of the IFH merger proposal and the approval by MVB shareholders of the MVB merger proposal; (ii) authorization for listing on NASDAQ of the shares of MVB common stock to be issued in the merger, subject to official notice of issuance; (iii) the receipt of required regulatory approvals; (iv) effectiveness of the registration statement on Form S-4 of which this joint proxy statement/prospectus forms a part; and (v) the absence of any order, injunction, decree or other legal restraint preventing the completion of the merger or any of the other transactions contemplated by the merger agreement or making the completion of the merger or any of the other transactions contemplated by the merger agreement illegal. Each party’s obligation to complete the merger is also subject to certain additional customary conditions, including (a) subject to applicable materiality standards, the accuracy of the representations and warranties of the other party, (b) the performance in all material respects by the other party of its obligations under the merger agreement and (c) the receipt by each party of an opinion from its counsel to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. MVB’s obligation to complete the merger is also subject to certain employment agreements remaining in effect and no more than 10% of IFH common stock being held by persons who have exercised appraisal rights.
These conditions to the closing may not be fulfilled in a timely manner or at all, and, accordingly, the merger may not be completed. In addition, the parties can mutually decide to terminate the merger agreement at any time, before or after the requisite shareholder approvals, or MVB or IFH may elect to terminate the merger agreement in certain other circumstances. See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 136.
Failure to complete the merger could negatively impact MVB or IFH.
If the merger is not completed for any reason, including as a result of MVB shareholders failing to approve the MVB merger proposal or IFH shareholders failing to approve the IFH merger proposal, there may be various adverse consequences and MVB and/or IFH may experience negative reactions from the financial markets and from their respective customers and employees. For example, MVB’s or IFH’s businesses may have been impacted adversely by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger. Additionally, if the merger agreement is terminated, the market price of MVB common stock or IFH common stock could decline to the extent that current market prices reflect a market assumption that the merger will be beneficial and will be completed. MVB and/or IFH also could be subject to litigation related to any failure to complete the merger or to proceedings commenced against MVB or IFH to perform their respective obligations under the merger agreement. If the merger agreement is terminated under certain circumstances, IFH may be required to pay a termination fee of $3.9 million to MVB.
Additionally, each of MVB and IFH has incurred and will incur substantial expenses in connection with the negotiation and completion of the transactions contemplated by the merger agreement, as well as the costs and expenses of preparing, filing, printing and mailing this joint proxy statement/prospectus, and all filing and other fees paid in connection with the merger. If the merger is not completed, MVB and IFH would have to pay these expenses without realizing the expected benefits of the merger.

In connection with the merger, MVB will assume IFH’s outstanding indebtedness. MVB’s existing debt, together with any future incurrence of additional indebtedness could have important consequences for the combined company’s creditors and the combined company’s shareholders. For example, it could:
•	limit the combined company’s ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes;
•	restrict the combined company from making strategic acquisitions or cause the combined company to make non-strategic divestitures;
•	restrict the combined company from paying dividends to its shareholders;
•	increase the combined company’s vulnerability to general economic and industry conditions; and
•
require a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on the combined company’s indebtedness, thereby reducing the combined company’s ability to use cash flows to fund its operations, capital expenditures and future business opportunities.

MVB and IFH will be subject to business uncertainties and contractual restrictions while the merger is pending.
Uncertainty about the effect of the merger on employees and customers may have an adverse effect on MVB and IFH. These uncertainties may impair MVB’s or IFH’s ability to attract, retain and motivate key personnel until the merger is completed, and could cause customers and others that deal with MVB or IFH to seek to change existing business relationships with MVB or IFH. In addition, subject to certain exceptions, MVB and IFH have each agreed to operate its business in the ordinary course in all material respects and to refrain from taking certain actions that may adversely affect its ability to consummate the transactions contemplated by the merger agreement on a timely basis without the consent of the other party. These restrictions may prevent MVB and/or IFH from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger Agreement—Covenants and Agreements” beginning on page 127 for a description of the restrictive covenants applicable to MVB and IFH.
The announcement of the proposed merger could disrupt MVB’s and IFH’s relationships with their customers, suppliers, business partners and others, as well as their operating results and business generally.
Whether or not the merger is ultimately consummated, as a result of uncertainty related to the proposed transaction, risks relating to the impact of the announcement of the merger on MVB’s and IFH’s business include the following:
•	their employees may experience uncertainty about their future roles, which might adversely affect MVB’s and IFH’s ability to retain and hire key personnel and other employees;
•
customers, suppliers, business partners and other parties with which MVB and IFH maintain business relationships may experience uncertainty about their future and seek alternative relationships with third parties, seek to alter their business relationships with MVB and IFH or fail to extend an existing relationship with MVB and IFH; and

•	MVB and IFH have each expended and will continue to expend significant costs, fees and expenses for professional services and transaction costs in connection with the proposed merger.
If any of the aforementioned risks were to materialize, they could lead to significant costs which may impact each party’s results of operations and financial condition.
The merger agreement limits IFH’s ability to pursue alternatives to the merger and may discourage other companies from trying to acquire IFH.
The merger agreement contains “no shop” covenants that restrict IFH’s ability to, directly or indirectly, among other things, initiate, solicit, knowingly encourage or knowingly facilitate, inquiries or proposals with respect to, or, subject to certain exceptions generally related to the exercise of fiduciary duties by IFH’s board of directors, engage in any negotiations concerning, or provide any confidential or non-public information or data relating to, any alternative acquisition proposals. These provisions, which include a $3.9 million termination fee payable under certain circumstances, may discourage a potential third-party acquirer that might have an interest in acquiring all or a significant part of IFH from considering or proposing that acquisition. For more information, see “The Merger Agreement—Agreement Not to Solicit Other Offers; Termination of the Merger Agreement; Effect of Termination; Termination Fee” and “The Merger Agreement—Meetings; Recommendation of IFH’s and MVB’s Boards of Directors” beginning on pages 134 and 133 respectively.
The shares of MVB common stock to be received by IFH shareholders as a result of the merger will have different rights from the shares of IFH common stock.
In the merger, IFH shareholders will become MVB shareholders and their rights as shareholders will be governed by West Virginia law and the governing documents of the combined company following the merger. The rights associated with MVB common stock are different from the rights associated with IFH common stock. See “Comparison of the Rights of Holders of MVB Common Stock and Holders of IFH Common Stock” beginning on page 146 for a discussion of the different rights associated with MVB common stock.
Holders of MVB and IFH common stock will have reduced ownership and voting interest in the combined company after the consummation of the merger and will exercise less influence over management.
MVB shareholders and IFH shareholders currently have the right to vote in the election of the board of directors and on other matters affecting MVB and IFH, respectively. When the merger is completed, each MVB shareholder and each IFH shareholder will become a holder of common stock of the combined company, with a percentage ownership of the combined company that is smaller than the holder’s percentage ownership of either MVB or IFH individually, as applicable, prior to the consummation of the merger. Based on the number of shares of MVB and IFH common stock outstanding as of the close of business on the respective record dates, and based on the number of shares of MVB common stock expected to be issued in the merger, the former IFH shareholders, as a group, are estimated to own approximately eighteen percent (18%) of the fully diluted shares of the combined company immediately after the merger and current MVB shareholders as a group are estimated to own approximately eighty-two percent (82%) of the fully diluted shares of the combined company immediately after the merger. The amounts and percentages do not reflect adjustments based upon, or otherwise give effect to, any additional shares of MVB common stock that MVB may issue to prevent the termination of the merger agreement. Because of this, IFH shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of IFH, and MVB shareholders may have less influence on the management and policies of the combined company than they now have on the management and policies of MVB.
Issuance of shares of MVB common stock in connection with the merger may adversely affect the market price of MVB common stock.
In connection with the payment of the merger consideration, in addition to exchanging outstanding and unexercised options granted by IFH to purchase shares of IFH common stock with options to purchase MVB common stock, MVB expects to issue approximately 2.7 million shares of MVB common stock to IFH shareholders. The issuance of these new shares of MVB common stock may result in fluctuations in the market price of MVB common stock, including a stock price decrease.
Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of MVB and IFH.
Shareholders of MVB and/or shareholders of IFH may file lawsuits against MVB, IFH and/or the directors and officers of either company in connection with the merger. One of the conditions to the closing is that no order, injunction or decree issued by any court or governmental entity of competent jurisdiction or other legal restraint preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement be in effect. If any plaintiff were successful in obtaining an injunction prohibiting MVB or IFH defendants from completing the merger or any of the other transactions contemplated by the merger agreement, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to MVB and/or IFH, including any cost associated with the indemnification of directors and officers of each company. MVB and IFH may incur costs in connection with the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the financial condition and results of operations of MVB and IFH and could prevent or delay the completion of the merger.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION
The following unaudited pro forma consolidated financial information combines the historical consolidated financial position and results of operations of MVB and IFH as an acquisition of IFH by MVB. The merger agreement was entered into on August 12, 2022, and provides that each share of IFH common stock issued and outstanding immediately prior to the effective time (except for (i) shares of IFH common stock owned by IFH or MVB or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and (ii) Appraisal Shares, as defined in the merger agreement) will be converted into the right to receive 1.21 shares of MVB common stock.
The merger agreement provides that IFH may elect to terminate the merger agreement as a result of certain changes in the trading price of MVB common stock relative to MVB’s historic price and the price of the NASDAQ Bank Index. In the event IFH were to exercise its termination right, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash). See “The Merger Agreement—Termination of the Merger Agreement” beginning on page 136 for a more detailed discussion of the circumstances under which IFH can terminate the merger agreement. While IFH’s right to terminate the merger agreement will depend on the trading price of MVB common stock during the twenty (20) consecutive full trading days ending on the trading day prior to the determination date, if such measurement period were to end as of November 25, 2022, IFH would be able to exercise its termination right and MVB would have the right to reinstate the merger agreement by increasing the exchange ratio to approximately 1.326 shares of MVB common per share of IFH common (“termination right ratio”). The following unaudited pro forma consolidated financial information is presented in two separate tables, one assuming the exchange ratio, as of the date indicated, is applicable and the other assuming that the termination right ratio, as of the date indicated, is applicable. For the avoidance of doubt, IFH does not have a current right to terminate the merger agreement and the unaudited pro forma consolidated financial information based upon the termination right ratio is presented solely for informational purposes to illustrate the impact of a hypothetical increase in the exchange ratio (based on currently available information) in the event IFH were to terminate the merger agreement and MVB elected to reinstate the merger agreement via an increase in the exchange ratio. The actual change in the exchange ratio, if any, will not be known until the determination date and cannot be determined at this time.
The unaudited pro forma consolidated financial information has been prepared to give effect to the following:
•
The acquisition of IFH by MVB under the provision of the Financial Accounting Standards Board Accounting Standards Codification 805, Business Combinations, where the assets and liabilities of IFH will be recorded by MVB at their respective fair values as of the date the merger is completed;

•	The distribution of shares of MVB common stock to IFH’s stockholders in exchange for shares of IFG common stock (based upon a 1.21 exchange ratio or a 1.326 termination right ratio, as applicable);
•	Certain reclassifications to conform historical financial statement presentation of IFH to MVB; and
•	Direct transaction costs in connection with the merger.
The following unaudited pro forma consolidated financial information and accompanying notes are based upon and should be read in conjunction with (i) the historical audited consolidated financial statements of MVB and accompanying notes included in MVB’s Annual Report on Form 10-K for the year ended December 31, 2021 and the historical unaudited consolidated financial statements of MVB and accompanying notes included in MVB’s Quarterly Report on Form 10-Q for the period ended September 30, 2022, each of which is incorporated by reference herein, and (ii) the historical audited consolidated financial statements of IFH and accompanying notes for the year ended December 31, 2021 and the historical unaudited consolidated financial statements of IFH and accompanying notes for the period ended September 30, 2022.
Two separate tables for each of the pro forma consolidated income statements and accompanying pro forma consolidated balance sheets are presented below. The only difference between the two separate tables is that one assumes that the exchange ratio, as of the date indicated, is 1.21 and the other assumes that the termination right ratio, as of the date indicated, is 1.326.
The unaudited pro forma consolidated income statements for the nine months ended September 30, 2022 and year ended December 31, 2021 combine the historical consolidated income statements of MVB and IFH, giving effect to the merger as if it had been completed on January 1, 2021. The accompanying unaudited pro forma consolidated balance sheet as of September 30, 2022 combines the historical consolidated balance sheets of MVB and IFH, giving effect to the merger as if it had been completed on September 30, 2022.
The unaudited pro forma consolidated financial information is provided for illustrative information purposes only. The unaudited pro forma consolidated financial information is not necessarily, and should not be assumed to be, an indication of the actual results that would have been achieved had the merger been completed as of the dates indicated or that may be achieved in the future. The unaudited pro forma consolidated financial information has been prepared by MVB in accordance with Regulation S-X Article 11, Pro Forma Financial Information.
The unaudited pro forma consolidated financial information also does not consider any potential effects of changes in market conditions on revenues, expense efficiencies, asset dispositions and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes, the preliminary allocation of the pro forma purchase price reflected in the unaudited pro forma consolidated financial information is subject to adjustment and may vary significantly from the actual purchase price allocation that will be recorded upon completion of the merger.
As of the date of this joint proxy statement/prospectus, MVB has not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of IFH’s assets to be acquired or liabilities to be assumed, other than a preliminary estimate for intangible assets and certain financial assets and financial liabilities. Accordingly, apart from the aforementioned, certain IFH assets and liabilities are presented at their respective carrying amounts and should be treated as preliminary values. A final determination of the fair value of IFH’s assets and liabilities will be based on IFH’s actual assets and liabilities as of the closing date, and market factors affecting assumptions as of that date, and therefore cannot be made prior to the completion of the merger. In addition, the value of the merger consideration to be paid by MVB in shares of MVB common stock upon the completion of the merger will be determined based on the closing price of MVB common stock on the closing date and the number of issued and outstanding shares of IFH common stock immediately prior to the closing. Actual adjustments may differ from the amounts reflected in the unaudited pro forma consolidated financial information, and such differences may be material.
Further, MVB has not identified all adjustments necessary to conform IFH’s accounting policies to MVB’s accounting policies. Upon completion of the merger, or as more information becomes available, MVB will perform a more detailed review of IFH’s accounting policies. As a result of that review, differences could be identified between the accounting policies of the two companies that, when conformed, could have a material impact on the combined company’s financial information.
As a result of the foregoing, the pro forma adjustments are preliminary and are subject to change as additional information becomes available and as additional analysis is performed. The preliminary pro forma adjustments have been made solely for the purpose of providing the unaudited pro forma consolidated financial information. MVB estimated the fair value of certain IFH assets and liabilities based on a preliminary valuation analysis, due diligence information, information presented in IFH’s financial statements and other publicly available information. Until the merger is completed, both companies are limited in their ability to share certain information.
Upon completion of the merger, a final determination of the fair value of the IFH assets acquired and liabilities assumed will be performed. Any changes in the fair values of the net assets or total purchase price as compared with the information shown in the unaudited pro forma consolidated financial information may change the amount of the total purchase price allocated to goodwill and other assets and liabilities and may impact the combined company’s statement of income. The final purchase price allocation may be materially different than the preliminary purchase price allocation presented in the unaudited pro forma consolidated financial information.
The following unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated income statements assume that the exchange ratio of 1.21 is applicable as of the dates indicated.

Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2022
(in thousands)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$6,852	$6,272	$—	$—		$13,124
Interest-bearing balances with banks	73,094	25,011	—	—		98,105
Total cash and cash equivalents	79,946	31,283	—	—		111,229
Certificates of deposits with banks	—	1,249	—	—		1,249
Investment securities available-for-sale	366,742	17,460	—	—		384,202
Equity securities	34,101	17,982	—	—		52,083
Loans held-for-sale	19,977	28,399	—	116	(a)	48,492
Loans receivable	2,471,395	295,416	—	(8,270)	(b)	2,758,541
Allowance for loan losses	(26,515)	(6,710)	—	6,710	(c)	(26,515)
Loans receivable, net	2,444,880	288,706	—	(1,560)		2,732,026
Premises and equipment	24,668	4,264	—	5,644	(d)	34,576
Loan servicing assets	—	3,979	(3,979)	—		—
Bank-owned life insurance	42,992	5,330	—	—		48,322
Equity method investments	37,871	—	—	—		37,871
Accrued interest receivable and other assets	84,757	—	29,605	(479)	(e)	115,030
				2,517	(f)
				(1,370)	(g)
Accrued interest receivable	—	2,485	(2,485)	—		—
Other assets	—	17,293	(17,293)	—		—
Other intangible assets	—	5,848	(5,848)	—		—
Goodwill	3,988	13,161	—	(13,161)	(h)	3,988
TOTAL ASSETS	$3,139,922	$437,439	$—	$(8,293)		$3,569,068

LIABILITIES
Deposits:
Noninterest-bearing	$1,411,772	$106,272	$—	$—		$1,518,044
Interest-bearing	1,285,186	218,835	—	1,270	(i)	1,505,291
Total deposits	2,696,958	325,107	—	1,270		3,023,335
Accrued interest payable and other liabilities	42,144	—	23,926	9,680	(f)	75,750
Accrued interest payable	—	370	(370)	—		—
Other liabilities	—	23,556	(23,556)	—		—
Repurchase agreements	9,910	—	—	—		9,910
FHLB and other borrowings	73,328	5,000	—	—		78,328
Subordinated debt	73,222	—	—	—		73,222
Total liabilities	2,895,562	354,033	—	10,950		3,260,545
STOCKHOLDERS' EQUITY
Common stock	13,135	2,261	—	(2,261)	(j)	15,871
				2,736	(k)
Additional paid-in capital	146,950	24,675	—	(24,675)	(j)	210,913
				63,963	(k)
Retained earnings	140,546	60,248	—	(60,248)	(j)	137,282
				(7,163)	(f)
				3,899	(g)
Accumulated other comprehensive income	(39,977)	(2,866)	—	2,866	(j)	(39,977)
Treasury stock	(16,741)	—	—	—		(16,741)
Total equity attributable to parent	243,913	84,318	—	(20,883)		307,348
Noncontrolling interest	447	(912)	—	1,640	(l)	1,175
Total stockholders' equity	244,360	83,406	—	(19,243)		308,523
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,139,922	$437,439	$—	$(8,293)		$3,569,068

Unaudited Pro Forma Consolidated Income Statement
Nine Months Ended September 30, 2022
(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$79,074	$17,056	$—	$1,799	(a)	$97,929
Interest on deposits with banks	654	—	272	—		926
Interest on investment securities	2,383	—	326	—		2,709
Investment securities and deposits	—	598	(598)	—		—
Interest on tax-exempt loans and securities	3,144	—	—	—		3,144
Total interest income	85,255	17,654	—	1,799		104,708
INTEREST EXPENSE
Interest on deposits	4,291	1,577	—	(115)	(b)	5,753
Interest on short-term borrowings	326	37	—	—		363
Interest on subordinated debt	2,284	—	—	—		2,284
Total interest expense	6,901	1,614	—	(115)		8,400
NET INTEREST INCOME	78,354	16,040	—	1,914		96,308
Provision for loan losses	11,500	960	—	—		12,460
Net interest income after provision for loan losses	66,854	15,080	—	1,914		83,848
NONINTEREST INCOME
Payment card and service charge income	9,970	—	729	—		10,699
Insurance and investment services income	667	—	—	—		667
Gain on sale of available-for-sale securities, net	650	—	—	—		650
Gain on sale of equity securities, net	(56)	—	—	—		(56)
Gain on sale of loans, net	3,786	—	4,175	—		7,961
Holding gain (loss) on equity securities, net	(146)	—	5,994	—		5,848
Compliance and consulting income	11,355	—	—	—		11,355
Equity method investment income	666	—	—	—		666
Equity method investment gain.	1,874	—	—	—		1,874
Government loan servicing and processing revenue	—	6,743	—	—		6,743
Changes in fair value in marketable securities	—	5,994	(5,994)	—		—
Mortgage revenue	—	1,717	—	—		1,717
Government lending revenue	—	6,104	(6,104)	—		—
SBA documentation preparation fees	—	350	—	—		350
Loan servicing rights	—	(15)	—	—		(15)
Other operating income	3,204	1,531	1,200	—		5,935
Total noninterest income	31,970	22,424	—	—		54,394
NONINTEREST EXPENSE
Salaries and employee benefits	55,260	—	20,212	—		75,472
Occupancy expense	3,009	—	1,000	—		4,009
Equipment depreciation and maintenance	4,012	—	1,311	106	(c)	5,429

(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
Data processing and communications	3,110	—	1,048	—		4,158
Marketing, contributions and sponsorships	746	—	787	—		1,533
Professional fees	8,034	1,499	560	—		10,093
Insurance, tax and assessment expense	1,777	—	337	—		2,114
Travel, entertainment, dues and subscriptions	6,355	—	325	—		6,680
Compensation	—	20,212	(20,212)	—		—
Occupancy and equipment	—	1,000	(1,000)	—		—
Loan related expenses	—	1,852	(1,852)	—		—
Data processing expense	—	782	(782)	—		—
Advertising	—	787	(787)	—		—
Insurance expense	—	337	(337)	—		—
Software	—	1,311	(1,311)	—		—
Communications	—	266	(266)	—		—
Foreclosed asset expense	—	246	(246)	—		—
Director fees	—	512	(512)	—		—
Intangible amortization expense	—	510	(510)	—		—
Merger related expenses	—	560	(560)	—		—
Other operating expenses	6,343	11,063	2,795	(36)	(d)	20,165
Total noninterest expense	88,646	40,937	—	70		129,653
Income (loss) before income taxes	10,178	(3,433)	—	1,844		8,589
Income taxes	2,161	(751)	—	480	(e)	1,890
Net income (loss) before noncontrolling interest	8,017	(2,682)	—	1,365		6,700
Net loss attributable to noncontrolling interest	521	120	—	—		641
Net income (loss)	$8,538	$(2,562)	$—	$1,365		$7,341
Weighted-average shares outstanding:
Basic	12,170,028	2,171,976		563,834	(f)	14,905,838
Diluted	12,852,574	2,171,976		563,834	(f)	15,588,384
Earnings per share:
Basic	$0.70	$(1.18)				$0.49
Diluted	$0.66	$(1.18)				$0.47

Unaudited Pro Forma Consolidated Income Statement
Year Ended December 31, 2021
(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$75,282	$18,457	$—	$2,998	(a)	$96,737
Interest on deposits with banks	506	—	158	—		664
Interest on investment securities	2,405	—	298	—		2,703
Investment securities and deposits	—	456	(456)	—		—
Interest on tax-exempt loans and securities	5,236	—	—	—		5,236
Total interest income	83,429	18,913	—	2,998		105,340
INTEREST EXPENSE
Interest on deposits	3,977	2,576	—	(1,155)	(b)	5,398
Interest on short-term borrowings	105	4	—	—		109
Interest on subordinated debt	2,188	—	—	—		2,188
Total interest expense	6,270	2,580	—	(1,155)		7,695
NET INTEREST INCOME	77,159	16,333	—	4,153		97,645
Provision (release of allowance) for loan losses	(6,275)	1,946	—	—		(4,329)
Net interest income after provision for loan losses	83,434	14,387	—	4,153		101,974
NONINTEREST INCOME
Payment card and service charge income	7,524	—	243	—		7,767
Insurance and investment services income	1,003	—	—	—		1,003
Gain on sale of available-for-sale securities, net	3,875	—	—	—		3,875
Gain on sale of equity securities, net	5	—	—	—		5
Gain on sale of loans, net	4,178	—	6,975	—		11,153
Holding gain on equity securities, net	3,776	—	1,998	—		5,774
Compliance and consulting income	9,625	—	—	—		9,625
Equity method investment income	17,428	—	—	—		17,428
Equity method investment gain.	—	—	—	—		—
Gains on acquisition and divestiture activity	10,783	—	—	5,269	(f)	16,052
Government loan servicing and processing revenue	—	24,526	—	—		24,526
Changes in fair value in marketable securities		1,998	(1,998)	—		—
Mortgage revenue	—	6,106	—	—		6,106
Government lending revenue	—	7,937	(7,937)	—		—
SBA documentation preparation fees	—	992	—	—		992
Loan servicing rights	—	537	—	—		537
Other operating income	4,399	(967)	3,493	—		6,925
Total noninterest income	62,596	41,129	2,774	5,269		111,768
NONINTEREST EXPENSE
Salaries and employee benefits	60,210	—	23,652	5,500	(g)	89,362
Occupancy expense	4,347	—	1,181	—		5,528

(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
Equipment depreciation and maintenance	4,642	—	6,587	141	(c)	11,370
Data processing and communications	4,431	—	1,295	—		5,726
Marketing, contributions and sponsorships	525	—	1,428	—		1,953
Professional fees	10,770	2,817	—	2,630	(g)	16,217
Insurance, tax and assessment expense	2,032	—	519	—		2,551
Travel, entertainment, dues and subscriptions	5,092	—	586	—		5,678
Compensation	—	23,652	(23,652)	—		—
Occupancy and equipment	—	1,181	(1,181)	—		—
Loan related expenses	—	1,430	(1,430)	—		—
Data processing expense	—	899	(899)	—		—
Advertising	—	1,428	(1,428)	—		—
Insurance expense	—	519	(519)	—		—
Software	—	6,587	(6,587)	—		—
Communications	—	396	(396)	—		—
Foreclosed asset expense	—	822	(822)	—		—
Director fees	—	721	(721)	—		—
Intangible amortization expense	—	698	(698)	—		—
Other operating expenses	5,403	1,399	5,859	(48)	(d)	14,163
				1,550	(g)
Total noninterest expense	97,452	42,549	2,774	9,773		152,548
Income (loss) before income taxes	48,578	12,967	—	(352)		61,193
Income taxes	9,882	867	—	(91)	(e)	10,658
Net income (loss) before noncontrolling interest	38,696	12,100	—	(260)		50,536
Net loss attributable to noncontrolling interest	425	631	—	—		1,056
Net income (loss)	39,121	12,731	—	(260)		51,592
Preferred dividends	35	—	—	—		35
Net income available to common shareholders	$39,086	$12,731	$—	$(260)		$51,557
Weighted-average shares outstanding:
Basic	11,778,557	2,153,700		582,110	(f)	14,514,367
Diluted	12,613,620	2,228,663		507,147	(f)	15,349,430
Earnings per share:
Basic	$3.32	$5.91				$3.55
Diluted	$3.10	$5.71				$3.36

The following unaudited pro forma consolidated balance sheet and unaudited pro forma consolidated income statements assume that the termination right ratio of 1.326 is applicable as of the dates indicated.
Unaudited Pro Forma Consolidated Balance Sheet
As of September 30, 2022
(in thousands)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
ASSETS
Cash and cash equivalents:
Cash and due from banks	$6,852	$6,272	$—	$—		$13,124
Interest-bearing balances with banks	73,094	25,011	—	—		98,105
Total cash and cash equivalents	79,946	31,283	—	—		111,229
Certificates of deposits with banks	—	1,249	—	—		1,249
Investment securities available-for-sale	366,742	17,460	—	—		384,202
Equity securities	34,101	17,982	—	—		52,083
Loans held-for-sale	19,977	28,399	—	116	(a)	48,492
Loans receivable	2,471,395	295,416	—	(8,270)	(b)	2,758,541
Allowance for loan losses	(26,515)	(6,710)	—	6,710	(c)	(26,515)
Loans receivable, net	2,444,880	288,706	—	(1,560)		2,732,026
Premises and equipment	24,668	4,264	—	5,644	(d)	34,576
Loan servicing assets	—	3,979	(3,979)	—		—
Bank-owned life insurance	42,992	5,330	—	—		48,322
Equity method investments	37,871	—	—	—		37,871
Accrued interest receivable and other assets	84,757	—	29,605	(479)	(e)	116,400
				2,517	(f)
Accrued interest receivable	—	2,485	(2,485)	—		—
Other assets	—	17,293	(17,293)	—		—
Other intangible assets	—	5,848	(5,848)	—		—
Goodwill	3,988	13,161	—	(12,036)	(g)	5,113
TOTAL ASSETS	$3,139,922	$437,439	$—	$(5,798)		$3,571,563
LIABILITIES
Deposits:
Noninterest-bearing	$1,411,772	$106,272	$—	$—		$1,518,044
Interest-bearing	1,285,186	218,835	—	1,270	(h)	1,505,291
Total deposits	2,696,958	325,107	—	1,270		3,023,335
Accrued interest payable and other liabilities	42,144	—	23,926	9,680	(f)	75,750
Accrued interest payable	—	370	(370)	—		—
Other liabilities	—	23,556	(23,556)	—		—
Repurchase agreements	9,910	—	—	—		9,910
FHLB and other borrowings	73,328	5,000	—	—		78,328
Subordinated debt	73,222	—	—	—		73,222
Total liabilities	2,895,562	354,033	—	10,950		3,260,545
STOCKHOLDERS' EQUITY
Common stock	13,135	2,261	—	(2,261)	(i)	16,133
				2,998	(j)
Additional paid-in capital	146,950	24,675	—	(24,675)	(i)	217,045
				70,095	(j)
Retained earnings	140,546	60,248	—	(60,248)	(i)	133,383
				(7,163)	(f)
Accumulated other comprehensive income	(39,977)	(2,866)	—	2,866	(i)	(39,977)
Treasury stock	(16,741)	—	—	—		(16,741)
Total equity attributable to parent	243,913	84,318	—	(18,388)		309,843
Noncontrolling interest	447	(912)	—	1,640	(k)	1,175
Total stockholders' equity	244,360	83,406	—	(16,748)		311,018
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,139,922	$437,439	$—	$(5,798)		$3,571,563

Unaudited Pro Forma Consolidated Income Statement
Nine Months Ended September 30, 2022
(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$79,074	$17,056	$—	$1,799	(a)	$97,929
Interest on deposits with banks	654	—	272	—		926
Interest on investment securities	2,383	—	326	—		2,709
Investment securities and deposits	—	598	(598)	—		—
Interest on tax-exempt loans and securities	3,144	—	—	—		3,144
Total interest income	85,255	17,654	—	1,799		104,708
INTEREST EXPENSE
Interest on deposits	4,291	1,577	—	(115)	(b)	5,753
Interest on short-term borrowings	326	37	—	—		363
Interest on subordinated debt	2,284	—	—	—		2,284
Total interest expense	6,901	1,614	—	(115)		8,400
NET INTEREST INCOME	78,354	16,040	—	1,914		96,308
Provision for loan losses	11,500	960	—	—		12,460
Net interest income after provision for loan losses	66,854	15,080	—	1,914		83,848
NONINTEREST INCOME
Payment card and service charge income	9,970	—	729	—		10,699
Insurance and investment services income	667	—	—	—		667
Gain on sale of available-for-sale securities, net	650	—	—	—		650
Gain on sale of equity securities, net	(56)	—	—	—		(56)
Gain on sale of loans, net	3,786	—	4,175	—		7,961
Holding gain (loss) on equity securities, net	(146)	—	5,994	—		5,848
Compliance and consulting income	11,355	—	—	—		11,355
Equity method investment income	666	—	—	—		666
Equity method investment gain.	1,874	—	—	—		1,874
Government loan servicing and processing revenue	—	6,743	—	—		6,743
Changes in fair value in marketable securities	—	5,994	(5,994)	—		—
Mortgage revenue	—	1,717	—	—		1,717
Government lending revenue	—	6,104	(6,104)	—		—
SBA documentation preparation fees	—	350	—	—		350
Loan servicing rights	—	(15)	—	—		(15)
Other operating income	3,204	1,531	1,200	—		5,935
Total noninterest income	31,970	22,424	—	—		54,394
NONINTEREST EXPENSE
Salaries and employee benefits	55,260	—	20,212	—		75,472
Occupancy expense	3,009	—	1,000	—		4,009
Equipment depreciation and maintenance	4,012	—	1,311	106	(c)	5,429

(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
Data processing and communications	3,110	—	1,048	—		4,158
Marketing, contributions and sponsorships	746	—	787	—		1,533
Professional fees	8,034	1,499	560	—		10,093
Insurance, tax and assessment expense	1,777	—	337	—		2,114
Travel, entertainment, dues and subscriptions	6,355	—	325	—		6,680
Compensation	—	20,212	(20,212)	—		—
Occupancy and equipment	—	1,000	(1,000)	—		—
Loan related expenses	—	1,852	(1,852)	—		—
Data processing expense	—	782	(782)	—		—
Advertising	—	787	(787)	—		—
Insurance expense	—	337	(337)	—		—
Software	—	1,311	(1,311)	—		—
Communications	—	266	(266)	—		—
Foreclosed asset expense	—	246	(246)	—		—
Director fees	—	512	(512)	—		—
Intangible amortization expense	—	510	(510)	—		—
Merger related expenses	—	560	(560)	—		—
Other operating expenses	6,343	11,063	2,795	(36)	(d)	20,165
Total noninterest expense	88,646	40,937	—	70		129,653
Income (loss) before income taxes	10,178	(3,433)	—	1,844		8,589
Income taxes	2,161	(751)	—	480	(e)	1,890
Net income (loss) before noncontrolling interest	8,017	(2,682)	—	1,365		6,700
Net loss attributable to noncontrolling interest	521	120	—	—		641
Net income (loss)	$8,538	$(2,562)	$—	$1,365		$7,341
Weighted-average shares outstanding:
Basic	12,170,028	2,171,976		826,110	(f)	15,168,114
Diluted	12,852,574	2,171,976		826,110	(f)	15,850,660
Earnings per share:
Basic	$0.70	$(1.18)				$0.48
Diluted	$0.66	$(1.18)				$0.46

Unaudited Pro Forma Consolidated Income Statement
Year Ended December 31, 2021
(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME
Interest and fees on loans	$75,282	$18,457	$—	$2,998	(a)	$96,737
Interest on deposits with banks	506	—	158	—		664
Interest on investment securities	2,405	—	298	—		2,703
Investment securities and deposits	—	456	(456)	—		—
Interest on tax-exempt loans and securities	5,236	—	—	—		5,236
Total interest income	83,429	18,913	—	2,998		105,340
INTEREST EXPENSE
Interest on deposits	3,977	2,576	—	(1,155)	(b)	5,398
Interest on short-term borrowings	105	4	—	—		109
Interest on subordinated debt	2,188	—	—	—		2,188
Total interest expense	6,270	2,580	—	(1,155)		7,695
NET INTEREST INCOME	77,159	16,333	—	4,153		97,645
Provision (release of allowance) for loan losses	(6,275)	1,946	—	—		(4,329)
Net interest income after provision for loan losses	83,434	14,387	—	4,153		101,974
NONINTEREST INCOME
Payment card and service charge income	7,524	—	243	—		7,767
Insurance and investment services income	1,003	—	—	—		1,003
Gain on sale of available-for-sale securities, net	3,875	—	—	—		3,875
Gain on sale of equity securities, net	5	—	—	—		5
Gain on sale of loans, net	4,178	—	6,975	—		11,153
Holding gain on equity securities, net	3,776	—	1,998	—		5,774
Compliance and consulting income	9,625	—	—	—		9,625
Equity method investment income	17,428	—	—	—		17,428
Equity method investment gain.	—	—	—	—		—
Gains on acquisition and divestiture activity	10,783	—	—	—		10,783
Government loan servicing and processing revenue	—	24,526	—	—		24,526
Changes in fair value in marketable securities		1,998	(1,998)	—		—
Mortgage revenue	—	6,106	—	—		6,106
Government lending revenue	—	7,937	(7,937)	—		—
SBA documentation preparation fees	—	992	—	—		992
Loan servicing rights	—	537	—	—		537
Other operating income	4,399	(967)	3,493	—		6,925
Total noninterest income	62,596	41,129	2,774	—		106,499
NONINTEREST EXPENSE
Salaries and employee benefits	60,210	—	23,652	5,500	(g)	89,362
Occupancy expense	4,347	—	1,181	—		5,528

(in thousands, except per share data)	MVB Historical	IFH Historical	IFH Adjustments (see Note 2)	Pro Forma Adjustments		Pro Forma Combined
Equipment depreciation and maintenance	4,642	—	6,587	141	(c)	11,370
Data processing and communications	4,431	—	1,295	—		5,726
Marketing, contributions and sponsorships	525	—	1,428	—		1,953
Professional fees	10,770	2,817	—	2,630	(g)	16,217
Insurance, tax and assessment expense	2,032	—	519	—		2,551
Travel, entertainment, dues and subscriptions	5,092	—	586	—		5,678
Compensation	—	23,652	(23,652)	—		—
Occupancy and equipment	—	1,181	(1,181)	—		—
Loan related expenses	—	1,430	(1,430)	—		—
Data processing expense	—	899	(899)	—		—
Advertising	—	1,428	(1,428)	—		—
Insurance expense	—	519	(519)	—		—
Software	—	6,587	(6,587)	—		—
Communications	—	396	(396)	—		—
Foreclosed asset expense	—	822	(822)	—		—
Director fees	—	721	(721)	—		—
Intangible amortization expense	—	698	(698)	—		—
Other operating expenses	5,403	1,399	5,859	(48)	(d)	14,163
				1,550	(g)
Total noninterest expense	97,452	42,549	2,774	9,773		152,548
Income before income taxes	48,578	12,967	—	(5,621)		55,924
Income taxes	9,882	867	—	(1,461)	(e)	9,288
Net income before noncontrolling interest	38,696	12,100	—	(4,159)		46,637
Net loss attributable to noncontrolling interest	425	631	—	—		1,056
Net income	39,121	12,731	—	(4,159)		47,693
Preferred dividends	35	—	—	—		35
Net income available to common shareholders	$39,086	$12,731	$—	$(4,159)		$47,658
Weighted-average shares outstanding:
Basic	11,778,557	2,153,700		844,386	(f)	14,776,643
Diluted	12,613,620	2,228,663		769,423	(f)	15,611,706
Earnings per share:
Basic	$3.32	$5.91				$3.23
Diluted	$3.10	$5.71				$3.05

NOTES TO UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS
Note 1. Basis of Presentation
The accompanying unaudited pro forma consolidated financial statements and related notes were prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma consolidated balance sheet as of September 30, 2022 combines the historical balance sheets of MVB and IFH, giving effect to the merger as if it had been completed on September 30, 2022. The unaudited pro forma consolidated income statements for the nine months ended September 30, 2022 and for the year ended December 31, 2021 combine the historical income statements of MVB and IFH, giving effect to the merger as if it had been completed on January 1, 2021.
The accompanying unaudited pro forma consolidated financial statements and related notes have been prepared to illustrate the effects of the merger involving MVB and IFH under the acquisition method of accounting with MVB treated as the acquirer. As of the effective time of the merger, the assets and liabilities of IFH will be recorded by MVB at their respective fair values, and the excess of the merger consideration over the fair value of IFH’s net assets will be allocated to goodwill. The unaudited pro forma consolidated financial statements are presented for illustrative purposes only and do not necessarily indicate the financial results of the combined company had the companies been combined at the beginning of each period presented, nor does it necessarily indicate the results of operations in future periods or the future financial position of the combined company.
The merger provides for IFH common shareholders to receive 1.21 shares of MVB common stock for each share of IFH common stock they hold immediately prior to the merger. Based on the closing trading price of shares of MVB common stock on the NYSE on November 25, 2022, the value of the merger consideration per share of IFH common stock was $29.50 based on the exchange ratio (and would be $32.33 based on the termination right ratio).
The pro forma allocation of the purchase price reflected in the unaudited pro forma consolidated financial statements is subject to adjustment and may vary from the actual purchase price allocation that will be recorded at the time the merger is completed. Adjustments may include, but are not be limited to, changes in (i) IFH’s balance sheet through the effective time; (ii) the aggregate value of merger consideration paid if the price of shares of MVB common stock varies from the assumed $24.38 per share, which represents the closing share price of MVB common stock on November 25, 2022, or if the exchange ratio is adjusted or additional cash is added to the merger consideration as described above; (iii) total direct transaction related expenses if is such costs vary from currently estimated amounts; and (iv) the underlying values of assets and liabilities if market conditions differ from current assumptions.
The accounting policies of both MVB and IFH are in the process of being reviewed in detail. Upon completion of such review, additional conforming adjustments or financial statement reclassifications may be necessary.
Note 2. Reclassification Adjustments
During the preparation of the unaudited pro forma consolidated financial statements, management performed a preliminary analysis of IFH’s financial information to identify differences in financial statement presentation as compared to the presentation of MVB. At the time of preparing the unaudited pro forma consolidated financial statements, MVB had not identified all adjustments necessary to conform IFH’s accounting policies to MVB’s accounting policies. The adjustments represent MVB’s best estimates based upon the information currently available to MVB and could be subject to change once more detailed information is available.
IFH Historical Consolidated Balance Sheet	MVB Unaudited Pro Forma Consolidated Balance Sheet	Reclassifications at September 30, 2022
(in thousands)
Loan servicing assets		$(3,979)
Accrued interest receivable		(2,485)
Other assets		(17,293)
Other intangible assets		(5,848)
	Accrued interest receivable and other assets	29,605
Accrued interest payable		(370)
Other liabilities		(23,556)
	Accrued interest payable and other liabilities	23,926

IFH Historical Consolidated Income Statement	MVB Unaudited Pro Forma Consolidated Income Statement	Reclassifications for the Nine Months Ended September 30, 2022	Reclassifications for the Year Ended December 31, 2021
(in thousands)
Interest income:
Investment securities and deposits		$(598)	$(456)
	Interest on deposits with banks	272	158
	Interest on investment securities	326	298
Noninterest income:
Government lending revenue		(6,104)	(7,937)
Changes in fair value of marketable securities		(5,994)	(1,998)
Other operating income		1,200	3,493
	Payment card and service charge income	729	243
	Gain on sale of loans, net	4,175	6,975
	Holding gain (loss) on equity securities, net	5,994	1,998
Noninterest expense:
Compensation		(20,212)	(23,652)
Occupancy and equipment		(1,000)	(1,181)
Loan related expenses		(1,852)	(1,430)
Data processing expense		(782)	(899)
Advertising		(787)	(1,428)
Insurance expense		(337)	(519)
Software		(1,311)	(6,587)
Communications		(266)	(396)
Foreclosed asset expense		(246)	(822)
Director fees		(512)	(721)
Intangible amortization expense		(510)	(698)
Merger related expenses		(560)	—
Other operating expenses		2,795	5,859
	Salaries and employee benefits	20,212	23,652
	Occupancy expense	1,000	1,181
	Equipment depreciation and maintenance	1,311	6,587
	Data processing and communications	1,048	1,295
	Marketing, contributions and sponsorships	787	1,428
	Insurance, tax and assessment expense	337	519
	Travel, entertainment, dues and subscriptions	325	586
Note 3. Preliminary Purchase Price Allocation
The following table summarizes the determination of the purchase price consideration with a sensitivity analysis assuming a 10% increase and 10% decrease in the price per share of MVB common stock from the November 25, 2022 baseline with its impact on the preliminary goodwill.
The following purchase price consideration sensitivity analysis assumes that the exchange ratio of 1.21 is applicable.
Purchase Price Consideration Sensitivity Analysis
($ in thousands, except per share data)	November 25, 2022	10% Increase	10% Decrease
IFH common shares	2,261,000	2,261,000	2,261,000
Exchange ratio	1.21	1.21	1.21
MVB common shares	2,735,810	2,735,810	2,735,810
MVB common share price, November 25, 2022	$24.38	$26.82	$21.94
Pro forma purchase price consideration	$66,699	$73,369	$60,029
Preliminary goodwill/(bargain purchase gain)	$(5,269)	1,401	(11,939)

The following purchase price consideration sensitivity analysis assumes that the termination right ratio of 1.326 is applicable.
Purchase Price Consideration Sensitivity Analysis
($ in thousands, except per share data)	November 25, 2022	10% Increase	10% Decrease
IFH common shares	2,261,000	2,261,000	2,261,000
Exchange ratio	1.326	1.326	1.326
MVB common shares	2,998,086	2,998,086	2,998,086
MVB common share price, November 25, 2022	$24.38	$26.82	$21.94
Pro forma purchase price consideration	$73,093	$80,403	$65,784
Preliminary goodwill/(bargain purchase gain)	$1,125	8,435	(6,184)
MVB has performed a preliminary valuation analysis of the fair market value of IFH’s assets to be acquired and liabilities to be assumed based upon available information and certain assumptions, which MVB believes are reasonable under the circumstances. Using the total merger consideration, MVB has estimated the allocation of IFH’s assets and liabilities. The following table summarizes the allocation of purchase price as of November 25, 2022:
IFH Net Assets at Fair Value
($ in thousands)
Assets
Cash and cash equivalents:	$31,283
Certificates of deposits with banks	1,249
Investment securities available-for-sale	17,460
Equity securities	17,982
Loans held-for-sale	28,515
Loans receivable	287,146
Premises and equipment	9,908
Bank-owned life insurance	5,330
Accrued interest receivable and other assets	29,126
Total assets	427,999
Liabilities
Deposits	326,377
Borrowings	5,000
Accrued interest payable and other liabilities	23,926
Total liabilities	355,303
Noncontrolling interest	728
Net assets acquired	$71,968
This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the unaudited pro forma consolidated financial statements. The final purchase price allocation will be determined when MVB has completed the detailed valuations and necessary calculations. The final allocation is expected to be completed when MVB files its Quarterly Report on Form 10-Q with the SEC for the period ended March 31, 2023 and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include (i) changes to the fair value of loans and securities; (ii) changes to allocations to intangible assets such as core deposits intangibles, as well as goodwill; (iii) changes to the fair value of deposits held and (iv) other changes to assets and liabilities.
Note 4. Pro Forma Adjustments to the Unaudited Consolidated Balance Sheet
The following pro forma adjustments have been reflected in the unaudited pro forma consolidated balance sheet which assumes that an exchange ratio of 1.21 is applicable. All adjustments are based on preliminary assumptions and valuations, which are subject to change. The pro forma consolidated balance sheet has been adjusted to reflect the issuance of MVB common stock to the IFH shareholders assuming that the exchange ratio of 1.21 is applicable, adjustments to historical book values of IFH’s assets and liabilities to their preliminary estimated fair values in accordance with the acquisition method of accounting and estimated direct transaction costs in connection with the merger, including to:
(a)	reflect adjustment to loans held-for-sale to the preliminary estimated fair value;
(b)	reflect adjustments to loans receivable, including the fair values of the interest rate mark for the loan portfolio of $(3.7) million and credit mark for the loan portfolio of $(4.5) million;
(c)	eliminate historical IFH allowance for loan losses;
(d)	reflect adjustments to premises and equipment to the preliminary estimated fair value;
(e)	reflect adjustments to intangible assets to the preliminary estimated fair value of $5.4 million;
(f)	record accrual for estimated direct transaction costs of $9.7 million, net of estimated income tax of $2.5 million;
(g)	record preliminary estimated bargain purchase gain of $5.3 million, net of estimated income tax of $1.4 million;
(h)	eliminate historical IFH goodwill;
(i)	reflect adjustment to time deposits to the preliminary estimated fair value;
(j)	eliminate historical IFH stockholders’ equity;
(k)	reflect issuance of MVB common stock of $66.7 million; and
(l)	reflect adjustment to noncontrolling interest to the preliminary estimated fair value.
The following pro forma adjustments have been reflected in the unaudited pro forma consolidated balance sheet assuming that the termination right ratio of 1.326 is applicable. All adjustments are based on preliminary assumptions and valuations, which are subject to change. The pro forma consolidated balance sheet has been adjusted to reflect the issuance of MVB common stock to the IFH shareholders assuming that the termination right ratio of 1.326 is applicable, adjustments to historical book values of IFH’s assets and liabilities to their preliminary estimated fair values in accordance with the acquisition method of accounting and estimated direct transaction costs in connection with the merger, including to:
(a)	reflect adjustment to loans held-for-sale to the preliminary estimated fair value;
(b)	reflect adjustments to loans receivable, including the fair values of the interest rate mark for the loan portfolio of $(3.7) million and credit mark for the loan portfolio of $(4.5) million;
(c)	eliminate historical IFH allowance for loan losses;
(d)	reflect adjustments to premises and equipment to the preliminary estimated fair value;
(e)	reflect adjustments to intangible assets to the preliminary estimated fair value of $5.4 million;
(f)	record accrual for estimated direct transaction costs of $9.7 million, net of estimated income tax of $2.5 million;
(g)	eliminate historical IFH goodwill of $13.2 million and record estimated goodwill associated with the merger of $1.1 million;
(h)	reflect adjustment to time deposits to the preliminary estimated fair value;
(i)	eliminate historical IFH stockholders’ equity;
(j)	reflect issuance of MVB common stock of $73.1 million; and
(k)	reflect adjustment to noncontrolling interest to the preliminary estimated fair value.

Note 5. Pro Forma Adjustments to the Unaudited Consolidated Income Statements
The following pro forma adjustments have been reflected in the unaudited pro forma consolidated income statements assuming that the exchange ratio of 1.21 is applicable. All adjustments are based on preliminary assumptions and valuations, which are subject to change.
(a)
net adjustments to interest and fees on loans of $1.8 million and $3.0 million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, to reflect estimated amortization of the net discount on acquired loans receivable. The loan fair value adjustment is amortized using the sum-of-the-years-digits method over five years;

(b)
net adjustments to deposit interest expense of $(0.1) million and $(1.2) million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, to reflect estimated accretion from fair value mark on time deposits. The time deposit fair value adjustment is amortized over 1.1 years.

(c)
net adjustments to equipment depreciation and maintenance of $0.1 million for both the nine months ended September 30, 2022 and the year ended December 31, 2021 to reflect estimated depreciation from fair value adjustment to premises and equipment. Premises and equipment fair value is depreciated on a straight-line basis over 40 years.

(d)
net adjustments to other operating expenses of $(0.1) million for both the nine months ended September 30, 2022 and the year ended December 31, 2021 to adjust estimated amortization of acquired core deposit intangible assets. Core deposit intangible assets fair value are amortized on a straight-line basis over 10 years;

(e)	record the tax expense or benefit on additional income or loss for the periods;
(f)	net change in weighted-average shares outstanding for the elimination of IFH common shares and issuance of 2.7 million MVB common shares;
(g)	record preliminary estimated bargain purchase gain of $5.3 million; and
(h)	record estimated remaining direct transaction costs of $9.7 million.
The following pro forma adjustments have been reflected in the unaudited pro forma consolidated income statements assuming that the termination right ratio of 1.326 is applicable. All adjustments are based on preliminary assumptions and valuations, which are subject to change.
(a)
net adjustments to interest and fees on loans of $1.8 million and $3.0 million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, to reflect estimated amortization of the net discount on acquired loans receivable. The loan fair value adjustment is amortized using the sum-of-the-years-digits method over five years;

(b)
net adjustments to deposit interest expense of $(0.1) million and $(1.2) million for the nine months ended September 30, 2022 and the year ended December 31, 2021, respectively, to reflect estimated accretion from fair value mark on time deposits. The time deposit fair value adjustment is amortized over 1.1 years.

(c)
net adjustments to equipment depreciation and maintenance of $0.1 million for both the nine months ended September 30, 2022 and the year ended December 31, 2021 to reflect estimated depreciation from fair value adjustment to premises and equipment. Premises and equipment fair value is depreciated on a straight-line basis over 40 years.

(d)
net adjustments to other operating expenses of $(0.1) million for both the nine months ended September 30, 2022 and the year ended December 31, 2021 to adjust estimated amortization of acquired core deposit intangible assets. Core deposit intangible assets fair value are amortized on a straight-line basis over 10 years;

(e)	record the tax expense or benefit on additional income or loss for the periods;
(f)	net change in weighted-average shares outstanding for the elimination of IFH common shares and issuance of 3.0 million MVB common shares; and
(g)	record estimated remaining direct transaction costs of $9.7 million.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA PER COMMON SHARE DATA
The historical per share data for MVB common stock and IFH common stock below has been derived from the unaudited interim consolidated financial statements of each of MVB and IFH as of and for the nine months ended September 30, 2022 and the audited consolidated financial statements of each of MVB and IFH as of and for the year ended December 31, 2021, which financial statements of MVB are incorporated herein by reference and for IFH are included in this joint proxy statement/prospectus.
The unaudited pro forma combined per share data set forth below gives effect to the merger as if it had occurred on January 1, 2021, the beginning of the earliest period presented, in the case of continuing net income per share data, and as of September 30, 2022, in the case of book value per share data, assuming that each outstanding share of IFH common stock had been converted into shares of MVB common stock based on the exchange ratio of 1.21 shares of MVB common stock for each share of IFH common stock. The unaudited pro forma combined per share data has been derived from the unaudited interim consolidated financial statements of each of MVB and IFH as of and for the nine months ended September 30 and the audited consolidated financial statements for each of MVB and IFH as of and for the year ended December 31, 2021.
The unaudited pro forma combined per share data has been derived using the acquisition method of accounting. See the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” for more information. Accordingly, the pro forma adjustments reflect the assets and liabilities of IFH at their preliminary estimated fair values. Differences between these preliminary estimates and the final values in acquisition accounting will occur and these differences could have a material impact on the unaudited pro forma combined per share information set forth below.
The unaudited pro forma combined per share data does not purport to represent the actual results of operations that the combined company would have achieved had the merger been completed during these periods or to project the future results of operations that the combined company may achieve after the merger.
The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of IFH common stock. The information was calculated by multiplying the unaudited pro forma combined per share data by the exchange ratio of 1.21.
Comparative Per Share Data	MVB Historical	IFH Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of IFH(1)
Book Value
As of September 30, 2022	$19.85	$37.29	$20.46	$24.76
As of December 31, 2021	$22.70	$40.35	$23.01	$27.84
Cash Dividends Paid
For the nine months ended September 30, 2022	$0.51	$—	$0.42	$0.50
For the year ended December 31, 2021	$0.51	$—	$0.41	$0.50
Basic Earnings
For the nine months ended September 30, 2022	$0.70	$(1.18)	$0.49	$0.60
For the year ended December 31, 2021	$3.32	$5.91	$3.55	$4.30
Diluted Earnings
For the nine months ended September 30, 2022	$0.66	$(1.18)	$0.47	$0.57
For the year ended December 31, 2021	$3.10	$5.71	$3.36	$4.06
(1)
The equivalent pro forma per share amounts of IFH were calculated by multiplying the pro forma combined amounts by the fixed exchange ratio of 1.21 shares of MVB common stock for each share of IFH common stock.

The unaudited pro forma combined per share equivalent data set forth below shows the effect of the merger from the perspective of an owner of IFH common stock if the termination right ratio was applicable. The information was calculated by multiplying the unaudited pro forma combined per share data by the termination right ratio of 1.326. For the avoidance of doubt, the unaudited pro forma combined per share equivalent data set forth below using the termination right ratio is presented solely for informational purposes to illustrate the impact of a hypothetical increase in the exchange ratio (based on currently available information) in the event IFH were to terminate the merger agreement and MVB elected to reinstate the merger agreement via an increase in the exchange ratio. The actual change in the exchange ratio, if any, will not be known until the determination date and cannot be determined at this time.
Comparative Per Share Data	MVB Historical	IFH Historical	Pro Forma Combined	Equivalent Pro Forma Per Share of IFH(1)
Book Value
As of September 30, 2022	$19.85	$37.29	$20.27	$24.53
As of December 31, 2021	$22.70	$40.35	$23.03	$27.87
Cash Dividends Paid
For the nine months ended September 30, 2022	$0.51	$—	$0.41	$0.50
For the year ended December 31, 2021	$0.51	$—	$0.41	$0.49
Basic Earnings
For the nine months ended September 30, 2022	$0.70	$(1.18)	$0.48	$0.59
For the year ended December 31, 2021	$3.32	$5.91	$3.23	$3.90
Diluted Earnings
For the nine months ended September 30, 2022	$0.66	$(1.18)	$0.46	$0.56
For the year ended December 31, 2021	$3.10	$5.71	$3.05	$3.69
(1)
The equivalent pro forma per share amounts of IFH were calculated by multiplying the pro forma combined amounts by the hypothetical termination right ratio of 1.326 shares of MVB common stock for each share of IFH common stock.

THE MVB SPECIAL MEETING
This section contains information for MVB shareholders about the special meeting that MVB has called to allow MVB shareholders to consider and vote on the MVB merger proposal, the MVB articles amendment proposal and the MVB adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the MVB special meeting, and a form of proxy card that the MVB board of directors is soliciting for use by MVB shareholders at the special meeting and at any adjournments or postponements of the special meeting.
Date, Time and Place of the Meeting
The MVB special meeting will be held virtually via the internet on January 25, 2023 at 10:00 a.m., Eastern Time. Due to the continuing public health impact of the COVID-19 pandemic and to support the well-being of our shareholders and employees, the MVB special meeting will be held in a virtual-only meeting format conducted via webcast. Shareholders may participate in the virtual meeting by accessing www.virtualshareholdermeeting.com/MVBF2023SM.
Matters to Be Considered
At the MVB special meeting, MVB shareholders will be asked to consider and vote upon the following proposals:
•	the MVB merger proposal;
•	the MVB articles amendment proposal; and
•	the MVB adjournment proposal.
Recommendation of MVB’s Board of Directors
The MVB board of directors recommends that you vote “FOR” the MVB merger proposal, “FOR” the MVB articles amendment proposal and “FOR” the MVB adjournment proposal. See “The Merger—MVB’s Reasons for the Merger; Recommendation of MVB’s Board of Directors” beginning on page 86 for a more detailed discussion of the MVB board of directors’ recommendation.
Record Date and Quorum
The MVB board of directors has fixed the close of business on December 6, 2022 as the record date for the determination of holders of MVB common stock entitled to notice of and to vote at the MVB special meeting. As of the MVB record date, there were 12,615,965 shares of MVB common stock outstanding.
Holders of a majority of the outstanding shares of MVB common stock entitled to vote at the MVB special meeting must be present, either in attendance virtually via the MVB special meeting website or by proxy, to constitute a quorum at the MVB special meeting. If you fail to submit a proxy prior to the special meeting or to vote at the MVB special meeting via the MVB special meeting website, your shares of MVB common stock will not be counted towards a quorum. Abstentions are considered present for purpose of establishing a quorum.
At the MVB special meeting, each share of MVB common stock is entitled to one (1) vote on all matters properly submitted to MVB shareholders.
As of the close of business on the MVB record date, MVB directors and executive officers and their affiliates owned and were entitled to vote approximately 916,489 shares of MVB common stock, representing less than eight percent (8%) of the outstanding shares of MVB common stock. We currently expect that MVB’s directors and executive officers will vote their shares in favor of the MVB merger proposal, the MVB articles amendment proposal and the MVB adjournment proposal, although none of them has entered into any agreements obligating them to do so.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the MVB special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the MVB special meeting. If your bank, broker, trustee or other nominee holds your shares of MVB common stock in “street name,” such entity will vote your shares of MVB common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
MVB merger proposal:
Vote required: Assuming a quorum is present, approval of the MVB merger proposal requires the affirmative vote of a majority of the votes cast on the proposal. Approval of the MVB merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the MVB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, or if you are not present at the MVB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such abstention, failure to vote or broker non-vote will not be counted as a vote cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.
MVB merger proposal:
Vote required: Assuming a quorum is present, approval of the MVB articles amendment proposal requires the affirmative vote of a majority of the votes cast on the proposal. Approval of the MVB articles amendment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the MVB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, or if you are not present at the MVB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, such abstention, failure to vote or broker non-vote will not be counted as a vote cast and will not have any effect on the outcome of this proposal, assuming a quorum is present.
MVB adjournment proposal:
Vote required: Whether or not a quorum will be present at the meeting, approval of the MVB adjournment proposal requires the affirmative vote of a majority of the shares of MVB common stock having voting power present in person or represented by proxy at the MVB special meeting. Approval of the MVB adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the MVB special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the MVB special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable, it will have no effect on the vote count for such proposal.
Attending the Virtual Special Meeting
The MVB special meeting may be accessed via the MVB special meeting website, where MVB shareholders will be able to listen to the MVB special meeting, submit questions and vote online. You are entitled to attend the MVB special meeting via the MVB special meeting website only if you were a shareholder of record at the close of business on the record date (a “record holder”) or you held your MVB shares beneficially in the name of a bank, broker, trustee or other nominee as of the record date (a “beneficial owner”), or you hold a valid proxy for the MVB special meeting.
If you are a record holder, you will be able to attend the MVB special meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and following the instructions. Please have your control number, which can be found on your proxy card previously received, to access the meeting. If you are a beneficial owner, you also will be able to attend the MVB special meeting online, ask questions and vote during the meeting by visiting www.virtualshareholdermeeting.com/MVBF2023SM and following the instructions. Please have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee, to access the meeting. Please review this information prior to the MVB special meeting to ensure you have access
See “—Shares Held in Street Name” below for further information.
Shareholders will have substantially the same opportunities to participate in the virtual MVB special meeting as they would have at a physical, in-person meeting. Shareholders as of the record date will be able to attend, vote, examine the shareholder list, and submit questions during a portion of the meeting via the online platform. To ensure the MVB special meeting is conducted in a manner that is fair to all shareholders, we may exercise discretion in determining the order in which questions are answered and the amount of time devoted to any one question. We reserve the right to edit or reject questions we deem inappropriate or not relevant to the MVB special meeting’s limited purpose.
Technical assistance will be available for shareholders who experience an issue accessing the MVB special meeting. Contact information for technical support will appear on the MVB special meeting website prior to the start of the MVB special meeting.
Proxies
A holder of MVB common stock may vote by proxy or at the MVB special meeting via the MVB special meeting website. If you hold your shares of MVB common stock in your name as a record holder, to submit a proxy, you, as a holder of MVB common stock, may use one of the following methods:
•	by telephone: by calling the toll-free number indicated on the accompanying proxy card and following the recorded instructions;
•	through the internet: by visiting the website indicated on the accompanying proxy card and following the instructions; or
•	by completing and returning the accompanying proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States.
MVB requests that MVB shareholders vote by telephone, over the internet or by completing and signing the accompanying proxy card and returning it to MVB as soon as possible in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of MVB common stock represented by it will be voted at the MVB special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the MVB merger proposal, “FOR” the MVB articles amendment proposal and “FOR” the MVB adjournment proposal.
If you are a beneficial owner, the holder should check the voting form used by that firm to determine whether the holder may vote by telephone or the internet.
Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the internet or by telephone, whether or not you plan to attend the MVB special meeting virtually via the MVB special meeting website. Sending in your proxy card or voting by telephone or on the internet will not prevent you from voting your shares personally via the MVB special meeting website at the meeting because you may revoke your proxy at any time before it is voted.
Shares Held in Street Name
If your shares are held in “street name” through a broker, bank, trustee or other nominee, you must instruct the broker, bank, trustee or other nominee on how to vote your shares. Your broker, bank, trustee or other nominee will vote your shares only if you provide specific instructions on how to vote by following the instructions provided to you by your broker, bank, trustee or other nominee.
Further, brokers, banks, trustees or other nominees who hold shares of MVB common stock on behalf of their customers may not give a proxy to MVB to vote those shares with respect to any of the proposals without specific instructions from their customers, as brokers, banks, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the MVB special meeting, including the MVB merger proposal, the MVB articles amendment proposal and the MVB adjournment proposal.

Revocability of Proxies
If you directly hold shares of MVB common stock in your name as a record holder, you can change your vote at any time before your proxy is voted at your meeting. You can do this by:
•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of MVB;
•	signing and returning a proxy card that is dated and received on a later date;
•	attending the MVB special meeting virtually and voting at the MVB special meeting via the MVB special meeting website; or
•	voting by telephone or the internet at a later time.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by:
•	contacting your bank, broker, trustee or other nominee; or
•
attending the special meeting virtually and voting your shares via the special meeting website if you have your control number, which can be found on the voting instructions provided by your bank, broker, trustee or other nominee. Please contact your bank, broker, trustee or other nominee for further instructions.

Attendance virtually at the MVB special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by MVB after the vote will not affect the vote. MVB’s corporate secretary’s mailing address is: MVB Financial Corp., 301 Virginia Avenue, Fairmont, WV 26554. If the MVB virtual special meeting is postponed or adjourned, it will not affect the ability of MVB shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to MVB shareholders residing at the same address, unless such MVB shareholders have notified MVB of their desire to receive multiple copies of the joint proxy statement/prospectus.
MVB will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any MVB shareholder residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Lisa J. McCormick, Corporate Secretary of MVB, at (304) 363-4800 or by email to lmccormick@mvbbanking.com.
Dissenters’ Rights
Holders of MVB common stock are not entitled to dissenters’ rights under the WVBCA with respect to the proposed merger.
Solicitation of Proxies
MVB and IFH will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. MVB may also request banks, brokers, trustees and other intermediaries holding shares of MVB common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of MVB. No additional compensation will be paid to our directors, officers or employees for solicitation.
Other Matters to Come Before the MVB Special Meeting
MVB management knows of no other business to be presented at the MVB special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the MVB board of directors’ recommendations.
Assistance
If you need assistance in completing your proxy card, have questions regarding MVB’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact the Corporate Secretary, MVB Financial Corp., 301 Virginia Avenue, Fairmont, WV 26554, telephone (304) 363-4800 or by email to lmccormick@mvbbanking.com.

MVB PROPOSALS
PROPOSAL 1: MVB MERGER PROPOSAL
Pursuant to the merger agreement, MVB is asking MVB shareholders to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger and the issuance of shares of MVB common stock as merger consideration. MVB shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the MVB board of directors, by a unanimous vote, approved the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of MVB and MVB shareholders. See “The Merger—MVB’s Reasons for the Merger; Recommendation of MVB’s Board of Directors” beginning on page 86 for a more detailed discussion of the MVB board of directors’ recommendation.
The approval of the MVB merger proposal by MVB shareholders is a condition to the completion of the merger.
The MVB board of directors unanimously recommends a vote “FOR” the MVB merger proposal.
PROPOSAL 2: MVB ARTICLES AMENDMENT PROPOSAL
MVB is asking the MVB shareholders to approve an amendment to the MVB articles of incorporation to effect an increase in the number of authorized shares of MVB common stock from 20,000,000 to 40,000,000, to be effective upon the filing of the articles of amendment to the MVB articles of incorporation. The approval of the MVB articles amendment proposal is not a condition to the completion of the merger and will be implemented whether or not the merger is completed. A copy of the proposed articles of amendment to the MVB articles of incorporation is attached to this joint proxy statement/prospectus as Annex B. MVB shareholders should read the MVB articles amendment in its entirety.
Purpose and Effect of the Articles Amendment
The MVB board of directors is recommending the proposed MVB articles amendment to increase the number of authorized shares of MVB common stock to give MVB the ability and flexibility to issue shares of MVB common stock for future corporate needs without the expense and delay associated with a special shareholders’ meeting, except where shareholder approval is required by applicable law. The MVB board of directors believes that additional authorized shares of MVB common stock would give MVB the necessary ability and flexibility to issue shares for various corporate purposes, including, but not limited to, capital-raising or financing transactions, potential strategic transactions, including mergers, acquisitions, and other business combinations; grants and awards under equity compensation plans; stock splits and dividends; and other general corporate purpose transactions.
As a general matter, MVB would be able to issue the additional authorized shares of MVB common stock in its discretion from time to time, subject to and as limited by, rules or listing requirements of NASDAQ or any other then applicable securities exchange, and without further action or approval of MVB’s shareholders. The discretion of the MVB board of directors, however, would be subject to any other applicable rules and regulations in the case of any particular issuance or reservation for issuance that might require MVB’s shareholders to approve such transaction. MVB currently has 20,000,000 shares of authorized common stock, $1.00 par value; 20,000,000 shares of authorized Class A common stock, $1.00 par value and 20,000 shares of preferred stock, $1,000.00 par value. As of December 6, there were 12,615,965 shares of the 20,000,000 authorized shares of MVB common stock issued and outstanding and 3,086,126 shares of MVB common stock reserved for issuance in connection with various stock-based equity incentive plans. After giving effect to the merger, it is expected that MVB will have approximately 18,639,427 shares of MVB common stock issued and outstanding or reserved for issuance in connection with various stock-based equity awards, leaving it with 1,360,573 authorized shares of MVB common stock available for future issuance (assuming the merger is completed). By approving the MVB articles amendment, shareholders are voting to increase our authorized capital stock, whether or not the merger is completed, by an additional 20,000,000 shares of MVB common stock, for total authorized MVB common stock of 40,000,000 shares. Other than in connection with the merger, the MVB board of directors does not intend to issue any additional shares as result of the MVB articles amendment except on terms that it considers to be in the best interests of MVB and its shareholders.

As of the date of this joint proxy statement/prospectus, MVB has no immediate plans, proposals, understandings, agreements or commitments to issue the additional shares of MVB common stock that MVB is seeking through the articles amendment for funding, acquisitions or any other purpose. However, MVB reviews and evaluates potential capital raising activities, strategic transactions and other corporate actions on an ongoing basis to determine if such actions would be in the best interest of MVB and the best interest of its shareholders.
Impact of the Articles Amendment on MVB Common Stock
The additional shares of MVB common stock for which authorization is sought would be a part of the existing class of MVB common stock. If and when issued, these shares would have the same rights and privileges as the shares of MVB common stock presently outstanding. No holder of MVB common stock has any preemptive rights to acquire additional shares of MVB common stock.The terms of the additional shares of MVB common stock will be identical to those of the currently outstanding shares of MVB common stock. However, because holders of MVB common stock have no pre-emptive rights to purchase or subscribe for any unissued stock of MVB, the issuance of additional shares of MVB common stock will reduce the current shareholders’ percentage ownership interest in the total outstanding shares of MVB common stock. The MVB articles amendment and the creation of additional shares of authorized MVB common stock will not alter the current number of issued shares. The relative rights and limitations of the shares of MVB common stock will remain unchanged under the MVB articles amendment.
MVB shareholders should recognize that, as a result of this proposal, they may own a lesser percentage of shares with respect to the total authorized shares of MVB common stock than they presently own, and will be diluted as a result of any issuance of MVB common stock by MVB in the future.
There are currently no specific plans, arrangements, commitments or understandings for the issuance of the additional shares of MVB common stock which are proposed to be authorized (except that MVB may issue additional shares of MVB common stock in connection with the consummation of the merger).
Certain Risks Associated with the Articles Amendment
The issuance of additional shares of MVB common stock could reduce existing shareholders’ percentage ownership and voting power in MVB and, depending on the transaction in which they are issued, could affect the per share book value or other per share financial measures.
By approving the MVB articles amendment, shareholders are voting to increase its authorized capital stock by an additional 20,000,000 shares of MVB common stock, for total authorized MVB common stock of 40,000,000 shares. Because the MVB articles of incorporation do not confer to its shareholders pre-emptive rights with respect to MVB common stock, when the MVB board of directors elects to issue additional shares of MVB common stock in the future, existing shareholders would not have a preferential right to purchase these shares and could suffer substantial dilution. Shareholders would suffer dilution in the book value of their shares if the additional capital stock is sold at prices lower than the price at which a shareholder purchased their shares of MVB common stock.
The proposed increase in the authorized number of shares of MVB common stock could have a number of effects on its shareholders depending upon the exact nature and circumstances of any actual issuances of authorized but unissued shares. The issuance of additional shares to certain persons allied with MVB management could have the effect of making it more difficult to remove MVB’s current management, including the current board of directors, by diluting the stock ownership or voting rights of persons seeking to cause such removal. The increase could also have an anti-takeover effect, in that additional shares could be issued (within the limits imposed by applicable law) in one (1) or more transactions that could make a change in control or takeover of MVB more difficult. For example, additional shares could be issued by MVB so as to dilute the stock ownership or voting rights of persons seeking to obtain control of MVB, even if the persons seeking to obtain control offer an above-market premium that is favored by a majority of the independent shareholders. In the event of a hostile attempt to take control of MVB, it may be possible for the MVB board of directors to impede that attempt by issuing shares of MVB common stock, which would dilute the voting power for the other outstanding shares and increase the potential cost to acquire control of MVB. The MVB articles amendment therefore may have the effect of discouraging unsolicited takeover attempts, potentially limiting the opportunities of MVB shareholders to dispose of their shares at a premium, which may be offered in takeover attempts or a merger proposal. MVB has no plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. MVB is not aware of any attempt, or contemplated attempt, to acquire control of MVB, and this proposal is not being presented with the intent that it be utilized as a type of anti-takeover device.
No Dissenters’ Rights
No dissenters’ rights are available to any shareholder who dissents from the proposal to amend the articles of incorporation under the WVBCA or under the current MVB articles of incorporation.
The approval of the MVB amendment proposal by MVB shareholders is not a condition to the completion of the merger. The MVB articles amendment will become effective upon the filing of the articles of amendment whether or not the merger is completed.
The MVB board of directors unanimously recommends a vote “FOR” the MVB articles amendment proposal.
PROPOSAL 3: MVB ADJOURNMENT PROPOSAL
The MVB special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the MVB special meeting to approve the MVB merger proposal or the MVB articles amendment proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to MVB shareholders. If, at the MVB special meeting, the number of shares of MVB common stock present or represented and voting in favor of MVB merger proposal or the MVB articles amendment proposal is insufficient to approve the MVB merger proposal or the MVB articles amendment proposal, MVB intends to move to adjourn the MVB special meeting in order to enable the MVB board of directors to solicit additional proxies for approval of the MVB merger proposal or the MVB articles amendment proposal. In that event, MVB will ask MVB shareholders to vote upon the MVB adjournment proposal, but not the MVB merger proposal or the MVB articles amendment proposal.
In this proposal, MVB is asking MVB shareholders to authorize the holder of any proxy solicited by the MVB board of directors, on a discretionary basis, (i) if there are not sufficient votes at the time of the MVB special meeting to approve the MVB merger proposal or the MVB articles amendment proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to MVB shareholders, to vote in favor of adjourning the MVB special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from MVB shareholders who have previously voted. Pursuant to the MVB bylaws, the MVB special meeting may be adjourned without new notice being given.
The approval of the MVB adjournment proposal by MVB shareholders is not a condition to the completion of the merger.
The MVB board of directors unanimously recommends a vote “FOR” the MVB adjournment proposal.

THE IFH SPECIAL MEETING
This section contains information for IFH shareholders about the IFH special meeting called to allow IFH shareholders to consider and vote on the IFH merger proposal and the IFH adjournment proposal. This joint proxy statement/prospectus is accompanied by a notice of the IFH special meeting and a form of proxy card that the IFH board of directors is soliciting for use by IFH shareholders at the special meeting and at any adjournments of the special meeting.
Date, Time and Place of the Meeting
The IFH special meeting will be held at IFH’s headquarters, located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, on January 24, 2023, at 4:00 p.m. Eastern time.
Matters to Be Considered
At the IFH special meeting, IFH shareholders will be asked to consider and vote upon the following proposals:
•	the IFH merger proposal; and
•	the IFH adjournment proposal.
Recommendation of IFH’s Board of Directors
The IFH board of directors recommends that you vote “FOR” the IFH merger proposal and “FOR” the IFH adjournment proposal. See “The Merger—IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors” beginning on page 97 for a more detailed discussion of the IFH board of directors’ recommendation.
Record Date and Quorum
The IFH board of directors has fixed the close of business on December 6, 2022 as the record date for the determination of IFH shareholders entitled to notice of and to vote at the IFH special meeting. As of the record date, there were 2,239,209 shares of IFH voting common stock outstanding and 252 shareholders of record of IFH voting common stock. As of the record date, there were 21,740 shares of IFH non-voting common stock outstanding and all such shares of non-voting common stock were held by a single holder.
Holders of a majority of the outstanding shares of IFH voting common stock entitled to vote at the IFH special meeting must be present, either in person or by proxy, to constitute a quorum at the IFH special meeting with respect to that voting group. Similarly, holders of a majority of the outstanding shares of IFH non-voting common stock entitled to vote at the IFH special meeting must be present, either in person or by proxy, to constitute a quorum at the IFH special meeting with respect to that voting group. If you fail to submit a proxy prior to the special meeting, or to vote at the IFH special meeting, your shares of IFH common stock will not be counted towards a quorum. Abstentions are considered present for the purpose of establishing a quorum.
At the IFH special meeting, each share of IFH common stock is entitled to one (1) vote on all matters properly submitted to IFH shareholders.
Broker Non-Votes
A broker non-vote occurs when a bank, broker, trustee or other nominee is not permitted to vote on a “non-routine” matter without instructions from the beneficial owner of the shares and the beneficial owner fails to provide the bank, broker, trustee or other nominee with such instructions. Broker non-votes only count toward a quorum if at least one (1) proposal is presented with respect to which the bank, broker, trustee or other nominee has discretionary authority. It is expected that all proposals to be voted on at the IFH special meeting will be “non-routine” matters, and, as such, broker non-votes, if any, will not be counted as present and entitled to vote for purposes of determining a quorum at the IFH special meeting. If your bank, broker, trustee or other nominee holds your shares of IFH common stock in “street name,” such entity will vote your shares of IFH common stock only if you provide instructions on how to vote by complying with the instructions provided to you by your bank, broker, trustee or other nominee with this joint proxy statement/prospectus.
Vote Required; Treatment of Abstentions and Failure to Vote
IFH merger proposal:
Vote required: Approval of the IFH merger proposal requires (i) the affirmative vote of a majority of the outstanding shares of IFH voting common stock entitled to vote on the merger proposal, voting as a separate voting group, and (ii) the affirmative vote of a majority of the outstanding shares of IFH non-voting common stock entitled to vote on the merger proposal, voting as a separate voting group. Approval of the IFH merger proposal is a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the IFH special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the IFH special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have the same effect as a vote cast “AGAINST” such proposal.
IFH adjournment proposal:
Vote required: Whether or not a quorum will be present at the meeting, the IFH adjournment proposal will be approved by each voting group, if the votes cast with respect to that voting group at the IFH special meeting, in person or by proxy, in favor of the adjournment proposal exceed the votes cast against such proposal. Approval of the IFH adjournment proposal is not a condition to the completion of the merger.
Effect of abstentions and failure to vote: If you are present at the IFH special meeting and abstain from voting, or respond by proxy with an “ABSTAIN”, it will have the same effect as a vote cast “AGAINST” such proposal. If you are not present at the IFH special meeting and do not respond by proxy or do not provide your bank, broker, trustee or other nominee with instructions, as applicable and as may be required, it will have no effect on the vote count for such proposal.
Attending the IFH Special Meeting
If you hold your shares of IFH common stock in your name as a shareholder of record, and plan on attending the IFH special meeting, please bring your proxy card and evidence of your stock ownership, such as your most recent account statement to the IFH special meeting. You should also bring valid picture identification. If your shares of IFH common stock are held in “street name” in a stock brokerage account or by a bank, broker, or other nominee and you wish to attend the IFH special meeting, you need to bring a copy of a bank or brokerage statement to the IFH special meeting reflecting your stock ownership as of the record date. You should also bring valid picture identification. Even if you are permitted to attend the IFH special meeting in person as a “street name” holder, you will not be permitted to vote in person at the IFH special meeting unless you have obtained a valid appointment of proxy from the record holder of your shares, such as a bank or a broker, to be able to vote in person at the IFH special meeting.
IFH reserves the right to refuse admittance to anyone without proper proof of share ownership or without proper photo identification. The use of cameras, sound recording equipment, communications devices or any similar equipment during the IFH special meeting is prohibited without IFH’s express written consent.
Voting Methods; Proxies and Incomplete Proxies
An IFH shareholder may vote in person or by proxy at the IFH special meeting. If you hold your shares of IFH common stock in your name as a shareholder of record, to submit a proxy, you, as an IFH shareholder, may use one of the following methods:
•	Complete and return the proxy card in the enclosed postage-paid envelope. The envelope requires no additional postage if mailed in the United States; or
•	Vote by proxy through the Internet: by visiting the website indicated on the accompanying proxy card and following the instructions.
IFH requests that IFH shareholders vote as soon as possible, over the Internet or by completing and signing the accompanying proxy card and returning it to IFH in the enclosed postage-paid envelope. When the accompanying proxy card is returned properly executed, the shares of IFH common stock represented by it will be voted at the IFH special meeting in accordance with the instructions contained on the proxy card. If you make no specification on your proxy card as to how you want your shares voted before signing and returning it, your proxy will be voted “FOR” the IFH merger proposal and “FOR” the IFH adjournment proposal.
If you are a beneficial owner and hold your shares in “street name”, you should check the voting form used by that firm to determine whether you may vote by Internet.

Every vote is important. Accordingly, you should sign, date and return the enclosed proxy card, or vote via the Internet, whether or not you plan to attend the IFH special meeting in person. Sending in your proxy card or voting by Internet will not prevent a record shareholder from voting your shares in person at the special meeting because you may subsequently revoke your proxy at any time before it is voted. See “—Revocability of Proxies” below for further information
Shares Held in Street Name
If you are an IFH shareholder and your shares are held in “street name” through a bank, broker or other nominee, you must provide the record holder of your shares with instructions on how to vote the shares. Please follow the voting instructions provided by the bank, broker or other nominee. You may not vote shares held in street name by returning a proxy card directly to IFH or by voting in person at the IFH special meeting unless you obtain a “legal proxy” from your bank, broker or other nominee.
Further, banks, brokers, trustees or other nominees who hold shares on behalf of their customers may not give a proxy to IFH to vote those shares with respect to any of the proposals without specific instructions from their customers, as banks, brokers, trustees and other nominees do not have discretionary voting power on the proposals that will be voted upon at the IFH special meeting, including the IFH merger proposal and the IFH adjournment proposal.
Revocability of Proxies
If you directly hold shares of IFH common stock in your name as a record holder, you can change your proxy vote at any time before your proxy is voted at the IFH special meeting. You can do this by:
•	submitting a written statement that you would like to revoke your proxy to the corporate secretary of IFH, whose mailing address is: 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615;
•	signing and returning a proxy card that is dated and received on a later date; or
•	attending the IFH special meeting and voting in person at the meeting.
If you are a beneficial owner and your shares are held by a bank, broker, trustee or other nominee, you may change your vote by contacting your bank, broker, trustee or other nominee and following the instructions they provide.
Attendance at the IFH special meeting will not in and of itself constitute revocation of a proxy. A revocation or later-dated proxy received by IFH after the vote will not affect the vote at the IFH special meeting. If the IFH special meeting is postponed or adjourned, it will not affect the ability of IFH shareholders of record as of the record date to exercise their voting rights or to revoke any previously granted proxy using the methods described above.
Shares Subject to Voting Agreement; Shares Held by Directors and Executive Officers
Each director of IFH as well as certain executive officers of IFH have entered into a voting and support agreement (which we refer to as the “voting agreement”) in the form attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus. Under the voting agreement, each such person agreed, among other things, to vote their shares of IFH common stock (1) in favor of the merger agreement and in favor of each of the other actions contemplated by the merger agreement, (2) against approval of any proposal made in opposition to, or in competition with, the merger or any other transactions contemplated by the merger agreement and (3) against any action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions between MVB and IFH as contemplated by the merger agreement. As of the IFH record date, 597,624 shares of IFH voting common stock, or approximately 27% of the outstanding shares of IFH voting common stock entitled to vote at the IFH special meeting, are bound by the voting agreement. As of the IFH record date, all the shares of IFH non-voting common stock entitled to vote at the IFH special meeting are bound by the voting agreement.
Delivery of Proxy Materials
As permitted by applicable law, only one (1) copy of this joint proxy statement/prospectus is being delivered to IFH shareholders residing at the same address, unless such IFH shareholders have notified IFH of their desire to receive multiple copies of the joint proxy statement/prospectus.

IFH will promptly deliver, upon oral or written request, a separate copy of the joint proxy statement/prospectus to any holder of IFH common stock residing at an address to which only one (1) copy of such document was mailed. Requests for additional copies should be directed to Steven E. Crouse, EVP and Chief Financial Officer of IFH, at (919) 861-8018, or by e-mail to steve@ifhinc.com.
Appraisal Rights
Holders of IFH common stock who do not vote in favor of the IFH merger proposal have the right to dissent from the merger and demand appraisal rights. These appraisal rights are conditioned on strict compliance with the requirements of Article 13 of the NCBCA. Please see “The Merger—Appraisal or Dissenters’ Rights in the Merger,” beginning on page 118, and the full text of Article 13 of the NCBCA, which is reproduced in full in Annex E to this joint proxy statement/prospectus, for additional information.
Solicitation of Proxies
MVB and IFH will share equally the expenses incurred in connection with the printing and mailing of this joint proxy statement/prospectus. IFH will also request banks, brokers, trustees and other intermediaries holding shares of IFH common stock beneficially owned by others to send this document to, and obtain proxies from, the beneficial owners and may reimburse such record holders for their reasonable out-of-pocket expenses in so doing. Solicitation of proxies by mail may be supplemented by telephone and other electronic means, advertisements and personal solicitation by the directors, officers or employees of IFH. No additional compensation will be paid to IFH’s directors, officers or employees for solicitation.
You should not send in any IFH stock certificates with your proxy card (or, if you are a beneficial owner, your voting instruction card). The exchange agent will mail a transmittal letter with instructions for the surrender of stock certificates to IFH shareholders as soon as practicable after completion of the merger.
Other Matters to Come Before the IFH Special Meeting
IFH management knows of no other business to be presented at the IFH special meeting, but if any other matters are properly presented to the meeting or any adjournments thereof, the persons named in the proxies will vote upon them in accordance with the IFH board of directors’ recommendations. In accordance with North Carolina law, only business within the purpose or purposes described in the IFH meeting notice may be conducted at a special shareholders’ meeting.
Assistance
If you need assistance in completing your proxy card, have questions regarding IFH’s special meeting or would like additional copies of this joint proxy statement/prospectus, please contact to Steven E. Crouse, EVP and Chief Financial Officer of IFH, at (919) 861-8018, or by e-mail to steve@ifhinc.com. You may also contact IFH by mail at 8450 Falls of Neuse Rd., Suite 202, Raleigh, NC 27615.

IFH PROPOSALS
PROPOSAL 1: IFH MERGER PROPOSAL
Pursuant to the merger agreement, IFH is asking IFH shareholders to approve the adoption of the merger agreement and the transactions contemplated thereby, including the merger. IFH shareholders should read this joint proxy statement/prospectus carefully and in its entirety, including the annexes, for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this joint proxy statement/prospectus as Annex A.
After careful consideration, the IFH board of directors unanimously approved and adopted the merger agreement and declared the merger agreement and the transactions contemplated thereby, including the merger, to be advisable and in the best interest of IFH and IFH shareholders. See “The Merger—IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors” beginning on page 97 for a more detailed discussion of the IFH board of directors’ recommendation.
The approval of the IFH merger proposal by IFH shareholders is a condition to the completion of the merger.
The IFH board of directors unanimously recommends a vote “FOR” the IFH merger proposal.
PROPOSAL 2: IFH ADJOURNMENT PROPOSAL
The IFH special meeting may be adjourned to another time or place, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the IFH special meeting to approve the IFH merger proposal or to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to IFH shareholders.
If, at the IFH special meeting, the number of shares of IFH common stock present or represented and voting in favor of the IFH merger proposal is insufficient to approve the IFH merger proposal, IFH intends to move to adjourn the IFH special meeting in order to enable the IFH board of directors to solicit additional proxies for approval of the IFH merger proposal. In that event, IFH will ask IFH shareholders to vote upon the IFH adjournment proposal, but not the IFH merger proposal.
In this proposal, IFH is asking IFH shareholders to authorize the holder of any proxy solicited by the IFH board of directors on a discretionary basis (i) if there are not sufficient votes at the time of the IFH special meeting to approve the IFH merger proposal or (ii) if necessary or appropriate to ensure that any supplement or amendment to this joint proxy statement/prospectus is timely provided to IFH shareholders, to vote in favor of adjourning the IFH special meeting to another time and place for the purpose of soliciting additional proxies, including the solicitation of proxies from IFH shareholders who have previously voted. Pursuant to the IFH bylaws, if the adjournment is for more than thirty (30) days or if after the adjournment, a new record date is set for the adjourned meeting, a notice of the adjourned meeting must be given to each shareholder of record entitled to vote at the meeting.
The approval of the IFH adjournment proposal by IFH shareholders is not a condition to the completion of the merger.
The IFH board of directors unanimously recommends a vote “FOR” the IFH adjournment proposal.

INFORMATION ABOUT THE COMPANIES
MVB
MVB Financial Corp. is a financial holding company organized as a West Virginia corporation in 2003 that operates principally through its wholly-owned subsidiary, MVB Bank, Inc. (“MVB Bank”). MVB conducts a wide range of business activities, primarily commercial and retail (“CoRe”) banking. MVB also continues to be involved in new innovative strategies to provide independent banking to corporate clients throughout the United States by leveraging recent investments in financial technology (“Fintech”) related companies, as further described in MVB’s filings with the SEC which are incorporated by reference into this joint proxy statement/prospectus. MVB considers Fintech companies as those entities that use technology to electronically move funds.
MVB Bank was formed on October 30, 1997 and chartered under the laws of the State of West Virginia. MVB Bank commenced operations on January 4, 1999. MVB Bank offers its customers a full range of products and services, including various demand deposit accounts, savings accounts, money market accounts and certificates of deposit, commercial, consumer and real estate mortgage loans and lines of credit, cashier’s checks, safe deposit rental facilities, and non-deposit investment services offered through an association with a broker-dealer.
MVB’s common stock is traded on NASDAQ under the symbol “MVBF.” The Company’s principal executive office is located at 301 Virginia Avenue, Fairmont, West Virginia 26554 and its telephone number is (304) 363-4800.
IFH
General. Integrated Financial Holdings, Inc. is a bank holding company that has elected to be treated as a financial holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). IFH, which was originally incorporated under the name West Town Bancorp, Inc., was formed on June 23, 2015, as a North Carolina business corporation with its main office in Raleigh, North Carolina. Effective January 1, 2016, IFH became the registered bank holding company of West Town Bank. IFH is the sole shareholder and parent company of West Town Bank, and IFH’s primary federal regulator is the Federal Reserve Board. The history of West Town Bank dates back to 1922 when it was established as a savings and loan association under Illinois law. In October 1992, West Town Bank converted to an Illinois-chartered state savings bank and thereby changed its name to West Town Savings Bank. Most recently, on August 31, 2014, the bank converted to its present corporate form of an Illinois-chartered state bank and was renamed West Town Bank & Trust. West Town Bank’s deposits are insured up to applicable limits by the FDIC, and the bank is a member of the Federal Home Loan Bank of Chicago. West Town Bank’s primary federal regulator is the FDIC, and it is not a member of the Federal Reserve Board. West Town Bank’s primary state regulator is the Illinois Department of Financial & Professional Regulation (the “IDFPR”).
At September 30, 2022, IFH’s total assets on a consolidated basis were approximately $437.4 million, its total deposits were approximately $325.1 million, and its total shareholders’ equity was approximately $83.4 million.
IFH’s voting common stock is currently quoted on the OTCQX marketplace operated by OTC Markets Group Inc. under the trading symbol “IFHI”; however, the public market for such shares has historically been limited and characterized by sporadic trading.
IFH’s principal executive office is located at 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615, and its telephone number is (919) 948-1987.
Business and Market Areas. IFH specializes in small business lending solutions, which it offers through West Town Bank and Windsor Advantage, LLC (“Windsor Advantage”), a wholly owned subsidiary of IFH. West Town Bank is headquartered in North Riverside, Illinois and offers traditional community bank deposit and lending services in the greater Chicago area. West Town Bank has no full-service branches. Additionally, West Town Bank engages in government-guaranteed lending on a national basis and tailors deposit products for specific lines of business. Windsor Advantage is a loan service provider that offers community banks and credit unions with a comprehensive outsourced U.S. Small Business Association (“SBA”) 7(a) and U.S. Department of Agriculture (“USDA”) lending platform. Windsor Advantage generates fee income for IFH in connection with its servicing, processing and packaging of such loans for its financial institution clients.

Commercial banking is extremely competitive. West Town Bank competes in its market areas with some of the largest banking organizations in the country. Many of these competing banks have capital resources and legal lending limits substantially in excess of those available to West Town Bank. Many of West Town Bank’s competitors are also able to provide more services and make greater use of media advertising. As an example of the competition faced, West Town Bank’s main office is located in the Chicago-Naperville-Elgin, IL-IN-WI Metropolitan Statistical Area (the “Chicago MSA”). As of June 30, 2022, there were 162 FDIC-insured institutions operating 2,316 full-service offices within the Chicago MSA, which provides for substantial competition for lending and deposit business. Additionally, while West Town Bank and Windsor Advantage believe they have a competitive advantage due to their expertise in the government-guaranteed lending space, they are increasingly facing competition from larger competitors with bigger balance sheets, as well as competition from non-bank lenders. Entrants competing for business in the financial services space continue to increase. In addition to other banks, credit unions, consumer finance companies, insurance companies, brokerage companies, small loan companies and other financial technology companies, or Fintechs, with varying degrees of regulatory restrictions, compete vigorously for a share of the financial services market. IFH expects competition to continue to be significant for the financial services that community banks have traditionally provided to the public.
Properties. West Town Bank owns both properties at which the main offices of IFH (8450 Falls of Neuse Rd., Suite 202, Raleigh NC) and West Town Bank (7820 W 26th St, North Riverside IL) are located. Windsor Advantage leases space for its offices located in Charleston, SC; Chicago, IL; and Indianapolis, IN. IFH and its subsidiaries may from time-to-time lease additional space for sales, administrative, and/or loan production use, as its business demands. Additional discussion of IFH’s real property and leases can be found at Note 6 (Premises and Equipment) and Note 7 (Leases) to the Notes to Consolidated Financial Statements included in IFH’s consolidated financial statements for the years ended December 31, 2021 and 2020 that accompany this joint proxy statement/prospectus.
Legal Proceedings. On February 19, 2019, a group of plaintiffs filed a putative class action lawsuit against West Town Bank alleging that they were subject to an illegal kickback and price fixing scheme designed and executed by All Star Title, Inc. for the referral of settlement services. The case is styled Joseph and Karen Somerville, III, et al. v. West Town Bank & Trust, a/k/a West Town Savings Bank, Case No. 1.19-CV-00490, pending in the United States District Court for the District of Maryland (such case, the “RESPA Litigation”). Based on this alleged conduct, plaintiffs accused West Town Bank of violating Section 8(a) of the Real Estate Settlement Procedures Act (“RESPA”), 12 U.S.C. § 2607; Section 1 of the Sherman Act, 15 U.S.C. § 1; and Section 1962 of the Racketeer Influenced and Corrupt Organizations Act (“RICO”), 18 U.S.C. § 1962. These claims were asserted on a class basis, and the plaintiffs sought to represent other similar borrowers of West Town Bank whose loans were closed or settled by All Star Title, Inc. The plaintiffs sought to recover three times the charges they paid for settlement services in addition to actual damages trebled and attorneys’ fees and costs. The plaintiffs’ claim under the Sherman Act was ultimately dismissed by the court on November 19, 2019, but the court allowed the plaintiffs’ RESPA and RICO claims to continue.
On February 4, 2021, the court certified a class comprised of borrowers who obtained a loan originated or brokered by West Town Bank for which All Star Title, Inc. provided a settlement service between January 1, 2010 and December 31, 2015. The court also certified two subclasses: a RICO subclass and a RESPA subclass. During July 2022 and precipitated, in part, by IFH’s ongoing strategic discussions with MVB, West Town Bank initiated informal settlement discussions with plaintiffs’ counsel in the RESPA Litigation. Litigation such as the foregoing is time consuming, often takes years to resolve and can complicate a company’s strategic initiatives. On August 10, 2022, West Town Bank agreed to settle the RESPA Litigation for an aggregate sum of $10.0 million, subject to execution of a definitive settlement agreement and court approval. The plaintiffs, plaintiffs’ counsel, and West Town Bank subsequently executed a definitive settlement agreement dated as of September 7, 2022, for the aggregate sum of $10.0 million. On October 12, 2022, the court issued an order granting preliminary approval of the class action settlement, as reflected in the settlement agreement, and scheduled the final fairness hearing on the settlement for January 18, 2023.
Other than the foregoing RESPA Litigation, IFH and its subsidiaries are not parties to, nor are any of their properties the subject of, any other material pending legal proceedings incidental to their businesses.

SECURITY OWNERSHIP OF CERTAIN IFH BENEFICIAL OWNERS AND MANAGEMENT
IFH Voting Common Stock. The following table sets forth, as of November 30, 2022, the beneficial ownership of IFH voting common stock by each of IFH’s directors and executive officers, by IFH’s directors and executive officers as a group, and by each person known to IFH to beneficially own more than 5% ownership of the issued and outstanding IFH voting common stock. Unless otherwise indicated, the address of each listed IFH shareholder is c/o Integrated Financial Holdings, Inc., 8450 Falls of Neuse Rd., Suite 202, Raleigh, North Carolina 27615.
Beneficial ownership is determined in accordance with the rules of the SEC, which generally attribute beneficial ownership of securities to persons who possess sole or shared voting or investment power with respect to those securities. Unless otherwise indicated, and subject to the voting agreements entered into with MVB in connection with entering into the merger agreement, to IFH’s knowledge, the persons or entities identified in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.
Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage of Class(2)
Directors and Executive Officers
Eric J. Bergevin(3)	127,964	5.61%
Michael Breckheimer	14,700	*
Steven E. Crouse	9,500	*
Melissa D. Marsal	26,540	1.18%
Marc H. McConnell(4)	164,601	7.35%
Jeffrey K. Moore	158,551	7.07%
Randall C. Ramsey	28,064	1.25%
A. Riddick Skinner	37,996	1.69%
Joseph T. Snyder(5)	44,500	1.99%
Jimmy E. Stallings(6)	35,309	1.57%
Sandra Warren(7)	34,550	1.54%
David Wicklund	16,199	*
All directors and executive officers as a group (12 persons)	698,474	29.95%
*	Indicates beneficial ownership of less than 1% of the issued and outstanding shares of voting common stock.
(1)
Included in the beneficial ownership tabulations are the following shares underlying options to purchase shares of common stock of IFH that were outstanding and exercisable as of November 30, 2022 (or will become exercisable within 60 days of such date): Mr. Bergevin—44,400 shares; Mr. Breckheimer—3,950 shares; Mr. Crouse—2,500 shares; Ms. Marsal—12,950 shares; Mr. McConnell—2,000 shares; Dr. Moore—2,700 shares; Mr. Ramsey 2,700 shares; Mr. Skinner—9,650 shares; Mr. Snyder—800 shares; Mr. Stallings—12,700 shares; Ms. Warren—5,700 shares, Mr. Wicklund—800 shares; and for all directors and executive officers as a group—100,850 shares.

(2)
The calculation of the percentage of class beneficially owned by each individual and the group is based on the sum of (i) a total of 2,239,209 shares of voting common stock outstanding as of November 30, 2022, and (ii) options to purchase shares of common stock which are exercisable as of or within 60 days of such date.

(3)	Ownership listed for Mr. Begevin includes 800 shares owned individually by Mr. Bergevin’s spouse, 5,000 shares owned by his children, and 22,690 owed jointly with his spouse.
(4)	Ownership listed for Mr. McConnell includes 119,001 shares owned by McConnell Legacy Investments, LLC and 500 shares owned by his children.
(5)	Ownership listed for Mr. Snyder includes 32,500 shares held by a trust for which he is trustee.
(6)	Ownership listed for Mr. Stallings includes 12,903 shares held jointly with, and 6,662 shares owned individualy by, his spouse.
(7)	Ownership listed for Ms. Warren includes 7,071 shares owned individually by Ms. Warren’s spouse.
IFH Non-Voting Common Stock. As of November 30, 2022, all of the issued and outstanding shares of IFH non-voting common stock was held of record by McConnell Legacy Investments, LLC, PO Box 6219, Kinston, North Carolina. Mr. McConnell, IFH’s chairman of the board of directors, is managing member of this entity and possesses voting power over such shares.

INTEGRATED FINANCIAL HOLDINGS, INC.’S MANAGEMENT’S DISCUSSION AND
ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following presents discussion and analysis by the management of Integrated Financial Holdings, Inc. (“IFH”) of the financial condition and results of operations of IFH and should be read in conjunction with IFH’s consolidated financial statements and related notes included with this joint proxy statement/prospectus. In this section, the “Company,” “we,” and “our” refer to IFH, rather than MVB Financial Corp. Unless otherwise indicated, references herein to the Company or IFH, refer to the company on a consolidated basis. This discussion contains forward-looking statements that involve risks and uncertainties and such forward-looking statements are qualified in their entirety by the cautionary language set forth in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 23. Actual results could differ significantly from those anticipated in these forward-looking statements as a result of various factors including but not limited to many of the factors described more fully in the section entitled “Risk Factors” beginning on page 25. The following discussion is intended to assist in understanding the financial condition and results of operations of IFH and its subsidiaries, including West Town Bank and Windsor Advantage. For the purpose of this management’s discussion and analysis, balance sheet information has been expressed as period-end balances, unless otherwise noted, and loans have been disclosed net of unearned income.
Critical Accounting Policies and Estimates
The Company’s consolidated financial statements that accompany this joint proxy statement/prospectus include the financial statements of the Company and its subsidiaries as of the dates of such financial statements. As of the relevant dates, the Company’s wholly owned subsidiaries included West Town Bank, Windsor Advantage, SBA Loan Documentation Services, LLC, Patriarch, LLC, and West Town Insurance Agency, Inc. West Town Bank also has an investment in West Town Payments, LLC. Due to the nature of the investment, West Town Payments, LLC is considered a variable interest entity, and as a result, is consolidated for accounting purposes. All significant intercompany balances and transactions have been eliminated in consolidation. Additional information regarding the Company’s business and its subsidiaries is included in the sections entitled “Information about the Companies—IFH” beginning on page 63 and in Note 1 of IFH’s Notes to Consolidated Financial Statements for the years ended December 31, 2021 and 2020, that accompany this joint proxy statement/prospectus.
The Company's accounting policies are fundamental to understanding management's discussion and analysis of results of operations and financial condition. Many of the Company's accounting policies require significant judgment regarding valuation of assets and liabilities and/or significant interpretation of specific accounting guidance. The following is a summary of some of the more subjective and complex accounting policies of the Company. A more complete description of the Company's significant accounting policies can be found in Note 1 of IFH’s Notes to Consolidated Financial Statements for the years ended December 31, 2021 and 2020.
The allowance for loan losses reflects management's assessment and estimate of the risks associated with extending credit and its evaluation of the quality of the loan portfolio. West Town Bank periodically analyzes the loan portfolio in an effort to review asset quality and to establish an allowance for loan losses that management believes will be adequate in light of anticipated risks and loan losses. Our allowance consists of specific and general components. The specific component relates to loans that are impaired under GAAP. The general component covers non-impaired loans and is based on historical loss experience by type of loan adjusted for qualitative factors to adjust this historical experience for current events, trends, and conditions (including economic considerations). While management uses the best information available to establish the allowance for loan losses, future adjustments to the allowance may be necessary if economic or other conditions differ substantially from the assumptions used in making this estimate. Such adjustments to original estimates, as necessary, are made in the period in which these factors and other relevant considerations indicate that loss levels vary from previous estimates. Any material increase in the allowance for loan losses may adversely affect our financial condition and results of operations.
Overview
IFH’s results of operations for the nine months ended September 30, 2022 was a net loss of $2.6 million compared to net income of $11.5 million for the same period of 2021. The Company’s 2022 year-to-date results were materially impacted by a $10.0 million litigation expense incurred during the third quarter of

2022 associated with the RESPA Litigation. See “Information About the Companies—IFH—Legal Proceedings” beginning on page 64 for discussion of the RESPA Litigation. In addition, there was a significant decrease in loan servicing and processing revenues from Windsor Advantage, which decreased from $20.5 million in the first nine months of 2021 to $6.7 million for the same period in 2022. That decline was directly attributable to a decrease in revenues associated with the SBA’s Paycheck Protection Program (“PPP”), which ended on May 31, 2021 and was established in response to the pandemic. However, the 2022 revenue decrease was partially offset by a decrease in software-related expenses period over period, which went from $5.7 million in the first nine months of 2021 to $1.3 million for the same period in 2022. The higher cost in 2021 was driven by the related PPP processing platform. Additionally, mortgage revenues have decreased period over period as a result of a general slowdown in the mortgage market as a result of rate increases by the Federal Reserve Open Market Committee (“the FOMC”) in response to recent economic conditions.
Net income for the year ended December 31, 2021 was $12.7 million compared to $8.9 million for the year ended December 31, 2020. The increase year over year was caused by several factors:
•	net interest income increased by $1.8 million or 12% year over year as a result of balance sheet growth;
•	the provision for loan losses decreased $2.5 million or 56% during the same period as credit quality improved; and
•
non-interest income increased by $7.6 million or 22% year over year driven by an increase in government lending revenues as the economy began to reopen after the easing of pandemic-related restrictions.

The increases in net interest income and non-interest income were partially offset by a $9.3 million increase in non-interest expense year-over-year primarily as a result of a $4.6 million increase in compensation costs tied to overall corporate growth and an increase in software costs of $3.2 million as a result of the PPP software platform.
IFH’s total assets decreased from $452.9 million as of December 31, 2021 to $437.4 million as of September 30, 2022. The decrease was a result of a decline in net deposits of $26.1 million as a result of balance declines in noninterest bearing accounts for several large customers due to merger and acquisition related activity and a decrease in retail time deposits as management has made strategic decisions in repricing time deposit rates in a rising rate environment to positively impact net interest margin. In addition, the balance sheet mix changed as the Company was able to redeploy a significant portion of its lower yielding interest-earning cash into $36.3 million in net growth in the loan portfolio. Total assets increased $63.7 million from $389.3 million at December 31, 2020 to $453.0 million at December 31, 2021 as a result of $47.3 million growth in deposits primarily as a result of the Bank’s strategic decision to move into the Hemp banking market. During that period, net loan growth including both loans held for sale and loans held for investment was only $2.3 million. However, interest-bearing deposits at other institutions increased $51.3 million from $28.7 million to $79.9 million during the same period.
Results of Operations
Net Interest Income
One primary source of revenue for IFH is net interest income, which for the nine months ended September 30, 2022 was $16.0 million, an increase of $3.8 million or 32% over the same period of 2021. Net interest income for the year ended December 31, 2021 was $16.3 million compared to $14.5 million for the year ended December 31, 2020.
In response to changes in economic conditions initially caused by the pandemic, the Federal Reserve dropped rates significantly, by 150 basis points (“bps”), in early 2020. Later, to slow down the growth caused by various governmental programs implemented to deal with the pandemic, the Federal Reserve reversed those changes and increased the federal funds rate five times for a total of 300 bps by September 30, 2022. The result was that loan yields and cost of deposits both experienced volatility over those periods. For the nine months ended September 30, 2022 yield on loans was 7.37%, compared to 6.51% for the prior year comparative period. The overall yield on earning assets was 6.37% for the first nine months of 2022, compared to 5.08% for the same period of 2021. The cost of interest-bearing liabilities for the nine months ended September 30, 2022 was 0.88%, compared to 1.12% for the previous year. The result is that IFH’s net interest margin was 5.79% for the first nine months of 2022, compared to 4.36% the previous year.

For the year ended December 31, 2021, IFH experienced a decrease in loan yields, from 6.89% in 2020 to 6.65% in 2021. The primary driver of this decrease was the initial rate decreases implemented by the Federal Reserve in early 2020. The cost of interest-bearing liabilities for the 2021 year was 1.07%, compared to 1.69% for the previous year. The resulting net interest margin for the 2021 year was 4.52%, compared to 5.00% in 2020.
The following table sets forth, for the periods indicated, information with regard to average balances of assets and liabilities, as well as the total dollar amounts of interest income from interest-earning assets and interest expense on interest-bearing liabilities, resultant yields or costs, net interest income, net interest spread, net interest margin and ratio of average interest-earning assets to average interest-bearing liabilities. Non-accrual loans and the allowance for loan losses have been included in determining net average loans and marketable equity securities have been excluded from investment securities and included in other assets.
	For the nine-months ended September 30, 2022			For the Years Ended December 31,
				2021			2020
(Dollars in thousands)	Average Amount	Interest	Average Rate	Average Amount	Interest	Average Rate	Average Amount	Interest	Average Rate
Loans, net of allowance	$308,697	$17,056	7.37%	$277,508	$18,457	6.65%	$253,846	$17,486	6.89%
Investment securities	20,688	326	2.10%	18,449	268	1.45%	14,862	283	1.90%
Other interest-earnings assets	40,022	272	0.91%	65,618	188	0.29%	20,818	185	0.89%
Total interest-earning assets	369,407	17,654	6.37%	361,575	18,913	5.23%	289,526	17,954	6.20%
Other assets	65,632			65,294			65,630
Total assets	$435,039			$426,869			$355,156
Deposits:
Interest-bearing checking accounts	$11,086	53	0.64%	$12,106	55	0.45%	$9,614	63	0.66%
Money markets	50,274	177	0.47%	40,045	191	0.48%	28,724	282	0.98%
Savings	12,929	15	0.15%	11,683	18	0.15%	10,933	17	0.16%
Time deposits	163,338	1,332	1.09%	171,817	2,312	1.35%	142,936	2,932	2.05%
Borrowings	5,702	37	0.87%	4,914	4	0.08%	13,141	182	1.38%
Total interest-bearing liabilities	243,329	1,614	0.88%	240,565	2,580	1.07%	205,348	3,476	1.69%
Noninterest-bearing deposits	96,148			101,833			72,709
Other liabilities	5,827			1,357			4,683
Shareholders equity	89,735			83,114			72,416
Total liabilities and shareholders equity	$435,039			$426,869			$355,156
Net interest income/interest rate spread		$16,040	5.49%		$16,333	4.16%		$14,478	4.51%
Net interest margin			5.79%			4.52%			5.00%
Ratio of interest-bearing assets to interest-bearing liabilities				150.30%			140.99%

Rate/Volume Analysis
The following table analyzes the dollar amount of changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. The table distinguishes between (i) changes attributable to volume (changes in volume multiplied by the prior period’s rate), (ii) changes attributable to rate (changes in rate multiplied by the prior period’s volume), and (iii) net change (the sum of the previous columns). The change attributable to both rate and volume (changes in rate multiplied by changes in volume) has been allocated equally to both the changes attributable to volume and the changes attributable to rate.
	Year Ended December 31, 2021 vs. 2020
	Increase (Decrease) Due to
	Volume	Rate	Total
	(In thousands)
Interest income
Loans, net of allowance	$1,630	$(659)	$971
Investment securities	68	(83)	(15)
Other interest-earnings assets	398	(395)	3
Total interest income (taxable-equivalent basis)	2,096	(1,137)	959
Interest expense
Deposits:
Interest-bearing checking accounts	16	(24)	(8)
Money markets	111	(202)	(91)
Savings	1	—	1
Time deposits	592	(1,212)	(620)
Borrowings	(114)	(64)	(178)
Total interest expense	606	(1,502)	(896)
Net interest income increase	$1,490	$365	$1,855
Provision for Loan Losses
IFH’s provision for loan losses totaled $960,000 for the nine months ended September 30, 2022 compared to $1.2 million for the same period of 2021. Net recoveries for the nine months ended September 30, 2022 were $203,000 compared to net charge-offs of $506,000 for the same period in the previous year.
For the year ended December 31, 2021, IFH’s provision for loan losses totaled $1.9 million compared to $4.5 million for the year ended December 31, 2020. Net charge-offs during 2021 totaled $1.5 million compared to $3.2 million in 2020. Charge-offs in 2020 were significantly amplified by the start of the pandemic and the impact it had on the hospitality industry. A large portion of the charge-offs for that year were in that industry. In addition, the increase to the provision reflected concerns over the direction of the economy also as a direct result of the pandemic.

The following table contains an analysis of our allowance for loan losses for the periods indicated:
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2022	2021	2021	2020
Allowance at beginning of period	$5,547	$5,144	$5,144	$3,837
Provision for loan losses	960	1,172	1,946	4,460
Loans charged off
Residential real estate	—	—	—	61
Commercial real estate	49	162	355	2,792
Commercial and industrial	402	355	1,248	331
Consumer and other	—	—	—	15
Total charge-offs	451	517	1,603	3,199
Recoveries of loans previously charged off
Commercial real estate	474	—	—	—
Commercial and industrial	180	10	60	45
Consumer and other	—	1	—	1
Total recoveries	654	11	60	46
Net chargeoffs (recoveries)	(203)	506	1,543	3,153
Balance end of period	$6,710	$5,810	$5,547	$5,144
Allowance for loan losses to nonperforming loans	145%	71%	81%	60%
Allowance for loan losses to end of period loans	2.07%	2.08%	1.93%	1.81%
Net charge-offs to average loans outstanding	-0.06%	0.19%	0.55%	1.22%
At September 30, 2022, the allowance for loan losses totaled 2.07% of gross loans compared to 1.93% at December 31, 2021 and 1.81% at December 31, 2020.
At September 30, 2022, the allowance to non-performing loans was 145%, a significant increase over the 81% at December 31, 2021 and 60% at December 31, 2020. The increase in the allowance as a percentage of non-performing loans is due to the improvement of credit metrics and the resulting decrease in balance of non-performing loans.
Non-Interest Income
The following table summarizes our non-interest income for the periods indicated:
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2022	2021	2021	2020
Government loan servicing and processing revenue	$6,743	$20,553	$24,526	$21,234
Changes in fair vaue in marketable equity securities	5,994	1,998	1,998	—
Mortgage revenue	1,717	5,016	6,106	6,789
Government lending revenue	6,104	5,721	7,937	3,178
SBA documentation preparation fees	350	824	992	704
Loan servicing rights	(15)	374	537	98
Other noninterest income	1,531	1,668	(967)	1,503
Total noninterest income	$22,424	$36,154	$41,129	$33,506
Non-interest income decreased by $13.7 million or 38% to $22.4 million for the nine months ended September 30, 2022 from $36.2 million in the nine months ended September 30, 2021. The decrease was primarily due to a $13.8 million decrease in loan servicing and processing revenues directly attributable to a decrease in revenues associated with PPP. A $4.0 million increase in valuation adjustments related to the fair value of marketable equity securities held by the Company helped to offset that decrease. In the first nine months of 2021, IFH reported a $2.0 million increase in these securities compared to a $6.0 million increase in the same period in 2022. That gain, however, was offset by a decline in mortgage revenue year over year of $3.3 million or 66% as a result of increases in mortgage rates and the resulting slowdown in the refinance market.
Non-interest income increased by $7.6 million or 23% to $41.1 million for the year ended December 31, 2021 from $33.5 million for the year ended December 31, 2020. Loan servicing and processing revenues increased year over year by $3.3 million as a result of a full year of PPP-related income. In addition, government lending revenue increased $4.8 million as concerns over the impact of COVID-19 declined allowing the lending markets to open back up. In addition, the Company had a $2.0 million increase in the fair value of marketable equity securities held by the Company in 2021 and no such income in the prior year. These increases in year over year revenue were partially offset by a $2.5 million decrease in other noninterest income, which was the direct result of a $2.3 million pre-tax loss in other noninterest income directly associated with $2.9 million in tax credits entered into in the same year.
Non-Interest Expenses
The following table summarizes our non-interest expenses for the periods indicated:
	Nine Months Ended September 30,		Year Ended December 31,
(in thousands)	2022	2021	2021	2020
Compensation	$20,212	$17,474	$23,652	$19,016
Occupancy and equipment	1,000	927	1,181	1,042
Loan related expenses	1,852	1,033	1,430	926
Data processing expense	782	632	899	696
Advertising expense	787	976	1,428	507
Insurance expense	337	392	519	434
Professional fees	1,499	1,971	2,817	2,259
Software	1,311	5,757	6,587	3,377
Communications	266	297	396	348
Foreclosed asset expense, net	246	736	822	1,800
Directors fees	512	253	721	657
Intangible amortization expense	510	528	698	745
Merger related expense	560	—	—	—
Other noninterest expense	11,063	1,237	1,399	1,491
Total noninterest expense	$40,937	$32,213	$42,549	$33,298
Total non-interest expense totaled $40.9 million for the nine months ended September 30, 2022, an increase of $8.7 million or 27% over the $32.2 million for the nine months ended September 30, 2021. The primary reason for the increase was due to the recognition of a $10.0 million expense during the 2022 third quarter associated with a litigation reserve for the RESPA Litigation, as previously discussed above. On August 10, 2022, the Bank agreed to settle the RESPA Litigation for an aggregate sum of $10.0 million, subject to execution of a definitive settlement agreement and court approval. The plaintiffs, plaintiffs’ counsel, and the Bank subsequently executed a definitive settlement agreement dated as of September 7, 2022, for the aggregate sum of $10.0 million. On October 12, 2022, the court issued an order granting preliminary approval of the class action settlement, as reflected in the settlement agreement, and scheduled the final fairness hearing on the settlement for January 18, 2023.
Software expense decreased $4.4 million or 77% for the for the nine months ended September 30, 2022 compared to the same period in 2021 due to reduced costs in the related PPP processing platform as PPP lending stopped in 2021. In addition, foreclosed asset expenses decreased by $490,000 or 67% as the Company shed its last parcel of foreclosed property in March 2022. Those decreases during the first nine months of 2022 were partially offset by an increase of $2.7 million or 16% in compensation associated with the growth of the Company and loan-related expenses, which fluctuate significantly period over period, especially in periods of rapid loan growth. Those loan-related expenses increased $819,000 for the nine months ended September 30, 2022, as compared to the same period in 2021. Finally, the Company incurred $560,000 of merger-related expenses associated with the Company’s proposed merger with MVB Financial Corp.

Non-interest expense for the year ended December 31, 2021 totaled $42.5 million, an increase of $9.6 million or 28% over the year ended December 31, 2020. Compensation costs increased $4.6 million or 24% as a result of additional staff needed to process and service PPP loans. In addition, software-related expenses associated with the PPP platform increased $3.2 million or 95% year over year. Those increases were partially offset by a decrease in foreclosed asset expenses, which declined $978,000 or 54% as IFH experienced a decrease in foreclosed property balances from a high of $5.2 million in the first quarter of 2020 to a low of $618,000 by the end of 2021.
Provision for Income Taxes
IFH’s tax expense for the nine months ended September 30, 2022 was a benefit of $751,000 compared to an expense of $4.0 million the nine months ended September 30, 2021, a decrease of $4.7 million. The significant change was driven by the change in pretax net income and was primarly the result of the litigation expense accrual. The effective tax rate was 21.9% for the first nine months of 2022 compared to 26.1% for the same period of 2021.
IFH’s tax expense for the year ended December 31, 2021 was $867,000 compared to $1.5 million for the year ended December 31, 2020. The effective tax rates were 6.7% and 14.8%, for 2021 and 2020, respectively. The effective tax rates on both years were significantly impacted by tax credits entered into in those years. The Company had tax credits totaling $2.9 million and $1.4 million for 2021 and 2020, respectively.
Financial Condition
Overview
IFH’s total assets were $437.4 million as of September 30, 2022, compared to $452.8 million as of December 31, 2021 and $389.2 million as of December 31, 2020. The decrease from December 31, 2021 to September 30, 2022 was the result of the decline in deposits previously mentioned. Total assets increased $63.7 million from December 31, 2020 to December 31, 2021 as a result of $47.3 million in growth in deposits primarily as a result of the Bank’s strategic decision to move into the Hemp banking market. IFH had minimal net loan growth during that period, primarily due to overall concerns around the pandemic, but instead increased our interest-bearing deposits at other institutions by $51.3 million.
Investment Securities
IFH uses its investment portfolio as a contingent source of liquidity if needed, to collateralize certain public deposits and to meet is Community Reinvestment Act (“CRA”) goals. The composition of the portfolio is designed to minimize risk, generate cash flow and provide an acceptable return. The portfolio consists of obligations of the United States and its agencies. Since one of the purposes of the investment portfolio is to be a backup source of liquidity, all of the securities are classified as available-for-sale.
The following is a summary of the securities portfolio by major classification at September 30, 2022, December 31, 2021, and December 31, 2020:
	September 30, 2022
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$182	$4	$—	$186
Government sponsored enterprises mortgage backed securities	20,449	—	3,629	16,820
Government sponsored enterprises collateralized mortgage obligations	458	—	3	455
Total investment securities available for sale	$21,089	$4	$3,632	$17,461
Investment in marketable equity securities
Marketable equity securities	$9,990	$7,992	$—	$17,982

	December 31, 2021
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$243	$3	$—	$246
Government sponsored enterprises mortgage backed securities	20,007	192	323	19,876
Government sponsored enterprises collateralized mortgage obligations	546	3	—	549
Total investment securities available for sale	$20,796	$198	$323	$20,671
Investment in marketable equity securities
Marketable equity securities	$9,990	$1,998	$—	$11,988
	December 31, 2020
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$345	$3	$—	$348
Government sponsored enterprises mortgage backed securities	14,157	384	23	14,518
Government sponsored enterprises collateralized mortgage obligations	853	2	—	855
Total investment securities available for sale	$15,355	$389	$23	$15,721
Investment in marketable equity securities
Marketable equity securities	$9,990	$—	$—	$9,990
The following tables show gross unrealized losses and fair values of investment securities, aggregated by investment category and length of time that the individual securities have been in a continuous unrealized loss position at September 30, 2022, December 31, 2021 and December 31, 2020. The unrealized losses relate to debt securities that have incurred fair value reductions due to higher market interest rates and other prevailing market conditions, such as liquidity, since the securities were purchased. The unrealized losses are not likely to reverse unless and until the market changes revert to the conditions and levels that existed when the securities were purchased.
	September 30, 2022
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$7,299	$1,211	$9,520	$2,418	$16,819	$3,629
Government sponsored collateralized mortgage obligations	455	3	—	—	455	3
Total	$7,754	$1,214	$9,520	$2,418	$17,274	$3,632
	December 31, 2021
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$11,865	$230	$2,548	$93	$14,413	$323
Total	$11,865	$230	$2,548	$93	$14,413	$323

	December 31, 2020
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$3,013	$23	$—	$—	$3,013	$23
Total	$3,013	$23	$—	$—	$3,013	$23
Loans Held for Investment
The following table describes the Company’s loans held for investment composition by category:
	September 30, 2022		December 31,
(in thousands)			2021		2020
Commercial	$182,066	62%	$143,182	56%	$144,878	55%
Real Estate:
Commercial real estate	73,295	25%	79,394	30%	81,591	30%
Residential real estate	38,237	13%	35,066	14%	38,913	15%
Consumer	50	0%	74	0%	159	0%
Total gross loans	293,648	100%	257,716	100%	265,541	100%
Net deferred loan costs	1,768		1,909		1,729
Allowance for loan losses	(6,710)		(5,547)		(5,144)
Loans held for investment, net	$288,706		$254,078		$262,126
For the first nine months of 2022, gross loans held for investment increased by $35.8 million, or 14%. The increase in loans during the year is primarily attributable to new loan originations driven by demand in the Company’s market areas and a reopening of the markets as the effects of the pandemic began to decrease.
During 2021, loans receivable decreased by $7.8 million, or 3%. The decrease in loans during the year is primarily attributable to a general slowdown in lending throughout the country due to concerns over the pandemic.
Asset Quality
The following table summarizes the IFH’s nonperforming assets as of the dates indicated:
	September 30, 2022	December 31,
(in thousands)		2021	2020
Nonaccrual loans	$4,627	$6,849	$8,506
Foreclosed assets	—	618	2,372
Loan 90 days past due still accruing	—	—	—
Total nonperforming assets	$4,627	$7,467	$10,878
Total loans held for investment, gross	$293,648	$257,716	$264,541
Nonaccrual loans to toal loans	1.58%	2.90%	4.11%
Nonaccrual loans to toal assets	1.06%	1.65%	2.79%
Deposits
Deposits gathered from clients represent the primary source of funding for the Company’s lending activities. Commercial and retail banking deposit services include non-interest and interest-bearing checking accounts, money market accounts, and to a limited extent, IRAs and certificates of deposit, or CDs. Interest rates for each account type are set by the Company within the context of marketplace factors, current deposit needs, and a keen awareness of maintaining a strong margin.
The Company's primary focus is on establishing long-term client relationships to attract core deposits. However, the Company may use non-reciprocal brokered deposits to supplement its core deposits.

The following table describes the Company’s average deposit composition and weighted average rate by category for the periods indicated:
	Nine-month period September 30, 2022		Year ended December 31,
			2021		2020
(in thousands)	Balance	Weighted Average Rate	Balance	Weighted Average Rate	Balance	Weighted Average Rate
Interest-bearing checking	$11,086	0.64%	$12,106	0.46%	$9,614	0.66%
Money markets	50,274	0.47%	40,045	0.48%	28,724	0.98%
Savings accounts	12,929	0.15%	11,683	0.16%	10,933	0.16%
Time deposits	163,338	1.09%	171,817	1.35%	142,936	2.05%
Total Interest-bearing liabilities	237,627	0.88%	235,651	1.09%	192,207	1.71%
Non-interest bearing	96,148	0.00%	101,833	0.00%	72,709	0.00%
Total deposits	$333,775	0.63%	$337,484	0.76%	$264,916	1.24%
Deposits exceed the FDIC-insured limits by the following amounts as of the dates indicated:
September 30, 2022	December 31,
	2021	2020
(in thousands)
$ 67,000	$88,966	$50,839
The maturities and weighted average cost of funds for time deposits, other than brokered CDs, at September 30, 2022 were as follows:
(in thousands)	September 30, 2022	Weighted Rate
Three months or less	$23,402	0.78%
Over three through six months	16,368	0.62%
Over six months through twelve months	18,195	1.68%
Over twelve months through twenty-four months	18,809	1.56%
Over twenty-four months	7,933	1.20%
	$84,707	0.88%
Brokered Certificates of Deposit
IFH utilizes brokered certificates of deposit as a tool for overall balance sheet management. As the Company’s growth in loans, and specifically loans held for sale, have outpaced its core deposit growth, management used brokered certificates of deposit as a funding strategy for a portion of those loans.
The maturities and weighted average cost of funds for brokered CDs at September 30, 2022 were as follows:
(in thousands)	September 30, 2022	Weighted Rate
Three months or less	$27,492	1.68%
Over three through six months	7,500	3.25%
Over six months through twelve months	5,000	0.03%
Over twelve months through twenty-four months	10,000	0.49%
Over twnety-four months	20,245	1.05%
	$70,237	1.38%
Capital Resources
As of the most recent regulatory examination, West Town Bank was deemed well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, West Town Bank must maintain total risk-based, tier 1 risk-based, common equity tier 1, and tier 1 leverage ratios as set forth in the table below. There are no conditions or events that management believes have changed West Town Bank’s status as a well-capitalized institution.

The following table summarizes the capital amounts and ratios of West Town Bank and the regulatory minimum requirements at September 30, 2022, December 31, 2021, and December 31, 2020, respectively:
West Town Bank	September 30, 2022
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$45,921	13.38%	$36,046	10.50%	$34,330	10.00%
Tier 1 risk based capital	41,600	12.12%	29,180	8.50%	27,464	8.00%
Common equity tier 1 capital	41,600	12.12%	24,031	7.00%	22,314	6.50%
Tier 1 leverage capital	41,600	10.91%	15,258	4.00%	19,073	5.00%
West Town Bank	December 31, 2021
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$49,418	17.17%	$30,221	10.50%	$28,782	10.00%
Tier 1 risk based capital	45,797	15.91%	24,465	8.50%	23,026	8.00%
Common equity tier 1 capital	45,797	15.91%	20,147	7.00%	18,708	6.50%
Tier 1 leverage capital	45,797	11.46%	15,982	4.00%	19,978	5.00%
West Town Bank	December 31, 2020
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$37,888	13.30%	$29,912	10.50%	$28,488	10.00%
Tier 1 risk based capital	34,308	12.04%	24,214	8.50%	22,790	8.00%
Common equity tier 1 capital	34,308	12.04%	19,941	7.00%	18,517	6.50%
Tier 1 leverage capital	34,308	10.06%	13,645	4.00%	17,056	5.00%
West Town Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate certain regulatory action that could have a direct material effect on the financial statements. Prompt corrective action provisions are not applicable to bank holding companies. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S banks (Basel III rules) became effective for West Town Bank on January 1, 2015 with full compliance with all of the requirements phased in over a multi-year schedule and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes the Bank met all capital adequacy requirements to which it was subject as of September 30, 2022 and December 31, 2021.
The Basel III Capital Rules require West Town Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5% plus a 2.5% “capital conservation buffer” which effectively results in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer which effectively results in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer which effectively results in a minimum total capital ratio of 10.5% and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.
IFH’s shareholders’ equity was $84.3 million at September 30, 2022. It has decreased $4.3 million from $88.6 million at December 31, 2021 due to its net loss of $2.6 million. In addition, the available for sale investment portfolio of IFH depreciated in value, after tax, during the nine months ended September 30, 2022 by $2.8 million.

Borrowings and Liquidity
As of September 30, 2022 and December 31, 2021, IFH had unsecured lines of credit totaling $18.5 million with correspondent banks to provide additional liquidity, if and as needed. There were no outstanding borrowings on these lines at September 30, 2022 or December 31, 2021.
As of September 30, 2022, IFH also had a line of credit to borrow funds from the Federal Home Loan Bank for up to approximately $55.2 million and one outstanding short-term advance for $5.0 million. As of December 31, 2021, IFH had a line of credit to borrow funds from the Federal Home Loan Bank for up to approximately $56.6 million and one outstanding short-term advance for $5.0 million.
IFH has access to short-term funds through the Federal Reserve Discount Window, under which approximately $21,000 of additional liquidity was available as of September 30, 2022and December 31, 2021. Discount window advances are typically overnight and there were no outstanding borrowings on this line in either period.
The Company also had a $10.0 million revolving line of credit with another financial institution, which was renewed in February 2022 and expires in February 2023 (the “Line of Credit”). The terms of the loan are Wall Street Journal Prime Rate plus 0.75%. The Company had a $2.5 million outstanding balance as of December 31, 2021 but no outstanding balance as of September 30, 2022. Due to its reported loss during the nine-month period ended September 30, 2022, the Company was in noncompliance with a debt covenant under the Line of Credit pertaining to a minimum 12 month rolling net income. The Company is in the process of getting a waiver of the debt covenant and has already received verbal approval of a waiver as of November 18, 2022. As stated, the Company has no outstanding balance under the Line of Credit.
Effects of Inflation
Interest rates are affected by inflation, but the timing and magnitude of changes in rates may not coincide with changes in the consumer price index. Management actively monitors interest rate sensitivity in order to minimize the effects of inflationary trends on operations. Other areas of non-interest expense may be more directly affected by inflation as several of our material contracts such as leases and our data processing contract have price increase limits tied to the consumer price index. Since IFH’s assets and liabilities are primarily monetary in nature, their performance is more affected by changes in interest rates than by inflation. Interest rates generally increase as the rate of inflation increases, but the magnitude of the changes in rates may not necessarily be the same.
While the effect of inflation on a financial institution is normally not as significant as is its influence on those businesses which have large investments in plant and inventories, it does have an effect. During periods of high inflation, there are normally corresponding increases in the money supply, and financial institutions will normally experience above average growth in assets, primarily through increased lending activity.
Commitments and Contingencies
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated.
The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. There is no allowance for loan losses on unfunded commitments.
The contractual amounts of financial instruments with off-balance-sheet risk were as follows as of the dates indicated:
	September 30, 2022	December 31,
(in thousands)		2021	2020
Commitments to make loans and unused lines of credit	$53,139	$18,231	$15,555
In the course of ordinary business, the Company is, from time to time, named a party to legal actions and proceedings, primarily related to collection of loans and foreclosed assets. In accordance with generally accepted accounting principles, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. As of September 30, 2022, there was a reserve for litigation of $10.0 million related to the previously mentioned RESPA Litigation. There was no such reserve as of December 31, 2021. See “Information about the Companies—IFH—Legal Proceedings” beginning on page 64 for additional discussion on IFH’s material legal proceedings..
Quantitative and Qualitative Disclosures about Market Risk
Management and the board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit this exposure. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, and reinvestment/replacement of asset and liability cash flows.
The principal objective of the Company's asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing earnings and preserving adequate levels of liquidity and capital. The asset and liability management function is under the guidance of the Board of Directors Asset/Liability Committee (“Board ALCO”). Board ALCO reviews modeling performed by a third party of the impact on net interest income and economic value of equity of rate changes in various scenarios as well as the impact of strategies put into place to mitigate interest rate risk. Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.
The Company also analyzes the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer-term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to its future earnings and is used in conjunction with the analyses on net interest income.
IFH’s interest rate risk model indicated that the Company was asset sensitive in terms of interest rate sensitivity at July 31, 2022. The table below illustrates the impact in year one of an immediate and sustained 100 and 200 basis point increase and decrease in interest rates on net interest income based on the interest rate risk model at July 31, 2022, January 31, 2022, and July 31, 2021:
Hypothetical shift in interest rates (in bps)	Estimated Resulting Theoretical Net Interest Income
	July 31, 2022		January 31, 2022		July 31, 2021
	Amount	% Change	Amount	% Change	Amount	% Change
(dollars in thousands)
200	$17,764	15.40%	$14,859	23.80%	$13,131	23.09%
100	16,541	7.45%	13,395	11.60%	11,988	12.37%
0	15,394	0.00%	12,003	0.00%	10,668	0.00%
(100)	14,253	-7.41%	11,159	-7.03%	9,928	-6.94%
(200)	13,551	-11.97%	10,175	-15.23%	9,568	-10.32%
Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than our projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

THE MERGER
This section of the joint proxy statement/prospectus describes material aspects of the merger. This summary may not contain all of the information that is important to you. You should carefully read this entire joint proxy statement/prospectus and the other documents we refer you to for a more complete understanding of the merger. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” beginning on page 159.
Terms of the Merger
Each of MVB’s and IFH’s respective board of directors has approved the merger agreement. The merger agreement provides that, pursuant to the terms and subject to the conditions set forth in the merger agreement, MVB and IFH will merge, with MVB as the surviving corporation, which is referred to as the merger. Following the merger, MVB Bank and West Town Bank will merge, with MVB Bank as the surviving bank, which is referred to as the bank merger.
Each share of IFH common stock issued and outstanding immediately prior to the effective time, except for shares of IFH common stock owned by IFH as treasury stock or owned by IFH or MVB or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and except for shares for which appraisal rights have been exercised, will be converted into the right to receive 1.21 shares of MVB common stock. IFH shareholders who would otherwise be entitled to a fraction of a share of MVB common stock in the merger will instead receive an amount in cash (rounded to the nearest cent) determined by multiplying the average of the daily closing-sale price per share of MVB common stock on NASDAQ, as reported by THE WALL STREET JOURNAL, for the consecutive period of five (5) full trading days ending on the day preceding the closing date by the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of MVB common stock that such shareholder would otherwise be entitled to receive.
If IFH provides notice of its intention to terminate the merger agreement as a result of certain changes in the trading price of MVB common stock relative to MVB’s historic price and the price of the NASDAQ Bank Index, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash).
MVB shareholders are being asked to approve the MVB merger proposal and IFH shareholders are being asked to approve the IFH merger proposal. See the section entitled “The Merger Agreement” beginning on page 122 for additional and more detailed information regarding the legal documents that govern the merger, including information about the conditions to the completion of the merger and the provisions for terminating or amending the merger agreement.
Background of the Merger
As part of the ongoing oversight and management of their respective companies, each of MVB’s and IFH’s board of directors (which we refer to in this section as the “MVB board” and the “IFH board,” respectively) and MVB’s and IFH’s senior management regularly review and assess their respective business strategies and objectives, including assessments of potentially available strategic growth and strategic combination opportunities. For each company, these reviews have included periodic discussions with respect to strategic alternatives, including potential business combinations, acquisitions, dispositions, and strategic investments. As part of its strategy, from time to time, each of MVB and IFH has acquired other financial institutions and nonbank companies, as well as specific assets of other financial institutions, to achieve their respective strategic goals.
The MVB board, as well as members of MVB’s senior management, regularly meet with representatives of various financial advisory firms experienced in the financial services industry to discuss, among other things, market conditions, industry trends, MVB’s performance, potential strategic combinations and other opportunities. Moreover, from time to time, Larry F. Mazza, Chief Executive Officer of MVB, and Donald T. Robinson, President of MVB, have engaged in discussions with executive officers of other financial services companies, including with respect to potential strategic combinations and sale opportunities that may be available to enhance value for MVB and its shareholders.

As part of its strategic plan, MVB has identified government guaranteed lending, specifically Small Business Administration (“SBA”) lending, as one of its key growth vehicles. Throughout 2022, management met with investment banking partners with a focus on identifying both bank and non-bank partners with expertise in governmental lending, including SBA and United States Department of Agriculture (“USDA”) lending, that could enhance the government guaranteed lending growth vehicle.
MVB also routinely receives assistance from Stephens, Inc. (“Stephens”) and Squire Patton Boggs (US) LLP (“Squire Patton Boggs”) in connection with preliminary discussions and MVB’s consideration of the financial, legal and regulatory implications of potential business combinations and similar transactions. MVB engaged Stephens as its financial advisor and Squire Patton Boggs as its outside legal counsel, in connection with a potential transaction involving MVB and IFH.
Similarly, throughout its history, IFH has had informal discussions from time-to-time with other financial institutions regarding potential strategic transactions and would periodically have dialogue with, and receive presentations from, financial advisory firms to inform IFH’s strategic initiatives. Over the last several years, IFH has completed a number of strategic transactions, as it sought to increase shareholder value through acquisition, investment and divestiture activities. For example, in February 2017, it acquired a 43.5% ownership interest in Windsor Advantage, LLC (“Windsor Advantage”), a loan service provider specializing in packaging, servicing and liquidating government guaranteed loans. IFH ultimately purchased 100% control of Windsor Advantage in April 2018 and retains Windsor Advantage as a wholly owned subsidiary today. Additionally, on August 31, 2017, IFH acquired Sound Banking Company, Morehead City, North Carolina, and became a multi-bank holding company. IFH subsequently divested itself of its controlling interest in Sound Banking Company in May 2019, but retains a less than 10% ownership in the institution, which was renamed Dogwood State Bank.
More recently, as Paycheck Protection Program (“PPP”) activity subsided and the financial markets recovered from their 2020 declines, the IFH board and management engaged in thorough strategic planning activities during the latter half of 2021. These board meetings and related discussions involved IFH management’s presentation of a three-year strategic transformation and business plan update, which included a scenario where IFH would hold on-balance sheet a larger percentage of its government-guaranteed loans originated. The goal of this approach would be to increase its balance sheet size and produce a more predictable source of recurring interest income. The IFH board and management saw advantages to the larger asset size, including with respect to the higher trading multiples at which stocks of larger institution have historically been valued, but also understood it could come at a cost of reduced profitability and return on equity in the near term and would likely necessitate additional capital to support the larger asset size.
During the Fall 2021 time period, IFH management also continued to actively participate in industry events, such as the U.S. Bank Investor conference sponsored by Raymond James & Associates, Inc. (“Raymond James”). IFH management would, from time-to-time, have discussions with financial advisory firms active in the financial services space to understand the changing merger-and-acquisition landscape and gain insight on how financial institutions were being valued in the post-pandemic markets, particularly given the rise in valuations for non-bank fintech providers. In October 2021, IFH President and Chief Executive Officer, Eric J. Bergevin, was introduced to the principals of a private, non-bank company focused on SBA lending and related technology solutions, which we refer to as Fintech A. IFH’s subsidiary, Windsor Advantage, was familiar with Fintech A due to both entities’ involvement in SBA lending and some common customers, which led to the introduction. Shortly after the introduction, IFH and Fintech A began preliminary discussions on the merits of a potential business combination transaction. At an IFH board meeting held on December 15, 2021, Mr. Bergevin updated the IFH board on the preliminary discussions with Fintech A. Subsequently, on December 16, 2021, IFH engaged a financial advisor to assist it in the evaluation of a potential business combination with Fintech A. Over the next two months, IFH, with the assistance of Raymond James, engaged in diligence and prospective modeling of a potential business combination with Fintech A to determine if such a combination could enhance shareholder value. The potential transaction was being modeled as an all-stock transaction, with Fintech A becoming part of IFH. Mr. Bergevin kept the IFH board updated on the status of preliminary modeling with Fintech A at subsequent IFH board meetings held in January and February 2022.
While IFH was continuing to evaluate a potential business combination with Fintech A, on March 3, 2022, Mr. Bergevin first met with Mr. Robinson in Raleigh, North Carolina following an introduction made by representatives of Raymond James. Mr. Robinson and Mr. Bergevin spent time discussing the background of their respective organizations and the strategic plans and growth opportunities of each entity. Each of the parties came away from the meeting with the belief that their respective organizations shared many of the same philosophies and strategies.
During March of 2022, it became apparent that IFH and Fintech A were too far apart on their respective perceived valuations of Fintech A to merit any continuing discussions. In its financial diligence, IFH management could not find support for the projections and modeling being put forth by the representatives of Fintech A, which created significant doubt for IFH management regarding the proposed valuation of Fintech A. At the IFH board meeting held on March 17, 2022, IFH management presented a non-binding letter of intent that Fintech A had prepared, which IFH management recommended be rejected based on the valuation Fintech A had assigned to itself in the letter of intent. After discussion of the perceived merits of any further discussions with Fintech A, the IFH board determined not to counter any proposed terms with Fintech A and no further material discussions were had between IFH and Fintech A.
In the afternoon of March 3, 2022, shortly after his meeting with Mr. Bergevin, Mr. Robinson informed Raymond James of MVB’s desire to continue conversations regarding a possible business combination with IFH given the alignment of the respective organizations’ business models.
IFH subsequently engaged its outside legal counsel, Wyrick Robbins Yates & Ponton LLP (“Wyrick”), to assist in the review of a mutual nondisclosure agreement with MVB and to more generally advise IFH in connection with these preliminary discussions and its consideration of a possible business combination. On March 17, 2022, MVB and IFH executed a mutual nondisclosure agreement to facilitate the sharing of information among the parties and further discussions regarding a possible business combination.
On March 22, 2022, an in-person meeting in Raleigh, NC was held between management team members of IFH, representatives of Raymond James, and management team members of MVB. In attendance for MVB at the meeting were Mr. Robinson and Mr. Mazza, while attending for IFH were Mr. Bergevin, Mr. Michael Breckheimer (EVP/Chief Strategy Officer), and Mr. A. Riddick Skinner (EVP/Government Guaranteed Lending). The primary focus of this meeting was for each group to continue to deepen their understanding of each other’s respective organization. The group discussed IFH’s strategic plan for its USDA lending platform and its SBA lending team. Similarly, the group also discussed MVB’s core values and business strategies, as outlined by Mr. Mazza. Both MVB and IFH acknowledged the potential synergies between the organizations and the benefits of sharing more information. Following the meeting, a virtual data room was opened on March 23, 2022, to facilitate the sharing of non-public information between MVB and IFH. After this meeting, MVB reached out to Stephens to inquire about formally retaining its investment banking services in connection with a potential combination with IFH.
In late March of 2022, Mr. Robinson met with another financial institution and one non-bank entity, each in the government guaranteed lending space. Additionally, MVB reviewed materials related to another financial institution that was involved in government guaranteed lending, which was subsequently sold in an auction process. Ultimately, MVB determined that none of these three organizations had a strong enough strategic alignment with MVB and, therefore, MVB elected not to pursue any of these opportunities past the initial discussion phases.
On April 2, 2022, Mr. Robinson, Mr. Mazza and Mr. Brad Greathouse, MVB’s Chief Administration Officer, met with Mr. Bergevin, Mr. Skinner, Mr. Breckheimer and Melissa Marsal, IFH’s Executive Vice President and Chief Operating Officer, to review a potentially combined organization and the combined organization’s lending structure, impact to funding and growth opportunities. Additionally, Ms. Marsal provided an overview of IFH’s cannabis and hemp lines of business with MVB indicating that it would continue to analyze such lines of business. The respective management teams further discussed synergies and IT systems. Steven E. Crouse, Chief Financial Officer of IFH, joined this meeting via telephone.
IFH signed an engagement letter with Raymond James on April 8, 2022, to serve as its exclusive financial advisor with respect to a potential business combination with MVB.

From April 11, 2022 through April, 12, 2022, Mr. Robinson, Mr. Mazza and Mr. Jamie Nalls, MVB’s President of CoRe Banking, met offsite with Mr. Bergevin and Mr. Breckheimer to review IFH’s government guaranteed lending business structure and the operations of Windsor Advantage. The group also discussed the cultural fit of their respective organizations and further discussed respective business and integration strategies.
On April 28, 2022, at a meeting of IFH’s board of directors, representatives of Raymond James presented to the IFH board, providing a general update on financial institution stocks, recent merger-and-acquisition activity and industry valuations, and providing an overview of MVB’s organization. IFH management, its board of directors, and the Raymond James representatives engaged in a thorough discussion of the materials presented, including the prospective merits of a transaction with MVB with respect to long-term shareholder value, likely transaction structure, and anticipated impact on employees in such a transaction. Following the meeting, dialogue continued between MVB and IFH’s management and its financial advisor regarding prospective terms of a potential transaction.
Later in the day on April 28, 2022, Mr. Robinson and Mr. Bergevin met to discuss the structure of a potential transaction. Mr. Robinson and Mr. Bergevin also discussed and reviewed their respective financial models related to a potential transaction, without agreeing to any definitive transaction terms
Throughout April 2022, representatives of MVB conducted preliminary diligence related to IFH, including its legal, operations, information technology and credit review. During this period MVB also performed an interest rate analysis on IFH’s loan and deposit portfolio.
On May 2, 2022, the five-member executive committee of IFH’s board of directors held a special meeting to discuss the prospective terms of a proposed transaction with MVB. Mr. Bergevin and the representatives of Raymond James discussed conversations had to date with MVB’s management team and its financial advisor, Stephens. They outlined MVB’s interest in IFH’s government guaranteed lending platform and management team, that an all-stock transaction was being contemplated, and that preliminary discussions on pricing had occurred. It was noted for the executive committee that additional modeling was being done by the parties, but it was likely that a letter of intent would be forthcoming from MVB, which would contain a proposed exchange ratio. IFH’s executive committee authorized the continued pursuit of the proposed strategic combination.
Also on May 2, 2022, the MVB board, along with senior management, met in Middleburg, Virginia for an off-site meeting and retreat. Representatives of Stephens were also present. At the meeting, Mr. Robinson, along with representatives from Stephens, provided an overview to the MVB board of IFH’s operations and the potential for a transaction with IFH. Mr. Robinson and other senior management executives of MVB described diligence conducted up to that point and informed the MVB board that IFH was inviting the submission of a preliminary indication of interest and the commencement of more fulsome due diligence. Representatives from Stephens also provided the MVB board with a financial analysis of IFH and an analysis of the financial impacts of a potential combination with IFH. The MVB board discussed its desire to increase its SBA lending presence and how a transaction with IFH could help facilitate that goal. The MVB board also discussed the pending RESPA litigation facing IFH and the desire to settle such litigation before closing any transaction. At the conclusion of the meeting, the MVB board directed management to continue to pursue a potential transaction with IFH provided that the RESPA litigation was settled.
On May 11, 2022, MVB submitted a letter of intent to the IFH board (the “May LOI”). The May LOI provided for the merger of IFH with and into MVB with the merger consideration consisting of 100% stock at a fixed exchange ratio of 1.18 shares of MVB common stock to 1.0 shares of IFH common stock. Pursuant to the terms of the May LOI, options to purchase IFH common stock were to be exchanged for economically equivalent options of MVB, with the same terms and conditions as applied to such IFH options immediately prior to the effective time of the merger. At the time of the May LOI and based upon a 52-week volume weighted average stock price of MVB, the implied purchase price was $49.08 per share of IFH common stock, representing a total transaction value of approximately $115 million. The May LOI also contemplated each of Messrs. Bergevin, Skinner and Breckheimer would be offered management roles with MVB.
A special meeting of the executive committee of the IFH board was held on May 16, 2022, to discuss the terms of the May LOI received from MVB. At the meeting, Raymond James presented an overview of proposed pricing in the letter of intent, how it compared to similar transactions, and additional information regarding

MVB’s recent stock performance. Following discussions among the executive committee, IFH management, and Raymond James, including the possibility of requesting from MVB potential downward price-protections, the executive committee authorized taking the May LOI to the full IFH board for approval.
On May 19, 2022, the IFH board met to consider the May LOI received from MVB and received additional information from Raymond James on MVB and the proposed pricing for the transaction. The IFH board engaged in a thorough discussion of the terms being proposed and the potential effect on shareholder value, including declines in bank stocks generally during 2022, recent comparative performance of MVB’s stock, considerations regarding staying independent versus the proposed combination, likely transaction timing and additional steps, among other considerations. After receiving additional feedback from IFH management and Raymond James, the IFH board authorized execution of the May LOI, pursuit of more in-depth due diligence, and continued dialogue with MVB on the prospective strategic combination. IFH countersigned the May LOI on May 19, 2022.
Over the next few weeks, IFH and MVB and their respective financial and legal advisors engaged in more in-depth due diligence on the prospective strategic combination. On-site diligence meetings were held in Raleigh, North Carolina on June 14-15, 2022, with members of management and members from the operations, risk, and credit departments of each of IFH and MVB, as well as representatives from Stephens and Raymond James, participating.
On June 14, 2022, the finance committee of the MVB board met in a regular meeting. Mr. Robinson provided the committee with an update on the potential transaction with IFH. In particular, Mr. Robinson informed the committee that management was working through diligence and informed the committee that there were not yet any significant findings (other than the previously discussed RESPA litigation). Mr. Robinson also updated the committee on the meetings MVB management had with the IFH management in North Carolina. There was also an in-depth discussion regarding market conditions and pricing of the potential transaction. In particular, Mr. Robinson discussed that the transaction with IFH was structured as an all-stock transaction and that the market value of MVB’s stock price had declined and that instability in the market could lead to transaction risk. The committee also formally approved the Stephens engagement letter.
Messrs. Mazza and Robinson of MVB were invited to join a meeting of IFH’s board of directors held on June 16, 2022, where they were introduced to the full IFH board, provided additional detail on MVB, and expressed their enthusiasm regarding the proposed transaction being considered by their respective organizations. Following the presentation and the departure of Messrs. Mazza and Robinson from the meeting, the IFH board continued discussions with regard to the proposed transaction, and it was determined to seek an increase in the proposed exchange ratio in the merger, in light of the declines in MVB’s stock price since initial discussions with MVB had begun.
On June 20, 2022, in response to updates to the financial modeling and the fact that declines in the market price of MVB common stock had caused the implied purchase price to decrease and in response to the request of the IFH board to increase the exchange ratio, the MVB board held a special meeting to discuss a potential change to the May LOI. To partially offset the decline in stock price, the MVB board approved an increase in the exchange ratio from 1.18 shares of MVB common stock for each share of IFH common stock to an exchange ratio of 1.21 shares of MVB common stock for each share of IFH common stock.
On July 1, 2022, MVB submitted an addendum to the May LOI (the “LOI Addendum”) providing for an exchange ratio of 1.21 shares of MVB common stock for each share of IFH common stock. The LOI Addendum did not change the 100% stock consideration structure or the treatment of IFH equity awards. At the time of the LOI Addendum and based upon a 52-week volume weighted average stock price of MVB, the implied purchase price was $48.51 per share of IFH common stock, representing a total transaction value of approximately $114.1 million.
The IFH board held a special meeting on July 5, 2022, to consider the LOI Addendum and the increased exchange ratio. Following discussions with IFH management and after receiving a presentation from Raymond James detailing certain updated pricing and valuation information, the IFH board authorized execution of the LOI Addendum, which was signed and delivered to MVB that same day.
On July 18, 2022, representatives of Squire Patton Boggs sent an initial draft of the merger agreement to representatives of Wyrick. Thereafter, representatives of Squire Patton Boggs and Wyrick negotiated and revised the merger agreement, reflecting discussions between the parties.

On July 19, 2022, the MVB board held a regularly scheduled board meeting. At this meeting, Mr. Mazza provided the MVB board with an update on the potential transaction with IFH. Mr. Mazza informed the board that the first draft of the merger agreement had been circulated. The MVB board also discussed the pending RESPA lawsuit and Mr. Robinson informed the board that, pursuant to the draft merger agreement, such lawsuit would need to be settled as a condition to closing the transaction.
On July 21, 2022, IFH held a special meeting of its board of directors, with members of Raymond James participating, to specifically discuss the decline in the market prices of bank stocks generally over the last few months, and the decline in the market price of MVB’s stock since the initial proposed terms of the merger were considered. Following a presentation by Raymond James regarding potential downward price protection mechanisms, including a double-trigger termination concept, the IFH board directed IFH management to seek a price protection mechanism in the merger agreement.
Later that day on July 21, 2022, Mr. Robinson and Mr. Bergevin met telephonically to discuss pricing of the potential transaction. Each of a price floor mechanism whereby a minimum number of MVB shares would have to be issued in the potential combination and a double trigger termination right exercisable by IFH upon a specified decline in the market price of MVB common stock as compared to both its own historic price and a predetermined market index were discussed. Mr. Robinson informed Mr. Bergevin that MVB would not agree to a price floor. At approximately the same time, representatives of Stephens and Raymond James were having similar conversations and collectively reviewing similar terms from comparable transactions.
On July 28, 2022, IFH held a regularly scheduled meeting of its board of directors. At the invitation of management, Wyrick was invited to attend so it could review with the IFH board its fiduciary duties and provide additional context to those duties in connection with the exploration of strategic opportunities such as the proposed merger with MVB. The IFH board instructed IFH management to provide the board with additional modeling and projections so that it could have the most up-to-date information regarding IFH’s projected standalone performance versus the potential shareholder value that could be created in a strategic partnership with MVB.
On July 29, 2022, Wyrick, on behalf of IFH, sent a revised draft of the merger agreement to Squire Patton Boggs reflecting IFH’s initial comments and requested modifications to the merger agreement, including the addition of a qualified termination right of IFH if MVB’s stock was to underperform each of the NASDAQ Bank Index and MVB’s own historical stock price in the twenty trading days prior to announcement of the merger by more than 15% following signing of a definitive agreement. The revised draft of the merger agreement also contained a termination fee amount of $3.25 million, which was a reduction from the termination fee of $4.5 million included in the initial draft of the merger agreement provided by Squire Patton Boggs. Throughout the following two weeks, IFH, MVB, and their respective financial and legal advisors continued confirmatory due diligence, the discussion of certain terms of the merger agreement, and exchanged drafts of the proposed definitive agreement.
On July 31, 2022, Mr. Greathouse provided the chairman of the human resources and compensation committee of the MVB board with the terms of the contracts to be provided to IFH management.
On August 3, 2022, representatives of Squire Patton Boggs provided representatives of Wyrick with a revised draft of the merger agreement which, among other things, increased the threshold for the double-trigger termination right to a 20% reduction in stock price (as compared to historical price and the NASDAQ Bank Index) and reverted to a termination fee of $4.5 million.
On August 5, 2022, members of MVB’s management, along with MVB’s financial advisor and legal counsel, participated in a due diligence call with IFH management and its financial advisor and legal counsel to address any remaining informational items needed in connection with IFH’s due diligence investigation of MVB.
Also on August 5, 2022, representatives of Wyrick provided representatives of Squire Patton Boggs with a revised draft of the merger agreement which, among other things, reduced the threshold for the double-trigger termination right to a 17.5% reduction in stock price and decreased the termination fee to $3.75 million.
On the morning of August 8, 2022, a special meeting of the IFH board was held at which the proposed merger agreement and merger transaction with MVB was discussed in detail. It was made clear at the outset of the meeting that the IFH board would not be voting to approve any transaction at this meeting. The purpose of the meeting was to provide the IFH board with an opportunity to review, consider, and discuss the proposed merger agreement, the proposed resolutions it would consider if it determined to proceed with a strategic combination with MVB, and the most recent modeling provided by IFH management regarding the projected shareholder value that could be created on a standalone basis versus a strategic combination with MVB. Also in attendance at the IFH meeting were representatives of Wyrick and Raymond James, as well as Mr. Crouse. Mr. Bergevin reviewed the most recent financial modeling that IFH management had provided to the IFH board and addressed any questions from the IFH board. Wyrick reviewed in detail with the board the proposed merger agreement with MVB, including the price protection mechanism that had been added to the agreement, ongoing negotiations regarding the termination fee and termination provisions, the closing conditions set forth in the merger agreement, representations, warranties and covenants, exclusivity provisions, and relevant terms impacting employees. Wyrick also reviewed the form of proposed board resolutions that were previously distributed in order to better familiarize the IFH board with their content, and closed by discussing the voting agreements that MVB was seeking from the IFH board members and certain executive officers. Following a discussion of the materials summarized and an update on expected timeline, the meeting was adjourned with an intent to convene another meeting a few days later, once the final outstanding issues on the terms of the merger agreement had been resolved. Over the next two days, IFH and MVB exchanged updated drafts of the proposed definitive agreement, and MVB worked to finalize the terms of proposed employment agreements, which would be effective at closing of the prospective merger, between MVB Bank and Messrs. Bergevin, Breckheimer and Skinner, respectively.
Later in the day on August 8, 2022, representatives of Squire Patton Boggs provided representatives of Wyrick with a revised draft of the merger agreement which, among other things, agreed to the 17.5% threshold for the double-trigger termination right and provided that the termination fee would be set equal to 4% of the transaction value, as determined at signing.
On August 9, 2022, the human resources and compensation committee of the MVB board held a special meeting to review and discuss the proposed employment agreements for Messrs. Bergevin, Breckheimer and Skinner. After discussion, the committee agreed to recommend each of the employment agreements for approval by the MVB board.
In the afternoon of August 10, 2022, the MVB board held a special meeting at which representatives of MVB management were present to evaluate and consider the proposed merger of MVB and IFH. Representatives of Squire Patton Boggs and Stephens were also in attendance at the meeting to discuss the legal and financial aspects of the potential transaction. At the meeting, representatives of Squire Patton Boggs provided a presentation regarding the directors’ fiduciary duties in connection with the proposed transaction. MVB management updated the MVB board on the status of the current proposed terms of the merger, as discussed between the parties, as well as an overview of the strategic and financial rationale of the proposed transaction. MVB management, with the assistance of Squire Patton Boggs, then reviewed with the MVB board the terms of the draft merger agreement, as well as the terms of the employment agreements with Messrs. Bergevin, Breckheimer and Skinner that were anticipated to be entered into in connection with the transaction. MVB management and representatives of Squire Patton Boggs discussed the mutual due diligence process conducted, including relevant diligence findings. Also at the meeting, representatives of Stephens reviewed with the MVB board certain financial aspects of the potential transaction, including preliminary financial analyses performed by Stephens as well as a review of the potential pro forma financial and operating impacts of the proposed transaction. Representatives of Squire Patton Boggs also provided an overview of draft resolutions that the MVB board would consider in a subsequent meeting.
Following the close of the markets on August 10, 2022, IFH convened another special meeting of its board of directors to consider the proposed merger with MVB. Representatives of Raymond James and Wyrick joined the meeting, along with Mr. Crouse. At the meeting, Raymond James presented a fairness opinion presentation to the IFH board regarding the proposed transaction with MVB. Raymond James provided a summary of the transaction, including its structure, the merger consideration, the pro forma ownership of the combined organization based on the 1.21 exchange ratio, among other items. Raymond James then reviewed with the IFH board its valuation analysis, including a discounted cash flow analysis and a selected company and transaction analysis. Following a question-and-answer session, Raymond James indicated that it was prepared to deliver its written opinion to the IFH board that the exchange ratio in the merger was fair from a financial point of view, to the holders of IFH’s common stock. For more information, see the section entitled “The Merger—Opinion of IFH’s Financial Advisor” and Annex D. Raymond James then delivered its written opinion dated August 10,

2022, upon the IFH board’s request. Wyrick then reviewed with the IFH board the material changes to the merger agreement since the last board meeting two days prior. After receipt of the Raymond James fairness opinion and further discussion of the advantages and any disadvantages to the proposed transaction with MVB (see “The Merger—IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors” for additional discussion of the factors considered by the IFH board), the IFH board concluded that the proposed merger was in the best interests of shareholders and unanimously voted to adopt the merger agreement, approve the merger, and authorize IFH management to finalize and execute a definitive merger agreement with MVB.
In the afternoon of August 11, 2022, the MVB board held a special meeting to consider the negotiated terms of the proposed merger between MVB and IFH and entry into the merger agreement by MVB. Representatives of Squire Patton Boggs and Stephens were also in attendance at the meeting. At the meeting, MVB management and Squire Patton Boggs provided an update on the potential transaction and the material changes to the merger agreement since the last board meeting, including the final termination fee of $3.9 million. At the meeting, Stephens reviewed the financial aspects of the proposed merger and presented a fairness opinion presentation to the MVB board regarding the proposed transaction with IFH. Stephens then rendered a verbal opinion, confirmed in writing on the same day, to the MVB board to the effect that, as of such date and subject to the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by Stephens as set forth in such opinion, the merger consideration given by MVB in the proposed merger was fair, from a financial point of view, to MVB. For more information, see the section entitled “The Merger—Opinion of MVB’s Financial Advisor” and Annex C. At the conclusion of the meeting, after careful review and discussion by the MVB board, including consideration of the factors described below under “The Merger— MVB’s Reasons for the Merger; Recommendation of MVB’s Board of Directors,” the MVB board unanimously determined that the merger agreement, the merger and the transactions contemplated by the merger agreement were advisable and in the best interests of MVB and its shareholders and unanimously adopted and approved the merger agreement, the merger and the other transactions contemplated thereby and the entry into the merger agreement by MVB.
IFH and MVB executed the merger agreement on the morning of August 12, 2022, and, before the financial markets opened that day, a press release was issued publicly announcing the execution of the merger agreement and the terms of the merger.
MVB’s Reasons for the Merger; Recommendation of MVB’s Board of Directors
After careful consideration, the MVB board of directors, at a special meeting held on August 12, 2022, unanimously (i) determined that the merger agreement, including the exchange ratio, are in the best interests of MVB and its shareholders and (ii) adopted and approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger and the issuance of shares of MVB common stock as merger consideration.
In reaching this decision, the MVB board of directors evaluated the merger agreement, the merger and the other matters contemplated by the merger agreement in consultation with MVB’s senior management, as well as with MVB’s legal and financial advisors, and considered a number of factors, including the following principal factors:
•	each of MVB’s and IFH’s business, operations, financial condition, asset quality, earnings, markets and prospects;
•	the strategic rationale for the merger, including facilitating the expansion of MVB’s government guaranteed lending business, including SBA and USDA originations and servicing;
•
the current and prospective environment in the financial services industry, including economic conditions and the interest rate and regulatory environments, the accelerating pace of technological change in the financial services industry, operating costs resulting from regulatory and compliance mandates, scale and marketing expenses, increasing competition from both banks and non-bank financial and financial technology firms, current financial market conditions, current employment market conditions and the likely effects of these factors on MVB’s potential growth, development, productivity and strategic options both with and without the merger;

•	the compatibility of MVB’s and IFH’s cultures and philosophies;
•	the complementary nature of the products, customers and markets of the two (2) companies, which MVB believes should provide the opportunity to mitigate risks and increase potential returns;

•
the benefits and opportunities IFH will bring to MVB, including enhanced scale and product offerings, which should improve the ability of the combined company to attract and retain talent and customers;

•
the anticipated pro forma financial impact of the merger on MVB, including potential tangible book value accretion, as well as positive impact on earnings, return on equity, asset quality, liquidity and regulatory capital levels;

•	the expectation of cost synergies resulting from the merger, which will enable, among other things, increased spending on technology;
•
the expectation that the merger will offer potentially significant revenue synergies across business lines and the fact that such revenue synergies were identified but not included in the financial analysis;

•
its review and discussions with MVB’s senior management concerning MVB’s due diligence examination of, among other areas, the operations, financial condition and regulatory compliance programs and prospects of IFH;

•	its understanding that MVB’s shareholders would own approximately eighty two percent (82%) of the combined company’s common stock;
•
the fact that the exchange ratio is fixed, with no adjustment in the merger consideration to be received by IFH shareholders as a result of possible increases or decreases in the trading price of IFH or MVB stock following the announcement of the merger, which the MVB board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
the opinion, dated August 12, 2022, of Stephens to MVB’s board of directors as to the fairness, from a financial point of view and as of the date of the opinion, to MVB of the consideration to be given by MVB in the proposed merger, as more fully described below under “The Merger—Opinion of Old MVB’s Advisor”;

•	its review with MVB’s outside legal counsel of the material terms of the merger agreement, including the representations, warranties, covenants, deal protection and termination provisions;
•	its expectation that the required regulatory approvals could be obtained in a timely fashion;
•	the fact that MVB’s shareholders will have the opportunity to vote to approve the merger agreement;
•	the fact that the directors of the combined company would be the current members of the MVB board of directors;
•	the fact that the current executive officers of MVB would continue as executive officers of the combined company;
•
the execution of employment agreements with certain key employees of IFH in connection with the merger, which the MVB board of directors believes is important to enhancing the likelihood that the strategic benefits that MVB expects to achieve as a result of the merger will be realized;

•	the fact that MVB’s current headquarters in Fairmont, West Virginia will remain the headquarters for MVB and MVB Bank; and
•
MVB’s past record of integrating many acquisitions and of realizing expected financial and other benefits of such acquisitions and the strength of MVB’s management and infrastructure to successfully complete the integration process.

The MVB board of directors also considered the potential risks related to the transaction. The board concluded that the anticipated benefits of combining with IFH were likely to outweigh these risks substantially. These potential risks include, among others:
•
the possibility that the anticipated benefits of the transaction will not be realized when expected or at all, including as a result of the impact of, or difficulties arising from, the integration of the two (2) companies or as a result of the strength of the economy, general market conditions and competitive factors in the areas where MVB and IFH operate businesses;

•
the costs to be incurred in connection with the merger and the integration of IFH’s and MVB’s respective businesses and the possibility that the transaction and the integration may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the possibility of encountering difficulties in achieving anticipated cost savings and synergies in the amounts currently estimated or within the time frame currently contemplated;
•	the possibility of encountering difficulties in successfully integrating the businesses, operations and workforces of MVB and IFH;
•	the risk of losing key MVB or IFH employees during the pendency of the merger and following the closing;
•	the possible diversion of management focus and resources from the operation of MVB’s business while working to implement the transaction and integrate the two (2) companies;
•	the reputational risks associated with IFH’s cannabis business;
•	the risks associated with the pending RESPA Litigation;
•
the risk that, because the exchange ratio under the merger agreement would not be adjusted for changes in the market price of MVB common stock or IFH common stock, the value of the shares of MVB common stock to be issued to IFH shareholders upon the completion of the merger could be significantly more than the value of such shares immediately prior to the announcement of the parties’ entry into the merger agreement;

•
the risk that the regulatory and other approvals required in connection with the merger may not be received in a timely manner or at all or may impose conditions that may adversely affect the anticipated operations, synergies and financial results of MVB following the completion of the merger;

•	the potential for legal claims challenging the merger; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements.”
The foregoing discussion of the information, factors and risks considered by the MVB board of directors is not intended to be exhaustive, but includes the material factors and risks considered by the board. In reaching its decision to approve the merger agreement and the transactions contemplated by the merger agreement, the MVB board of directors did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The board considered all these factors as a whole, and overall considered the factors to support its determination.
For the reasons set forth above, the MVB board of directors determined that the merger agreement and the transactions contemplated thereby are in the best interests of MVB and its shareholders.
It should be noted that this explanation of the reasoning of the MVB board of directors and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed in the section entitled “Cautionary Statement Regarding Forward-Looking Statements” on page 23.
For the reasons set forth above, the MVB board of directors unanimously recommends that the holders of MVB common stock vote “FOR” the MVB merger proposal, and “FOR” the other proposals to be considered at the MVB special meeting.
Opinion of MVB’s Financial Advisor
On July 15th, 2022, MVB engaged Stephens to act as financial adviser to MVB in connection with the proposed merger of IFH with and into MVB. As part of its engagement, Stephens was asked to undertake a study of the fairness, from a financial point of view, of the consideration agreed to be given by MVB in connection with the proposed merger. MVB engaged Stephens because, among other factors, Stephens is a nationally recognized investment banking firm with substantial experience in similar transactions. As part of its investment banking business, Stephens is continually engaged in the valuation of financial services businesses and their securities in connection with mergers and acquisitions.

As part of Stephens’ engagement, representatives of Stephens participated in a meeting of MVB’s board of directors held on August 11th, 2022, in which MVB’s board of directors considered and approved the proposed merger. At this meeting, Stephens reviewed the financial aspects of the proposed merger and rendered its oral opinion, which was subsequently confirmed by delivery of a written opinion to MVB’s board of directors dated as of August 11th, 2022, that, as of such date, the consideration agreed to be given by MVB in the proposed merger was fair to MVB from a financial point of view, based upon and subject to the qualifications, assumptions and other matters considered by Stephens in connection with the preparation of its opinion.
The full text of Stephens’ written opinion letter (the “Opinion Letter”) is attached as Annex C to this joint proxy statement/prospectus. The Opinion Letter outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Stephens in rendering its opinion. The summary of the opinion set forth in this document is qualified in its entirety by reference to the full text of such written Opinion Letter. MVB shareholders are urged to read the entire Opinion Letter carefully in connection with their consideration of the proposed merger. The Company did not give any instruction to or impose any limitations on Stephens as it related to the issuance of its opinion.
Stephens’ opinion speaks only as of the date of the opinion, and Stephens has undertaken no obligation to update or revise its opinion. The opinion was directed to MVB’s board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the proposed merger. The opinion only addresses whether the consideration agreed to be given by MVB in the proposed merger was fair, from a financial point of view, to MVB as of the date of the opinion. The opinion does not address the underlying business decision of MVB to engage in the proposed merger or any other term or aspect of the merger agreement or the transactions contemplated thereby. Stephens’ opinion does not constitute a recommendation to MVB’s board of directors or any of MVB’s shareholders as to how such person should vote or otherwise act with respect to the proposed merger or any other matter. MVB and IFH determined the merger consideration through a negotiation process.
In connection with developing its opinion, Stephens:
(i)	reviewed certain publicly available financial statements and reports regarding MVB and IFH;
(ii)	reviewed certain audited financial statements regarding MVB and IFH;
(iii)
reviewed certain internal financial statements, management reports and other financial and operating data concerning MVB and IFH prepared by management of MVB and management of IFH, respectively (see the section entitled “Certain Unaudited Prospective Financial Information” for additional information regarding unaudited prospective financial information of MVB and IFH);

(iv)
reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning MVB and IFH provided by management of MVB and management of IFH, respectively, the effect of the proposed merger on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of MVB;

(v)	reviewed the reported prices and trading activity for the common stock of MVB and IFH;
(vi)	compared the financial performance of MVB and IFH with that of certain other publicly-traded companies and their securities that Stephens deemed relevant to Stephens’ analysis of the proposed merger;
(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that Stephens deemed relevant to Stephens’ analysis of the proposed merger;
(viii)	reviewed the then most recent draft of the merger agreement and related documents provided to Stephens by MVB;
(ix)	discussed with management of MVB and management of IFH the operations of and future business prospects for MVB and IFH and the anticipated financial consequences of the proposed merger to MVB and IFH;
(x)	assisted in MVB’s deliberations regarding the material terms of the proposed merger and MVB’s negotiations with IFH; and

(xi)	performed such other analyses and provided such other services as Stephens deemed appropriate.
Stephens relied on the accuracy and completeness of the information, financial data and financial forecasts provided to Stephens by MVB and IFH and of the other information reviewed by Stephens in connection with the preparation of Stephens’ opinion, and its opinion was based upon such information. Stephens did not independently verify or undertake any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of MVB assured Stephens that it was not aware of any relevant information that had been omitted or remained undisclosed to Stephens. Stephens did not assume any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of MVB or of IFH, and Stephens was not furnished with any such evaluations or appraisals; nor did Stephens evaluate the solvency or fair value of MVB or of IFH under any laws relating to bankruptcy, insolvency or similar matters. Stephens did not assume any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of MVB or IFH. Stephens did not receive or review any individual loan or credit files nor did Stephens make an independent evaluation of the adequacy of the allowance for loan and lease losses of MVB or IFH. Stephens did not make an independent analysis of the effects of the COVID-19 pandemic, the invasion of Ukraine, potential future changes in the inflation rate or other related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of MVB or IFH. With respect to the financial forecasts prepared by management of MVB and management of IFH, including the forecasts of potential cost savings and potential synergies, Stephens assumed that such financial forecasts had been reasonably prepared and reflected the best then currently available estimates and judgments of management of MVB and management of IFH, respectively, as to the future financial performance of MVB and IFH, respectively, and provided a reasonable basis for Stephens’ analysis. Stephens recognized that such financial forecasts were based on numerous variables, assumptions and judgments that were inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and Stephens expressed no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they were based.
Stephens does not provide legal, accounting, regulatory, or tax advice or expertise, and Stephens relied solely, and without independent verification, on the assessments of MVB and its other advisors with respect to such matters. Stephens assumed, with MVB’s consent, that the proposed merger will not result in any materially adverse legal, regulatory, accounting or tax consequences for MVB and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the proposed merger will be resolved favorably to MVB. Stephens did not express any opinion as to any tax or other consequences that might result from the proposed merger.
Stephens’ opinion was necessarily based upon market, economic and other conditions as they existed and could be evaluated on the date of the opinion, and on the information made available to Stephens as of the date of the opinion. Market price data used by Stephens in connection with its opinion was based on reported market closing prices as of August 10, 2022. It should be understood that subsequent developments may affect the opinion and that Stephens did not undertake any obligation to update, revise or reaffirm the opinion or otherwise comment on events occurring after the date of the opinion. Stephens further noted that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, the invasion of Ukraine or potential future changes in inflation rates may or may not have an effect on MVB or IFH, and Stephens did not express an opinion as to the effects of such volatility or such disruption on the proposed merger or any party to the proposed merger. Stephens further expressed no opinion as to the prices at which shares of MVB’s or IFH’s common stock may trade at any time subsequent to the announcement of the proposed merger.
In connection with developing its opinion, Stephens assumed that, in all respects material to its analyses:
(i)	the proposed merger and any related transactions will be consummated on the terms of the latest draft of the merger agreement provided to Stephens, without material waiver or modification;
(ii)	the representations and warranties of each party in the merger agreement and in all related documents and instruments referred to in the merger agreement are true and correct;
(iii)	each party to the merger agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

(iv)	all conditions to the completion of the proposed merger will be satisfied within the time frames contemplated by the merger agreement without any waivers;
(v)
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the proposed merger and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the proposed merger to MVB;

(vi)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of MVB or IFH since the date of the most recent financial statements made available to Stephens, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact MVB or IFH; and

(vii)	the proposed merger will be consummated in a manner that complies with applicable law and regulations.
Stephens’ opinion was limited to whether the consideration agreed to be given by MVB in the proposed merger was fair to MVB from a financial point of view as of the date of the opinion. Stephens was not asked to, and did not, offer any opinion as to the terms of the merger agreement or the form of the proposed merger or any aspect of the proposed merger, other than the fairness, from a financial point of view, of the consideration agreed to be given in the proposed merger by MVB. The opinion did not address the merits of the underlying decision by MVB to engage in the proposed merger, the merits of the proposed merger as compared to other alternatives potentially available to MVB or the relative effects of any alternative transaction in which MVB might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the proposed merger, including with respect to how to vote or act with respect to the proposed merger. Moreover, Stephens did not express any opinion as to the fairness of the amount or nature of the compensation to any of MVB’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of MVB or otherwise.
The following is a summary of the material financial analyses performed and material factors considered by Stephens in connection with developing its opinion. Stephens performed certain procedures, including each of the financial analyses described below, and reviewed with MVB’s executive management and board of directors the assumptions upon which the analyses were based, as well as other factors. Although this summary does not purport to describe all of the analyses performed or factors considered by Stephens, it does set forth those analyses considered by Stephens to be material in arriving at its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. The order of the summaries of analyses described does not represent the relative importance or weight given to those analyses by Stephens. It should be noted that in arriving at its opinion, Stephens did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Stephens believes that its analysis must be considered as a whole and that considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses summarized below. Accordingly, Stephens’ analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying Stephens’ analyses and opinion.

Summary of Proposed Transaction
Pursuant to the merger agreement and subject to the terms, conditions and limitations set forth therein, and for purposes of its opinion, Stephens understood that, subject to potential adjustments as described in the merger agreement, each outstanding share of IFH’s common stock will be converted into the right to receive 1.21 shares of MVB’s common stock, which, based on MVB’s closing stock price of $34.24 on August 10, 2022, results in the expected consideration to be exchanged by MVB for all of the outstanding common stock, including restricted stock awards and options on the common stock, of IFH having an aggregate value of approximately $97.2 million. Based upon the unaudited financial information of IFH as of and for the twelve months ended June 30th, 2022, and market data as of August 10th, 2022, Stephens calculated the following transaction multiples:
Price / Reported Tangible Book Value:	1.27x
Price / Adjusted Tangible Book Value:(1)	1.41x
Price / Last Twelve Months (“LTM”) Earnings:	10.1x
Price / 2022 Estimated Earnings:(2)	11.2x
Price / 2023 Estimated Earnings:	15.6x
Core Deposit Premium:	9.3%
See the section entitled “Certain Unaudited Prospective Financial Information” for additional information regarding unaudited financial information of MVB and IFH.
Note: The last twelve months net earnings of the acquired company based on the most recent available financial statements prior to announcement. Estimated 2022 and 2023 net earnings based on assumptions provided by MVB’s management and consensus research estimates.
(1)	Calculated using tangible book value per share at June 30th, 2022 adjusted for ($7.4) million of net after-tax expenses related to the estimated litigation settlement
(2)	2022 estimated earnings exclude ($7.4) million of net after-tax expenses related to the estimated litigation settlement
Relevant Public Companies Analysis – IFH
Stephens compared the financial condition, operating statistics and market valuation of IFH to certain public companies selected by Stephens and their respective public trading values. Stephens selected the companies outlined below because their relative asset size and financial performance, among other factors, were reasonably similar to IFH; however, no selected company below was identical or directly comparable to IFH. A complete analysis involves complex considerations and qualitative judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading values of the relevant public companies. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using relevant public company data.
Stephens selected the following eighteen (18) public companies based on the criteria set forth below:
Includes publically-traded(1) U.S. banks and thrifts with between $200 million and $800 million in most recent quarter total assets with last twelve months Core ROAA(2) greater than 1.00%, excluding merger targets and mutuals:
Quaint Oak Bancorp Inc. (QNTO)	First Resource Bancorp (FRSB)
Ledyard Financial Group Inc. (LFGP)	OptimumBank Holdings Inc. (OPHC)
United Bancorp Inc. (UBCP)	First Bancshares Inc. (FBSI)
InsCorp Inc. (IBTN)	High Country Bancorp Inc. (HCBC)
Century Next Financial Corp. (CTUY)	Northeast Indiana Bancorp (NIDB)
Muncy Bank Financial (MYBF)	FinWise Bancorp (FINW)
University Bancorp Inc. (UNIB)	Infinity Bank (INFT)
U & I Financial Corp. (UNIF)	The Farmers Bank Appomattox (FBPA)
SVB & T Corp. (SVBT)	Logansport Financial Corp. (LOGN)
Note:
(1)	Publically-traded banks includes banks traded on NYSE, NYSEAM, NASDAQ, OTCQB, and OTCQX exchanges.
(2)	Core ROAA as defined by S&P Global Market Intelligence.

To perform this analysis, Stephens reviewed publicly available financial information as of and for the last twelve month period ended June 30th, 2022, or the most recently reported period available, and the market trading multiples of the selected public companies based on August 10th, 2022 closing prices. The financial data included in the table presented below may not correspond precisely to the data reported in historical financial statements as a result of the assumptions and methods used by Stephens to compute the financial data presented. The table below contains information reviewed and utilized by Stephens in its analysis:
		Selected Companies
	IFH	25th Percentile	Median	75th Percentile
Total Assets	$435	$424	$498	$616
TCE / TA	17.6%	8.5%	9.6%	10.7%
Loans / Deposits	79.8%	76.3%	92.5%	96.0%
NPA / Assets(1)	1.07%	0.53%	0.31%	0.14%
LTM GAAP ROAA	2.07%	1.10%	1.26%	1.76%
LTM Core ROAA(2)	1.41%	1.11%	1.22%	1.58%
LTM GAAP ROATCE(2)	12.9%	12.1%	12.7%	15.1%
Market Capitalization	$60	$37	$53	$66
Price / Tangible Book Value	0.82x	0.96x	1.08x	1.27x
Price / LTM EPS	6.5x	6.6x	7.9x	8.9x
Price / MRQ EPS	10.6x	6.7x	7.9x	10.3x
Dividend Yield	—	0.3%	1.9%	4.0%
Source: S&P Global Market Intelligence, FactSet.
Note: Dollars in millions. LTM=Last Twelve Months reported. MRQ=Most Recent Quarter reported. Market data as of August 10th, 2022. “—” indicates data not applicable or data not available.
(1)	NPAs / Assets excludes restructured loans from nonperforming assets.
(2)	As defined by S&P Global Market Intelligence.
Relevant Nationwide Bank & Thrift Transactions Analysis – IFH
Stephens reviewed certain publicly available transaction multiples and related financial data for nationwide bank and thrift transactions announced since January 1st, 2021, where (i) the deal value was publicly disclosed, (ii) the target’s assets were between $300 million and $800 million and (iii) the stock consideration was greater than or equal to 50%, excluding any merger of equals (as defined by S&P Global Market Intelligence).
The following twenty-seven (27) transactions were selected by Stephens because each target’s relative asset size, financial performance and operations, among other factors, was reasonably similar to IFH; however, no selected company or transaction below was identical or directly comparable to IFH or the proposed merger:
Acquirer	Target	Announcement Date
Bank First Corporation	Hometown Bancorp Ltd.	7/26/2022
Somerset Savings Bank SLA	Regal Bancorp Inc.	7/25/2022
HomeTrust Bancshares Inc.	Quantum Capital Corp.	7/25/2022
Middlefield Banc Corp.	Liberty Bancshares (Ada OH)	5/26/2022
Cambridge Bancorp	Northmark Bank	5/23/2022
The First Bancshares	Beach Bancorp Inc.	4/26/2022
Bank First Corporation	Denmark Bancshares Inc.	1/19/2022
Civista Bancshares Inc.	Comunibanc Corp.	1/10/2022
Alerus Financial Corp.	MPB BHC Inc.	12/8/2021
InBankshares Corp	Legacy Bank	11/30/2021
Bus. First Bancshares Inc.	Texas Citizens Bancorp Inc.	10/21/2021
Eagle Bancorp Montana Inc.	First Community Bancorp Inc.	10/1/2021
BayCom Corp	Pacific Enterprise Bancorp	9/7/2021
SouthPoint Bancshares Inc.	Merchants Financial Svcs Inc.	8/25/2021

Acquirer	Target	Announcement Date
Seacoast Banking Corp. of FL	Sabal Palm Bancorp Inc.	8/23/2021
First Mid Bancshares	Delta Bancshares Co.	7/29/2021
Finward Bancorp	Royal Financial Inc.	7/29/2021
First Western Financial Inc.	Teton Financial Services Inc.	7/22/2021
Farmers National Banc Corp.	Cortland Bancorp	6/23/2021
United Community Banks Inc.	Aquesta Financial Holdings	5/27/2021
Equity Bancshares Inc.	American State Bancshares Inc.	5/17/2021
Southern California Bancorp	Bank of Santa Clarita	4/27/2021
Colony Bankcorp Inc.	SouthCrest Financial Group Inc.	4/22/2021
SmartFinancial Inc.	Sevier County Bancshares Inc.	4/14/2021
Seacoast Banking Corp. of FL	Legacy Bank of Florida	3/23/2021
Fidelity D & D Bancorp Inc.	Landmark Bancorp Inc.	2/26/2021
BancorpSouth Bank	FNS Bancshares Inc.	1/13/2021
Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:
		Selected Transactions
	IFH	25th Percentile	Median	75th Percentile
Deal Value	$97	$53	$63	$107
Target Total Assets	$435	$421	$534	$674
Target TCE / TA	17.6%	9.3%	10.2%	10.7%
Target NPA / Assets	1.1%	0.8%	0.4%	0.1%
Target LTM ROAA	2.07%	0.67%	0.98%	1.18%
Price / Tangible Book Value	1.27x	1.26x	1.46x	1.58x
Price / LTM Earnings	10.1x	11.9x	15.6x	18.1x
Core Deposit Premium	9.4%	3.2%	4.9%	7.9%
Source: S&P Global Market Intelligence, Company documents.
Note: Dollars in millions. LTM=Last Twelve Months reported. Transaction data as of deal announcement date. Screen as of August 10th, 2022.
Relevant Regional Bank & Thrift Transactions Analysis – IFH
Stephens reviewed certain publicly available transaction multiples and related financial data for bank and thrift transactions announced since January 1st, 2021, where (i) the target was domiciled in the Southeast U.S. (AL, AR, FL, GA, MS, NC, SC, TN, VI, VA, and WV), (ii) the deal value was publicly disclosed, (iii) the target’s assets were between $200 million and $800 million, and excluding any merger of equals (as defined by S&P Global Market Intelligence).

The following fifteen (15) transactions were selected by Stephens because each target’s relative asset size, financial performance and markets of operation, among other factors, was reasonably similar to IFH; however, no selected company or transaction below was identical or directly comparable to IFH or the proposed merger:
Buyer	Target	Date
HomeTrust Bancshares Inc.	Quantum Capital Corp.	7/25/2022
DFCU Financial	First Citrus Bancorp. Inc.	5/12/2022
The First Bancshares	Beach Bancorp Inc.	4/26/2022
Southern Bancorp Inc.	FCB Financial Services Inc.	1/31/2022
BankFirst Capital Corp.	Citizens Bank of Fayette	10/14/2021
SouthPoint Bancshares Inc.	Merchants Financial Svcs Inc.	8/25/2021
Seacoast Banking Corp. of FL	Sabal Palm Bancorp Inc.	8/23/2021
Lake Michigan CU	Pilot Bancshares Inc.	6/16/2021
United Community Banks Inc.	Aquesta Financial Holdings	5/27/2021
Colony Bankcorp Inc.	SouthCrest Financial Group Inc.	4/22/2021
SmartFinancial Inc.	Sevier County Bancshares Inc.	4/14/2021
Seacoast Banking Corp. of FL	Legacy Bank of Florida	3/23/2021
First National Corp.	Bank of Fincastle	2/18/2021
Investar Holding Corp.	Cheaha Financial Group Inc.	1/25/2021
BancorpSouth Bank	FNS Bancshares Inc.	1/13/2021
Stephens considered these selected transactions to be reasonably similar, but not identical or directly comparable, to the proposed merger. A complete analysis involves complex considerations and qualitative judgments concerning differences in the selected transactions and other factors that could affect the transaction values in those selected transactions as compared with the proposed merger. Mathematical analysis (such as determining the median) is not in itself a meaningful method of using selected transaction data. Stephens compared certain proposed transaction multiples of the proposed merger to the 25th percentile, median and 75th percentile transaction multiples of the selected transactions:
		Selected Transactions
	IFH	25th Percentile	Median	75th Percentile
Deal Value	$97	$40	$68	$106
Target Total Assets	$435	$323	$533	$675
Target TCE / TA	17.6%	7.6%	9.3%	12.1%
Target NPA / Assets	1.1%	0.8%	0.5%	0.2%
Target LTM ROAA	2.07%	0.84%	1.01%	1.26%
Price / Tangible Book Value	1.27x	1.45x	1.54x	1.85x
Price / LTM Earnings	10.1x	12.5x	15.4x	17.8x
Core Deposit Premium	9.4%	4.6%	6.7%	9.8%
Source: S&P Global Market Intelligence, Company documents.
Note: Dollars in millions. LTM=Last Twelve Months reported. Transaction data as of deal announcement date. Screen as of August 10th, 2022.

Relative Contribution Analysis – MVB
Stephens analyzed the relative contribution of MVB and IFH to certain financial and operating metrics for the pro forma company resulting from the acquisition. The financial and operating metrics included: (i) total assets excluding Paycheck Protection Program (“PPP”) loans; (ii) net loans excluding PPP loans; (iii) total deposits; (iv) tangible common equity; (v) litigation adjusted tangible common equity(1); (vi) reported earnings for the year ended 2021; (vii) estimated net earnings (as estimated by MVB management team and consensus research estimates) for the year ended 2022 and 2023; and (viii) the respective market capitalization of MVB and IFH. The relative contribution analysis did not take into account any potential synergies, and excludes all purchase accounting and transaction related adjustments as a result of the acquisition. The results of this analysis are summarized in the table below:
	MVB	IFH
Ownership:
Pro Forma Ownership at 1.210x Exchange Ratio	82%	18%
Balance Sheet:
Total Assets (excl. PPP)	87%	13%
Total Net Loans (excl. PPP)	87%	13%
Total Deposits	89%	11%
Tangible Common Equity (“TCE”)	77%	23%
Litigation Adjusted TCE(1)	79%	21%
Profitability
2021 Reported Earnings	76%	24%
2022 Estimated Earnings(2)	70%	30%
2023 Estimated Earnings	86%	14%
Market Data:
Market Capitalization	88%	12%
Source: S&P Global Market Intelligence, Company documents, and FactSet.
Note: Analysis excludes all purchase accounting and transaction related adjustments. Market data as of August 10th 2022.
(1)	Counterparty adjusted for ($7.4) million of net after-tax expenses related to the estimated litigation settlement
(2)	Counterparty 2022 estimated earnings exclude ($7.4) million of net after-tax expenses related to the estimated litigation settlement
Discounted Cash Flow Analysis – IFH
Stephens performed a standalone discounted cash flow analysis using projections developed by the executive management team of MVB, and then calculated a range of implied equity values for IFH based upon the discounted net present value of the projected after-tax free cash flows for the projected period. Stephens determined the amount of cash flow assuming (i) a terminal earnings multiple of 9.0x based on 2028 estimated earnings, and (ii) dividend payments for earnings and excess capital above a tangible common equity to tangible asset ratio of 9.0% from 2023 to 2027, both excluding and including net after-tax cash merger adjustments. To calculate an implied per share equity value range, Stephens considered discount rates of 10.0% to 12.0% and terminal earnings multiples of 8.0x to 10.0x.
Based on this analysis, Stephens derived a range for the implied equity value of IFH from $38.38 per share to $45.81 per share, excluding merger adjustments, and $70.27 per share to $86.28 per share including merger adjustments.
The discounted cash flow analysis is a widely used valuation methodology, but the results of this methodology are highly dependent on the assumptions that must be made, including asset and earnings growth rates, terminal values, capital levels, and discount rates. The analysis did not purport to be indicative of the actual values or expected values of IFH. The actual results may vary from the projected results, any of these assumptions might not be realized in future operations and the variations may be material.
Miscellaneous
The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Stephens believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Stephens considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the results from any particular analysis described above should not be taken to be the view of Stephens.
In performing its analyses, Stephens made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of MVB. The analyses performed by Stephens are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty.
Stephens is serving as financial adviser to MVB in connection with the proposed merger and is entitled to receive from MVB reimbursement of its expenses and a fee for its services as financial advisor to MVB in an amount equal to $1,000,000, all of which is contingent upon the consummation of the proposed merger. Stephens also received a $200,000 fee from MVB upon rendering its fairness opinion, which opinion fee will be credited in full against the fee which will become payable to Stephens upon the closing of the proposed merger. The Company has also agreed to indemnify Stephens against certain claims and liabilities that could arise out of Stephens’ engagement, including certain liabilities that could arise out of Stephens’ providing its opinion.
Stephens is familiar with MVB and IFH. While Stephens has not received fees for providing investment banking services to MVB or IFH within the past two years, Stephens has provided securities brokerage services to MVB and received customary commissions and other compensation in connection with such services. Stephens expects to pursue future investment banking services assignments with participants in the proposed merger transaction.
In the ordinary course of its business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of participants in the proposed merger.
IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors
After careful consideration, IFH’s board of directors, at a meeting held on August 10, 2022, unanimously determined the merger agreement and the transactions contemplated thereby to be fair and in the best interest of IFH and its shareholders. Accordingly, IFH’s board of directors adopted and approved the merger agreement and unanimously recommends that IFH’s shareholders vote “FOR” the approval of the merger agreement.
In evaluating the merger agreement and reaching its decision to adopt and approve the merger agreement and recommend that IFH’s shareholders approve the merger agreement, IFH’s board of directors consulted with IFH’s management, as well as its outside legal and financial advisors, and considered a number of factors, including the following material factors (not in any relative order of importance):
•
each of IFH’s and MVB’s business, operations, financial condition, stock performance, asset quality, earnings and prospects, and the interest rate environment; increased operating costs resulting from regulatory and compliance mandates; increasing competition from both banks and non-bank financial and financial technology firms; current financial market conditions; and the likely effects of the foregoing factors on IFH’s and the combined company’s potential growth, development, profitability and strategic options. In reviewing these factors, including the information obtained through due diligence, the IFH board of directors considered that IFH’s and MVB’s respective business, operations and risk profile complement each other and that the companies’ separate earnings and prospects, and the synergies and scale potentially available in the proposed merger, create the opportunity for the combined company to leverage complementary and diversified revenue streams and to have superior future earnings and prospects compared to IFH’s earnings and prospects on a stand-alone basis;

•	MVB’s earnings track record and the market performance of its common stock, as well as MVB’s historical cash dividend payouts on its common stock;
•
the nature of the merger as an all-stock transaction and the ability of IFH’s shareholders to benefit from MVB’s potential growth and stock appreciation since it is more likely that the combined entity will have superior future earnings and prospects compared to IFH’s earnings and prospects on an independent basis due to greater operating efficiencies and a larger balance sheet, which would, in particular, provide greater opportunities with respect to IFH’s core competency in the government-guaranteed lending space, as the combined institution’s larger asset size would enable the retention of the full economic benefits of larger loan transactions;
•
the perceived ability of MVB to complete a merger transaction from a financial and regulatory perspective, and the prospects for such approvals being obtained in a timely fashion and without the imposition of any adverse conditions;

•
the financial and other terms of the merger agreement, including the amount and nature of the consideration proposed to be paid, which IFH’s board reviewed with its outside financial and legal advisors;

•
the fact that the exchange ratio would be fixed, which the IFH board of directors believed was consistent with market practice for transactions of this type and with the strategic purpose of the transaction;

•
the termination right of IFH negotiated under the merger agreement that provides IFH a qualified termination right if MVB’s common stock underperforms both its historial price and the Nasdaq Bank Index by certain thresholds, as more fully described under “The Merger Agreement—Termination of the Merger Agreement” beginning on page 136;

•	the fact that the outside date under the merger agreement allows for sufficient time to complete the merger;
•
the uniqueness of IFH’s strategy and long-term strategic plan, as compared to similarly sized community banks, and the fact that MVB’s strategic plan and initiatives uniquely mirror many of IFH’s goals and strategies, including the focus on non-interest income strategies and opportunities, a belief in investing in technology, and a shared belief in the strategic and financial benefits of partnering with, and investing in, emerging technologies and non-bank companies, such as Fintechs;

•	the opportunities and complementary aspects of IFH’s government-guaranteed lending platform and MVB’s low cost and non-interest bearing deposit franchise;
•	MVB’s and IFH’s shared entrepreneurial cultures;
•	the expectation that the proposed merger with MVB will generally be a tax-free transaction to IFH’s shareholders with respect to MVB common stock received by virtue of the merger;
•
the potential expense-saving and revenue-enhancing opportunities in connection with the merger, the related potential impact on the combined company’s earnings and the fact that the nature of the stock merger consideration would allow former IFH shareholders to participate in the potential future upside as MVB shareholders;

•
the expectation that the merger will provide holders of IFH common stock the opportunity to receive a substantial premium over the historical trading prices for their shares, as well as the increased trading volume of MVB’s common stock as compared to IFH’s common stock;

•
the anticipated effect of the acquisition on IFH’s retained employees, including new employment agreements to be entered into by MVB with certain key, revenue-generating employees of IFH, and the terms of severance for employees who would not be retained;

•
the financial analyses provided by Raymond James, IFH’s financial advisor, regarding the merger, and its opinion, delivered to IFH’s board of directors on August 10, 2022, that as of that date, the exchange ratio provided under the merger agreement was fair, from a financial point of view, to the holders of IFH’s common stock;

•
the view of the IFH board of directors of the capability and likelihood for other potential counterparties to emerge and that, although the merger agreement contains a covenant prohibiting IFH from soliciting third-party acquisition proposals, it permits the IFH board of directors to consider and respond to unsolicited proposals, subject to certain requirements, as more fully described under “The Merger Agreement—Agreement Not to Solicit Other Offers” beginning on page 134;

•
IFH’s board of directors’ knowledge of the current environment in the financial services industry, including national, regional and local economic conditions, continued industry consolidation, increased regulatory burdens, evolving trends in technology and increasing nationwide and global competition, the current financial market conditions, the current environment for community banks, and the likely effects of these factors on IFH’s and the combined company’s potential growth, development, profitability and strategic options, and the historical prices of IFH and MVB common shares;

•
its knowledge of IFH’s prospects as an independent entity, including challenges relating to rising interest rates, both from a funding perspective and the impact on IFH’s historical mortgage business; increased competition in the government guaranteed lending space from larger competitors, which could impact pricing as well as employee retention risk; and potential short-term declines in profitability if larger portions of its government guaranteed loans were retained to increase its asset size and grow its balance sheet on a stand-alone basis; and

•
its belief that the merger is more favorable to IFH’s shareholders than the alternatives to the merger, which belief was formed based on the careful review undertaken by IFH’s board of directors, with the assistance of its management and outside financial and legal advisors.

IFH’s board also considered potential risks and a variety of potential negative factors in connection with its deliberations concerning the merger agreement and the merger, including the following material factors (not in any relative order of importance):
•
the fact that, while IFH expects that the merger will be consummated, there can be no assurance that all conditions to the parties’ obligations to complete the merger agreement will be satisfied, including the risk that certain regulatory approvals, the receipt of which are conditions to the consummation of the merger, might not be obtained, and, as a result, the merger may not be consummated;

•
the restrictions on the conduct of IFH’s business prior to the completion of the merger, which are customary for merger agreements involving financial institutions, but which, subject to specific exceptions, could delay or prevent IFH from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of IFH absent the pending completion of the merger;

•
the impact of entering into the merger agreement on IFH’s recent strategic initiative to expand its cannabis and hemp lines of business, which may be deemphasized while the merger is pending and potentially discontinued if the merger is consummated;

•
the significant risks and costs involved in connection with entering into or completing the merger, or failing to complete the merger in a timely manner, or at all, including as a result of any failure to obtain required regulatory approvals or shareholder approvals, such as the risks and costs relating to diversion of management and employee attention from other strategic opportunities and operational matters, potential employee attrition, and the potential effect on business and customer relationships;

•
the fact that IFH would be prohibited from soliciting acquisition proposals after execution of the merger agreement, and the possibility that the $3,900,000 termination fee payable by IFH upon the termination of the merger agreement under certain circumstances could discourage other potential acquirers from making a competing bid to acquire IFH;

•	the fact that some of IFH’s directors and executive officers have other interests in the merger that are different from, or in addition to, their interests as IFH shareholders;
•	the possibility of litigation in connection with the merger; and
•	the other risks described under the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.
Based on the factors described above, the board of IFH determined that the merger with MVB would be advisable and in the best interests of IFH and its shareholders, and adopted the merger agreement and resolved to recommend its approval to the shareholders of IFH.
The foregoing discussion of the information and factors considered by IFH’s board of directors is not intended to be exhaustive but includes the material factors considered by IFH’s board. In view of the wide variety of factors considered in connection with its evaluation of the merger and the complexity of these matters, IFH’s board of directors did not find it useful, and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of IFH’s board may have given different weight to different factors. IFH’s board of directors conducted an overall analysis of the factors described above including through discussions with, and questioning of, IFH’s management and IFH’s legal and financial advisors, and considered the factors overall to be favorable to, and to support, its determination to adopt the merger agreement and recommend its approval to IFH’s shareholders.
Opinion of IFH’s Financial Advisor (summary section)
Pursuant to an engagement letter, IFH retained Raymond James & Associates, Inc. (“Raymond James”) as its financial advisor in connection with the proposed merger.
At the meeting of the IFH board of directors on August 10, 2022, representatives of Raymond James rendered Raymond James’ opinion, as to the fairness, as of such date, from a financial point of view, to the holders of IFH’s outstanding common stock of the exchange ratio to be received by such holders in the merger pursuant to the merger agreement, based upon and subject to the qualifications, assumptions and other matters considered in connection with the preparation of its opinion. Raymond James’ opinion does not cover shares of IFH’s common stock owned by IFH as treasury stock or owned by IFH or MVB or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted). Further, Raymond James’ opinion does not cover shares of IFH’s common stock held by IFH shareholders who perfect their appraisal rights in accordance with Article 13 of the NCBCA. The shares of IFH’s common stock that are not covered by Raymond James’ opinion are referred to as “exception shares.”
The full text of the written opinion of Raymond James, dated August 10, 2022, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. Raymond James provided its opinion for the information and assistance of the IFH board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio to be received by the holders of IFH’s common stock (other than exception shares) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders. The opinion of Raymond James does not address the consideration to be received by the holders, if any, of exception shares.
The opinion of Raymond James did not address any other term or aspect of the merger agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the IFH board of directors or any holder of IFH common stock as to how the IFH board of directors, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter.
Opinion of IFH’s Financial Advisor (detailed section)
IFH retained Raymond James as financial advisor on April 8, 2022. Pursuant to that engagement, the IFH board of directors requested that Raymond James evaluate the fairness, from a financial point of view, to the holders of IFH’s outstanding common stock (other than exception shares) of the exchange ratio to be received by such holders pursuant to the merger agreement.
At a meeting of the IFH board of directors held on August 10, 2022, representatives of Raymond James rendered Raymond James’ opinion, as of such date, that, based upon and subject to the qualifications, assumptions and other matters set forth in its written opinion, the exchange ratio in the merger pursuant to the merger agreement, was fair, from a financial point of view, to the holders of IFH common stock (other than exception shares). The full text of the written opinion of Raymond James, dated August 10, 2022, which sets forth, among other things, the various qualifications, assumptions and limitations on the scope of the review undertaken, is attached as Annex D to this joint proxy statement/prospectus. Any summaries of the opinion of Raymond James set forth in this joint proxy statement/prospectus are qualified in their entirety by reference to the full text of its written opinion. Holders of IFH common stock are urged to read this opinion in its entirety.
Raymond James provided its opinion for the information of the IFH board of directors (solely in its capacity as such) in connection with, and for purposes of, its consideration of the merger and its opinion only addresses whether the exchange ratio to be received by the holders of the common stock (other than exception shares) in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The opinion of Raymond James does not address any other term or aspect of the merger agreement or the transactions contemplated thereby. The Raymond James opinion does not constitute a recommendation to the IFH board of directors or to any holder of IFH common stock as to how the IFH board of directors, such shareholder or any other person should vote or otherwise act with respect to the merger or any other matter. Raymond James does not express any opinion as to the likely trading range of MVB common stock following the merger, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of MVB at that time.
In connection with its review of the proposed merger and the preparation of its opinion, Raymond James, among other things:
•	reviewed the financial terms and conditions as stated in the draft of the merger agreement dated as of August 9, 2022;
•
reviewed certain information related to the historical condition and prospects of IFH and MVB, as made available to Raymond James by or on behalf of IFH, including, but not limited to, (a) financial projections for each of IFH and MVB prepared by the management of IFH (together the “Projections”) and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other pro forma financial adjustments expected to result from the merger, which were authorized and reviewed by management of IFH (the “Pro Forma Financial Adjustments”); (see the section entitled “Certain Unaudited Prospective Financial Information” for additional information regarding unaudited prospective financial information of MVB and IFH);

•
reviewed IFH’s and MVB’s (a) audited consolidated financial statements for the years ended December 31, 2021, December 31, 2020 and December 31, 2019; and (b) unaudited consolidated financial statements for the three-month periods ended March 31, 2022 and June 30, 2022;

•	reviewed IFH’s and MVB’s recent public filings and certain other publicly available information regarding IFH and MVB;
•	reviewed the financial and operating performance of IFH and MVB and those of other selected public companies that Raymond James deemed to be relevant;
•	considered certain publicly available financial terms of certain transactions Raymond James deemed to be relevant;
•
reviewed the current and historical market prices and trading volume for IFH common stock and for MVB’s common stock, and the current market prices of the publicly traded securities of certain other companies that Raymond James deemed to be relevant;

•	compared the relative contributions of IFH and MVB to certain financial statistics of the combined company on a pro forma basis;
•	conducted such other financial studies, analyses and inquiries and considered such other information and factors as Raymond James deemed appropriate;
•
received a certificate addressed to Raymond James from a member of senior management of IFH regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of IFH; and

•
discussed with members of the senior management of IFH and MVB certain information relating to the aforementioned and any other matters which Raymond James deemed relevant to its inquiry including, but not limited to, the past and current business operations of IFH and MVB, respectively, and the financial condition and future prospects and operations of IFH and MVB, respectively.

With IFH’s consent, Raymond James assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of IFH or otherwise reviewed by or discussed with Raymond James, and Raymond James did not undertake any duty or responsibility to, nor did Raymond James, independently verify any of such information. Raymond James did not make or obtain an independent appraisal of the assets or liabilities (contingent or otherwise) of IFH. With respect to the Projections and any other information and data provided to or otherwise reviewed by or discussed with Raymond James, Raymond James, with IFH’s consent, assumed that the Projections and such other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of IFH and Raymond James relied upon IFH to advise Raymond James promptly if any information previously provided became inaccurate or was required to be updated during the period of its review. Raymond James expressed no opinion with respect to the Projections or the assumptions on which they were based. Based upon the terms specified in the merger agreement, Raymond James assumed that the merger will qualify as a reorganization under the provisions of Section 368(a) of the Code. Raymond James relied upon and assumed, without independent verification, that the final form of the merger agreement would be substantially similar to the draft agreement reviewed by Raymond James in all respects material to its analysis, and that the merger would be consummated in accordance with the terms of the merger agreement without waiver of or amendment to any of the conditions thereto. Furthermore, Raymond James assumed, in all respects material to its analysis, that the representations and warranties of each party contained in the merger agreement were true and correct and that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement without being waived. Raymond James also relied upon and assumed, without independent verification, that (i) the merger would be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory or other consents and approvals necessary for the consummation of the merger will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the merger or IFH that would be material to its analysis or opinion.
Raymond James expressed no opinion as to the underlying business decision to effect the merger, the structure or tax consequences of the merger, or the availability or advisability of any alternatives to the merger. The Raymond James opinion is limited to the fairness, from a financial point of view, of the exchange ratio to be received by the holders of IFH common stock (other than exception shares). Raymond James expressed no opinion with respect to any other reasons (legal, business, or otherwise) that may support the decision of IFH’s board of directors to approve or consummate the merger. Furthermore, no opinion, counsel or interpretation was intended by Raymond James on matters that require legal, accounting or tax advice. Raymond James assumed that such opinions, counsel or interpretations had been or would be obtained from appropriate professional sources. Furthermore, Raymond James relied, with the consent of IFH, on the fact that IFH was assisted by legal, accounting and tax advisors, and, with the consent of IFH relied upon and assumed the accuracy and completeness of the assessments by IFH and its advisors, as to all legal, accounting and tax matters with respect to IFH and the merger.
In formulating its opinion, Raymond James considered only the exchange ratio to be received by the holders of IFH common stock, and Raymond James did not consider, and its opinion did not address, the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of IFH, or such class of persons, in connection with the merger whether relative to the exchange ratio or otherwise. Raymond James was not requested to opine as to, and its opinion did not express an opinion as to or otherwise address, among other things: (1) the fairness of the merger to the holders of any class of securities, creditors or other constituencies of IFH, or to any other party, except and only to the extent expressly set forth in the last sentence of its opinion or (2) the fairness of the merger to any one class or group of IFH’s or any other party’s security holders or other constituents vis-à-vis any other class or group of IFH’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the merger amongst or within such classes or groups of security holders or other constituents). Raymond James expressed no opinion as to the impact of the merger on the solvency or viability of IFH or the ability of IFH to pay their respective obligations when they come due.
Material Financial Analyses
The following summarizes the material financial analyses reviewed by Raymond James with the IFH board of directors at its meeting on August 10, 2022, which material was considered by Raymond James in rendering its opinion. No company or transaction used in the analyses described below is identical or directly comparable to IFH, MVB or the contemplated merger.
Contribution Analysis. Raymond James analyzed the relative contribution of IFH and MVB to certain financial and operating metrics for the pro forma combined company resulting from the merger. The financial and operating metrics included: (i) total assets; (ii) total gross loans; (iii) total deposits; (iv) tangible common equity;

(v) last twelve months (“LTM”) net income; (vi) estimated 2022 net income and; (vii) estimated 2023 net income. Metrics (i) – (v) above were as of June 30, 2022. The relative contribution analysis did not give effect to the Pro Forma Financial Adjustments. The results of this analysis are summarized in the table below:
	Relative Contribution		Implied Exchange Ratio
	MVB Financial	Integrated Financial Holdings
Total Assets	87.3%	12.7%	0.81x
Total Gross Loans	87.2%	12.8%	0.81x
Total Deposits	88.7%	11.3%	0.71x
Tangible Common Equity(1)	78.9%	21.1%	1.49x
LTM Net Income(2)	84.6%	15.4%	1.01x
2022E Net Income(2)(3)	84.3%	15.7%	1.04x
2023E Net Income	85.4%	14.6%	0.95x
Exchange Ratio in the Merger			1.210x
(1)	IFH statistic adjusted for settlement of pending lawsuit assumes $10.0 million pre-tax charge, which IFH expects to accrue for in Q3 2022
(2)	LTM and 2022E net income exclude the 2022Q1 nonrecurring after-tax gain on Dogwood State Bank (DSBX) stock of approximately $4.3 million
(3)	2022E net income excludes the impact of $10.0 million pre-tax accrual for pending litigation for illustrative purposes
Discounted Cash Flow Analysis. Raymond James performed a discounted cash flow analysis of IFH and MVB based on the Projections. Consistent with the periods included in the Projections, Raymond James used calendar year 2026 as the final year for the analysis and applied multiples, ranging from 12.0x to 14.0x, to calendar year 2027 earnings in order to derive a range of terminal values for IFH and MVB in 2026.
For IFH, Raymond James used discount rates ranging from 14% to 16%. For MVB, Raymond James used discount rates ranging from 11.5% to 13.5%. Raymond James arrived at its discount rate ranges by using the 2021 Duff & Phelps Valuation Handbook. Raymond James reviewed the ranges of implied per share values indicated by the discounted cash flow analysis for both IFH and MVB and calculated a range of implied exchange ratios by dividing the maximum implied per share value of IFH common stock by the minimum implied per share value of MVB common stock to calculate the maximum implied exchange ratio, and by dividing the minimum implied per share value of IFH common stock by the maximum implied per share value of MVB common stock to calculate the minimum implied exchange ratio. The results of the discounted cash flow analysis are summarized in the table below:
	Implied Per Share Value				Implied Exchange Ratio
	MVB Financial		Integrated Financial Holdings
	Low	High	Low	High	Low/High	High/Low
Net Income Terminal Multiple	$46.35	$56.22	$46.70	$52.91	0.83x	1.14x
Exchange Ratio in the Merger					1.210x
Selected Companies Analysis. Raymond James reviewed certain data for selected companies with publicly traded equity securities that it deemed relevant for its analysis. The selected groups represent companies Raymond James believed relevant to each of IFH and MVB. For MVB, Raymond James selected certain companies that (i) are headquartered in North Carolina, Virginia, or West Virginia; (ii) have total assets between $1.5 billion and $5.0 billion; and (iii) have a return on average assets greater than 0.50% for the last twelve months. For IFH, Raymond James selected certain companies that (i) are headquartered in the North Carolina, South Carolina, or Virginia; (ii) have total assets between $300 million and $800 million; and (iii) have a return on average assets greater than 0.50% for the last twelve months.

No company used in the analysis described below is identical or directly comparable to either MVB or IFH. The selected companies Raymond James deemed relevant based on the criteria noted above include the following:
Selected Companies for MVB Financial	Selected Companies for Integrated
Southern BancShares (NC) (SBNC)	Village Bank & Tr Finl Corp. (VBFC)
Carter Bankshares (CARE)	PB Financial Corporation (PBNC)
Summit Financial Group Inc. (SMMF)	Bank of Botetourt (BORT)
Burke & Herbert Bank & Trust (BHRB)	Community First Bancorporation (CFOK)
HomeTrust Bancshares Inc. (HTBI)	Bank of South Carolina Corp. (BKSC)
First Community Bankshares Inc (FCBC)	Oak Ridge Financial Services (BKOR)
Primis Financial Corp. (FRST)	Farmers Bankshares Inc. (FBVA)
American National Bankshares (AMNB)	Touchstone Bankshares (TSBA)
Blue Ridge Bankshares Inc. (BRBS)	Citizens Bancorp of Virginia (CZBT)
C&F Financial Corp. (CFFI)	KS Bancorp Inc. (KSBI)
John Marshall Bancorp Inc. (JMSB)	Surrey Bancorp (SRYB)
FVCBankcorp Inc. (FVCB)	Lumbee Guaranty Bank (LUMB)
MainStreet Bcshs (MNSB)	M&F Bancorp Inc. (MFBP)
Virginia National Bkshs Corp. (VABK)	blueharbor bank (BLHK)
National Bankshares Inc. (NKSH)	Lifestore Financial Group (LSFG)
Peoples Bancorp of NC Inc. (PEBK)	Oak View Bankshares (OAKV)
Raymond James calculated various financial multiples for each company, including closing price per share on August 9, 2022 compared to (i) basic tangible book value, which is referred to as “TBV”, per share as of the most recent quarter available as shown by S&P Capital IQ Pro; and (ii) earnings per share for the last twelve months ended June 30, 2022. Raymond James reviewed the 75th percentile and 25th percentile relative valuation multiples of the selected companies. The results of the selected companies analysis for both IFH and for MVB are summarized below:
	Selected Companies for MVB Financial
	25th Percentile	75th Percentile
Tangible Book Value	115%	150%
LTM Earnings per Share	9.4x	11.8x
	Selected Companies for Integrated Financial Holdings
	25th Percentile	75th Percentile
LTM Earnings per Share	8.3x	10.4x
Tangible Book Value	101%	125%
Taking into account the results of the selected companies analysis, Raymond James applied the 75th and 25th percentiles of the price to TBV per share ratio to corresponding financial data for both IFH and MVB. Raymond James reviewed the ranges of implied per share values and calculated a range of implied exchange ratios by dividing the higher implied per share value of IFH by the lower implied per share value of MVB to calculate the high implied exchange ratio, and by dividing the lower implied per share value of IFH by the higher implied per share value of MVB to calculate the low implied exchange ratio. The results of the selected companies analysis are summarized below:
	Implied Per Share Value				Implied Exchange Ratio
	MVB Financial		Integrated Financial Holdings
	25th Percentile	75th Percentile	25th Percentile	75th Percentile	Low/High	High/Low
Tangible Book Value	$23.19	$30.15	$29.56 (1)	$36.74 (1)	0.98x	1.58x
LTM Earnings per Share	$19.31	$24.13	$17.57	$22.20	0.73x	1.15x
Exchange Ratio in the Merger					1.210x
(1)	Adjustment for settlement of pending lawsuit assumed $10.0 million pre-tax charge which IFH expects to accrue in Q3 2022

Selected Transaction Analysis. Raymond James analyzed publicly available information relating to selected acquisitions of banks and bank holding companies with total assets between $300 million and $800 million and a return on average assets greater than 0.50% for the last twelve months since January 1, 2022 and prepared a summary of the relative valuation multiples paid in these transactions. The selected transactions used in the analysis included:
Selected National Transactions:
•	Bank First Corporation / Hometown Bancorp Ltd. – July 26, 2022
•	HomeTrust Bancshares Inc. / Quantum Capital Corp. – July 25, 2022
•	Somerset Savings Bank SLA / Regal Bancorp Inc. – July 25, 2022
•	CrossFirst Bankshares, Inc, / Farmers & Stockmens Bank – June 13, 2022
•	Middlefield Banc Corp. / Liberty Bancshares (Ada OH) – May 26, 2022
•	Cambridge Bancorp / Northmark Bank – May 23, 2022
•	DFCU Financial / First Citrus Bancorp, Inc. – May 12, 2022
•	Arizona FCU / Horizon Community Bank – March 10, 2022
•	BAWAG Group AG / Peak Bancorp – February 2, 2022
•	Bank First Corporation / Denmark Bancshares Inc. – January 19, 2022
•	Civista Bancshares, Inc. / Comunianc Corp. – January 10, 2022
Selected Regional Transactions:
•	HomeTrust Bancshares Inc. / Quantum Capital Corp. – July 25, 2022
•	DFCU Financial / First Citrus Bancorp, Inc. – May 12, 2022
•	Seacoast Banking Corp. of FL / Sabal Palm Bancorp, Inc. – August 23, 2021
•	Lake Michigan CU / Pilot Bancshares Inc. – June 16, 2021
•	United Community Banks Inc. / Aquesta Financial Holdings – May 27, 2021
•	Colony Bankcorp Inc. / SouthCrest Financial Group, Inc. – April 22, 2021
•	SmartFinancial Inc. / Sevier County Bancshares Inc. – April 14, 2021
•	Seacoast Banking Corp. of FL / Legacy Bank of Florida – March 23, 2021
•	BancorpSouth Bank / FNS Bancshares Inc. – January 13, 2021

Raymond James examined valuation multiples of transaction value compared to the target companies’ (i) basic TBV per share at June 30, 2022, adjusted for settlement of pending lawsuit assuming a $10.0 million pre-tax charge, which IFH will accrue for in the third quarter of 2022; (ii) capital adjusted TBV, calculated based on the pricing of the first 8.0% of tangible common equity; (iii) last twelve months earnings per share, referred to as “LTM earnings per share”; (iv) premium to tangible book value divided by core deposits (total deposits less time deposits greater than $100,000). Raymond James applied the 25th percentile and 75th percentile TBV multiple, capital adjusted TBV, LTM earnings per share multiple, and core deposit premium to the corresponding IFH metrics to create the range of exchange ratios used for its analysis based on MVB’s closing stock price as of August 9, 2022 ($32.60). The results of the selected national and regional transactions analyses, respectively, are summarized below:
National Transactions
	Integrated Financial Statistic	Percentiles		Implied Exchange Ratio
		25th Percentile	75th Percentile	25th Percentile	75th Percentile
Tangible Book Value(1)	$29.34	138%	191%	1.24x	1.72x
Capital Adj. Tangible Book Value(1)	$13.55	139%	196%	0.58x	0.81x
LTM Earnings per Share	$2.13	13.9x	19.2x	0.91x	1.25x
Premium to Core Deposits	$255,620	4.1%	10.0%	1.04x	1.25x
Exchange Ratio in the Merger				1.210x
Regional Transactions
	Integrated Financial Statistic	Percentiles		Implied Exchange Ratio
		25th Percentile	75th Percentile	25th Percentile	75th Percentile
Tangible Book Value(1)	$29.34	153%	187%	1.38x	1.68x
Capital Adj. Tangible Book Value(1)	$13.55	147%	199%	0.61x	0.83x
LTM Earnings per Share	$2.13	11.9x	18.1x	0.78x	1.18x
Premium to Core Deposits	$255,620	5.1%	9.8%	1.08x	1.24x
Exchange Ratio in the Merger				1.210x
(1)	IFH statistic adjusted for settlement of pending lawsuit assumed $10.0 million pre-tax charge which IFH expects to accrue in Q3 2022
Pro Forma Impact Analysis. For informational purposes only, Raymond James performed a pro forma financial impact analysis that combined projected balance sheet and 2023 and 2024 estimated earnings per share information of MVB and IFH using (i) closing balance sheet estimates as of December 31, 2022 for MVB and IFH based on IFH management estimates; (ii) the Projections for the years ending 2023 and 2024; and (iii) the Pro Forma Financial Adjustments. Raymond James analyzed the estimated financial impact of the merger on certain projected financial results. This analysis indicated that the merger could be dilutive to IFH’s estimated TBV per share, as adjusted for the exchange ratio, at December 31, 2022, but accretive to IFH’s estimated 2023 and 2024 earnings per share and estimated 2023 dividends per share, as adjusted for the exchange ratio. For all of the above analyses, the actual results achieved by MVB following the merger may vary from the projected results, and the variations may be material. See the section entitled “Certain Unaudited Prospective Financial Information” for additional information regarding unaudited financial information of MVB and IFH;
Additional Considerations. The preparation of a fairness opinion is a complex process and is not susceptible to a partial analysis or summary description. Raymond James believes that its analyses must be considered as a whole and that selecting portions of its analyses, without considering the analyses taken as a whole, would create an incomplete view of the process underlying its opinion. In addition, Raymond James considered the results of all such analyses and did not assign relative weights to any of the analyses, but rather made qualitative judgments as to significance and relevance of each analysis and factor, so the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Raymond James as to the actual value of IFH.
In performing its analyses, Raymond James made numerous assumptions with respect to industry performance, general business, economic and regulatory conditions and other matters, many of which are beyond the control of

IFH. The analyses performed by Raymond James are not necessarily indicative of actual values, trading values or actual future results which might be achieved, all of which may be significantly more or less favorable than suggested by such analyses. Such analyses were provided to the IFH board of directors (solely in its capacity as such) and were prepared solely as part of the analysis of Raymond James of the fairness, from a financial point of view, to the holders of IFH common stock (other than exception shares) of the exchange ratio to be received by such holders in connection with the proposed merger pursuant to the merger agreement. The analyses do not purport to be appraisals or to reflect the prices at which companies may actually be sold, and such estimates are inherently subject to uncertainty. The opinion of Raymond James was one of many factors taken into account by the IFH board of directors in making its determination to approve the merger. Neither Raymond James’ opinion nor the analyses described above should be viewed as determinative of the IFH board of directors’ or IFH management’s views with respect to the IFH, MVB or the merger. Raymond James did not solicit indications of interest with respect to a transaction involving IFH nor did Raymond James advise IFH with respect to its strategic alternatives. IFH placed no limits on the scope of the analysis performed, or opinion expressed, by Raymond James.
The Raymond James opinion was necessarily based upon market, economic, financial and other circumstances and conditions existing and disclosed to it on August 9, 2022, and any material change in such circumstances and conditions may affect the opinion of Raymond James, but Raymond James does not have any obligation to update, revise or reaffirm that opinion. Raymond James relied upon and assumed, without independent verification, that there had been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of IFH since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to Raymond James that would be material to its analyses or its opinion, and that there was no information or any facts that would make any of the information reviewed by Raymond James incomplete or misleading in any material respect.
During the two years preceding the date of Raymond James’ written opinion, Raymond James (i) provided investment banking advisory services to MVB in connection with a minority investment in Warp Speed Holdings LLC, for which Raymond James received a retainer fee and additional fees when the investment closed, (ii) provided investment banking services to MVB in connection with two private debt offerings for which Raymond James received fees, (iii) Raymond James Bank arranged a holding company loan to MVB that is unrelated to the merger for which it received a fee, and (iv) engaged in certain fixed income trading activity with MVB Bank, a subsidiary of MVB, for which it has received commissions. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to IFH, MVB or their subsidiaries or affiliates in the future, for which Raymond James may receive compensation.
For services rendered in connection with the delivery of its opinion, IFH paid Raymond James a customary investment banking fee of $350,000 upon delivery of its opinion. IFH will also pay Raymond James a fee for advisory services in connection with the merger, a substantial portion of which is contingent upon the closing of the merger. The amount of the fee is equal to one and three-eighths percent (1.375%) of transaction value equal to or less than $105,000,000 (“Tier 1 Fee”). For transactions with transaction value between $105,000,000 and $134,999,999, the amount of the fee is equal to the sum of the Tier 1 Fee plus two and one-quarter percent (2.25%) of the incremental transaction value in excess of $105,000,000 and less than or equal to $134,999,999. For transactions with transaction value greater than $134,999,999, the amount of the fee is equal to the sum of the Tier 1 Fee plus two and one-half percent (2.50%) of incremental transaction value in excess of $105,000,000. IFH also agreed to reimburse Raymond James for its expenses incurred in connection with its services, including the fees and expenses of its counsel, and has agreed to indemnify Raymond James against certain liabilities that could arise out of its engagement.
Raymond James is actively involved in the investment banking business and regularly undertakes the valuation of investment securities in connection with public offerings, private placements, business combinations and similar transactions. In the ordinary course of business, Raymond James may trade in the securities of IFH and MVB for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.
Certain Unaudited Prospective Financial Information
MVB and IFH do not, as a matter of course, publicly disclose forecasts or internal projections as to their respective future performance, earnings or other results due to, among other reasons, the inherent uncertainty of the underlying assumptions and estimates.

However, in connection with the merger, MVB’s senior management and IFH’s senior management prepared or approved for use certain unaudited prospective financial information which was provided to and considered by Stephens and Raymond James for the purpose of performing financial analyses in connection with their respective fairness opinions, as described in this joint proxy statement/prospectus under “—Opinion of MVB’s Financial Advisor” beginning on page 88 and “—Opinion of IFH’s Financial Advisor” beginning on page 100. We refer to this information collectively as the “prospective financial information”.
The prospective financial information was not prepared for the purpose of, or with a view toward, public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information, published guidelines of the SEC regarding forward-looking statements or generally accepted accounting principles. A summary of certain significant elements of this information is set forth below, and is included in this joint proxy statement/prospectus solely for the purpose of providing holders of MVB common stock and holders of IFH common stock access to certain nonpublic information made available to MVB’s and IFH’s financial advisors for the purpose of performing financial analyses in connection with their respective fairness opinions.
Although presented with numeric specificity, the prospective financial information reflects numerous estimates and assumptions made by MVB’s senior management or IFH’s senior management, as applicable, at the time such prospective financial information was prepared or approved for use by the financial advisors and represents, as applicable, MVB senior management’s or IFH senior management’s respective evaluation of MVB’s expected future financial performance on a stand-alone basis, without reference to the merger, and IFH’s expected future financial performance on a stand-alone basis, without reference to the merger. These and the other estimates and assumptions underlying the prospective financial information involve judgments with respect to, among other things, economic, competitive, regulatory and financial market conditions and future business decisions that may not be realized and that are inherently subject to significant business, economic, competitive and regulatory uncertainties and contingencies, including, among other things, the inherent uncertainty of the business and economic conditions affecting the industry in which MVB and IFH operate and the risks and uncertainties described under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in this joint proxy statement/prospectus and in the reports that MVB files with the SEC from time to time, all of which are difficult to predict and many of which are outside the control of MVB and IFH and will be beyond the control of the combined company. There can be no assurance that the underlying assumptions would prove to be accurate or that the projected results would be realized, and actual results could differ materially from those reflected in the prospective financial information, whether or not the merger is completed. Neither MVB nor IFH endorses the prospective financial information as necessarily predictive of actual future results. Further, these assumptions do not include all potential actions that the senior management of MVB or IFH could or might have taken during these time periods. The inclusion in this joint proxy statement/prospectus of the unaudited prospective financial information below should not be regarded as an indication that MVB, IFH or their respective boards of directors or financial advisors considered, or now consider, this prospective financial information to be material information to any holders of MVB common stock or holders of IFH common stock, as the case may be, particularly in light of the inherent risks and uncertainties associated with such prospective financial information. This information should not be construed as financial guidance and it should not be relied on as such. This information was prepared solely for internal use and is subjective in many respects and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. The prospective financial information is not fact and should not be relied upon as being necessarily indicative of actual future results. The prospective financial information also reflects numerous variables, expectations and assumptions available at the time it was prepared as to certain business decisions that are subject to change and do not take into account any circumstances or events occurring after the date they were prepared. Further, the prospective financial information does not take into account the effect of any possible failure of the merger to occur. No assurances can be given that if the prospective financial information and the underlying assumptions had been prepared as of the date of this joint proxy statement/prospectus, similar assumptions would be used. In addition, the prospective financial information may not reflect the manner in which the combined company would operate after the merger.
The prospective financial information included in this document has been prepared by, and is the responsibility of, management of MVB and IFH. FORVIS, LLP (formerly Dixon Hughes Goodman LLP) (MVB’s independent registered public accounting firm) and Elliott Davis, PLLC (IFH’s independent auditor) have not audited, reviewed, examined, compiled nor applied agreed upon procedures with respect to the prospective financial information and, accordingly, FORVIS, LLP and Elliott Davis, PLLC have not expressed any opinion or given any other form of assurance with respect thereto and they assume no responsibility for the prospective financial information. The report of FORVIS, LLP incorporated by reference in this joint proxy statement/prospectus and the report of Elliott Davis, PLLC included in this joint proxy statement/prospectus relate to the historical financial information of MVB and IFH, respectively. Such reports do not extend to the prospective financial information and should not be read to do so. No independent registered public accounting firm has examined, compiled or otherwise performed any procedures with respect to the prospective financial information and, accordingly, no independent registered public accounting firm has expressed any opinion or given any other form of assurance with respect thereto and no independent registered public accounting firm assumes any responsibility for the prospective financial information.
Prospective Financial Information Regarding MVB - Stephens
The following prospective financial information regarding MVB was used by Stephens in performing its financial analysis with respect to MVB on a stand-alone basis: (i) estimated earnings per share for MVB of $1.02 for the period from July 1, 2022 to December 31, 2022, $2.86 for the year ending December 31, 2023, and $4.50 for the year ending December 31, 2024, per median research analyst consensus estimates; and (ii) an annual earnings per share growth rate thereafter of 5.0%, per MVB management.
The following table presents certain unaudited prospective financial information for MVB from July 1, 2022 through December 31, 2026.
	6 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2026
Earnings Per Share	$1.02	$2.86	$4.50	$4.73	$4.96
Common Dividends Per Share	$0.34	$0.68	$0.68	$0.68	$0.68
Tangible Assets ($000s)	$3,060,968	$3,222,402	$3,412,073	$3,611,652	3,821,637
The foregoing prospective financial information regarding MVB was based on information provided to Stephens by MVB management and on research analyst consensus estimates and was approved by MVB for use by Stephens in connection with developing its fairness opinion.
Prospective Financial Information Regarding IFH – Stephens
The following prospective financial information regarding IFH was used by Stephens in performing its financial analysis with respect to IFH on a stand-alone basis: (i) estimated net income available to common shareholders of IFH of ($4.1) million for the period from July 1, 2022 to December 31, 2022, which included a ($7.4) million net after-tax expense related to an estimated litigation settlement, $6.1 million for the year ending December 31, 2023 and $7.2 million for the year ending December 31, 2024 and (ii) an annual net income growth rate of 10.0% thereafter.
The following table presents certain unaudited prospective financial information for IFH for from July 1, 2022 through December 31, 2026, which Stephens used in its net present value analysis in connection with developing its fairness opinion.
	6 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2026
Net Income ($000s)	($4,081)	$6,109	$7,176	$7,893	$8,682
Earnings Per Share	($1.77)	$2.66	$3.12	$3.43	$3.78
Common Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Tangible Assets ($000s)	$430,407	$471,492	$516,940	$567,531	$623,114
The foregoing prospective financial information regarding IFH was based on information provided to Stephens by MVB and was approved by MVB for use by Stephens in connection with developing its fairness opinion.

Prospective Financial Information Regarding MVB – Raymond James
The following prospective financial information regarding MVB was used by Raymond James in performing its financial analysis with respect to MVB on a stand-alone basis: (i) estimated earnings per share for MVB of $1.02 for the period from July 1, 2022 to December 31, 2022, $2.86 for the year ending December 31, 2023, and $4.50 for the year ending December 31, 2024, per median research analyst consensus estimates; and (ii) an annual earnings per share growth rate thereafter of 5.0%, per MVB management.
The following table presents certain unaudited prospective financial information for MVB from July 1, 2022 through December 31, 2026.
	6 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2026
Earnings Per Share	$1.02	$2.86	$4.50	$4.73	$4.96
Common Dividends Per Share	$0.34	$0.68	$0.72	$0.76	$0.80
Tangible Assets ($000s)	$3,057,167	$3,221,391	$3,413,973	$3,616,267	3,828,698
The foregoing prospective financial information regarding MVB was based on information provided to Raymond James by IFH management and based on research analyst consensus estimates and was approved by IFH for use by Raymond James in connection with developing its fairness opinion.
Prospective Financial Information Regarding IFH – Raymond James
The following prospective financial information regarding IFH was used by Raymond James in performing its financial analysis with respect to IFH on a stand-alone basis: (i) estimated net income available to common shareholders of IFH of ($4.4) million for the period from July 1, 2022 to December 31, 2022, which included a ($7.4) million net after-tax expense related to an estimated litigation settlement, $6.6 million for the year ending December 31, 2023, $7.8 million for the year ending December 31, 2024, and $8.5 million for the year ending December 31, 2025 and (ii) an annual net income growth rate of 5.0% for 2026 and thereafter.
The following table presents certain unaudited prospective financial information for IFH for from July 1, 2022 through December 31, 2026, which Raymond James used in its net present value analysis in connection with developing its fairness opinion.
	6 Months Ended	12 Months Ended
	December 31, 2022	December 31, 2023	December 31, 2024	December 31, 2025	December 31, 2026
Net Income ($000s)	($4,426)	$6,559	$7,848	$8,508	$8,935
Earnings Per Share	($1.92)	$2.85	$3.39	$3.65	$3.84
Common Dividends Per Share	$0.00	$0.00	$0.00	$0.00	$0.00
Tangible Assets ($000s)	$429,481	$443,029	$442,132	$456,921	$483,233
The foregoing prospective financial information regarding IFH was based on information provided to Raymond James by IFH and was approved by IFH for use by Raymond James in connection with developing its fairness opinion.
General
The prospective financial information was prepared separately using, in some cases, different assumptions, and the different estimates are not intended to be added together. Adding the prospective financial information together for the two companies is not intended to represent the results the combined company will achieve if the merger is completed and is not intended to represent forecasted financial information for the combined company if the merger is completed.
By including in this joint proxy statement/prospectus a summary of the prospective financial information, neither MVB nor IFH nor any of their respective representatives has made or makes any representation to any person regarding the ultimate performance of MVB or IFH compared to the information contained in the prospective financial information. Neither MVB, IFH, nor, after completion of the merger, the combined company, undertakes any obligation to update or otherwise revise the prospective financial information or financial information to reflect circumstances existing since their preparation or to reflect the occurrence of subsequent or unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, or to reflect changes in general economic or industry conditions.
The prospective financial information summarized in this section is not being included in this joint proxy statement/prospectus in order to induce any holder of MVB common stock to vote in favor of the MVB merger proposal or any of the other proposals to be voted on at the MVB special meeting or to induce any holder of IFH common stock to vote in favor of the IFH merger proposal or any of the other proposals to be voted on at the IFH special meeting.
In light of the foregoing, and taking into account that the MVB special meeting and the IFH special meeting will be held several months after the financial forecasts were prepared, as well as the uncertainties inherent in any forecasted information, MVB shareholders and IFH shareholders are strongly cautioned not to place unwarranted reliance on such information.
Interests of IFH Directors and Executive Officers in the Merger
In considering the recommendation of the IFH board of directors that you vote to approve the merger agreement, you should be aware that some of the executive officers and directors of IFH may have interests in the merger and may have arrangements, as described below, that may be considered to be different from, or in addition to, those of IFH shareholders generally. The IFH board of directors was aware of these interests and considered them, among other matters, in reaching its decision to adopt and approve the merger agreement and to recommend that IFH shareholders vote in favor of approving the merger agreement. See “The Merger—Background of the Merger” and “The Merger—IFH’s Reasons for the Merger; Recommendation of IFH’s Board of Directors.” IFH’s shareholders should take these interests into account in deciding whether to vote “FOR” the IFH merger proposal. These interests are described in more detail below, and certain of them are quantified in the narrative below. Any quantified payments are estimates only, based on the assumptions indicated and as of the dates noted, and may vary based on the exact facts existing at the time such payments may be made.
Existing Employment and Change in Control Agreements
IFH and West Town Bank, which are referred to in this section as the “employer,” have entered into employment and change in control agreements with each of Eric J. Bergevin (President and Chief Executive Officer), Michael Breckheimer (EVP and Chief Strategy Officer), Melissa Marsal (EVP and Chief Operating Officer), and A. Riddick Skinner (EVP – Government Guaranteed Lending). These employment and change in control agreements entitle the applicable executive officer to certain cash payments upon, in the case of Mr. Bergevin, a “change in control” (as defined in the employment agreement) and, in the case of the other three executive officers, a change in control followed by a qualifying termination event (each, a “double-trigger arrangement”). The merger with MVB would constitute a change in control under these employment agreements for the affected executive officers. With respect to the double-trigger arrangements, a qualifying termination event triggering payment obligations would include a termination of the officer’s employment by the employer without cause or by the officer for certain specified reasons, customarily referred to as a “good reason” termination. A “good reason” termination by the officer could include the occurrence of such events as: a material diminution in the officer’s authority, duties, or responsibilities; a material change in the geographic location of the officer’s work location; or a material breach by the employer of the employment agreement.
Assuming (i) the merger closes during the 2022 fiscal year and (ii) with respect to any officer with a double-trigger arrangement, the applicable officer’s employment is terminated in connection with the merger closing due to a qualifying termination event, lump sum cash payments in the following approximate amounts would be due and payable to each officer: Mr. Bergevin – $2,772,195; Mr. Breckheimer – $1,132,866; Ms. Marsal – $654,106; and Mr. Skinner – $914,411. Furthermore, under their existing employment agreements, each officer with a double-trigger arrangement is subject to a covenant not to compete for the 12-month period following such officer’s qualifying termination that, if breached, would result in such officer forfeiting the lump-sum cash payments estimated in the immediately preceding sentence. Notwithstanding the foregoing, each of Messrs. Breckheimer and Skinner will remain employed following closing and have entered into new employment agreements with MVB Bank that will be effective at closing of the merger and supersede the terms of such executive officer’s current employment agreement with IFH and West Town Bank – See “Post-Merger Employment Agreements” below. Thus, no change-in-control payment will be made to either Mr. Breckheimer or Mr. Skinner under their existing employment agreements at closing of the proposed merger. Additionally, each of the existing IFH employment and change in control agreements contains a provision indicating that IFH may reduce any payment of a sum, distribution, acceleration of vesting or other right such that the aggregate of all payments, distributions, and benefits to be received by such executive officer will not constitute an “excess parachute payment” within the meaning of Section 280G of the Code subject to the excise tax imposed by Section 4999 of the Code. The estimated payments set forth in this paragraph have not been reduced to account for any potential Code Section 280G reduction, if necessary.
West Town Bank Supplemental Executive Benefit Plan
In September 2014, West Town Bank established the West Town Bank Supplemental Executive Benefit Plan, which, together with all amendments thereto, we refer to as the SERP. The four participants in the SERP are Mr. Bergevin, Ms. Marsal, Mr. Skinner, and Mr. Kevin Kosobucki (EVP/Chicago Regional Executive). The SERP is an unfunded arrangement maintained primarily to provide supplemental retirement benefits for a select group of management or highly compensated employees. Under the SERP, and absent an intervening event such as a change in control, the death or disability of the participant, or a termination of participant’s employment for cause, each participant is entitled to an annual normal retirement benefit equal to the following respective amounts: Mr. Bergevin - $117,000; Ms. Marsal - $120,000; Mr. Skinner - $45,000; and Mr. Kosobucki - $35,000. The annual normal retirement benefit would be payable in equal monthly installments, commencing as soon administratively practicable following the date the participant reaches the normal retirement age of 60, and continues, in the case of Mr. Bergevin, for 15 years and, in the case of the other three participants, for 10 years. If a SERP participant’s employment is terminated without cause following a change in control (such as the merger), the participant’s full benefit would commence to be paid to the participant, in equal monthly installments, on the first day of the second month following the participant’s termination of employment.
Notwithstanding the foregoing, under the terms of the merger agreement, IFH has agreed to cause West Town Bank, prior to the effective time of the merger, to terminate the SERP and to make lump sum distributions to the applicable participant equal to the net present value of such participant’s plan benefit, as calculated by the SERP’s third party administrator. It is anticipated that IFH, West Town Bank, and each participant will enter into settlement agreements effective at merger closing settling the obligations under the SERP. Assuming the merger were to close on December 31, 2022, and assuming a discount rate of 4.83%, the following estimated lump sum payments would be made to the participants under the SERP on the closing date or as soon as practicable thereafter: Mr. Bergevin - $909,038; Ms. Marsal - $667,490; Mr. Skinner - $180,871; and Mr. Kosobucki - $194,408.
Post-Merger Executive Employment Agreements
Concurrent with execution of the merger agreement, MVB Bank entered into an executive employment agreement with each of Messrs. Bergevin, Breckheimer and Skinner, which agreements will become effective immediately upon closing of the merger.
Mr. Bergevin has agreed under his new employment agreement to be employed following the merger as EVP/Chief Revenue Officer of MVB Bank for a three-year period commencing at the closing of the merger, which period we refer to as the employment period. Mr. Bergevin will be paid an initial annual base salary of $475,000, and he has agreed to certain non-competition and non-solicitation of clients, customers, suppliers and employees covenants that will extend for a period of 12 calendar months following any termination of his employment with MVB. If during the employment period, MVB terminates Mr. Bergevin’s employment without cause, Mr. Bergevin would, subject to execution of a release of claims, be entitled to continued payment of his base salary for a period of time equal to the greater of 12 months or the remaining time left in his employment period.
Mr. Breckheimer has agreed under his new employment agreement to be employed following the merger as EVP/Strategic Growth Officer of MVB Bank. Mr. Breckheimer will be paid an initial annual base salary of $366,000, and he has agreed to certain non-competition and non-solicitation of clients, customers, suppliers and employees covenants that will extend for a period of 12 calendar months following any termination of his employment with MVB. If MVB were to terminate Mr. Breckheimer’s employment without cause (other than in connection with a change in control of MVB), Mr. Breckheimer would, subject to execution of a release of claims, be entitled to severance compensation equal to 12 months of his base salary in effect at the time of such termination, as well as payment for any unused, paid vacation accrued as of the date of termination. To the extent any such without-cause termination occurs within 18 months of the date of the merger closing, in addition to the severance compensation in the foregoing sentence, Mr. Breckheimer would also be entitled to a lump sum amount reflecting the difference between the severance compensation he would have received under his prior employment agreement with IFH and the severance compensation payable under his new employment agreement with MVB. If MVB terminates Mr. Breckheimer’s employment without cause or Mr. Breckheimer terminates his own employment for good reason, in either case, within the three months preceding or the 12 months subsequent to a change in control of MVB (as defined in the new employment agreement), then Mr. Breckheimer would be entitled to severance compensation equal to 18 months of his base salary in effect at the time of such employment termination. In connection with a change in control of MVB, the following circumstances would give rise to Mr. Breckheimer having “good reason” to terminate his employment: a material diminution of his authority, duties or responsibilities; a decrease in his base salary; or a change in the geographical location of his assigned office location of more than 50 miles.
Mr. Skinner has agreed under his new employment agreement to be employed following the merger as EVP/Government Guaranteed Lending of MVB Bank. Mr. Skinner will be paid an initial annual base salary of $250,000. With respect to calendar years 2023 and 2024, MVB has agreed to offer Mr. Skinner a commission plan commensurate to the terms of, and providing a level of compensation opportunity at least as great as, the commission plan in place with West Town Bank immediately prior to the merger. If MVB were to terminate Mr. Skinner’s employment without cause (other than in connection with a change in control of MVB), Mr. Skinner would, subject to execution of a release of claims, be entitled to severance compensation equal to 12 months of his average monthly compensation (with such average based on W-2 wage amounts over the prior three calendar years), as well as payment for any unused, paid vacation accrued as of the date of termination. To the extent any such without-cause termination occurs within 12 months of the date of the merger closing, in addition to the severance compensation in the foregoing sentence, Mr. Skinner would also be entitled to a lump sum amount reflecting the difference between the severance compensation he would have received under his prior employment agreement with IFH and the severance compensation payable under his new employment agreement with MVB. If MVB terminates Mr. Skinner’s employment without cause or Mr. Skinner terminates his own employment for good reason, in either case, within the three months preceding or the 12 months subsequent to a change in control of MVB (as defined in the new employment agreement), then Mr. Skinner would be entitled to severance compensation equal to 18 months of his average monthly compensation. In connection with a change in control of MVB, the following circumstances would give rise to Mr. Skinner having “good reason” to terminate his employment: a material diminution of his authority, duties or responsibilities; a decrease in his base salary; or a change in the geographical location of his assigned office location of more than 50 miles. Mr. Skinner has also agreed to certain non-competition and non-solicitation of customers and employees covenants that will extend for a period of 12 calendar months following any termination of his employment with MVB.
Post-Merger Employment Terms of Chief Financial Officer
Following entering into the merger agreement with IFH, MVB announced on September 14, 2022, its intention to appoint Steven E. Crouse as MVB’s Chief Financial Officer, contingent on, and effective following, the planned merger with IFH. Mr. Crouse currently serves as Executive Vice President and Chief Financial Officer of IFH and West Town Bank. In connection with his planned appointment, MVB and Mr. Crouse have entered into an offer letter (the “Offer Letter”) setting forth the terms of his post-merger employment with MVB. Under the Offer Letter, Mr. Crouse will receive an initial annual base salary of $300,000 and will be granted stock options covering 5,000 shares of MVB common stock, vesting over five years, at the then current market value as of his first day of employment. Mr. Crouse will also be eligible to participate in the MVB Executive Incentive Compensation Plan prorated to his start date, with an initial cash incentive target of 25% of base salary, with a maximum cash incentive potential of up to 37.5% of base salary. The Offer Letter also provides that he will be eligible to participate in the MVB Long-Term Incentive Plan, with a long-term incentive target of 25% of base salary in time and performance based restricted stock units. During his employment, Mr. Crouse will be reimbursed for job related expenses and will be eligible for vacation and sick leave, prorated based on start date, as well as being eligible to participate in all health and welfare benefit plans currently offered by IFH.

Treatment of IFH Restricted Stock Awards
The merger agreement provides that each award outstanding under IFH’s equity plans in respect of a share of IFH common stock that is subject to vesting, repurchase or lapse restrictions that is unvested or contingent and outstanding immediately prior to the closing of the merger will fully vest at the closing of the merger and automatically be cancelled and converted into the right to receive the merger consideration. The below table provides, with respect to each of IFH’s directors and executive officers, the value of the unvested restricted stock that will fully vest at the closing of the merger, in each case based on ownership information as of November 30, 2022.
Name of Individual	Number of Unvested Restricted Shares	Total $ Value of Unvested Restricted Shares(1)
Non-Employee Directors
Marc H. McConnell	3,200	$136,832
Dr. Jeffrey Moore	1,600	68,416
Randy Ramsey	1,600	68,416
Joseph T. Snyder	1,600	68,416
Jimmy Stallings	1,600	68,416
Sandra Warren	1,600	68,416
David G. Wicklund	1,600	68,416

Executive Officers
Eric J. Bergevin(2)	13,000	555,880
Michael Breckheimer	6,200	265,112
Steven E. Crouse	4,200	179,592
Melissa Marsal	6,200	265,112
A. Riddick Skinner	5,708	244,074
Totals:	48,108	$2,057,098
(1)
To calculate the value of the unvested restricted shares of IFH common stock held by the applicable individuals, we have assumed a value of MVB’s common stock of $35.34, which was the average closing market price of a share of the MVB common stock over the first five business days following the first public announcement of the merger on August 12, 2022 (inclusive of the announcement date). The $35.34 has then been multiplied by the 1.21 exchange ratio, to arrive at a value for each share of IFH common stock for which vesting is accelerated of $42.76.

(2)	Mr. Bergevin is the only employee of IFH that is also a director of IFH.
Treatment of IFH Stock Options
As further described under the section entitled “The Merger Agreement—Treatment of IFH Equity Awards” beginning on page 123, the merger agreement provides that each IFH Stock Option, whether vested or unvested, that is outstanding immediately prior to the effective time of the merger will be assumed by MVB and shall be converted into an option to purchase MVB common stock. While the terms of the merger agreement do not automatically accelerate the vesting of such IFH Stock Options, the unvested IFH Stock Options will automatically vest under the terms of IFH’s existing omnibus equity plans if, within 180 days following the closing of the merger, an option holder ceases to provide any services to MVB or MVB Bank as an employee, consultant or director as a result of MVB’s termination of such relationship other than for cause. Since no director of IFH will continue as a director of MVB or MVB Bank following consummation of the merger, all of the directors’ unvested stock options (other than Mr. Bergevin, who will continue as an MVB employee) will vest and become exercisable at closing of the merger.
As of November 30, 2022, non-employee directors of IFH held an aggregate of 10,001 unvested IFH Stock Options that would vest and become exercisable following the closing of the merger. The aggregate value of in-the-money IFH Stock Option awards held by these non-employee directors, and for which vesting would be accelerated following the merger, is estimated at $265,706. This value was determined by assuming a per share value of MVB common stock of $42.76 and then subtracting from this price the quotient obtained by dividing the current exercise price of each IFH Stock Option by the 1.21 exchange ratio. Using this same methodology, the aggregate value of in-the-money IFH Stock Option awards held by IFH executive officers for which vesting would be accelerated following the merger is estimated at $84,615. This amount excludes any unvested IFH Stock Options held by Messrs. Bergevin, Breckheimer, Crouse and Skinner, since such executive officers will continue employment with MVB Bank following the merger closing, which would not cause vesting of such options under the existing terms of IFH’s omnibus equity plans.
Indemnification and Insurance
As described in more detail under “The Merger Agreement—Covenants and Agreements—Director and Officer Indemnification and Insurance,” following the effective time of the merger MVB will indemnify and hold harmless the present and former directors and officers of IFH and its subsidiaries against any costs, expenses, or liabilities pertaining to matters occurring at or prior to the closing of the merger to the same extent as such persons are indemnified pursuant to the articles of incorporation, bylaws or governing or organizational documents of IFH or any of its subsidiaries. MVB also has agreed, for a period of six years after the effective time of the merger, to provide coverage to present and former directors and officers of IFH pursuant to IFH’s existing directors’ and officers’ liability insurance (or at least the same coverage under policies from a substantially comparable insurer).
Agreement with IFH Chairman McConnell on Continued Service
Mr. Marc McConnell, chairman of the board of IFH, is currently a board representative of IFH on the Dogwood State Bank board of directors. IFH has a non-controlling investment in Dogwood State Bank and is currently entitled to certain board appointment rights. Following closing of the merger, MVB has agreed with Mr. McConnell to continue to have him serve as one of MVB’s board representatives on the Dogwood State Bank board so long as MVB retains such investment and is entitled to board representative appointment rights. Mr. McConnell may receive compensation from Dogwood State Bank for service on that bank’s board of directors.
Governance of the Combined Company After the Merger
Boards of Directors and Committees of the Combined Company and the Combined Bank
At the effective time, the Board of Directors of MVB, and the committees thereof, shall remain unchanged and shall consist of the directors of MVB immediately prior to the effective time, each of whom shall serve as the directors of MVB until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.
Management of the Combined Company after the Merger
The executive officers of MVB shall continue as executive officers of MVB immediately after the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal. Contingent upon the closing of the merger, Mr. Eric J. Bergevin will serve as MVB’s Executive Vice President, Chief Revenue Officer, and Mr. Steven E. Crouse will serve as MVB’s Chief Financial Officer.
Name and Headquarters
The name of the surviving corporation and surviving bank will be MVB Financial Corp. and MVB Bank, Inc., respectively. The headquarters of MVB and the main office of MVB Bank will be located in Fairmont, West Virginia.
Accounting Treatment
MVB and IFH prepare their respective financial statements in accordance with GAAP. The merger will be accounted for as an acquisition of IFH by MVB under the acquisition method of accounting, and MVB will be treated as the acquirer for accounting purposes.
Regulatory Approvals
To complete the merger, MVB and IFH need to obtain approvals or consents from, or make filings with, a number of U.S. federal and state bank and other regulatory authorities. Subject to the terms of the merger agreement, MVB and IFH have agreed to cooperate with each other and use reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, make such filings as soon as practical and in no event later than sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, regulatory agencies and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement (including the merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such regulatory agencies and governmental entities. The term “requisite regulatory approvals” means all regulatory authorizations, consents, orders and approvals from the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) for the merger and notice to the Illinois Department of Financial and Professional Regulation (“IDFPR”) of the merger and the approval of the Federal Deposit Insurance Corporation (the “FDIC”) and the West Virginia Division of Financial Institutions (“WVDFI”) for the bank merger as well as notice to the IDFPR of the bank merger, along with any other approvals set forth in the merger agreement which are necessary to consummate the transactions contemplated by the merger agreement, including the merger and the bank merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a material adverse effect on MVB, as the survivor in the merger, or any of its subsidiaries. The initial submission of the bank merger regulatory applications occurred on October 11, 2022 and the initial submission of the merger regulatory application occurred on October 14, 2022.
Under the terms of the merger agreement, MVB and IFH will not be required to take actions or agree to conditions in connection with obtaining the foregoing permits, consents, approvals and authorizations of governmental entities that would reasonably be expected to have a material adverse effect on MVB and its subsidiaries, taken as a whole, after giving effect to the merger and the bank merger (a “materially burdensome regulatory condition”).
The approval of an application means only that the regulatory criteria for approval have been satisfied or waived. It does not mean that the approving authority has determined that the consideration to be received by IFH shareholders in the merger is fair. Regulatory approval does not constitute an endorsement or recommendation of the merger.
There can be no assurance that all of the regulatory approvals described below will be obtained and, if obtained, there can be no assurances regarding the timing of the approvals, the companies’ ability to obtain the approvals on satisfactory terms or the absence of litigation challenging such approvals. In addition, there can be no assurance that such approvals will not impose conditions or requirements that, individually or in the aggregate, would or could reasonably be expected to have a material adverse effect on the financial condition, results of operations, assets or business of MVB following the completion of the merger. There can likewise be no assurances that U.S. federal or state regulatory authorities will not attempt to challenge the merger or, if such a challenge is made, what the result of such challenge will be.
Federal Reserve Board, the FDIC and WVDFI
The merger is subject to the approval of the Federal Reserve Board pursuant to section 3 of the BHC Act with respect to the merger and the bank merger is subject to the approval of the FDIC pursuant to section 18(c)(2)(B) of the Federal Deposit Insurance Act (the “Bank Merger Act”). The Federal Reserve Board and the FDIC take into consideration a number of factors when acting on applications under section 3 of the BHC Act and the Bank Merger Act, respectively. These factors include the effect of the merger on competitiveness in affected banking markets, the financial and managerial resources (including consideration of the capital adequacy, liquidity, and earnings performance, as well as the competence, experience and integrity of the officers, directors and principal shareholders, and the records of compliance with applicable laws and regulations) and future prospects of the combined organization. The Federal Reserve Board and the FDIC also consider the effectiveness of the applicant in combatting money laundering, the convenience and needs of the communities to be served, as well as the extent to which the proposal would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Neither the Federal Reserve Board nor the FDIC may approve a proposal that would have significant adverse effects on competition or on the concentration of resources in any banking market.
In considering an application under section 3 of the BHC Act and the Bank Merger Act, the Federal Reserve Board and the FDIC each also reviews the records of performance of the relevant insured depository institutions under the Community Reinvestment Act (the “CRA”), pursuant to which the Federal Reserve Board and the FDIC must also take into account the record of performance of each of MVB and IFHI in meeting the credit needs of the entire community, including low- and moderate-income neighborhoods, served by their depository institution subsidiaries. As part of the review process in merger transactions, the Federal Reserve Board and the FDIC each frequently receive protests from community groups and others. In their most recent CRA performance evaluations, MVB Bank received an overall “satisfactory” regulatory rating and West Town Bank received an overall “satisfactory” regulatory rating, respectively.
In addition, in connection with an interstate merger and bank merger transaction, the Federal Reserve Board and the FDIC each consider certain additional factors under the Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994, as amended (the “Riegle-Neal Act”), including the capital position of the acquiring bank holding company or bank, as the case may be, state laws regarding the minimum age of the bank to be acquired, the concentration of deposits on a nationwide and statewide basis, and compliance with any applicable state community reinvestment and antitrust laws. Under the Riegle-Neal Act, the FDIC may approve an interstate bank merger transaction only if each constituent bank is adequately capitalized at the time the relevant application for such transaction is filed, and it determines that the resulting bank will be well capitalized and well managed upon the consummation of the transaction.
Furthermore, the BHC Act and the Bank Merger Act require published notice of, and the opportunity for public comment on, the applications to the Federal Reserve Board and the FDIC. Each of the Federal Reserve Board and the FDIC takes into account the views of third-party commenters, particularly on the subject of the merging parties’ CRA performance and record of service to their communities. Each of the Federal Reserve Board and the FDIC is also authorized to hold one or more public hearings or meetings if it determines that such hearings or meetings would be appropriate. The receipt of written comments or any public meeting or hearing could prolong the period during which the applicable application is under review.
The initial submission of the applications to the FDIC occurred on October 11, 2022 and to the Federal Reserve on October 14, 2022.
The bank merger is also subject to approval by the the WVDFI. If the WVDFI determines that the following findings are accurate, then the WVFDI shall approve the application: (i) the proposed transaction will not be detrimental to the safety and soundness of the applicant or the resulting bank, including that local conditions assure reasonable promise of successful operation of the proposed bank branch; (ii) any new officers and directors of the resulting bank are qualified by character, experience and financial responsibility to direct and manage the resulting bank; (iii) the acquired branch offices will provide suitable physical facilities for their integrated business; (iv) establishment of the proposed bank branch would not result in a substantial reduction of competition in any section of the State of West Virginia unless the anticompetitive effects of the proposed action are clearly outweighed in the public interest by the probable effect of the action in meeting the convenience and needs of the community to be served, or result in a monopoly, or be in furtherance of any combination or conspiracy to monopolize, or any attempt to monopolize the business of banking in any section of the State of West Virginia; (v) the proposed merger is consistent with the convenience and needs of the communities to be served by the resulting bank in the State of West Virginia and is otherwise in the public interest; and (vi) the new branch is in conformity with, and would be permitted under the laws of the state where the branch is to be located.
Department of Justice
In addition to the Federal Reserve Board and the FDIC, the Antitrust Division of the Department of Justice (the “DOJ”) conducts a concurrent competitive review of the merger to analyze the merger’s competitive effects and determine whether the merger would result in a violation of the antitrust laws. Transactions approved under section 3 of the BHC Act or the Bank Merger Act generally may not be completed until thirty (30) days after the approval of the applicable federal agency is received, during which time the DOJ may challenge the transaction on antitrust grounds. With the approval of the applicable federal agency and the concurrence of the DOJ, the waiting period may be reduced to no less than fifteen (15) days. The commencement of an antitrust action would stay the effectiveness of such an approval unless a court specifically ordered otherwise. In reviewing the merger, the DOJ could analyze the merger’ effect on competition differently than the Federal Reserve Board, and, thus, it is possible that the DOJ could reach a different conclusion than the Federal Reserve Board regarding the merger’ effects on competition. A determination by the DOJ not to object to the merger may not prevent the filing of antitrust actions by private persons or state attorneys general. There can be no assurance if and when DOJ clearance will be obtained, or as to the conditions or limitations that such DOJ approval may contain or impose.
Additional Regulatory Approvals and Notices
Additional notifications and/or applications requesting approval may be submitted to various other federal, state and non-U.S. regulatory authorities and self-regulatory organizations.
Stock Exchange Listings
MVB common stock is listed for trading on NASDAQ under the symbol “MVBF.” IFH voting common stock is traded on OTCQX under the symbol “IFHI.”
Under the terms of the merger agreement, MVB will cause the shares of MVB common stock to be issued in the merger to be approved for listing on NASDAQ, subject to official notice of issuance. The merger agreement provides that neither MVB nor IFH will be required to complete the merger if such shares are not authorized for listing on NASDAQ, subject to notice of issuance. Following the merger, shares of MVB common stock will continue to be traded on NASDAQ.
Appraisal or Dissenters’ Rights in the Merger
Holders of MVB common stock are not entitled to dissenters’ rights under the WVBCA in connection with the merger.
Holders of IFH common stock who are entitled to vote on the merger have a right to demand payment in cash of the “fair value” of their shares of IFH common stock. Shareholders of IFH who receive a fair value cash payment will not be entitled to receive any shares of MVB common stock offered in the merger. Under North Carolina law, “fair value” of shares generally means the value of the corporation’s shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable; (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal; and (iii) without discounting for lack of marketability or minority status.
Article 13 of the NCBCA sets forth the rights of IFH’s shareholders who wish to demand fair value payments for their shares. The following is a summary of the material terms of the statutory procedures to be followed by a holder of IFH’s common stock in order to perfect appraisal rights under the NCBCA. A copy of Article 13 of the NCBCA is attached as Annex E hereto.
Requirements of Appraisal Rights
If an IFH shareholder elects to exercise the right to demand appraisal and is a holder of IFH’s common stock, such shareholder must satisfy all of the following conditions:
•	The shareholder must be entitled to vote on the merger.
•
The shareholder must deliver to IFH, before the vote on approval or disapproval of the merger agreement is taken, written notice of the shareholder’s intent to demand payment if the plan of merger is effectuated. This notice must be in addition to and separate from any proxy or vote against the plan of merger. Neither voting against, abstaining from voting, nor failing to vote on the plan of merger will constitute a notice within the meaning of Article 13.

•
The shareholder must not vote, or cause or permit to be voted, any shares in favor of the plan of merger. A failure to vote will satisfy this requirement, as will a vote against the plan of merger, but a vote in favor of the plan of merger, by proxy or in person, or the return of a signed proxy which does not specify a vote against approval of the plan of merger or contain a direction to abstain, will constitute a waiver of the shareholder’s appraisal rights.

If the requirements above are not satisfied and the plan of merger becomes effective, a holder of IFH’s common stock will not be entitled to payment for such shareholder’s shares under the provisions of Article 13.

Required Notice to IFH
Written notices of intent to demand payment should be addressed to the IFH headquarters office location at Integrated Financial Holdings, Inc., 8450 Falls of Neuse Road, Suite 202, Raleigh, NC 27615. The notice must be executed by the holder of record of shares of IFH’s common stock. A beneficial owner may assert appraisal rights only with respect to all shares of IFH’s common stock of which it is the beneficial owner. With respect to shares of IFH’s common stock which are owned of record by a voting trust or nominee, the beneficial owner of such shares may exercise appraisal rights only if such beneficial owner also submits to IFH (or MVB following the effective date of the plan of merger) the record holder’s written consent to such exercise not later than the Demand Deadline (as defined below). A record holder, such as a broker, who holds shares of IFH common stock as a nominee for others, may exercise appraisal rights with respect to the shares held by all or less than all beneficial owners of shares as to which such person is the record holder, provided such record holder exercises appraisal rights with respect to all shares beneficially owned by any particular beneficial shareholder. In such case, the notice submitted by such nominee as record holder must set forth the name and address of the beneficial shareholder who is demanding payment.
Appraisal Notice from MVB
If the plan of merger becomes effective, MVB will be required to deliver a written appraisal notice and form to all shareholders who have satisfied the requirements described under the heading “—Requirements of Appraisal Rights” above. The appraisal notice and form must be sent by MVB no earlier than the effective date of the plan of merger and no later than ten days after such effective date. The appraisal notice and form must:
•
Identify the first date of any announcement of the principal terms of the merger to the shareholders. If such an announcement was made, the form must require the shareholder to certify whether beneficial ownership of the shares was acquired before that date. For more information regarding this requirement, see “—After-Acquired Shares” below.

•	Require the shareholder to certify that the shareholder did not vote for or consent to the transaction.
•	State where the appraisal form is to be returned, where certificates for certificated shares must be deposited, and the date by which such certificates must be deposited.
•
State a date by which MVB must receive the appraisal form from the shareholder, known as the “Demand Deadline.” The date may not be less than 40 nor more than 60 days after the date the appraisal notice and form are sent.

•	State that if the appraisal form is not received by MVB by the specified date, the shareholder will be deemed to have waived the right to demand appraisal.
•	Provide an estimate of the fair value of the shares by MVB (as successor to IFH).
•
Disclose that, if requested in writing by the shareholder, MVB will disclose within ten days after the Demand Deadline the number of shareholders who have returned their appraisal forms and the total number of shares owned by them.

•	Establish a date within 20 days of the Demand Deadline by which shareholders can withdraw the request for appraisal.
•	Include a copy of Article 13 of the NCBCA.
Perfection of Rights
A shareholder who receives an appraisal notice from MVB must demand payment by signing and returning the appraisal form included with the notice and, in the case of certificated shares, deposit his or her share certificates in accordance with the terms of the appraisal notice. Shareholders should respond to the appraisal form’s request discussed above regarding when beneficial ownership of the shares was acquired. A failure to provide this certification allows MVB to treat the shares as “after-acquired shares” subject to MVB’s authority to delay payment as described under the heading “—After-Acquired Shares” below. Once a shareholder deposits his or her certificates or, in the case of uncertificated shares, returns the signed appraisal form, the shareholder loses all rights as a shareholder unless a timely withdrawal occurs as described below. A shareholder who does not sign and return the appraisal form and, in the case of certificated shares, fails to deposit the shares, prior to the Demand Deadline is not entitled to payment under Article 13.

A shareholder who has complied with all the steps required for appraisal may thereafter decline to exercise appraisal rights and withdraw from the appraisal process by notifying MVB in writing. The appraisal notice will include a date by which the withdrawal notice must be received. Following this date, a shareholder may only withdraw from the appraisal process with MVB’s consent.
Payment to Shareholders Demanding Appraisal
Within 30 days after the Demand Deadline, MVB is required to pay each shareholder that has perfected their appraisal rights the amount that MVB estimates to be the fair value of such shareholder’s shares, plus interest accrued from the effective date of the plan of merger to the date of payment. The payment must be accompanied by the following:
•
IFH’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any;

•	a statement of MVB’s estimate of the fair value of the shares, which must equal or exceed MVB’s estimate in the earlier-circulated appraisal notice; and
•
a statement that the shareholder has the right to submit a final payment demand as described below and that the shareholder will lose the right to submit a final payment demand if he or she does not act within the specified time frame.

Final Payment Demand by Shareholders
A shareholder who is dissatisfied with the amount of the payment received from MVB may notify MVB in writing of such shareholder’s own estimate of the fair value of the shares (other than after-acquired shares, as discussed below) and the amount of interest due, and demand payment of the excess of this estimate over the amount previously paid by MVB. A shareholder who does not submit a final payment demand within 30 days after receiving MVB’s payment is only entitled to the amount previously paid.
After-Acquired Shares
MVB may withhold payment with respect to any shares which a shareholder failed to certify on the appraisal form as being beneficially owned prior to the date stated in the appraisal notice as the date on which the principal terms of the merger were first announced. If MVB withholds payment, it must, within 30 days after the Demand Deadline:
•
provide affected shareholders with IFH’s most recently available balance sheet, income statement, and statement of cash flows as of the end of or for the fiscal year ending not more than sixteen months before the date of payment, and the latest available quarterly financial statements, if any;

•	provide MVB’s estimate of the fair value of their shares, plus interest;
•	inform such shareholders that they may accept MVB’s estimate of the fair value of their shares, plus interest, in full satisfaction of their claim or submit a final payment demand;
•	inform such shareholders that if they wish to accept MVB’s estimate of the fair value of their shares, plus interest, they must notify MVB within 30 days of receipt of the offer; and
•	inform such shareholders that those shareholders that do not properly demand appraisal will be deemed to have accepted MVB’s estimate of the fair value of their shares, plus interest.
MVB must send payment to any such shareholder that accepts MVB’s offer within ten days after receiving their acceptance. Shareholders who are dissatisfied with the offer must reject the offer and demand payment of the shareholder’s own estimate of the fair value of the shares, plus interest. If a shareholder does not explicitly accept or reject MVB’s offer within 30 days, he or she will be deemed to have accepted the offer. MVB must send payment to any such shareholders within 40 days after sending the notice regarding withholding of payment.
Judicial Appraisal of Shares
If MVB does not pay the amount demanded pursuant to a shareholder’s final payment demand, it must commence a proceeding in the Superior Court Division of the General Court of Justice within 60 days after receiving the final demand. The purpose of the proceeding is to determine whether the shareholder complied with the requirements of Article 13 of the NCBCA and the fair value of the shares and the interest due. If MVB does not commence the proceeding within the 60-day period, it must pay each shareholder demanding appraisal the amount demanded, plus interest. All shareholders whose payment demands remain unsettled will be parties to the action. The proceeding is against the shareholders’ shares and not against shareholders personally. There is no right to a jury trial. Each shareholder who is a party to the proceeding will be entitled to judgment for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount already paid by MVB to the shareholder for the shares, if any.
The court will determine all court costs of the proceeding and will assess the costs against MVB, except that the court may assess costs against some or all of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by Article 13. The court may also assess expenses (including legal fees) for the respective parties, in the amounts the court finds equitable: (1) against MVB if the court finds that it (or IFH) did not comply with the statutes or (2) against MVB or the shareholder demanding appraisal, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith. If the court finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that the expenses should not be assessed against MVB, it may direct that the expenses be paid out of the amounts awarded to the shareholders who were benefited.
If MVB fails to make a required payment to a shareholder under Article 13, the shareholder entitled to payment can commence an action against MVB as successor to IFH directly for the amount owed and recover the expenses of that action.

THE MERGER AGREEMENT
This section of the joint proxy statement/prospectus describes the material terms of the merger agreement. The description in this section and elsewhere in this joint proxy statement/prospectus is subject to, and qualified in its entirety by reference to, the complete text of the merger agreement, which is attached as Annex A to this document and incorporated by reference herein. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. We urge you to read the full text of the merger agreement, as it is the legal document governing the merger. This section is not intended to provide you with any factual information about MVB or IFH. Such information can be found elsewhere in this joint proxy statement/prospectus and in the public filings MVB makes with the SEC, as described in the section entitled “Where You Can Find More Information” beginning on page 159 of this joint proxy statement/prospectus.
Explanatory Note Regarding the Merger Agreement
The merger agreement and this summary of terms are included to provide you with information regarding the terms of the merger agreement. Factual disclosures about MVB and IFH contained in this joint proxy statement/prospectus or in the public reports of MVB filed with the SEC may supplement, update or modify the factual disclosures about MVB and IFH contained in the merger agreement. The merger agreement contains representations and warranties by IFH, on the one hand, and by MVB, on the other hand, made solely for the benefit of the other. The representations, warranties and covenants made in the merger agreement by MVB and IFH were qualified and subject to important limitations agreed to by MVB and IFH in connection with negotiating the terms of the merger agreement. In particular, in your review of the representations and warranties contained in the merger agreement and described in this summary, it is important to bear in mind that the representations and warranties were negotiated with the principal purpose of establishing circumstances in which a party to the merger agreement may have the right not to consummate the merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the merger agreement, rather than establishing matters as facts. The representations and warranties also may be subject to a contractual standard of materiality different from that generally applicable to shareholders and reports and documents filed with the SEC, and some were qualified by the matters contained in the confidential disclosure schedules that MVB and IFH each delivered in connection with the merger agreement and certain documents filed with the SEC. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this joint proxy statement/prospectus, may have changed since the date of the merger agreement. Accordingly, the representations and warranties in the merger agreement should not be relied on by any persons as characterizations of the actual state of facts about MVB and IFH at the time they were made or otherwise.
Structure of the Merger
Each of IFH’s and MVB’s respective boards of directors has unanimously approved and adopted the merger agreement. The merger agreement provides for the merger of IFH with MVB, with MVB continuing as the surviving entity. Following the completion of the merger, West Town Bank, a wholly owned subsidiary of IFH, and MVB Bank, a wholly owned subsidiary of MVB, will merge, with MVB Bank as the surviving bank in the bank merger.
Prior to the consummation of the merger, MVB and IFH may, by mutual agreement, change the method or structure of effecting the combination of MVB and IFH if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however that no such change may (i) alter or change the exchange ratio or the number of shares of MVB common stock received by holders of IFH common stock in exchange for each share of IFH common stock; (ii) adversely affect the tax treatment of IFH’s shareholders or MVB’s shareholders pursuant to the merger agreement; (iii) adversely affect the tax treatment of IFH or MVB pursuant to the merger agreement; or (iv) materially impede or delay the consummation of the transactions contemplated by the merger agreement in a timely manner.
Merger Consideration
Each share of IFH common stock issued and outstanding immediately prior to the effective time, except for shares of IFH common stock owned by IFH as treasury stock or owned by IFH or MVB or a subsidiary of either

(in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and except for shares for which appraisal rights have been exercised, will be converted into the right to receive 1.21 shares of MVB common stock (the “exchange ratio”).
The merger agreement provides that IFH may terminate the merger agreement if (i) the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on the trading day prior to the determination date (which we refer to as the “MVB market value”) is less than 82.5% of the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on August 11, 2022 (which we refer to as the “starting date”), the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement (which we refer to as the “initial MVB market value”), and (ii) the number obtained by dividing the MVB market value by the initial MVB market value is less than the number obtained by dividing the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the trading day prior to the determination date by the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the starting date and subtracting 0.175 from such quotient. If IFH elects to terminate the merger agreement in that instance, MVB may elect to reinstate the merger agreement by adjusting the exchange ratio to increase the stock consideration (or MVB may make up such difference in cash). If MVB makes such election to reinstate the merger agreement, then no termination will occur and the merger agreement will remain in effect according to its terms (except the consideration, which will have been adjusted). Accordingly, at the time of the MVB special meeting and the IFH special meeting, shareholders will not know or be able to definitively calculate the market price of MVB common stock that they will receive upon completion of the merger. If MVB shareholders approve the MVB merger proposal, such approval will include any MVB shareholder approval required for MVB to issue any additional shares and/or cash up to the amount specified in the merger agreement to reinstate the merger agreement to prevent termination.
If the outstanding shares of IFH common stock or MVB common stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there is any extraordinary dividend or distribution, an appropriate and proportionate adjustment will be made to the exchange ratio to give IFH shareholders the same economic effect as contemplated by the merger agreement prior to such event.
Fractional Shares
MVB will not issue any fractional shares of MVB common stock in the merger. Instead, a former holder of IFH common stock who otherwise would have received a fraction of a share of MVB common stock will receive an amount in cash rounded to the nearest cent. This cash amount will be determined by multiplying (i) the average of the closing-sale prices of MVB common stock on NASDAQ as reported by the Wall Street Journal for the consecutive period of five (5) full trading days ending on the date preceding the closing date of the merger by (ii) the fraction of a share (after taking into account all shares of IFH common stock held by such holder immediately prior to the effective time and rounded to the nearest one thousandth when expressed in decimal form) of MVB common stock which such holder would otherwise be entitled to receive.
Governing Documents
Effective as of the effective time, the bylaws of MVB will continue to be the bylaws for the combined company and the articles of incorporation will continue to be the articles of incorporation of the surviving corporation.
Treatment of IFH Equity Awards
Stock Options
The merger agreement provides that, at the effective time, each option granted by IFH to purchase shares of IFH common stock under an IFH stock plan, whether vested or unvested, that is outstanding and unexercised immediately prior to the effective time (a “IFH Stock Option”) shall without any further action on the part of any holder thereof, be assumed by MVB and shall be converted into an option to purchase MVB common stock (a “Purchaser Stock Option”). Each such Purchaser Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the IFH Stock Option immediately prior to the effective time. As of the effective time, each such Purchaser Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of MVB common stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of IFH common stock subject to such IFH Stock Option, multiplied by (ii) 1.21, at an exercise price per share of MVB common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of IFH common stock subject of such IFH Stock Option by (B) 1.21, provided, that the exercise price and the number of shares of MVB common stock subject to the Purchaser Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and, in the case of IFH Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code.
Restricted Stock Awards
Immediately prior to the effective time (but contingent upon the closing), each award in respect of a share of IFH common stock subject to vesting, repurchase or other lapse restriction granted under an IFH stock plan that is unvested or contingent and outstanding immediately prior to the effective time (a “IFH Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such IFH Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be cancelled and converted automatically into the right to receive merger consideration in respect of each such share of IFH common stock under such IFH Restricted Stock Award, less applicable withholding taxes.
Other Equity Awards
At the effective time, each equity award other than an IFH Stock Option or an IFH Restricted Stock Award (an “Other IFH Equity Award”), whether or not then vested or free of conditions to payment, automatically and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive a number of shares of MVB common stock equal to the product of (i) the number of shares of IFH common stock subject to such Other IFH Equity Award multiplied by (ii) 1.21, with cash payable in lieu of fractional shares. MVB shall issue Other IFH Equity Award, net of applicable tax withholdings, which shall be accomplished through the withholding of shares of MVB common stock with a value equal to the applicable tax withholding obligation, within five (5) business days following the closing date.
Closing and Effective Time of the Merger
The merger will become effective at such date and time specified in the articles of merger to be filed with the Secretary of State of the State of West Virginia and the articles of merger to be filed with the Secretary of State of the State of North Carolina, or at such other date and time provided by applicable law. The closing will occur remotely by electronic exchange of documents no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of all of the conditions set forth in the merger agreement (other than those conditions that by their nature can only be satisfied at the closing, but subject to the satisfaction or waiver thereof), unless another date and/or time is agreed to in writing by MVB and IFH.
Exchange of Shares
Exchange Procedures
As promptly as practicable after the effective time, but in no event later than ten (10) business days thereafter, MVB will cause the exchange agent to mail to each holder of record of one (1) or more old certificates (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include certificates or book-entry account statements) representing shares of IFH common stock immediately prior to the effective time a letter of transmittal and instructions for use in effecting the surrender of such old certificate(s) in exchange for new certificates (which, for purposes of this joint proxy statement/prospectus, shall be deemed to include certificates or, at MVB’s option, evidence in book-entry form) representing the number of whole shares of MVB common stock and any cash in lieu of fractional shares, which shares of IFH common stock represented by such old certificate(s) shall have been converted into the right to receive pursuant to the merger agreement, as well as any dividends or distributions to be paid as described in “—Dividends and Distributions” below.
If an old certificate for IFH common stock has been lost, stolen or destroyed, the exchange agent will issue the consideration in the merger upon receipt of (i) an affidavit of that fact by the claimant and (ii) if required by

MVB or the exchange agent, the posting of a bond in an amount as MVB or the exchange agent may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such old certificate.
After the effective time, there will be no further transfers on the stock transfer books of IFH of IFH common stock that were issued and outstanding immediately prior to the effective time.
Withholding
MVB will be entitled to deduct and withhold, or cause the exchange agent to deduct and withhold, from any cash in lieu of fractional shares, any dividends or distributions or any other cash amounts payable under the merger agreement to any holder of IFH common stock or equity awards such amounts it is required to deduct and withhold under the Code or any provision of state, local, or foreign tax law. If any such amounts are withheld and paid over to the appropriate governmental authority, such amounts will be treated for all purposes of the merger agreement as having been paid to the holder from whom they were withheld.
Dividends and Distributions
No dividends or other distributions declared with respect to MVB common stock will be paid to the holder of any unsurrendered old certificate representing shares of IFH common stock until the holder surrenders such old certificate in accordance with the merger agreement. After the surrender of an old certificate in accordance with the merger agreement, the record holder thereof will be entitled to receive any such dividends or other distributions, without any interest, which had previously become payable with respect to the whole shares of MVB common stock which the shares of IFH common stock, represented by such old certificate have been converted into the right to receive under the merger agreement.
Representations and Warranties
The merger agreement contains representations and warranties made by IFH to MVB and MVB to IFH relating to a number of matters, including the following:
•	corporate matters, including due organization and qualification and subsidiaries;
•	capitalization;
•	authority relative to execution and delivery of the merger agreement and the absence of conflicts with, or violations of, organizational documents or other obligations as a result of the mergers;
•	required governmental and other regulatory and self-regulatory filings and consents and approvals in connection with the mergers;
•	reports to regulatory authorities;
•	financial statements, internal controls, books and records, and absence of undisclosed liabilities;
•	broker’s fees payable in connection with the merger;
•	the absence of certain changes or events;
•	legal proceedings;
•	tax matters;
•	employee matters and employee benefit matters;
•	compliance with applicable laws;
•	certain material contracts;
•	absence of agreements with regulatory authorities;
•	risk management instruments;
•	environmental matters;
•	investment securities and commodities;

•	real property;
•	intellectual property;
•	related party transactions;
•	inapplicability of takeover statutes;
•	absence of action or circumstance that would prevent the merger from qualifying as a reorganization under Section 368(a) of the Code;
•	opinions from each party’s respective financial advisor(s);
•	the accuracy of information supplied for inclusion in this joint proxy statement/prospectus and other similar documents;
•	loan portfolio matters;
•	insurance matters;
•	information security;
•	IFH’s cannabis business; and
•	IFH’s mortgage banking business.
The representations and warranties in the merger agreement are (i) subject, in some cases, to specified exceptions and qualifications contained in the confidential disclosure schedules delivered by MVB and IFH, respectively, and (ii) qualified by the reports of MVB filed with the SEC during the period from January 1, 2019 through the time prior to the execution and delivery of the merger agreement (excluding, in each case, any risk factor disclosures in the risk factor section or any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature).
In addition, certain representations and warranties of MVB and IFH are qualified as to “materiality” or “material adverse effect.” For purposes of the merger agreement, a “material adverse effect,” when used in reference to either MVB and IFH or MVB as the surviving entity in the merger, means a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries taken as a whole or (ii) the ability of such party to timely consummate the transactions contemplated hereby.
However, with respect to clause (i), a material adverse effect will not be deemed to include the impact of:
•	changes, after the date of the merger agreement, in U.S. generally accepted accounting principles or applicable regulatory accounting requirements;
•
changes, after the date of the merger agreement, in laws, rules or regulations (including any COVID-19 pandemic measures) of general applicability to companies in the industries in which such party and its subsidiaries operate, or interpretations thereof by courts or governmental entities;

•
changes, after the date of the merger agreement, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market (including equity, credit and debt markets, as well as changes in interest rates) conditions affecting the financial services industry generally and not specifically relating to such party or its subsidiaries (including any such changes arising out of the COVID-19 pandemic or any COVID-19 pandemic measures);

•
changes, after the date of the merger agreement, resulting from hurricanes, earthquakes, tornadoes, floods or other natural disasters or from any outbreak of any disease or other public health event (including the COVID-19 pandemic);

•
public disclosure of the consummation of the transactions contemplated by the merger agreement or actions expressly required by the merger agreement or that are taken with the prior written consent of the other party in contemplation of the transactions contemplated by the merger agreement;

•
a decline in the trading price of a party’s common stock or the failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance or budget, business or strategic plan for any period (provided that the underlying causes of such decline or failure may be taken into account in determining whether a material adverse effect has occurred);

•	the expenses incurred by MVB and IFH in negotiating, documenting, effecting and consummating the transactions contemplated by the merger agreement; or
•
changes proximately caused by the impact of the execution or announcement of the merger agreement and the consummation of the transactions contemplated thereby on relationships with customers or employees (including the loss of personnel subsequent to the date of the merger agreement).

With respect to the first, second, third and fourth bullets described above, to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its subsidiaries operate.
The representations and warranties in the merger agreement do not survive the effective time.
Covenants and Agreements
Conduct of Businesses Prior to the Consummation of the Merger
Prior to the effective time (or earlier termination of the merger agreement), except as expressly contemplated or permitted by the merger agreement, required by law or as consented to in writing by MVB (or, in the case of clause (b), below, IFH) (such consent not to be unreasonably withheld, conditioned or delayed), (a) IFH shall, and shall cause its subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, the services of its employees and its advantageous business relationships, and (b) except as expressly required by the merger agreement, required by law or as consented to in writing by the other party, each of IFH and MVB shall not, and shall cause their respective subsidiaries not to, knowingly take any action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any regulatory agency or other governmental entity required for the transactions contemplated by the merger agreement or to perform its respective covenants and agreements under the merger agreement or to consummate the transactions contemplated by the merger agreement on a timely basis.
Additionally, prior to the effective time (or earlier termination of the merger agreement), except as set forth in the IFH disclosure schedules, as expressly contemplated or permitted by the merger agreement or as required by law, IFH will not take, and will not permit any of its subsidiaries to, without the prior written consent of MVB (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
•
other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of IFH or any of its wholly-owned subsidiaries to IFH or any of its subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;

•	adjust, split, combine or reclassify any capital stock;
•
make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the subsidiaries of IFH to IFH or any of its wholly-owned subsidiaries, or (B) the acceptance of shares of IFH common stock as payment for the exercise price of IFH stock options or for withholding taxes incurred in connection with the exercise of IFH stock options or the vesting or settlement of IFH equity awards, in each case in accordance with past practice and the terms of the applicable award agreements);

•
grant any IFH equity awards (or any similar award that would be an IFH equity award had it been issued under an IFH stock plan) or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock;

•
issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date of the merger agreement in accordance with their terms;

•
sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of the merger agreement;

•
except for transactions in the ordinary course of business consistent with past practice, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned subsidiary of IFH;

•
terminate, materially amend, or waive any material provision of, any material contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to IFH, or enter into any contract that would constitute a material contract if it were in effect on the date of the merger agreement, except for transactions in the ordinary course of business consistent with past practice;

•
except as required under applicable law, the terms of any IFH benefit plan existing as of the date hereof, or as set forth in the IFH disclosure schedules, (i) enter into, establish, adopt, amend or terminate any IFH benefit plan, or any arrangement that would be an IFH benefit plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such IFH benefit plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $100,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any IFH benefit plan, (vi) terminate the employment or services of any employee with an annual base salary (exclusive of commissions) equal to or in excess of $150,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $100,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;

•
settle any material claim, suit, action or proceeding, other than those relating to any foreclosure action by IFH or except in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $100,000 individually or $250,000 in the aggregate and that would not impose any material restriction on the business of it or its subsidiaries or MVB, as the surviving corporation;

•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

•	amend its articles of incorporation, its bylaws or comparable governing documents of its subsidiaries;
•	merge or consolidate itself or any of its subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its subsidiaries;

•
materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, in each case, other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by GAAP or any applicable laws, regulations, guidelines or policies imposed by a governmental entity;

•
take any action that is intended or expected to result in any of its representations and warranties set forth in the merger agreement being or becoming untrue in any material respect at any time prior to the effective time, or in any of the conditions to the merger not being satisfied or in a violation of any provision of the merger agreement, except, in every case, as may be required by applicable law;

•	implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable law;
•
enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any governmental entity;

•
make any loans or extensions of credit except (i) in the ordinary course of business consistent with past practice, (ii) with aggregate outstanding commitments to any borrower or group of related borrowers not in excess of $750,000, (iii) government guaranteed loans with unguaranteed portions not exceeding $1,250,000, or (iv) pursuant to existing commitments; provided, that MVB shall be required to respond to any requests for a consent to make such loan or extension of credit in writing within two (2) business days after the loan package is delivered to MVB;

•
make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, loans or (ii) its investment, risk and asset liability management or hedging practices and policies, in each case except as required by law or requested by a regulatory agency;

•	make, or commit to make, any individual capital expenditures in excess of $100,000;
•
make any tax election in the ordinary course of business that is inconsistent with IFH’s (or its subsidiaries’) prior practices, make any other tax election, change or revoke any material tax election, change an annual tax accounting period, adopt or change any tax accounting method, file any amended tax return, enter into any closing agreement with respect to taxes, or settle any tax claim, audit, assessment or dispute or surrender any right to claim a refund of taxes;

•
make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its subsidiaries;

•
knowingly take any action that is intended to or would reasonably be likely to prevent, materially impede or materially delay the ability of MVB, IFH or their respective subsidiaries to obtain any necessary approvals of any governmental entity required for the merger (including the requisite regulatory approvals) or to perform their covenants and agreements under the merger agreement or to consummate the transactions contemplated thereby;

•
increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner consistent with market conditions and pursuant to policies consistent with past practices;

•
extend or shorten the maturity dates on any loans or extensions of credit or extend or shorten the term on any time deposits except, in each case, as consistent with past practice but, in no event, for a period greater than twelve (12) months; provided, that MVB shall be required to respond to any requests for a consent to such modification within two (2) business days after the request is received by MVB; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.

Prior to the effective time (or earlier termination of the merger agreement), except as set forth in the MVB disclosure schedules, as expressly contemplated or permitted by the merger agreement or as required by law, MVB will not take, and will not permit any of its subsidiaries to, without the prior written consent of IFH (such consent not to be unreasonably withheld, conditioned or delayed), take any of the following actions:
•
amend its articles of incorporation, its regulations or comparable governing documents of its subsidiaries in a manner that would adversely affect the economic benefits of the merger to the holders of the IFH common stock;

•	adjust, split, combine or reclassify any capital stock;
•	adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution of MVB;
•	make any written communications to the employees of IFH or any of its subsidiaries without prior consultation with the IFH and consideration of any IFH comments in good faith;
•
take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or

•	agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the foregoing.
Regulatory Matters
MVB and IFH have agreed to cooperate with each other and use their respective reasonable best efforts to prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, (and in the case of the applications, notices, petitions and filings in respect of the requisite regulatory approvals, use their reasonable best efforts to make such filings as soon as practicable but in no event later than sixty (60) days of the date of the merger agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties, and governmental entities which are necessary or advisable to consummate the transactions contemplated by the merger agreement, and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such governmental entities.
Each of MVB and IFH has agreed to use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the closing, and (ii) avoid or eliminate each and every impediment, including with respect to obtaining the requisite regulatory approvals, so as to enable the closing to occur as soon as possible. Notwithstanding the foregoing, nothing in the merger agreement requires MVB or permits IFH to take, or agree to take, any action, or commit to take any action, or agree to any condition or restriction, in connection with the grant of a requisite regulatory approval, that would reasonably be expected to have a material adverse effect on MVB and its subsidiaries, taken as a whole, after giving effect to the merger.
MVB and IFH have also agreed to furnish each other with all information reasonably necessary or advisable in connection with any statement, filing, notice or application to any governmental entity in connection with the merger and the other transactions contemplated by the merger agreement, as well as to keep each other apprised of the status of matters related to the consummation of the transactions contemplated by the merger agreement.
Employee Matters
The merger agreement provides that, for a period of twelve (12) months after the effective time (or such shorter period if the employee is employed for less than twelve (12) months), MVB shall provide each of the employees of IFH and its subsidiaries who continue to be employed by MVB and its subsidiaries immediately following the effective time (whom we refer to as “Continuing Employees”) with (i) a base salary or wage rate, as applicable, that is no less than the base salary or wage rate, as applicable, provided to the Continuing Employee prior to the effective time, (ii) target cash bonus opportunities that are no less favorable than the target cash bonus opportunities that are generally made available to similarly situated employees of MVB and its subsidiaries and (iii) employee benefits that, in the aggregate, are substantially the same as those that are generally made available to similarly situated employees of MVB and its subsidiaries. Any employee of IFH and its subsidiaries who is not party to a contractual agreement providing for a change in control benefit and who is terminated by

IFH without cause at MVB’s request on the closing date or by MVB without cause within nine (9) months following the closing date, or who voluntarily resigns employment due to involuntary relocation of employee’s principal place of employment to a location which is more than twenty–five (25) miles from the employees principal place of employment immediately prior to the closing date, shall be entitled to certain severance payments.
The merger agreement provides that, with respect to any employee benefit plans of MVB or its subsidiaries in which any continuing employees become eligible to participate on or after the effective time (the “new plans”), MVB will use commercially reasonable efforts to, (i) waive all pre-existing conditions, exclusions or waiting periods with respect to participation and coverage requirements applicable to such continuing employees and their eligible dependents under any new plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under an analogous IFH benefit plan, (ii) provide each such employee and their eligible dependents with credit for any eligible expenses incurred prior to the effective time under an IFH benefit plan (to the same extent that such credit was given under the analogous IFH benefit plan prior to the effective time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any new plan and (iii) recognize all service of such employees with IFH and its subsidiaries for all purposes in any new plan to the same extent such service was taken into account under the analogous IFH benefit plan prior to the effective time. The merger agreement provides that the foregoing service recognition will not apply (a) to the extent it would result in duplication of benefits for the same period of service, (b) for purposes of any defined benefit pension or post-retirement welfare plan or (c) where such service is with respect to a newly established benefit plan of MVB for which similarly situated employees of MVB do not receive past service credit.
If requested by MVB in writing at least fifteen (15) business days prior to the effective time (or sixty (60) days prior to the effective time with respect to IFH’s multi-employer plan), IFH will take all action to amend, freeze, terminate or withdraw from all IFH benefit plans or multi-employer plans immediately prior to the effective time. IFH will, prior to the effective time, (i) terminate the West Town Bank & Trust Supplemental Executive Benefit Plan and (ii) terminate the IFH 401(k) plan effective as of the day immediately prior to the effective time and contingent upon the occurrence of the closing. In addition to the foregoing, prior to the effective time, IFH shall take any and all actions as may be required, including adopting amendments to the IFH 401(k) Plan to permit each participant in the IFH 401(k) Plan who has a loan outstanding at the effective time to make arrangements to continue to repay such loan in accordance with the original amortization schedule until such time as the participant’s 401(k) account balance is distributed. In connection with the termination of the IFH 401(k) Plan and the merger, IFH will provide that (a) all IFH 401(k) Plan participant accounts shall be fully vested, (b) all benefit accruals under the IFH 401(k) Plan will be frozen and no new participants will be admitted to the IFH 401(k) Plan on or after the IFH 401(k) Plan termination date, and (c) any contributions due to the IFH 401(k) Plan for the period before the IFH 401(k) Plan termination date and not yet paid by the IFH 401(k) Plan termination date will be contributed by IFH as soon as administratively feasible after the IFH 401(k) Plan termination date. As soon as practicable following the IFH 401(k) Plan termination date, the account balances in the IFH 401(k) Plan shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Prior to the distribution of account balances in the IFH 401(k) Plan, MVB will take any and all actions as may be required, including adopting amendments to the tax-qualified defined contribution retirement plan designated by MVB to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of outstanding plan loans) at the time of such distribution from the IFH 401(k) Plan in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed to such Continuing Employee from the IFH 401(k) Plan.
Nothing in the merger agreement will confer upon any employee, officer, director or consultant of IFH or any of its subsidiaries or affiliates any right to continue in the employ or service of the surviving entity, IFH, MVB or any subsidiary or affiliate thereof, or will interfere with or restrict in any way the rights of the surviving entity, IFH, MVB or any subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of IFH or any of its subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in the merger agreement will be deemed to (i) establish, amend, or modify any IFH benefit plan, MVB benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the surviving entity or any of its subsidiaries or affiliates to amend, modify or terminate any particular IFH benefit plan, MVB benefit plan, new plan or any other benefit or employment plan, program, agreement or arrangement after the effective time. Without limiting the generality of the terms of the merger agreement, nothing in the merger agreement, express or implied, is intended to or will confer upon any person, including any current or former employee, officer, director or consultant of IFH or any of its subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of the merger agreement.
IFH has agreed to take all steps necessary to ensure that in the event that the amounts of any change in control payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate, “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the tax imposed by Section 4999 of the Code, then the amounts of such change in control payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code.
MVB has agreed to assume and honor in accordance with their terms all employment or change in control agreements or equity award agreements, vested as of the closing date under the IFH benefit plans; provided, that MVB may replace such IFH benefit plans with a similar benefit plan of MVB.
IFH and MVB will cooperate and use their commercially reasonable efforts to establish an aggregate retention bonus amount and identify key employees of IFH or MVB who will be offered a retention bonus prior to the effective time upon such terms and conditions as the chief executive officers of IFH and MVB shall mutually agree.
Director and Officer Indemnification and Insurance
The merger agreement provides that from and after the effective time, MVB as the surviving entity in the merger will indemnify and hold harmless all present and former directors, officers and employees of IFH and its subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the effective time, arising out of the fact that such person is or was a director, officer or employee of IFH or any of its subsidiaries and pertaining to matters existing or occurring at or prior to the effective time, including the transactions contemplated by the merger agreement to the same extent as such persons are indemnified as of the date of the merger agreement by IFH pursuant to IFH’s articles, IFH’s bylaws, the governing or organizational documents of any subsidiary of IFH and any indemnification agreements in existence as of the date of the merger agreement; and MVB as the surviving entity in the merger shall also advance expenses as incurred by such indemnified party to the same extent as such persons were entitled to advancement of expenses as of the date of the merger agreement by IFH.
The merger agreement requires MVB, as the surviving entity in the merger, to maintain for a period of six (6) years after consummation of the merger IFH’s existing directors’ and officers’ liability insurance policy, or policies with a substantially comparable insurer of at least the same coverage and amounts and containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred at or prior to the consummation of the merger. However, MVB is not required to spend annually more than two hundred percent (200%) of the current annual premium paid as of the date of the merger agreement by IFH for such insurance (the “premium cap”), and if such premiums for such insurance would at any time exceed that amount, then MVB will maintain policies of insurance which, in its good faith determination, provide the maximum coverage available at an annual premium equal to the premium cap. In lieu of the foregoing, IFH, in consultation with, but only upon the consent of MVB, may (and at the request of MVB, IFH will use its reasonable best efforts to), obtain at or prior to the effective time a six (6)-year “tail” policy under IFH’s existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if such a policy can be obtained for an amount that, in the aggregate, does not exceed the premium cap.
Name and Headquarters
The name of the surviving corporation and surviving bank will be MVB Financial Corp. and MVB Bank, Inc., respectively; that the headquarters of MVB and the main office of MVB Bank will be located in Fairmont, West Virginia.

Restructuring Efforts
The merger agreement provides that if IFH fails to obtain the required vote of IFH shareholders to approve the IFH merger proposal or if MVB fails to obtain the required vote of MVB shareholders to approve the MVB merger proposal, each of the parties will in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by the merger agreement (provided that neither party will have any obligation to alter or change any material terms, including the amount or kind of the consideration to be issued to holders of the capital stock of IFH as provided for in the merger agreement, in a manner adverse to such party or its shareholders) and/or resubmit the merger agreement or the transactions contemplated thereby (or as restructured) to its respective shareholders or shareholders, as applicable, for adoption or approval.
Certain Additional Covenants
The merger agreement also contains additional covenants, including, among others, covenants relating to the filing of this joint proxy statement/prospectus, obtaining required consents, the listing of the shares of MVB common stock to be issued in the merger, access to information of the other company, additional agreements, advice of changes, exemption from takeover restrictions, the coordination of dividend declarations, the assumption by MVB of IFH’s indebtedness, public announcements with respect to the transactions contemplated by the merger agreement and settlement of the RESPA Litigation.
Combined Company Governance
Management of the Combined Company after the Merger
At the effective time, the Board of Directors of MVB, and the committees thereof, shall remain unchanged and shall consist of the directors of MVB immediately prior to the effective time, each of whom shall serve as the directors of MVB until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.
The executive officers of MVB shall continue as executive officers of MVB immediately after the effective time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal. Contingent upon the closing of the merger, IFH President and Chief Executive Officer Eric J. Bergevin will join MVB’s team as MVB’s Executive Vice President, Chief Revenue Officer, and Mr. Steven E. Crouse will serve as MVB’s Chief Financial Officer.
Meetings; Recommendation of IFH’s and MVB’s Boards of Directors
Each of MVB and IFH has agreed to call a meeting of their respective shareholders for the purpose of voting upon the approval of the merger agreement (in the case of the IFH shareholders, the “requisite IFH vote,” and in the case of the MVB shareholders, the “requisite MVB vote”), and to use reasonable best efforts to cause the meetings to occur as soon as reasonably practicable. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party.
Each of MVB and IFH and their respective boards of directors has agreed to use its reasonable best efforts to obtain from IFH shareholders and MVB shareholders, respectively, the requisite IFH vote and the requisite MVB vote, including by communicating to IFH shareholders and MVB shareholders, as applicable, its recommendation that IFH shareholders and MVB shareholders, respectively, adopt and approve the merger agreement and the transactions contemplated thereby (the “IFH board recommendation” and the “MVB board recommendation”), as applicable. However, subject to certain termination rights described in “—Termination of the Merger Agreement” below, if the IFH board of directors or the MVB board of directors, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to make the IFH board recommendation or the MVB board recommendation, as applicable, then, in the case of IFH, prior to the receipt of the requisite IFH vote, and in the case of MVB, prior to the receipt of the requisite MVB vote, such board of directors may submit the merger agreement to its shareholders without recommendation (although the resolutions approving the merger agreement may not be rescinded or amended) and may communicate the basis for its lack of a recommendation to its shareholders to the extent required by law, provided that (i) it gives the other party at least five (5) business days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an acquisition proposal, the latest material terms and conditions of, and the identity of the third party making any such acquisition proposal, or any amendment or modification thereof, and a copy thereof if in writing and any related documentation or correspondence) and (ii) at the end of such notice period, it takes into account any amendment or modification to the merger agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its outside financial advisors, determines in good faith that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to make the IFH board recommendation or the MVB board recommendation, as the case may be. Any material amendment to any acquisition proposal will require a new notice period.
MVB and IFH must adjourn or postpone the MVB shareholders meeting or the IFH shareholders meeting, as applicable, if there are insufficient shares of MVB common stock or IFH common stock, as the case may be, represented (either in attendance or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting, MVB or IFH, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the requisite MVB vote or the requisite IFH vote, and subject to the terms and conditions of the merger agreement, MVB or IFH, as applicable, will continue to use reasonable best efforts to solicit proxies from its shareholders. Notwithstanding any recommendation change by the MVB board of directors or the IFH board of directors, but subject to the obligation to adjourn or postpone such meetings as described in the immediately preceding sentence, unless the merger agreement has been terminated in accordance with its terms, each party is required to convene a meeting of its shareholders and to submit the merger proposal to a vote of such shareholders.
Agreement Not to Solicit Other Offers
IFH has agreed that it will, and will cause each of its subsidiaries and representatives to, immediately cease, and cause to be terminated, any activities, discussions or negotiations conducted before the date of the merger agreement with any person other than MVB with respect to any acquisition proposal.
IFH has agreed that it will not, and will cause each of its subsidiaries and its and their respective officers, directors, employees, agents, advisors and representatives not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate any inquiries or proposals with respect to any acquisition proposal, (ii) engage or participate in any negotiations concerning any acquisition proposal or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any acquisition proposal.
For purposes of the merger agreement, an “acquisition proposal” means, with respect to IFH, other than the transactions contemplated by the merger agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of twenty-five percent (25%) or more of the consolidated assets of IFH and its subsidiaries or twenty-five percent (25%) or more of any class of equity or voting securities of IFH or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of IFH, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning twenty-five percent (25%) or more of any class of equity or voting securities of IFH or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of IFH, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving IFH or its subsidiaries whose assets, individually or in the aggregate, constitute twenty-five percent (25%) or more of the consolidated assets of IFH.
However, in the event that after the date of the merger agreement and prior to the receipt of the requisite IFH vote, IFH receives an unsolicited bona fide written acquisition proposal, it may, and may permit its subsidiaries and its and their subsidiaries’ officers, directors, agents, advisors and representatives to, furnish or cause to be furnished nonpublic information or data and participate in negotiations or discussions with the person making the acquisition proposal if the IFH board of directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law, provided that, prior to furnishing any confidential or nonpublic information, IFH enters into a confidentiality agreement with the person making such acquisition proposal on terms no less favorable to it than the confidentiality agreement between MVB and IFH, and which confidentiality agreement does not provide such person with any exclusive right to negotiate with such party.

IFH has also agreed to (i) promptly (and, in any event, within twenty-four (24) hours) advise MVB following receipt of any acquisition proposal or any inquiry which could reasonably be expected to lead to an acquisition proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or acquisition proposal and a copy thereof if in writing and any related documentation or correspondence), and will keep MVB apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the material terms of such inquiry or acquisition proposal and (ii) use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its subsidiaries is a party.
Conditions to Complete the Merger
MVB’s and IFH’s respective obligations to complete the merger are subject to the satisfaction or, where legally permissible, waiver, at or prior to the effective time, of the following conditions:
•	the requisite MVB vote and the requisite IFH vote having been obtained;
•	the authorization for listing on NASDAQ, subject to official notice of issuance, of the MVB common stock to be issued in the merger;
•
all requisite regulatory approvals having been obtained and remaining in full force and effect, and all statutory waiting periods in respect thereof having expired or been terminated, without the imposition of any materially burdensome regulatory condition;

•
the effectiveness of the registration statement of which this joint proxy statement/prospectus is a part, and the absence of any stop order (or proceedings for such purpose initiated or threatened and not withdrawn);

•
no order, injunction or decree by any court or governmental entity of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the merger or any of the other transactions contemplated by the merger agreement being in effect, and no statute, rule, regulation, order, injunction or decree having been enacted, entered, promulgated or enforced by any governmental entity which prohibits or makes illegal the consummation of the merger;

•
the accuracy of the representations and warranties of the other party contained in the merger agreement as of the date on which the merger agreement was entered into and as of the date on which the merger is completed, subject to the materiality standards provided in the merger agreement (and the receipt by each party of an officers’ certificate from the other party to such effect);

•
the performance by the other party in all material respects of all obligations, covenants and agreements required to be performed by it under the merger agreement at or prior to the date on which the merger is completed (and the receipt by each party of an officers’ certificate from the other party to such effect);

•	in the case of MVB’s obligations to complete the merger, settlement of the RESPA Litigation;
•
receipt by each party of an opinion of legal counsel to the effect that on the basis of facts, representations and assumptions set forth or referred to in such opinion, the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code;

•
in the case of MVB’s obligations to complete the merger, the continued effectiveness of certain employment agreements between MVB and employees of IFH (see “The Merger—Interests of IFH Directors and Executive Officers in the Merger” beginning on page 111 for additional information regarding such employment agreements); and

•
in the case of MVB’s obligations to complete the merger, immediately prior to the closing, not more than ten (10%) of IFH common stock shall be held by persons who either have exercised, or are then entitled to exercise, appraisal rights under the NCBCA.

Neither IFH nor MVB can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived by the appropriate party.

Termination of the Merger Agreement
The merger agreement can be terminated at any time prior to the consummation of the merger, whether before or after the receipt of the requisite MVB vote or the requisite IFH vote, in the following circumstances:
•	by mutual written consent of MVB and IFH;
•
by either MVB or IFH if any governmental entity that must grant a requisite regulatory approval has denied approval of the merger or the transactions contemplated by the merger agreement and such denial has become final and nonappealable or any governmental entity of competent jurisdiction has issued a final and nonappealable order permanently enjoining or otherwise prohibiting or making illegal the transactions contemplated by the merger agreement, unless the failure to obtain a requisite regulatory approval is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either MVB or IFH if the merger has not been completed on or before August 1, 2023 (the “termination date”), unless the failure of the merger to be completed by such date is due to the failure of the party seeking to terminate the merger agreement to perform or observe its covenants and agreements under the merger agreement;

•
by either MVB or IFH (provided that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained in the merger agreement) if there is a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty ceases to be true) set forth in the merger agreement on the part of IFH, in the case of a termination by MVB, or on the part of MVB, in the case of a termination by IFH, which either individually or in the aggregate would constitute, if occurring or continuing on the date the merger is completed, the failure of a closing condition of the terminating party and which is not cured within forty-five (45) days following written notice to the party committing such breach, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the termination date);

•
by MVB, if, prior to the time the requisite IFH vote is obtained, (i) IFH or the IFH board of directors (A) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws, qualifies or materially and adversely modifies (or publicly discloses its intention to withdraw, qualify or materially and adversely modify) its recommendation to approve the merger agreement, or approves or recommends to its shareholders an acquisition proposal other than the merger, (B) fails to publicly recommend against a publicly announced acquisition proposal within five (5) business days of being requested to do so by MVB or fails to publicly reconfirm the recommendation in favor of the merger within five (5) business days of being requested to do so by MVB or (C) shall have breached its obligations relating to non-solicitation of acquisition proposals or its obligations related to shareholder approval and the IFH board recommendation; or (ii) a tender offer or exchange offer for 25% or more of the outstanding shares of IFH common stock is commenced (other than by MVB), and the board of directors of IFH recommends that the shareholders of IFH tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within ten (10) business days (or such fewer number of days as remains prior to the IFH special meeting) after the commencement of such tender or exchange offer;

•
by IFH, if prior to such time as the requisite MVB vote is obtained, MVB or the board of directors of MVB (i) submits the merger agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or publicly discloses its intention to withdraw or materially and adversely modify) its recommendation in favor of the merger agreement, or (ii) shall have breached its obligations related to shareholder approval and the MVB board of directors’ recommendation; or

•
(i) by MVB, or by IFH provided that IFH shall not be in material breach of any of its obligations related to shareholder approval and the IFH board of directors’ recommendation, if the requisite IFH vote shall not have been obtained by reason of the failure to obtain the requisite IFH vote at the IFH special meeting or at any adjournment or postponement thereof or (ii) by IFH, or by MVB provided that MVB shall not be in material breach of any of its obligations related to shareholder approval and the MVB board of directors’ recommendation, if the requisite MVB vote shall not have been obtained by reason of the failure to obtain the requisite MVB vote at the MVB special meeting or at any adjournment or postponement thereof.
IFH also may terminate the merger agreement at any time during the five (5) day period commencing on the date on which the last regulatory approval required to permit the consummation of the transactions contemplated by the merger agreement is received (which we refer to as the “determination date”), if both following conditions are met:
•
the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on the trading day prior to the determination date (which we refer to as the “MVB market value”) is less than 82.5% of the average of the per share closing prices of a share of MVB common stock during the twenty (20) consecutive full trading days ending on August 11, 2022 (which we refer to as the “starting date”), the last trading day immediately preceding the date of the first public announcement of entry into the merger agreement (which we refer to as the “initial MVB market value”); and

•
the number obtained by dividing the MVB market value by the initial MVB market value (which we refer to as the “purchaser ratio”) is less than the number obtained by dividing the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the trading day prior to the determination date (which we refer to as the “final index price”) by the average of the closing prices of the NASDAQ Bank Index (BANK) for the twenty (20) consecutive full trading days ending on the starting date and subtracting 0.175 from such quotient (which we refer to as the “index ratio”).

If IFH elects to exercise this termination right, prompt written notice must be provided to MVB. MVB then has the option, within five business days following its receipt of such written notice, to increase the merger consideration to be received by holders of IFH common stock by, at MVB’s option, (i) increasing the exchange ratio (which we refer to as the “adjusted exchange ratio”) (calculated to the nearest one one-thousandth) to equal the lesser of (x) a number (rounded to the nearest one one-thousandth) obtained by dividing (1) the product of the initial MVB market value, 0.825 and the exchange ratio (as then in effect) by (2) the MVB market value; and (y) a number (rounded to the nearest one one-thousandth) obtained by dividing (1) the product of the index ratio and the exchange ratio (as then in effect) by (2) the purchaser ratio; or (ii) filling the difference between the adjusted exchange ratio and the exchange ratio in cash by multiplying the MVB market value by the difference in the adjusted exchange ratio and the exchange ratio (which we refer to as the “additional cash payment”).
If MVB elects to make this adjustment, MVB must provide prompt written notice to IFH, which shall contain the revised exchange ratio or, as applicable, the additional cash payment. Once this notice is received by IFH, the merger agreement shall continue in full force and effect.
Effect of Termination
If the merger agreement is terminated, it will become void and have no effect, except that (i) none of IFH or MVB will be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of the merger agreement and (ii) designated provisions of the merger agreement will survive the termination, including those relating to payment of fees and expenses, the confidential treatment of information and the termination fee described below.
Termination Fee
IFH will pay MVB a termination fee equal to $3,900,000 in cash (the “termination fee”) if the merger agreement is terminated in the following circumstances:
•	in the event that the merger agreement is terminated by MVB pursuant to the fifth bullet set forth under “—Termination of the Merger Agreement” above.
•
in the event, after the date of the merger agreement and prior to the termination of the merger agreement, a bona fide acquisition proposal has been communicated to or otherwise made known to the IFH board of directors or IFH’s senior management or has been made directly to the IFH shareholders generally, or any person has publicly announced (and not withdrawn) an acquisition proposal with respect to IFH, and (i) (a) thereafter the merger agreement is terminated by either MVB or IFH because the merger has not been completed prior to the termination date, and IFH has not obtained the requisite IFH vote or (b) thereafter the merger agreement is terminated by MVB based on a breach of the merger agreement by IFH that would constitute the failure of an applicable closing condition or because of a failure to obtain the requisite IFH vote at the IFH special meeting or any adjournment or postponement thereof, and (ii) prior to the date that is twelve (12) months after the date of such termination, IFH enters into a definitive agreement or consummates a transaction with respect to an acquisition proposal (whether or not the same acquisition proposal as that referred to above), provided that for purposes of the foregoing, all references in the definition of acquisition proposal to “twenty-five percent (25%)” will instead refer to “fifty percent (50%).” In such case, the termination fee must be paid to MVB on the earlier of the date IFH enters into such definitive agreement and the date of consummation of such transaction.
The termination fee and any amounts payable by IFH in connection therewith, constitute liquidated damages and not a penalty, and, except in the case of willful and material breach, will be the he maximum aggregate amount of monetary fees, liabilities or damages payable by IFH under the merger agreement in the event of a termination of the merger agreement under specified circumstances.
Expenses and Fees
Except as otherwise provided in the merger agreement, all costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such expense. The merger agreement provides that the costs and expenses of printing and mailing this joint proxy statement/prospectus will be borne equally by MVB and IFH.
Amendment, Waiver and Extension of the Merger Agreement
Subject to compliance with applicable law, the merger agreement may be amended by the parties at any time before or after the receipt of the requisite IFH vote or the requisite MVB vote, except that after the receipt of the requisite IFH vote, there may not be, without further approval of IFH shareholders any amendment to the merger agreement that requires such further approval under applicable law.
At any time prior to the effective time, each of the parties may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party, (ii) waive any inaccuracies in the representations and warranties of the other party contained in the merger agreement or in any document delivered by such other parties pursuant to the merger agreement, and (iii) waive compliance with any of the agreements or satisfaction of any conditions for its benefit contained in the merger agreement, except that after the receipt of the requisite IFH vote or the requisite MVB vote, there may not be, without further approval of MVB shareholders or IFH shareholders, as applicable, any extension or waiver of the merger agreement or any portion thereof that requires such further approval under applicable law.
Governing Law
The merger agreement is governed by and will be construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law.
Specific Performance
MVB and IFH will be entitled to specific performance of the terms of the merger agreement, including an injunction or injunctions to prevent breaches or threatened breaches of the merger agreement or to enforce specifically the performance of the terms and provisions of the merger agreement (including the parties’ obligations to consummate the merger), in addition to any other remedy to which they are entitled at law or in equity. Each of MVB and IFH have waived (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

VOTING AGREEMENTS
In connection with, and as a condition to, MVB entering into the merger agreement, each director and certain executive officers of IFH entered into a voting and support agreement with MVB (which we refer to as the “voting agreement”). The following summary of the voting agreement is subject to, and qualified in its entirety by reference to, the form of voting agreement attached as Exhibit A to the merger agreement, which is attached as Annex A to this joint proxy statement/prospectus.
Under the voting agreements, each such director and executive officer has agreed to appear at the IFH special meeting (in person or by proxy) and to vote his or her shares of IFH common stock:
•	in favor of the adoption of the merger agreement, and in favor of each of the other actions contemplated by the merger agreement;
•	against approval of any proposal made in opposition to, or in competition with, the merger or any other transactions contemplated by the merger agreement; and
•
against any of the following actions (other than those actions that relate to the merger and any other transactions between the MVB and IFH as contemplated by the merger agreement): (i) any merger, consolidation, business combination, sale of assets, or reorganization of IFH or any subsidiary of IFH, (ii) any sale, lease or transfer of any significant part of the assets of IFH or any subsidiary of IFH, (iii) any reorganization, recapitalization, dissolution, liquidation or winding up of IFH or any subsidiary of IFH, (iv) any material change in the capitalization of IFH or any subsidiary of IFH, or the corporate structure of IFH or any subsidiary of IFH, or (iv) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the merger or any other transactions between MVB and IFH as contemplated by the merger agreement.

In addition, the voting agreement provides that each such shareholder party will not directly or indirectly, sell, pledge, encumber, assign, transfer or otherwise dispose of or encumber prior to the expiration date of the voting agreement, any or all of his or her shares of IFH common stock, subject to limited exceptions. The voting agreement further provides that each such shareholder party will not exercise or assert any appraisal rights to demand payment for any shares of IFH common stock that may arise with respect to the merger.
The voting agreements will terminate upon the earlier of (i) the termination of the merger agreement, (ii) the effective time of the merger, or (iii) any material modification, waiver or amendment of the merger agreement that affects adversely the consideration payable to the holders of IFH common stock as compared to that payable under the merger agreement as originally in effect.
As of the IFH record date, IFH shareholders who are party to the voting agreements beneficially owned and were entitled to vote an aggregate of approximately 597,624 shares of IFH voting common stock, which represented approximately 27% of the shares of IFH voting common stock outstanding on that date. As of the IFH record date, all the shares of IFH non-voting common stock entitled to vote at the IFH special meeting are bound by the voting agreement.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER
The following discussion sets forth the anticipated material United States federal income tax consequences of the merger to U.S. holders (as defined below) of IFH common stock that exchange their shares of IFH common stock for the merger consideration. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any United States federal laws other than those pertaining to income tax. This discussion is based upon the Code, the regulations promulgated under the Code, and court and administrative rulings and decisions, all as in effect on the date of this joint proxy statement/prospectus. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion. To the extent this section consists of statements as to matters of U.S. federal income tax law, this section constitutes the opinion of Wyrick Robbins Yates & Ponton LLP and the opinion of Squire Patton Boggs (US) LLP.
This discussion addresses only the U.S. federal income tax consequences for holders of IFH common stock that hold their shares of IFH common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). Further, this discussion does not address all aspects of United States federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the United States federal income tax laws, including if you are:
•	a financial institution;
•	a tax-exempt organization;
•	a pass-through entity (or an investor in a pass-through entity);
•	an insurance company;
•	a mutual fund;
•	a dealer or broker in stocks and securities, or currencies;
•	a trader in securities that elects mark-to-market treatment;
•	a holder of IFH common stock that received IFH common stock through the exercise of an employee stock option, through a tax qualified retirement plan, or otherwise as compensation;
•	a person that is not a U.S. holder;
•	a person that has a functional currency other than the U.S. dollar;
•	a real estate investment trust;
•	a regulated investment company;
•	a holder of IFH common stock that holds IFH common stock as part of a hedge, straddle, constructive sale, wash sale, conversion or other integrated transaction; or
•	a United States expatriate.
In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to Code Section 1411. Determining the actual tax consequences of the merger to you may be complex. They will depend on your specific situation and on factors that are not within the control of IFH or MVB. You should consult with your own tax advisor as to the tax consequences of the merger in your particular circumstances.
For purposes of this discussion, the term “U.S. holder” means a beneficial owner of IFH common stock that is for United States federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation, or entity treated as a corporation, organized in or under the laws of the United States or any state thereof or the District of Columbia, (iii) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (iv) an estate, the income of which is includible in gross income for United States federal income tax purposes regardless of its source.

The United States federal income tax consequences to a partner in an entity or arrangement that is treated as a partnership for United States federal income tax purposes and that holds IFH common stock generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding IFH common stock should consult their own tax advisors.
Tax Consequences of the Merger Generally
The parties intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to MVB’s obligation to complete the merger that MVB receive an opinion from Squire Patton Boggs (US) LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. It is a condition to IFH’s obligation to complete the merger that IFH receive an opinion from Wyrick Robbins Yates & Ponton LLP, dated as of the closing date, to the effect that the merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code. Neither of the opinions described above will be binding on the U.S. Internal Revenue Service (“IRS”). MVB and IFH have not sought and will not seek any ruling from the IRS regarding any matters relating to the merger, and, accordingly, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to any of the conclusions set forth below. In addition, if any of the representations, warranties, covenants or assumptions upon which the opinions described above are based (the “Representations and Assumptions”) are inconsistent with the actual facts, or if any condition contained in the merger agreement and affecting these opinions is breached or is waived by any party, the U.S. federal income tax consequences of the merger could be adversely affected.
As a “reorganization,” the material U.S. federal income tax consequences of the merger to U.S. holders of IFH common stock are that:
•
a holder that receives solely shares of MVB common stock (or receives MVB common stock and cash solely in lieu of a fractional share) in exchange for shares of IFH common stock generally will not recognize any gain or loss upon the merger, except with respect to the cash received in lieu of a fractional share of MVB common stock as further described below;

•
the aggregate tax basis of the MVB common stock received in the merger (including fractional share interests in MVB common stock deemed received and exchanged for cash) will be equal to the holder’s aggregate tax basis in the IFH common stock for which it is exchanged; and

•
the holding period of MVB common stock received in the merger (including any fractional shares deemed received and redeemed as described below) will include the holder’s holding period of the IFH common stock for which it is exchanged.

If a U.S. holder acquired different blocks of IFH common stock at different times and at different prices, a holder’s tax basis and holding period in MVB common stock may be determined with reference to each block of IFH common stock.
This discussion assumes that holders of IFH common stock receive only MVB common stock and cash solely in lieu of a fractional share. To the extent that holders of IFH common stock receive other cash in exchange for shares of IFH common stock, including in the event IFH elects to terminate the merger agreement as a result of certain changes in the trading price of MVB common stock relative to MVB’s historic price and the price of the NASDAQ Bank Index and MVB decides to reinstate the merger agreement via a cash payment, and assuming the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, holders of IFH common stock receiving such cash will recognize gain or loss equal to the difference between the amount of such cash and the allocable basis of such holder’s IFH common stock.
Cash Instead of a Fractional Share
A U.S. holder of IFH common stock that receives cash instead of a fractional share of MVB common stock will be treated as having received the fractional share of MVB common stock pursuant to the merger and then as having sold that fractional share for cash. As a result, generally such a U.S. holder will recognize gain or loss equal to the difference between the amount of cash received and the basis allocable to such holder’s fractional share of MVB common stock. This gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, as of the effective time of the merger, the holding period for the shares (including the holding period of IFH common stock surrendered therefor) is greater than one (1) year. The deductibility of capital losses is subject to limitations.

Backup Withholding
Payments of cash to holders of IFH common stock (including cash in lieu of fractional shares) in connection with the merger may be subject to information reporting and backup withholding (currently at a rate of twenty-four percent (24%)). Such holders of IFH common stock generally will not be subject to backup withholding, however, if the holder:
•
furnishes a correct taxpayer identification number, certifies that the holder is not subject to backup withholding on IRS Form W-9 (or an applicable substitute or successor form) included in the election form/letter of transmittal the holder will receive, and otherwise complies with all the applicable requirements of the backup withholding rules; or

•	provides proof of an applicable exemption from backup withholding.
Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a holder’s U.S. federal income tax liability, if any, if such holder timely furnishes the required information to the IRS.
Information Reporting
A holder of IFH stock that receives MVB common stock as a result of the merger will be required to retain records pertaining to the merger. In addition, each holder of IFH stock that is required to file a U.S. federal income tax return and that is a “significant holder” receiving MVB common stock in the merger will be required to file a statement with the holder’s U.S. federal income tax return for the year of the merger, in accordance with Section 1.368-3 of the U.S. Treasury Department regulations promulgated under the Code. The statement should set forth information regarding the corporate parties to the merger, the date of the merger, and the fair market value and the holder’s basis of the IFH stock and any other IFH securities surrendered in the merger. A “significant holder” is a holder of IFH stock that, immediately before the merger, owned at least 1% of the outstanding stock of IFH (by either voting power or value) or securities of IFH with a basis for federal income tax purposes of at least $1 million.
The discussion of the material U.S. federal tax consequences of the merger provided herein is for general information purposes only, is not intended to be a complete discussion of all tax consequence of the merger, and is not intended to be, and may not be construed as, tax advice. You are urged to consult your own tax advisors as to the applicability and effect of the rules discussed herein and the particular tax consequences to you of the merger under U.S. federal, state, local and non-U.S. tax laws.

DESCRIPTION OF MVB CAPITAL STOCK IN GENERAL AND MVB COMMON STOCK
As a result of the merger, holders of IFH common stock who receive shares of MVB common stock in the merger will become holders of MVB common stock. Your rights as MVB shareholders will be governed by West Virginia law, the MVB articles of incorporation and the MVB bylaws. The following description of the material terms of MVB’s capital stock, including the common stock to be issued in the merger, reflects the anticipated state of affairs upon consummation of the merger. We urge you to read the applicable provisions of West Virginia Law, the MVB articles of incorporation and the MVB bylaws and federal law governing bank holding companies carefully and in their entirety.
General
As of the date of this joint proxy statement/prospectus, MVB has 20,000,000 shares of authorized common stock, $1.00 par value; 20,000,000 shares of authorized Class A common stock, $1.00 par value and 20,000 shares of preferred stock, $1,000.00 par value. If the MVB articles amendment proposal is approved, effective upon the filing of the articles of amendment to the MVB articles of incorporation, MVB will have 40,000,000 shares of authorized MVB common stock. Within the limits of applicable law and the listing rules of NASDAQ, these shares are available to be issued, without prior shareholder approval, in classes, and in the case of MVB preferred stock, with relative rights, privileges and preferences determined for each class by the board of directors of MVB. As of the record date for the MVB special meeting, there were 12,615,965 shares of MVB common stock and no shares of MVB Class A common stock or preferred stock issued and outstanding and 3,086,126 shares of MVB common stock reserved for issuance under various stock based equity plans. All outstanding shares of MVB capital stock are fully paid and non-assessable.
Common Stock
Voting Rights.
All voting rights with respect to MVB are vested in the holders of MVB’s common stock. In the election of directors, the shareholders of MVB have the right to vote the number of shares owned by them for as many persons as there are directors to be elected, or to cumulate such shares and give a candidate as many votes as the number of directors to be elected multiplied by the number of shares they own, or to distribute them on the same principle among as many candidates as they may decide. For all other purposes, each share is entitled to one vote.
Dividends.
MVB shareholders are entitled to receive dividends when and as declared by the board of directors, subject to various regulatory restrictions and the preferences that apply to any shares of preferred stock outstanding at the time. Dividends by MVB are dependent on the ability of MVB Bank to pay dividends to MVB. Dividends of MVB Bank are subject to the restrictions contained in W. Va. Code § 31A-4-25. That statute provides that not less than one-tenth part of the net profits of the preceding half-year (in the case of quarterly or semi-annual dividends) or the preceding two consecutive half-year periods (in the case of annual dividends) must be carried to a Bank’s surplus fund until the surplus fund equals the amount of its capital stock. MVB Bank has met this provision of the statute. The prior approval of the West Virginia Commissioner of Banking is required if the total of all dividends declared by a state bank in any calendar year will exceed the bank’s net profits for that year combined with its retained net profits for the preceding two years. The statute defines “net profits” as the remainder of all earnings from current operations plus actual recoveries on loans and investments and other assets after deducting all current operating expenses, actual losses and all federal and state taxes.
MVB’s future cash dividends will depend on its consolidated earnings, general economic conditions, financial condition of its subsidiaries and other factors generally affecting dividend policy.
Liquidation.
Upon any liquidation, dissolution or winding up of its affairs, the holders of MVB common stock are entitled to receive pro rata all of the assets of MVB for distribution to shareholders. There are no redemption or sinking fund provisions applicable to the common stock.

Preemptive Rights.
The holders of common stock of MVB have no preemptive rights to subscribe to any additional securities which MVB may issue. If MVB should decide to issue any of its common shares in a public or private stock offering, the effect could be to dilute the percentage ownership of those shareholders before such stock offering.
Listing. MVB common stock is listed on NASDAQ under the symbol “MVBF.” The transfer agent for MVB common stock is Computershare.
Preferred Stock
MVB may issue up to 20,000 shares of preferred stock, $1,000.00 par value per share, from time to time in one or more series. Our board of directors, without further approval of our shareholders, has the authority to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, sinking funds and any other rights, preferences, privileges and restrictions applicable to each series of preferred stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of our common stock. Currently there are no shares of preferred stock outstanding
The authorization of preferred stock will not have an immediate effect on the holders of MVB common stock. The actual effect of the issuance of any shares of preferred stock upon the rights of the holders of common stock cannot be stated until the MVB board of directors determines the specific rights of any shares of preferred stock. However, the effects might include, among other things, restricting dividends on common stock, diluting the voting power of common stock, reducing the market price of common stock or impairing the liquidation rights of the common stock without further action by the shareholders. Holders of the common stock will not have preemptive rights with respect to the preferred stock.
Anti-Takeover Provisions
General.
Certain provisions of MVB’s Articles of Incorporation and Bylaws and the West Virginia Business Corporation Act may have the effect of impeding the acquisition of control of MVB by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the board of directors. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual shareholders may deem to be in their best interests or in which our shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. Such provisions will also render the removal of our current board of directors or management more difficult.
Articles of Incorporation; Bylaws.
These provisions of our Articles of Incorporation and our Bylaws include the following:
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Staggered Directors’ Terms. The directors of MVB are elected for staggered terms of three years with approximately one-third of the directors being elected in any one year. This provision has the effect of making it more difficult and time consuming for a shareholder who has acquired or controls a majority of MVB outstanding common stock to gain immediate control of the board of directors or otherwise disrupt MVB’s management.

•
75% Vote Required to Remove Directors. MVB’s articles of incorporation provide that holders of at least 75% of the voting power of shares entitled to vote generally in the election of directors may remove a director, with or without cause. This provision in MVB’s articles and bylaws makes it more difficult for a third party to fill vacancies created by removal with its own nominees.

•
MVB’s Articles of Incorporation. MVB’s articles contain supermajority provisions. The supermajority provisions in MVB’s articles of incorporation and bylaws provide that the affirmative vote of the holders of at least 75% of the outstanding shares of the voting stock of MVB would be required to amend or repeal articles of incorporation provisions dealing with the classification of the board of directors, director nominations, appointment to newly created directorships, vacancies of directors, removal of directors and certain business combinations by unsolicited and unapproved third parties.

•
Amendment of Bylaws. MVB’s articles also require a 75% affirmative vote of the outstanding shares of the voting stock to amend the bylaws to change the number of directors, change the procedure for filling director vacancies, change the director removal process or to change the Bylaw amendment requirements.

•
Fair Price Provision. MVB’s articles of incorporation contain what is known as a “fair price provision.” The fair price provision requires the approval of at least 75% of MVB’s shares entitled to vote to approve transactions with an interested shareholder except in cases where either; (1) price criteria and procedural requirements are satisfied, or (2) a majority of MVB’s board of directors recommends the transaction to the shareholders. If the minimum price criteria and procedural requirements are met or the requisite approval of MVB’s board of directors are given, the normal requirements of West Virginia law would apply.

Banking Laws.
The ability of a third party to acquire MVB is also subject to applicable banking laws and regulations. The Bank Holding Company Act of 1956 (the “BHCA”) and the regulations thereunder require any “bank holding company” (as defined in the BHCA) to obtain the approval of the Federal Reserve prior to acquiring more than 5% of the outstanding shares of a class of our voting stock. Any person other than a bank holding company is required to obtain prior approval of the Federal Reserve to acquire 10% or more of the outstanding shares of a class of our voting stock under the Change in Bank Control Act of 1978. Any holder of 25% or more (or between 10% and 25%, if the holder is unable to rebut the presumption that it controls the Company) of the outstanding shares of a class of our voting stock, other than an individual, is subject to supervision and regulation as a bank holding company under the BHCA. In calculating a holder’s aggregate ownership of our common stock for purposes of these banking regulations, the Federal Reserve likely would include at least the minimum number of shares (and could instead include the maximum number of shares) of our common stock that a holder is entitled to receive pursuant to securities convertible into or settled in MVB’s common stock.

COMPARISON OF THE RIGHTS OF HOLDERS OF MVB COMMON STOCK
AND HOLDERS OF IFH COMMON STOCK
If the merger is completed, IFH shareholders (other than any shareholders that assert, and properly perfect, appraisal rights) will receive shares of MVB common stock in the merger, and they will cease to be holders of IFH common stock.
IFH is organized under the laws of the State of North Carolina. MVB is organized under the laws of the State of West Virginia. The following is a summary of certain material differences between (i) the current rights of IFH’s shareholders under the IFH articles of incorporation and the IFH bylaws and North Carolina law and (ii) the current rights of MVB shareholders under the MVB articles of incorporation and the MVB bylaws and West Virginia law.
The following summary is not a complete statement of the rights of shareholders or shareholders of the two (2) companies or a complete description of the specific provisions referred to below. The summary is qualified in its entirety by reference to IFH’s and MVB’s governing documents, which we urge you to read carefully and in their entirety. Copies of MVB’s governing documents have been filed with the SEC. See “Where You Can Find More Information” beginning on page 159.
	MVB	IFH
Authorized Capital Stock:
MVB is authorized to issue 20,000,000 shares of common stock, $1.00 par value; 20,000,000 shares of authorized Class A common stock, $1.00 par value and 20,000 shares of preferred stock, $1,000.00 par value. If the MVB articles amendment proposal is approved, effective upon the filing of the articles of amendment to the MVB articles of incorporation, the MVB articles of incorporation will authorize MVB to issue 40,000,000 shares of MVB common stock. As of the record date for the MVB special meeting, there were 12,615,965 shares of MVB common stock and no shares of MVB Class A common stock or preferred stock issued and outstanding and 3,086,126 shares of MVB common stock reserved for issuance under various stock based equity plans. All outstanding shares of MVB capital stock are fully paid and non-assessable.

IFH is authorized to issue 8,000,000 shares of voting common stock, $1.00 par value; 1,000,000 shares of non-voting common stock, $1.00 par value and 1,000,000 shares of preferred stock, $100.00 par value. As of the record date for the IFH special meeting, there were 2,239,209 shares of IFH voting common stock issued and outstanding; 21,740 shares of IFH non-voting common stock issued and outstanding; no shares of preferred stock issued and outstanding. All outstanding shares of IFH capital stock are fully paid and non-assessable.

Voting:
Common Stock. Pursuant to MVB’s articles of incorporation, holders of MVB common stock are generally entitled to one vote for each share of common stock.

Preferred Stock. MVB’s board of directors is authorized to determine the voting rights of preferred stock.

Voting Common Stock. Pursuant to IFH’s articles of incorporation, holders of IFH voting common stock are generally entitled to one vote for each share of voting common stock.

Non-Voting Common Stock. Pursuant to IFH’s articles of incorporation, holders of IFH non-voting common stock have no voting power and are generally not entitled to vote on any matter, except (a) as otherwise required by law and (b) that a vote of at least two-thirds of the outstanding shares of IFH non-voting common stock is required (i) to amend, alter or repeal any provision of IFH’s articles of incorporation that significantly

	MVB	IFH

and adversely affects the rights, preferences or terms of the IFH non-voting common stock in a manner that is different from the effect of such amendment, alteration or repeal on the IFH voting common stock and (ii) to liquidate, dissolve or wind-up the business and affairs of the corporation.

Preferred Stock. IFH’s board of directors is authorized to determine the voting rights of preferred stock..

Size of Board of Directors	The MVB bylaws currently provide for a Board of Directors composed of five (5) to twenty-five (25) members. Currently the Board consists of eight (8) directors.	The IFH bylaws currently provide for a Board of Directors composed of five (5) to twelve (12) members. Currently the IFH Board of Directors consists of eight (8) directors.

Classes of Directors
MVB has three classes of directors consisting of three (3) Board members whose term expires in 2025, two (2) Board members whose term expires in 2024 and three (3) Board members whose term expires in 2023.
IFH has three classes of directors consisting of two Board members whose terms expire in 2025, three Board members whose terms expire in 2024 and three Board members whose terms expire in 2023.

Nomination of Directors
The MVB bylaws provide that nominations for directors may be made by: (1) the board; or (2) by any shareholder of any outstanding class of capital stock of MVB entitled to vote for the election of directors. Nominations made by shareholders must be made in writing, delivered or mailed to the President of MVB not less than 90 days prior to the anniversary of the previous year’s annual meeting of shareholders; provided, however, that if the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary of the previous year’s annual meeting, the nominations must be mailed or delivered to the President not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. The nominations must include the following: (1) the name and address of proposed nominee(s); (2) the principal occupation of nominee(s); (3) the total shares to be voted for each nominee; (4) the name and address of nominating shareholder; and (5) the number of shares owned by nominating shareholder.

The IFH bylaws provide that nominations for director may be made by: (1) the Nominating Committee of the Board of Directors; or (2) by any IFH shareholder.

The IFH Nominating Committee shall deliver written nominations to the Secretary at least 45 days prior to the date of the annual meeting.

Shareholders must deliver director nominations, in writing, to the Secretary at least 75 days but no more than 90 days prior to the date of the annual meeting. Such nominations must include the following: (1) name, age, business address and residence address of the proposed nominee(s); (2) the principal occupation or employment of the proposed nominee(s); (3) the number of shares of IFH beneficially owned by the proposed nominee(s); (4) the balance, as of the most recent quarter-end, of all deposit accounts and loan accounts the proposed nominee(s) maintains with West Town Bank; (5) a fully completed and executed financial and biographical report for the proposed nominee(s); and (6) such

	MVB	IFH
other information as may reasonably be requested by the IFH Nominating Committee.

Election of Directors	Directors are elected by a plurality of the votes cast.	Directors are elected by a plurality of the votes cast.

Removal of Directors
Under West Virginia law any member of the board may be removed, with or without cause, by the affirmative vote of a majority of all the votes entitled to be cast for the election of directors; provided, however, that a director may not be removed if the number of votes sufficient to elect the director under cumulative voting is voted against the director’s removal.

According to MVB’s articles of incorporation, any director may be removed from office, with or without cause, and only by the affirmative vote of the holders of 75% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class.

Pursuant to IFH’s articles of incorporation, any director or the entire Board of Directors may be removed, at any time, by the affirmative vote of the holders of at least 66-2/3% of the outstanding shares of IFH capital stock entitled to vote generally in the election of directors, voting as one class for this purpose, cast at a meeting of the shareholder called for that purpose. If a series of IFH preferred stock is entitled to vote as a separate class to elect one or more directors of IFH, then directors so elected may only be removed by the holders of such preferred stock.

Filing Vacancies on the Board of Directors
MVB’s bylaws provide that each vacancy, resulting from an increase in the number of directors, death, resignation, disqualification, removal or other cause, existing on the board of directors shall be filled by the affirmative vote of a majority of the remaining directors, even though less than a quorum of the board of directors. Any directorship to be filled by the board of directors by reason of a vacancy resulting from the death, resignation, disqualification, removal or other cause shall hold office for the remainder of the full term of the class of directors in which the vacancy occurred and until such director’s successor shall have been elected and qualified, and any director elected by reason of an increase in the number of directors shall hold office only until the next election of directors by the shareholders and until such director’s successor shall have been elected and qualified.

The IFH bylaws provide that vacancies occurring due to an increase in the number of directorships may be filled by the affirmative vote of two-thirds of the directors then in office. Under North Carolina Law, shareholders would also be entitled to fill such vacancy if the IFH directors did not do so.

Quorum	Under the MVB’s bylaws, a majority of the outstanding shares of MVB entitled to vote, represented in person or by proxy constitutes a quorum.	Under the IFH bylaws, a majority of the outstanding shares of IFH entitled to vote, represented in person or by proxy constitutes a quorum.

Notice of Shareholder Meetings	The MVB bylaws require that the notice of annual and special meetings be given, by or at the direction of the Chairman of the Board, President, Secretary or other officer or other	The IFH bylaws require that written notice, stating the place, day, and hour of an annual meeting or special meeting and the purpose(s) for which such meeting is

	MVB	IFH

persons calling the meeting, personally or by mailing to each shareholder a written notice specifying the place, day and hour of such meeting and the purpose or purposes for which the meeting is called, not less than 10 nor more than 60 days before the date of such meeting. If mailed, the notice must be addressed to the shareholders as they respectively appear upon the stock transfer books of MVB.

called, must be provided to each shareholder of record entitled to vote at such meeting not fewer than ten (10) nor more than sixty (60) days before the date of such meeting. Such notice may be delivered personally or by mail. If mailed, such notice should be mailed to the address of the shareholder as it appears on the stock transfer books or records of IFH as of the record date, with postage prepaid.

When a shareholders’ meeting is adjourned for thirty (30) days or more, notice of the adjourned meeting must be given as in the case of an original meeting. For any shareholders’ meeting adjourned for less than thirty (30) days, an announcement at the meeting at which such adjournment is taken serves as sufficient notice.

Call of Special Meetings of Shareholders
MVB’s bylaws provide that special meetings of the shareholders may be called by the Chairman of the Board, the directors, the President, the Secretary or any number of shareholders owning in the aggregate at least 10% of the number of shares outstanding entitled to vote at the meeting.

The IFH articles of incorporation provide that special meetings of the shareholders may be called by the Board of Directors or by a duly designated committee of the Board of Directors, provided that the powers and authorities of such committee include the power and authority to call such special meetings.

Under North Carolina Law, a special meeting of the shareholders may be called by the written demand of such a special meeting by the holders of at least 10% of all of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.

Advance Notice of Shareholder Proposals
Shareholders may submit proposals for business to be considered at MVB’s annual meeting of shareholders, and include those proposals in MVB’s proxy statement and form of proxy delivered to shareholders, in accordance with the requirements of Rule 14a-8 of Regulation 14A promulgated under the Securities Exchange Act of 1934.

With respect to shareholder proposals not wishing to be included in MVB’s proxy statement and form of proxy, but rather to be brought as business at the annual meeting of shareholders, MVB’s bylaws prescribe certain advance notice procedures. MVB’s bylaws state

Neither the IFH bylaws nor the IFH articles of incorporation contain provisions providing for advance notice of shareholder proposals besides those rights described in the “Nomination of Directors” section above.

MVB	IFH

that the proposal must satisfy the following requirements: (1) the shareholder must have given notice of the proposal in writing, delivered to the Secretary of MVB, either in person or mailed by certified mail at the principal offices of MVB, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting (provided, however, in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date, the notice must be delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made; (2) the notice must comply with the requirements of Article II of the MVB bylaws (as detailed below); and (3) the business must be a proper matter for shareholder action under West Virginia law.

A shareholder’s notice of business proposed to be conducted at an annual meeting of shareholders that is made under Article II of the MVB bylaws shall be signed by the shareholder of record who intends to make the proposal (or such shareholder’s duly authorized proxy or other representative), shall bear the date of signature of such shareholder (or proxy or other representative) and shall set forth: (1) a brief description of the business desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the MVB bylaws, the text of the proposed amendment); (2) the name and address, as they appear on MVB’s books, of such shareholder proposing such business; (3) the class and number of shares of MVB which are beneficially owned by the shareholder and any other ownership interest in the shares of MVB, whether economic or otherwise; (4) any material interest of the shareholder in such business; (5) a representation that the person sending the notice is a shareholder of record on the record date and shall remain such through the meeting date; and (6) a representation that such shareholder intends to appear in person or by proxy at such

	MVB	IFH
meeting to move the consideration of the business set forth in the notice.

Anti-Takeover Provisions
Certain provisions of MVB’s articles of incorporation and bylaws and the West Virginia Business Corporation Act may have the effect of impeding the acquisition of control of MVB by means of a tender offer, a proxy fight, open-market purchases or otherwise in a transaction not approved by the board of directors. These provisions may have the effect of discouraging a future takeover attempt which is not approved by the board of directors but which individual shareholders may deem to be in their best interests or in which our shareholders may receive a substantial premium for their shares over then-current market prices. As a result, shareholders who might desire to participate in such a transaction may not have an opportunity to do so. For example, MVB has a staggered, or classified, board, which means it would take more than one annual shareholders’ meeting for a majority of the MVB board of directors to be replaced.

IFH’s articles of incorporation and the NCBCA contain certain anti-takeover provisions that may discourage or may make more difficult or expensive a tender offer, change in control or takeover attempt that is opposed by IFH’s board of directors. These provisions could discourage potential acquisition proposals and could delay or prevent a change in control, even though a majority of IFH’s shareholders may consider such proposal desirable. For example, IFH has a staggered, or classified, board, which means it would take more than one annual shareholders’ meeting for a majority of the IFH board of directors to be replaced.

Indemnification of Directors and Officers and Insurance
Section 31D-8-851 of the West Virginia Business Corporation Act provides in part that each West Virginia corporation has the power to indemnify any director against liability incurred in a proceeding against him or her by reason of being or having been such director (other than in an action by or in the right of the corporation) if he or she acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation, or, in the case of any criminal proceeding, he or she had no reasonable cause to believe his conduct was unlawful. With respect to an action by or in the right of the corporation, except for reasonable expenses incurred in the proceeding as to which he or she meets the foregoing standard of conduct, a director may not be indemnified. A director also may not be indemnified unless ordered by a court if he or she is adjudged liable on the basis that he or she received a financial benefit to which he or she was not entitled.

Under West Virginia law, a corporation must indemnify a director who was wholly successful on the merits in the proceeding against reasonable expenses of the proceeding. A corporation may advance expenses incurred by a director in such a proceeding if he or she affirms in writing that he or she believes in good faith that he or she has met

North Carolina law provides that each North Carolina corporation has the power to indemnify any director against liability incurred as a result of any threatened, pending or completed litigation or criminal proceedings provided the director (i) conducted himself in good faith, (ii) reasonably believed that, in the context of his official capacity with the corporation, his conduct was in the best interests of the corporation; and, in all other cases, that his conduct was at least not opposed to the best interests of the corporation; and (iii) in the case of any criminal proceeding, had no reasonable cause to believe that his conduct was illegal. A corporation may not indemnify a director (i) in connection with a proceeding by or in the right of the corporation in which the director was adjudged liable to the corporation or (ii) in connection with any other proceedings charging improper personal benefit to him, whether or not involving action in his official capacity, in which he was adjudged liable on the basis that personal benefit was improperly received by him.

A corporation must indemnify a director who was wholly successful on the merits in

MVB	IFH

the standard of conduct and agrees to return the advanced expenses if it is determined he or she is not entitled to indemnification.

Section 31D-8-856 of the West Virginia Business Corporation Act provides that a West Virginia corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and, if he or she is an officer but not a director, to a further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for (i) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or (ii) liability arising out of conduct that constitutes (a) receipt by him or her of a financial benefit to which he or she is not entitled, (b) an intentional infliction of harm on the corporation or the shareholders or (c) an intentional violation of criminal law. A corporation must indemnify an officer who is not a director and who was wholly successful on the merits in the proceeding against reasonable expenses of the proceeding.

MVB’s articles of incorporation provide that MVB shall indemnify, to the fullest extent permitted by law, any current or former legal representative, officer or director of the Company or a person serving as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise at the MVB’s request against all expenses, liability and loss (including, without limitation, attorneys’ fees and disbursements, judgments, fines, ERISA or other similar or dissimilar excise taxes or penalties and amounts paid or to be paid in settlement) incurred by him or her in connection with a claim or proceeding against him or her by reason of his being or having been in such role. Expenses, including, without limitation, attorneys’ fees and disbursements, incurred in defending or participating in such proceeding shall be paid in advance by the MVB; provided, however, that such payment shall only be made upon delivery to the Company of an undertaking that such person agrees to repay all advanced amounts if it is ultimately determined that such person is not entitled to indemnification under MVB’s articles of incorporation.

the defense of any proceedings against reasonable expenses incurred by him in connection with the proceeding. A corporation may advance expenses incurred by a director in defending a proceeding upon receipt of an undertaking by the director to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the corporation against such expenses.

A North Carolina corporation may purchase indemnity insurance for the benefit of its officers, directors, employees, and agents regardless of whether the corporation would have the power to indemnify against the liability covered by the policy.

North Carolina law permits a North Carolina corporation to provide rights to indemnification beyond the scope of the permissible indemnification described above to the extent that such additional indemnification is authorized in the corporation’s articles of incorporation or bylaws, or by contract or resolution adopted by the corporation’s board of directors. Thus, if so authorized, rights to indemnification may be provided pursuant to agreements or bylaw provisions which make mandatory the permissive indemnification provided by North Carolina law.

IFH’s articles of incorporation provide for the indemnification of current and former directors, officers, employees, or person who serve or served at IFH’s request as a director, officer, employee, partner or trustee of another corporation, partnership, joint venture, trust or other enterprise against all expenses actually and reasonably incurred (including attorneys’ fees but excluding amounts paid in settlement in connection with derivative suits) in the defense or settlement of an action or suit, whether derivative or otherwise, provided that the person subject to such action or suit is successful on the merits or otherwise or meets the aforementioned standard provided by North Carolina law and described in the first paragraph of this subsection.

	MVB	IFH

A West Virginia corporation may purchase indemnity insurance for the benefit of its officers and director regardless of whether the corporation would have the power to indemnify against, or advance expenses in connection with, the liability covered by the policy.

Appraisal or Dissenters’ Rights
Under West Virginia law, shareholders are entitled to appraisal rights with respect to corporate actions involving certain mergers, share exchanges, asset dispositions, and certain article amendments that reduce the shares of a shareholder to a fraction of a share where the corporation has an obligation to repurchase the share fraction.

No appraisal rights exist in the case of a merger, however, if (i) the stock of the acquiring corporation is listed on the New York Stock Exchange or the American Stock Exchange or designated as a national market system security by the National Association of Securities Dealers, Inc., or (ii) the stock has at least 2,000 shareholders and the outstanding shares of a class or series has a market value of at least $20 million, exclusive of the value of the shares held by subsidiaries, senior executives, directors, and beneficial shareholders owning more than 10% of the shares.

Appraisal rights will not be available to the shareholders of MVB in connection with the proposed merger of IFH into MVB because the stock of MVB is designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc.

Under North Carolina law, shareholders are generally entitled to object and receive the fair value of their stock in the event of certain corporate actions, as set forth in Section 55-13-02 of the NCBCA.

Appraisal rights will be available to the shareholders of IFH in connection with the proposed merger of IFH into MVB. See the information provided in the section entitled “The Merger—Appraisal or Dissenters’ Rights in the Merger” beginning on page 118 for more information about such appraisal rights.

A full copy of Article 13 of the NCBCA that governs appraisal rights under North Carolina law is included as Annex E to this joint proxy statement/prospectus.

Dividends
The MVB bylaws provide that the board of directors may, from time to time, declare and MVB may pay dividends on its outstanding shares in the manner and upon the terms and conditions provided by law and the MVB articles of incorporation.

A West Virginia corporation generally may pay dividends in cash, property or its own shares except when the corporation is unable to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved at the time of the dividend, to

The IFH bylaws provide that the Board of Directors may declare dividends on IFH’s outstanding capital stock, and such dividends may be paid in cash, property or in IFH’s own capital stock.

Under North Carolina law, a corporation may not pay dividends if, after giving effect to such cash dividend or other distribution, a corporation would not be able to pay its debts as they become due in the usual course of business or the corporation’s total assets would be less than the sum of its liabilities plus the amount that would be needed to satisfy certain liquidation rights.

	MVB	IFH
satisfy any shareholders who have rights superior to those receiving the dividend.

Amendments to Charter/Articles and Bylaws
Under West Virginia law, unless the articles of incorporation, or the board of directors requires a greater vote or a greater number of shares to be present, approval of an amendment to the articles of incorporation requires the approval of the shareholders at a meeting at which a quorum consisting of at least a majority of the votes entitled to be cast on the amendment exists. Except for any action to alter, amend or adopt any provision inconsistent with Article X (board of directors and bylaw amendments), which requires the affirmative vote of the holders of at least 75% of the voting power of all the shares of MVB entitled to vote generally in the election of directors, voting together as a single class, the MVB articles of incorporation do not specify a different number.

West Virginia law provides that the bylaws may be amended or repealed by the board of directors unless: (1) the articles of incorporation or Section 31D-10-1021 of the West Virginia Business Corporation Act, which is related to increases in quorum or voting requirements for directors, reserves the power exclusively to the shareholders; or (2) the shareholders in amending, repealing or adopting a bylaw expressly provide that the board of directors may not amend, repeal or reinstate that bylaw.

MVB’s articles of incorporation provide that Article III, Sections 2 (number, election and terms of directors), 9 (vacancies on the board) and 13 (removal of directors) and Article XII (amendments to the bylaws) of the MVB bylaws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of the holders of at least 75% of the voting power of all the shares of MVB entitled to vote generally in the election of directors, voting together as a single class.

Except for the restrictions in the MVB articles above, the MVB bylaws allow the board of directors, by majority vote of those present at any meeting at which a quorum is present, to either amend the bylaws or enact such other bylaws as in their judgement may be advisable for the regulation of the conduct of the affairs of MVB.

Under North Carolina law, the IFH articles of incorporation generally may be amended if the proposed amendment is adopted by the IFH board of directors and such amendment is approved by a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create appraisal rights. Certain amendments to the articles of incorporation, such as a change in the corporate name, do not require shareholder approval. Additionally, as discussed above, certain amendments affecting the IFH non-voting common stock must be approved by a two-thirds vote of the outstanding shares of IFH’s non-voting common stock.

The IFH bylaws provide that such bylaws may be repealed, altered, amended or rescinded by a vote of two-thirds of the outstanding shares of capital stock of IFH entitled to vote generally in the election of directors, cast at a meeting of the shareholders called for that purpose (and provided that notice of such proposed repeal, alteration, amendment or rescission is included in the notice of such meeting).

IFH’s bylaws also provide that the Board of Directors may repeal, alter, amend or rescind the bylaws by a vote of two-thirds of the Board of Directors at a legal meeting. North Carolina law provides that a corporation’s shareholders may amend or repeal the corporation bylaws even though the bylaws may also be amended or repealed by its board of directors.

	MVB	IFH
Provisions Affecting Business Combinations
Under West Virginia law, a consolidation, merger, share exchange or transfer must be approved by the shareholders of the corporation at a meeting at which a quorum exists consisting of at least a majority of the votes entitled to be cast on the matter. Except as described below, the MVB articles of incorporation and the MVB bylaws do not provide for a different number.

Under West Virginia law, no contract or transaction between a corporation and one or more of its directors or officers, or between a corporation and any other corporation in which one or more of its directors or officers are directors or officers, or have a financial interest, is void or voidable solely for this reason or solely because the director or officer participates is present or participates in a board meeting which authorizes the contract or transaction or solely because any director’s or officer’s votes are counted for the purpose if (i) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed to either (a) the board of directors or (b) the members entitled to vote on such contract or transaction and the contract is specifically approved in good faith by vote of the board or such members entitled to vote or (ii) the contract or transaction is fair to the corporation at the time it is authorized by the board of directors or the members. West Virginia law provides that interested directors may be counted in determining the presence of a quorum at the meeting which authorizes the contract or transaction.

Unless approved by a majority of the disinterested directors of MVB or certain price and procedural requirements are fulfilled (as detailed in the MVB articles), the MVB articles require affirmative vote of the holders of at least 75% of the voting power of the then outstanding shares of capital stock of MVB entitled to vote, voting together as a single class for any of the following transactions:

Under North Carolina law, a merger or share exchange must be approved by each voting group entitled to vote separately on the merger of share exchange by a majority of all the votes entitled to be cast on the merger or share exchange by that voting group. The IFH articles of incorporation and the IFH bylaws do not provide for a different number. Notwithstanding that the IFH non-voting common stock is generally non-voting under the IFH articles of incorporation, North Carolina law provides the IFH non-voting common stock with voting rights on the merger and to vote as a separate voting group. The IFH articles of incorporation also provide that, in the event of a merger, consolidation or share exchange in which shares of IFH voting common stock are exchanged or changed into other stock or securities, cash, and/or any other property, each share of IFH non-voting common stock will at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of stock, securities, and/or any other property (payable in kind), as the case may be, that each share of IFH voting common stock would be entitled to receive as a result of such transaction.

• any merger or consolidation of MVB or any subsidiary with (a) any interested shareholder or (b) any other corporation (whether or not itself an interested shareholder) which is, or after such merger or consolidation would be, an affiliate of any interested shareholder;

• any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in

	MVB	IFH

one transaction or a series of transactions) to or with any interested shareholder or any affiliate of any interested shareholder of any assets of MVB or any subsidiary having an aggregate fair market value of $100,000 or more;

• the issuance or transfer by MVB or any subsidiary (in one transaction or a series of transactions) of any securities of MVB or any subsidiary to any interested shareholder or any affiliate of any interested shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate fair market value of $100,000 or more;

• the adoption of any plan or proposal for the liquidation or dissolution of MVB proposed by or on behalf of an interested shareholder or any affiliate of any interested shareholder; or

• any reclassification of securities (including any reverse stock split), or recapitalization of MVB, or any merger or consolidation of MVB with any of its subsidiaries or any other transaction (whether or not with or into or otherwise involving an interested shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of MVB or any subsidiary which is directly or indirectly owned by any interested shareholder or any affiliate of any interested shareholder.

Action by Written Consent of the Shareholders
West Virginia law and MVB’s bylaws provide that action required or permitted by law to be taken at a shareholders’ meeting may be taken without a meeting and without prior notice, if a written consent which describes the action is signed by all of the shareholders entitled to vote on the matter and is filed with the records of the shareholder meeting.

The IFH bylaws provide that no action required to be taken or which may be taken at any annual or special meeting of IFH shareholders may be taken without a meeting, and the power of shareholders to consent in writing, without a meeting, to the taking of any action is specifically denied.

LEGAL MATTERS
The validity of MVB common stock to be issued in connection with the merger will be passed upon for MVB by Squire Patton Boggs (US) LLP, Cincinnati, Ohio.
Squire Patton Boggs (US) LLP, Cincinnati, Ohio, counsel for MVB, and Wyrick Robbins Yates & Ponton LLP, Raleigh, North Carolina, counsel for IFH, will provide prior to the effective time opinions regarding certain federal income tax consequences of the merger for MVB and IFH, respectively.
EXPERTS
MVB. The consolidated financial statements (and the related consolidated financial statement schedules) of MVB as of December 31, 2021 and 2020 and for each of the years in the three-year period ended December 31, 2021, and the effectiveness of MVB’s internal control over financial reporting as of December 31, 2021 have been audited by FORVIS, LLP (formerly Dixon Hughes Goodman LLP), independent registered public accounting firm, as set forth in their reports thereon, included in MVB’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, and incorporated herein by reference. Such consolidated financial statements (and the related consolidated financial statement schedules) have been incorporated herein by reference in reliance upon such reports pertaining to such financial statements and the effectiveness of our internal control over financial reporting given on the authority of such firm as experts in accounting and auditing.
IFH. The consolidated balance sheets of IFH as of December 31, 2021 and 2020, and the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2021, included in this joint proxy statement/prospectus, have been so included in reliance on the report of Elliott Davis, PLLC, independent auditors, given on the authority of that firm as experts in auditing and accounting.

DEADLINES FOR SUBMITTING SHAREHOLDER PROPOSALS
MVB
MVB held its 2022 annual meeting of shareholders on May 17, 2022. MVB will hold its 2023 annual meeting of shareholders (the “MVB 2023 annual meeting”), regardless of whether the merger has been completed. Any shareholder nominations or proposals for other business intended to be presented at MVB’s next annual meeting must be submitted to MVB as set forth below.
SEC Rule 14a-8
In order for a shareholder proposal for the MVB 2023 annual meeting to be eligible for inclusion in MVB’s proxy statement pursuant to SEC Rule 14a-8, MVB must have received the proposal and supporting statements at its principal executive offices no later than December 8, 2022, unless the date of MVB’s 2023 annual meeting is changed by more than thirty (30) days from May 17, 2023, the one (1)-year anniversary of MVB’s 2022 annual meeting of shareholders, in which case the proposal must be received a reasonable time before MVB begins to print and send its proxy materials. An MVB shareholder must provide its proposal to MVB in writing, and it must comply with the requirements of SEC Rule 14a-8. Any such proposals should be sent to the attention of the Corporate Secretary of MVB at 301 Virginia Avenue, Fairmont, WV 26554.
Advance Notice Procedures
With respect to shareholder proposals not wishing to be included in MVB’s proxy statement, but rather to be brought as business at MVB’s annual meeting, MVB’s bylaws prescribe certain advance notice procedures independent of the notice requirement and deadline described above. MVB’s bylaws state that, to be timely, notice and certain related information must be received at MVB’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting. However, in the event that the date of the annual meeting is more than 30 days before or more than 70 days after the anniversary date, the notice must be delivered not earlier than 120 days prior to the annual meeting and not later than 90 days prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. For a shareholder proposal to be properly brought before the MVB 2023 annual meeting, the proposal must be received at MVB’s principal executive offices (301 Virginia Avenue, Fairmont, WV 26554) between January 17, 2023 and before February 16, 2023, as prescribed by rules under the Exchange Act and the notice provisions in the MVB’s bylaws.
IFH
IFH held its 2022 annual meeting of shareholders on June 16, 2022. If the proposed merger occurs, there will be no IFH annual meeting of shareholders for 2023. In that case, shareholder proposals must be submitted to MVB in accordance with the procedures described above. If the merger is not completed, then IFH will hold an annual meeting in 2023 in accordance with its current governing documents and as required by North Carolina law.

WHERE YOU CAN FIND MORE INFORMATION
MVB is subject to the informational requirements of the Exchange Act and files with the SEC proxy statements, Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. You may inspect MVB’s filings on the SEC’s web site at www.sec.gov or on our website at www.mvbbanking.com. However, other than MVB’s available SEC filings, the information on, or that can be accessible through, MVB’s website does not constitute a part of, and is not incorporated by reference in, this prospectus. Written requests for copies of the documents we file with the SEC should be directed to MVB Financial Corp., 301 Virginia Avenue, Fairmont, West Virginia 26554, Attention: Corporate Secretary, telephone: (304) 363-4800 or by email to lmccormick@mvbbanking.com.
MVB has filed a registration statement on Form S-4 under the Securities Act with the SEC with respect to MVB’s securities to be issued in the merger. This document constitutes the prospectus of MVB filed as part of the registration statement. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC.
Statements contained in this joint proxy statement/prospectus, or in any document incorporated by reference into this joint proxy statement/prospectus regarding the contents of any contract or other document, are not necessarily complete, and each such statement is qualified in its entirety by reference to that contract or other document filed as an exhibit with the SEC. The SEC allows MVB to incorporate by reference into this document documents filed with the SEC by MVB. This means that the companies can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the SEC will update and supersede that information. MVB incorporates by reference the documents listed below and any documents filed by MVB under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this document and before the date of the special meetings of MVB:
•	Our Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 10, 2022;
•	Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, filed with the SEC on May 2, 2022;
•	Our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, filed with the SEC on August 8, 2022;
•	Our Quarterly Report on Form 10-Q for the quarter ended September 30, 2022, filed with the SEC on November 8, 2022;
•
Our Current Reports on Form 8-K filed with the SEC on January 20, 2022, January 27, 2022, March 14, 2022, May 18, 2022, June 6, 2022, August 12, 2022, August 15, 2022, August 18, 2022, August 25, 2022, September 14, 2022, October 3, 2022, October 11, 2022 and October 19, 2022; and

•
The description of our common stock contained in our Registration Statement on Form 8-A, filed December 4, 2017, including any subsequent amendment or any report filed for the purpose of updating such description.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this document, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction. Neither the delivery of this document nor any distribution of securities pursuant to this document shall, under any circumstances, create any implication that there has been no change in the information set forth or incorporated into this document by reference or in MVB’s and IFH’s affairs since the date of this document. MVB provided the information contained in this document with respect to MVB and IFH provided the information contained in this document with respect to IFH.

Integrated Financial Holdings, Inc.
Consolidated Balance Sheets
As of September 30, 2022 and December 31, 2021
(in thousands, except share data)	2022	2021
	Unaudited
Assets
Cash and due from banks	$6,272	$3,803
Interest-bearing deposits with other institutions	25,011	79,910
Total cash and cash equivalents	31,283	83,713
Interest-bearing time deposits	1,249	1,746
Securities available for sale, at fair value	17,460	20,671
Marketable equity securities	17,982	11,988
Loans held for sale	28,399	27,880
Loans held for investment	295,416	259,625
Allowance for loan losses	(6,710)	(5,547)
Loans held for investment, net	288,706	254,078
Premises and equipment, net	4,264	4,174
Foreclosed assets	—	618
Loan servicing assets	3,979	3,993
Bank owned life insurance	5,330	5,246
Accrued interest receivable	2,485	1,373
Goodwill	13,161	13,161
Intangible assets	5,848	6,399
Other assets	17,293	17,833
Total assets	$437,439	$452,873
Liabilities and shareholders’ equity
Liabilities
Deposits:
Noninterest-bearing	$106,272	$114,313
Interest-bearing	218,835	233,843
Total deposits	325,107	348,156
Borrowings	5,000	7,500
Accrued interest payable	370	326
Other liabilities	23,556	9,111
Total liabilities	354,033	365,093
Shareholders’ equity
Common stock, voting, $1 par value, 8,000,000 shares authorized, 2,226,809 and 2,172,997 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	2,239	2,173
Common stock, non-voting, $1 par value, 1,000,000 shares authorized, 21,740 shares issued and outstanding at September 30, 2022 and December 31, 2021, respectively	22	22
Additional paid-in capital	24,675	23,666
Retained earnings	60,248	62,810
Accumulated other comprehensive loss	(2,866)	(99)
Total Integrated Financial Holdings, Inc. shareholders’ equity	84,318	88,572
Noncontrolling interest	(912)	(792)
Total shareholders' equity	83,406	87,780
Total liabilities and shareholders' equity	$437,439	$452,873
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Income (Loss) (Unaudited)
For the nine months ended September 30, 2022 and 2021
(in thousands except share and per share data)	2022	2021
Interest income
Interest and fees on loans	$17,056	$13,887
Investment securities & deposits	598	326
Total interest income	17,654	14,213
Interest expense
Interest on deposits	1,577	2,014
Interest on borrowed funds	37	1
Total interest expense	1,614	2,015
Net interest income	16,040	12,198
Provision for loan losses	960	1,171
Net interest income after provision for loan losses	15,080	11,027
Noninterest income
Government loan servicing and processing revenue	6,743	20,553
Changes in fair value in marketable equity securities	5,994	1,998
Mortgage revenue	1,717	5,016
Government lending revenue	6,104	5,721
SBA documentation preparation fees	350	824
Loan servicing rights	(15)	374
Other noninterest income	1,531	1,668
Total noninterest income	22,424	36,154
Noninterest expense
Compensation	20,212	17,474
Occupancy and equipment	1,000	927
Loan related expenses	1,852	1,033
Data processing expense	782	632
Advertising expense	787	976
Insurance expense	337	392
Professional fees	1,499	1,971
Software	1,311	5,757
Communications	266	297
Foreclosed asset expense, net	246	736
Directors fees	512	253
Intangible amortization expense	510	528
Merger related expenses	560	—
Other noninterest expense	11,063	1,237
Total noninterest expense	40,937	32,213
Income (loss) before income taxes	(3,433)	14,968
Income tax expense (benefit)	(751)	3,957
Net income (loss)	(2,682)	11,011
Net loss attributable to noncontrolling interest	120	444
Net income (loss) available to Integrated Financial Holdings, Inc.	(2,562)	11,455
Basic earnings (loss) per common share	$(1.18)	$5.31
Diluted earnings (loss) per common share	$(1.18)	$5.15
Weighted average common shares outstanding	2,172,976	2,158,278
Diluted average common shares outstanding	2,172,976	2,226,213
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Comprehensive Income (Loss) (Unaudited)
For the nine months ended September 30, 2022 and 2021
(in thousands)	2022	2021
Net income (loss)	$(2,682)	$11,011
Other comprehensive loss:
Unrealized loss during the period on available for sale securities, net of tax benefit of $736 and $78, respectively	(2,767)	(206)
Other comprehensive loss:	(2,767)	(206)
Comprehensive income	(5,449)	10,805
Comprehensive loss attributable to noncontrolling interest	(120)	(444)
Comprehensive income (loss) attributable to Integrated Financial Holdings, Inc.	$(5,329)	$11,249
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Changes in Shareholders’ Equity (Unaudited)
For the nine months ended September 30, 2022 and 2021
(in thousands)	Common Stock $1.00 par		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Shareholders' Equity
	Voting	Non-voting

Balance at December 31, 2020	$2,181	$22	$24,331	$271	$50,079	$(161)	$76,723
Net income	—	—	—	—	11,455	—	11,455
Other comprehensive loss	—	—	—	(206)	—	—	(206)
Stock based compensation	—	—	201	—	—	—	201
Exercise of stock options	24	—	339	—	—	—	363
Restricted stock issuance	45	—	432	—	—	—	477
Noncontrolling interest	—	—	—	—	—	(444)	(444)
Share repurchases and cancellations	(74)	—	(1,788)	—	—	—	(1,862)
Balance at September 30, 2021	$2,176	$22	$23,515	$65	$61,534	$(605)	$86,707

Balance at December 31, 2021	$2,173	$22	$23,666	$(99)	$62,810	$(792)	$87,780
Net income (loss)	—	—	—	—	(2,562)	—	(2,562)
Other comprehensive loss	—	—	—	(2,767)	—	—	(2,767)
Stock based compensation	—	—	151	—	—	—	151
Exercise of stock options	26	—	372	—	—	—	398
Restricted stock issuance	43	—	535	—	—	—	578
Noncontrolling interest	—	—	—	—	—	(120)	(120)
Share repurchases and cancellations	(3)	—	(49)	—	—	—	(52)
Balance at September 30, 2022	$2,239	$22	$24,675	$(2,866)	$60,248	$(912)	$83,406
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended September 30, 2022 and 2021
(in thousands)	2022	2021
Cash flows from operating activities
Net income (loss)	$(2,682)	$11,011
Adjustments to reconcile net income to net cash from operating activities:
Depreciation expense	535	291
Provision for loan losses	960	1,171
Amortization of premium on securities, net of accretion	42	118
Amortization of intangible assets	551	468
Accretion of discounts on loans	(1,476)	(1,249)
Originations of loans held for sale	(167,904)	(172,396)
Proceeds from sales of loans held for sale	177,200	180,526
Net gains on sale of loans held for sale	(9,815)	(11,248)
Net loss on sale of foreclosed assets	91	944
Net loss on sale and disposal of property and equipment	69	41
Stock-based compensation expense	686	432
Earnings on bank-owned life insurance	(84)	(84)
Revaluation of loan servicing rights	14	(374)
Changes in fair value on marketable equity securities	(5,994)	(1,998)
Changes in assets and liabilities:
(Increase) decrease in other assets	417	(3,055)
Increase in other liabilities	14,489	3,907
Net cash provided by operating activities	$7,099	$8,505

Cash flows from investing activities
Purchases of securities available-for-sale	$(1,971)	$(8,536)
Proceeds from maturities and principal paydowns of securities available-for-sale	1,637	4,502
Proceeds from maturities of interest-bearing time deposits	497	750
Proceeds from sale of premises and equipment	—	511
Decrease (increase) in loans, net	(34,112)	8,808
Purchases of FHLB stock	(253)	—
Proceeds from sale of foreclosed assets	527	810
Purchases of premises and equipment	(694)	(252)
Net cash provided by (used in) investing activities	$(34,369)	$6,593

Cash flows from financing activities
Increase (decrease) in deposits, net	$(23,049)	$40,009
Increase (decrease) in borrowings, net	(2,500)	1,000
Stock option exercises and restricted stock vested	441	609
Repurchase of common stock	(52)	(1,862)
Net cash provided by (used in) financing activities	$(25,160)	$39,756

Net change in cash and cash equivalents	$(52,430)	$54,854
Cash and cash equivalents, beginning	83,713	32,925
Cash and cash equivalents, ending	$31,283	$87,779
Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest	$1,570	$2,070
Cash paid during the period for taxes	982	2,759

Supplemental Disclosures of Noncash Investing and Financing Activities
Change in unrealized loss on securities available for sale, net of tax	$(2,767)	$(206)
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 1. Nature of Business and Basis of Presentation
Summary of Significant Accounting Policies
A summary of significant accounting principles is included in the Integrated Financial Holdings, Inc. (the “Company”) 2021 consolidated financial statements, which are included elsewhere herein.
Principles of Consolidation and Basis of Presentation
The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, West Town Bank & Trust (the “Bank”), West Town Insurance Agency, Inc., Patriarch LLC, Glenwood Structured Finance, LLC, Windsor Advantage, LLC (“Windsor”) and SBA Loan Documentation Services, LLC, after elimination of all significant intercompany balances and transactions.
Management Opinion
The accompanying unaudited consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) and are unaudited. They do not contain all of the disclosures required for annual audited financial statements. In the opinion of management, all adjustments necessary to present a fair statement of the results for the interim period have been made. Such adjustments are of a normal and recurring nature. The results of operations for any interim period are not necessarily indicative of the results to be expected for an entire year. These interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements and notes thereto contained in the Company’s consolidated financial statements.
Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including those relating to the allowance for loan losses, determination of fair value of acquired assets and assumed liabilities, servicing assets, and valuation of goodwill and intangible assets.
Risks and Uncertainties
In the normal course of its business, the Company encounters two significant types of risks: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk, and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different times, or on different bases, than its interest-earning assets. Credit risk is the risk of default on the Company's loan and investment securities portfolios that results from a borrower's inability or unwillingness to make contractually required payments. Market risk reflects changes in the value of collateral underlying loans receivable and the valuation of real estate held by the Company.
The Company is subject to the regulations of various governmental agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions from the regulators' judgments based on information available to them at the time of their examination.
Concentrations of Credit Risk
Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of loans receivable, investment securities, federal funds sold and amounts due from banks.
The Company makes loans to individuals and small businesses for various personal and commercial purposes throughout the United States. The Company’s loan portfolio is not concentrated in loans to any single borrower

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
or a relatively small number of borrowers. Additionally, management is not aware of any concentrations of loans to classes of borrowers or industries that would be similarly affected by economic conditions. However, the Company does have a large portfolio of loans in the solar electric generation power industry but not so much as to be deemed a concern by management.
In addition to monitoring potential concentrations of loans to particular borrowers or groups of borrowers, industries and geographic regions, management monitors exposure to credit risk from concentrations of lending products and practices such as loans that subject borrowers to substantial payment increases (e.g., principal deferral periods, loans with initial interest-only periods, etc.), and loans with high loan-to-value ratios. Management has determined that there is no concentration of credit risk associated with its lending policies or practices. Additionally, there are industry practices that could subject the Company to increased credit risk should economic conditions change over the course of a loan’s life. For example, the Company makes variable rate loans and fixed rate principal-amortizing loans with maturities prior to the loan being fully paid (i.e., balloon payment loans). These loans are underwritten and monitored to manage the associated risks. Therefore, management believes that these particular practices do not subject the Company to unusual credit risk.
The Company’s investment portfolio consists principally of obligations of the United States, its agencies or its corporations and general obligation municipal securities. In the opinion of management, there is no concentration of credit risk in its investment portfolio. The Company places its deposits and correspondent accounts with and sells its federal funds to high quality institutions.
Management believes credit risk associated with correspondent accounts is not significant.
Note 2. Earnings per Share
Basic earnings per common share is computed using the weighted average number of common shares and participating securities outstanding during the reporting period. Diluted earnings per common share is the amount of earnings available to each share of common stock during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options and warrants. Potentially dilutive common shares are excluded from the computation of dilutive earnings per share in the periods in which the effect would be anti-dilutive.
The Company's basic and diluted earnings per share calculations are presented in the following table:
	For the nine months ended September 30,
(in thousands except share and per share data)	2022	2021

Net income (loss) attributable to IFH, Inc.	$(2,562)	$11,455

Weighted average common shares – basic	2,172,976	2,158,278
Add: Effect of dilutive stock options(1)	—	56,872
Add: Effect of dilutive restricted stock awards(1)	—	11,063
Weighted average common shares – dilutive	2,172,976	2,226,213

Basic earnings (loss) per common share	$(1.18)	$5.31
Diluted earnings (loss) per common share	$(1.18)	$5.15
(1)	Amounts exclude all potential common and common equivalent shares for periods when there is a net loss.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 3. Investment Securities
The amortized cost, unrealized gains, unrealized losses, and fair values of available-for-sale investment and marketable equity securities at September 30, 2022 and December 31, 2021 are as follows:
	September 30, 2022
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$182	$4	$—	$186
Government sponsored enterprises mortgage backed securities	20,448	—	3,629	16,819
Government sponsored enterprises collateralized mortgage obligations	458	—	3	455
Total investment securities available for sale	$21,088	$4	$3,632	$17,460
Investment in marketable equity securities Marketable equity securities	$9,990	$7,992	$—	$17,982
	December 31, 2021
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$243	$3	$—	$246
Government sponsored enterprises mortgage backed securities	20,007	192	323	$19,876
Government sponsored enterprises collateralized mortgage obligations	546	3	—	$549
Total investment securities available for sale	$20,796	$198	$323	$20,671
Investment in marketable equity securities Marketable equity securities	$9,990	$1,998	$—	$11,988
The following table provides the unrealized gains on marketable equity securities arising during the nine months ended September 30, 2022 and 2021:
(in thousands)	2022	2021

Marketable equity securities gains	$5,994	$1,998
The following tables summarize securities with unrealized losses at September 30, 2022 and December 31, 2021, aggregated by major security type and length of time in a continuous unrealized loss position:
	September 30, 2022
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$7,299	$1,211	$9,520	$2,418	$16,819	$3,629
Government sponsored collateralized mortgage obligations	455	3	—	—	455	3
Total	$7,754	$1,214	$9,520	$2,418	$17,274	$3,632

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
	December 31, 2021
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$11,865	$230	$2,548	$93	$14,413	$323
Total	$11,865	$230	$2,548	$93	$14,413	$323
The fair values of investment securities available for sale at September 30, 2022 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.
(in thousands)	Within 1 Year	After One Within Five Years	After Five Within Ten Years	After Ten Years	Total
SBA pooled securities	$—	$—	$—	$186	$186
Government sponsored enterprises mortgage backed securities	—	—	50	16,769	16,819
Government sponsored enterprises collateralized mortgage obligations	—	—	—	455	455
	$—	$—	$50	$17,410	$17,460
Management considers the nature of the investment, the underlying causes of the decline in the market value and the severity and duration of the decline in market value in determining if impairment is other than temporary. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Securities classified as available-for-sale are recorded at fair market value. At September 30, 2022, there were eight securities classified as available-for-sale in an unrealized loss position for twelve months or more. At December 31, 2021, there was one security classified as available-for-sale in an unrealized loss position for twelve months or more. No impairment loss has been realized in the Company's consolidated income statement.
As of September 30, 2022, investments with amortized costs and fair values of $671,000 and $622,000, respectively, were pledged.
The Company had one holding of securities of one issuer other than the U.S. government and its agencies in an amount greater than 10% of shareholders’ equity at September 30, 2022 and December 31, 2021. That investment in Dogwood State Bank totaled $18.0 million and $12.0 million at September 30, 2022 and December 31, 2021, respectively. The investment is carried on the balance sheet in marketable equity securities.
During the nine months ended September 30, 2022, no securities were sold.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 4. Loans Held for Investment
Loans held for investment at September 30, 2022 and December 31, 2021 were as follows:
(in thousands)	September 30, 2022	December 31, 2021

Commercial	$182,066	$143,182
Real Estate:
Commercial real estate	73,295	79,394
Residential real estate	38,237	35,066
Consumer	50	74
Subtotal	293,648	257,716
Net deferred loan costs	1,768	1,909
Allowance for loan losses	(6,710)	(5,547)
Loans held for investment, net	$288,706	$254,078
Included above, the Company has SBA loans totaling $52.0 million and $78.4 million and USDA loans totaling $163.0 million and $103.6 million at September 30, 2022 and December 31, 2021, respectively.
The following tables present the activity in the allowance for loan losses by class of loans for the nine months ended September 30, 2022 and 2021 and for the year ended December 31, 2021:
	September 30, 2022
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$3,023	$2,219	$274	$3	$28	$5,547
Provision for loan losses	1,481	(611)	69	(2)	23	960
Charge—offs	(402)	(49)	—	—	—	(451)
Recoveries	180	474	—	—	—	654
Ending Balance	$4,282	$2,033	$343	$1	$51	$6,710

Ending Balances:
Individually evaluated for impairment	$141	$89	$—	$—	$—	$230
Collectively evaluated for impairment	$4,141	$1,944	$343	$1	$51	$6,480

Loans Held for Investment:
Ending balance, total	$182,066	$73,295	$38,237	$50	$—	$293,648
Individually evaluated for impairment	$1,063	$5,343	$583	$—	$—	$6,989
Collectively evaluated for impairment	$181,003	$67,952	$37,654	$50	$—	$286,659

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
	September 30, 2021
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$2,337	$2,371	$338	$94	$4	$5,144
Provision for loan losses	761	548	(72)	(92)	26	1,171
Charge-offs	(162)	(354)	—	—	—	(516)
Recoveries	—	—	10	1	—	11
Ending Balance	$2,936	$2,565	$276	$3	$30	$5,810

Ending Balances:
Individually evaluated for impairment	$231	$—	$—	$—	$—	$231
Collectively evaluated for impairment	$2,705	$2,565	$276	$3	$30	$5,579

Loans Held for Investment:
Ending balance, total	$135,706	$88,031	$33,371	$83	$—	$257,191
Individually evaluated for impairment	$1,674	$5,947	$676	$—	$—	$8,297
Collectively evaluated for impairment	$134,032	$82,084	$32,695	$83	$—	$248,894
	December 31, 2021
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$2,337	$2,371	$338	$94	$4	$5,144
Provision for loan losses	1,874	203	(64)	(91)	24	1,946
Charge-offs	(1,248)	(355)	—	—	—	(1,603)
Recoveries	60	—	—	—	—	60
Ending Balance	$3,023	$2,219	$274	$3	$28	$5,547

Ending Balances:
Individually evaluated for impairment	$234	$—	$—	$—	$—	$234
Collectively evaluated for impairment	$2,789	$2,219	$274	$3	$28	$5,313

Loans Held for Investment:
Ending balance, total	$143,182	$79,394	$35,066	$74	$—	$257,716
Individually evaluated for impairment	$1,168	$5,858	$537	$—	$—	$7,563
Collectively evaluated for impairment	$142,014	$73,536	$34,529	$74	$—	$250,153

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
The following tables present information related to impaired loans by class of loans recorded at September 30, 2022 and December 31, 2021:
(in thousands)	Recorded Investment	Contractual Principal Balance	Allocated Allowance
September 30, 2022
Loans without a specific valuation allowance:
Commercial	$442	$456	$—
Commercial real estate	4,716	4,856	—
Residential real estate	583	575	—
Loans with a specific valuation allowance:
Commercial	621	621	141
Commercial real estate	627	732	89
Total	$6,989	$7,240	$230
(in thousands)	Recorded Investment	Unpaid Contractual Principal Balance	Allocated Allowance
December 31, 2021
Loans without a specific valuation allowance:
Commercial	$517	$502	$—
Commercial real estate	5,858	5,861	—
Residential real estate	537	537	—
Loans with a specific valuation allowance:
Commercial	651	651	234
Total	$7,563	$7,551	$234
Nonaccrual loans and impaired loans are defined differently. Some loans may be included in both categories, and some may only be included in one category.
The following tables present the aging of the recorded investment in past due loans by class of loans as of September 30, 2022 and December 31, 2021:
(in thousands)	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Non- Accrual	Total Past Due	Current	Total Loans
September 30, 2022
Commercial	$—	$17	$—	$788	$805	$181,261	$182,066
Commercial real estate	—	474	—	3,302	3,776	69,519	73,295
Residential real estate	—	—	—	537	537	37,700	38,237
Consumer	—	—	—	—	—	50	50
Total	$—	$491	$—	$4,627	$5,118	$288,530	$293,648

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
(in thousands) December 31, 2021	30 - 59 Days Past Due	60 - 89 Days Past Due	Greater than 90 Days Past Due	Non- Accrual	Total Past Due	Current	Total Loans
Commercial	$19	$—	$—	$1,170	$1,189	$141,993	$143,182
Commercial real estate	—	—	—	5,309	5,309	74,085	79,394
Residential real estate	279	204	—	370	853	34,213	35,066
Consumer	—	—	—	—	—	74	74
Total	$298	$204	$—	$6,849	$7,351	$250,365	$257,716
Troubled Debt Restructurings (“TDRs”):
A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. There were no TDRs that subsequently defaulted (more than 90 days past due or charge-off) within the first year of modification during 2022 and 2021.
There were five new TDRs in 2022 with balances of $1.1 million as of September 30, 2022. There were two new TDRs in 2021 with balances of $961,000 as of December 31, 2021. Modifications made by the Company in both years included temporary payment reductions.
TDRs by loan classification were as follows as of September 30, 2022 and December 31, 2021:
(in thousands)	September 30, 2022	December 31, 2021

Commercial	$1,065	$651
Real Estate:
Commercial real estate	1,797	1,527
Residential real estate	583	167
	$3,445	$2,345
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The risk category of homogeneous loans is evaluated at origination and when a loan becomes delinquent. The Company uses the following definitions for risk ratings:
Pass loans are loans that are performing and are deemed adequately protected by the net worth of the borrower or the underlying collateral value. These loans are considered the least risky in terms of determining the allowance for loan losses.
Special Mention loans are loans with underwriting guideline tolerances and/or exceptions and with no mitigating factors. These are loans that are currently performing satisfactorily but with potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank's position at some future date.
Substandard loans typically have an identified weakness or weaknesses and are inadequately protected by the net worth of the borrower or collateral value.
Doubtful loans have the same characteristics of a substandard loan with an additional weakness that makes collection or liquidation of the asset highly questionable, and there is a high probability of loss based on currently existing facts, conditions or values.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Loss loans are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value but rather that it is not practical or desirable to defer writing off the worthless loan even though partial recovery may be collected in the future. Probable loss portions of doubtful assets should be charged against the Allowance for Loan Losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty days or calendar quarter-end. There were no loans rated as loss as of September 30, 2022 or December 31, 2021.
Loans not meeting the criteria above that are analyzed individually as part of the above-described process are considered to be pass rated loans.
The following is an analysis of our loan portfolio by credit quality indicators at September 30, 2022 and December 31, 2021:
	September 30, 2022
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total
Pass	$180,429	$69,677	$37,343	$50	$287,499
Special mention	856	1,028	357	—	2,241
Substandard	781	2,590	537	—	3,908
Doubtful	—	—	—	—	—
Total	$182,066	$73,295	$38,237	$50	$293,648
	December 31, 2021
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total
Pass	$141,655	$73,160	$34,382	$74	$249,271
Special mention	357	1,664	314	—	2,335
Substandard	1,170	4,570	370	—	6,110
Doubtful	—	—	—	—	—
Total	$143,182	$79,394	$35,066	$74	$257,716
Note 5. Loan Servicing Assets
The Company accounts for loan servicing rights at fair value. The changes in fair value are recorded in the consolidated statements of income in noninterest income. The Company values its loan servicing rights quarterly. During the first nine months of 2022, downward adjustments to fair value of the loan servicing rights totaled $15,000, which decreased the loan servicing rights to $3.98 million at September 30, 2022 from $3.99 million at December 31, 2021. The valuation incorporates changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates. The portfolio mix also impacts valuation, as the fair value servicing spreads for SBA servicing assets are generally 3-4 times greater compared to USDA servicing assets. Discount rates are assigned on a product level basis and reflect the rates of returns buyers of similar products require. The model for prepayment speeds considers loan characteristics including interest rate, product type, loan age, and original term, as well as current market conditions including short and long-term interest rate levels. The fair value of loan servicing rights is sensitive to changes in interest rates, including their effect on prepayment speeds. Fair value at September 30, 2022 was determined using discount rates ranging from 12.25% to 14.25%, prepayment speeds ranging from 11.65% to 17.30%, depending on the stratification, and a weighted average default rate of 0.86%. Fair value at December 31, 2021 was determined using discount rates ranging from 10.00% to 12.00%, prepayment speeds ranging from 9.58% to 14.34%, depending on the stratification, and a weighted average default rate of 0.90%.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 6. Premises and Equipment
Premises and equipment were as follows at September 30, 2022 and December 31, 2021:
(in thousands)	September 30, 2022	December 31, 2021

Land	$809	$875
Buildings	3,927	3,894
Furniture, fixtures and equipment	919	907
Software	578	303
Total	6,233	5,979
Accumulated depreciation	(1,969)	(1,805)
Premises and equipment, net	$4,264	$4,174
Depreciation expense was $535,000 and $291,000 for the nine months ended September 30, 2022 and 2021, respectively.
Note 7. Leases
As of September 30, 2022, the Company has only operating leases for facilities. Leases have remaining lease terms of 4 to 5 years. In addition, the Company rents three loan production offices on a month-to-month basis.
The components of lease expense as of September 30, 2022 and 2021 were as follows:
(in thousands)	September 30, 2022	September 30, 2021
Operating lease expense	$394	$316
Supplemental balance sheet information related to leases as of September 30, 2022, and December 31, 2021 were as follows:
(in thousands)	September 30, 2022	December 31, 2021
Operating Leases
Operating lease right-of-use assets	$1,812	$1,434
Operating lease liabilities	$1,901	$1,524

Weighted Average Remaining Lease Term:
Operating leases	4.0 Years	4.4 Years

Weighted Average Discount Rate:
Operating leases	1.20%	0.89%
Right-of-use lease assets and liabilities are included in other assets and liabilities on the balance sheet.
Maturities of lease liabilities as of September 30, 2022 were as follows:
2022	$106
2023	430
2024	442
2025	454
2026	221
Thereafter	248
Total	$1,901

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 8. Goodwill and Intangible Assets
There were no changes in goodwill between September 30, 2022 and December 31, 2021. Balances as of those dates were as follows:
(in thousands)	September 30, 2022	December 31, 2021
Goodwill, beginning of year	$13,161	$13,161
Acquired goodwill	—	—
Impairment	—	—
Goodwill, end of period	$13,161	$13,161
Intangible assets at September 30, 2022 and December 31, 2021 were as follows:
(in thousands)	September 30, 2022		December 31, 2021
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer list intangible	$6,640	$(2,933)	$6,640	$(2,435)
Noncompete intangible	—	—	241	(241)
West Town Payments startup costs	—	—	60	(7)
Total amortized intangible assets	$6,640	$(2,933)	$6,941	$(2,683)
Indefinite life intangible assets:
Trade name intangible	$2,141	$—	$2,141	$—
Aggregate amortization expense was $551,000 for the nine-month periods ended September 30, 2022 and 2021.
At September 30, 2022, scheduled amortization of the intangible assets is as follows:
(in thousands)
2022	$166
2023	664
2024	664
2025	664
2026	332
Thereafter	1,217
Total	$3,707
The Company evaluates goodwill and intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case an impairment charge would be recorded.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
Note 9. Deposits
Time deposits that meet or exceed the FDIC insurance limit of $250,000 as of September 30, 2022 and December 31, 2021, were $20.3 million and $29.6 million, respectively.
At September 30, 2022, scheduled maturities of time deposits were as follows:
(in thousands)
2022	$51,016
2023	61,922
2024	25,604
2025	14,826
Thereafter	1,576
$154,944
At September 30, 2022 and December 31, 2021, brokered deposits totaled $70.2 million and $40.2 million, respectively.
Note 10. Borrowings
At September 30, 2022 and December 31, 2021 advances from the Federal Home Loan Bank were as follows:
(in thousands)	September 30, 2022	December 31, 2021

Maturing in May 2022, at a fixed rate of 0.00%	$—	$5,000
Maturing in October 2022, at a fixed rate of 3.19%	5,000	—
Total	$5,000	$5,000
The 2022 advance was collateralized by $55.2 million of loans under a blanket lien arrangement at September 30, 2022. The 2021 advance was collateralized by $56.6 million of loans under a blanket lien arrangement at December 31, 2021.
The Company has a $10.0 million revolving line of credit with another financial institution which was renewed in February 2022 and expires in February 2023 (the “Line of Credit”). The terms of the Line of Credit are Wall Street Journal Prime Rate plus 0.75%. The Company had a $2.5 million outstanding balance as of December 31, 2021 but no outstanding balance as of September 30, 2022. Due to its reported loss during the nine-month period ended September 30, 2022, the Company was in noncompliance with a debt covenant under the Line of Credit pertaining to a minimum 12 month rolling net income. The Company is in the process of getting a waiver of the debt covenant and has already received verbal approval of a waiver as of November 18, 2022. As stated, the Company has no outstanding balance under the Line of Credit.
Note 11. Commitments and Contingencies
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. There is no allowance for loan losses on unfunded commitments.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
The contractual amounts of financial instruments with off-balance-sheet risk at September 30, 2022 and December 31, 2021 were as follows:
	September 30, 2022	December 31, 2021
Commitments to make loans and unused lines of credit	$53,139	$18,231
In the course of ordinary business, the Company is, from time to time, named a party to legal actions and proceedings, primarily related to collection of loans and foreclosed assets. In accordance with generally accepted accounting principles, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves.
During the third quarter of 2022, the Company established a $10.0 million liability and expense for estimated settlement costs associated with certain litigation involving the Bank. The litigation, which is referred to as the “RESPA Litigation,” is described in more detail in the joint proxy statement/prospectus included with these unaudited consolidated financial statements – see the section of the joint proxy statement/prospectus entitled “Information About the Companies—IFH—Legal Proceedings.”
Note 12. Regulatory Matters
West Town Bank is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate certain regulatory action that could have a direct material effect on the financial statements. Prompt corrective action provisions are not applicable to bank holding companies. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements phased in over a multi-year schedule and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes the Bank meets all capital adequacy requirements to which it was subject as of September 30, 2022 and December 31, 2021.
The Basel III Capital Rules require the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5% plus a 2.5% “capital conservation buffer” which effectively results in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer which effectively results in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer which effectively results in a minimum total capital ratio of 10.5% and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements (Unaudited)
At September 30, 2022 and December 31, 2021 actual capital levels and minimum required levels under the regulatory framework for prompt correction action regulations for West Town Bank were as follows:
West Town Bank	September 30, 2022
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$45,921	13.38%	$36,046	10.50%	$34,330	10.00%
Tier 1 risk based capital	41,600	12.12%	29,180	8.50%	27,464	8.00%
Common equity tier 1 capital	41,600	12.12%	24,031	7.00%	22,314	6.50%
Tier 1 leverage capital	41,600	10.91%	15,258	4.00%	19,073	5.00%
West Town Bank	December 31, 2021
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$49,418	17.17%	$30,221	10.50%	$28,782	10.00%
Tier 1 risk based capital	45,797	15.91%	24,465	8.50%	23,026	8.00%
Common equity tier 1 capital	45,797	15.91%	20,147	7.00%	18,708	6.50%
Tier 1 leverage capital	45,797	11.46%	15,982	4.00%	19,978	5.00%
West Town Bank was categorized as well-capitalized under prompt corrective action regulations at September 30, 2022 and 2021. No conditions or events have occurred subsequent to the last regulatory rating that management believes has changed West Town Bank & Trust’s classification under prompt corrective action regulations.
Note 13. Business Combinations
On August 12, 2022, the Company and MVB Financial Corp. (“MVB”) jointly announced signing of a definitive merger agreement under which MVB has agreed to acquire the Company in an all-stock transaction.
Note 14. Subsequent Events
Subsequent events are events or transactions that occur after the balance sheet date but before the consolidated financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing consolidated financial statements. Non-recognized subsequent events are events that provide evidence that conditions that did not exist at the balance sheet date but arose after that date. Management has evaluated subsequent events occurring through December 8, 2022, the date the consolidated financial statements were available to be issued and noted no items requiring accrual or disclosure.

Independent Auditor’s Report
To the Board of Directors and Shareholders
Integrated Financial Holdings, Inc.
Raleigh, North Carolina
Opinion
We have audited the consolidated financial statements of Integrated Financial Holdings, Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2021 and 2020, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements (collectively, the financial statements).
In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.
Basis for Opinion
We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Responsibilities of Management for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued, when applicable).
Auditor’s Responsibilities for the Audit of the Financial Statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.
In performing an audit in accordance with GAAS, we:
•	Exercise professional judgment and maintain professional skepticism throughout the audit.
•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Raleigh, North Carolina
March 30, 2022

Integrated Financial Holdings, Inc.
Consolidated Balance Sheets
As of December 31, 2021 and 2020
(in thousands, except share data)	2021	2020
Assets
Cash and due from banks	$3,803	$4,268
Interest-bearing deposits with other institutions	79,910	28,657
Total cash and cash equivalents	83,713	32,925
Interest-bearing time deposits	1,746	2,746
Securities available for sale, at fair value	20,671	15,721
Marketable equity securities	11,988	9,990
Loans held for sale	27,880	17,492
Loans held for investment	259,625	267,270
Allowance for loan losses	(5,547)	(5,144)
Loans held for investment, net	254,078	262,126
Premises and equipment, net	4,174	4,658
Foreclosed assets	618	2,372
Loan servicing assets	3,993	3,456
Bank owned life insurance	5,246	5,136
Accrued interest receivable	1,373	1,556
Goodwill	13,161	13,161
Intangible assets	6,399	7,037
Other assets	17,833	10,833
Total assets	$452,873	$389,209
Liabilities and shareholders’ equity
Liabilities
Deposits:
Noninterest-bearing	$114,313	$80,854
Interest-bearing	233,843	220,036
Total deposits	348,156	300,890
Borrowings	7,500	4,000
Accrued interest payable	326	427
Other liabilities	9,111	7,169
Total liabilities	365,093	312,486
Shareholders’ equity
Common stock, voting, $1 par value, 9,000,000 shares authorized, 2,118,688 and 2,147,277 shares issued and outstanding at December 31, 2021 and 2020, respectively	2,119	2,147
Common stock, non-voting, $1 par value, 1,000,000 shares authorized, 21,740 shares issued and outstanding at December 31, 2021 and 2020	22	22
Additional paid-in capital	23,720	24,365
Retained earnings	62,810	50,079
Accumulated other comprehensive income (loss)	(99)	271
Total Integrated Financial Holdings, Inc. shareholders’ equity	88,572	76,884
Noncontrolling interest	(792)	(161)
Total shareholders' equity	87,780	76,723
Total liabilities and shareholders' equity	$452,873	$389,209
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Income
For the years ended December 31, 2021 and 2020
(in thousands except share and per share data)	2021	2020
Interest income
Interest and fees on loans	$18,457	$17,486
Investment securities & deposits	456	468
Total interest income	18,913	17,954
Interest expense
Interest on deposits	2,576	3,294
Interest on borrowed funds	4	182
Total interest expense	2,580	3,476
Net interest income	16,333	14,478
Provision for loan losses	1,946	4,460
Net interest income after provision for loan losses	14,387	10,018
Noninterest income
Government loan servicing and packaging revenue	24,526	21,234
Mortgage revenue	6,106	6,789
Government lending revenue	7,937	3,178
SBA documentation preparation fees	992	704
Loan servicing rights	537	98
Other noninterest income	1,031	1,503
Total noninterest income	41,129	33,506
Noninterest expense
Compensation	23,652	19,016
Occupancy and equipment	1,181	1,042
Loan related expenses	1,430	926
Data processing expense	899	696
Advertising expense	1,428	507
Insurance expense	519	434
Professional fees	2,817	2,259
Software	6,587	3,377
Communications	396	348
Foreclosed asset expense, net	822	1,800
Directors fees	721	657
Intangible amortization expense	698	745
Other noninterest expense	1,399	1,491
Total noninterest expense	42,549	33,298
Income before income taxes	12,967	10,226
Income tax expense	867	1,512
Net income	12,100	8,714
Net loss attributable to noncontrolling interest	631	162
Net income available to Integrated Financial Holdings, Inc.	12,731	8,876
Basic earnings per common share	$5.91	$4.07
Diluted earnings per common share	$5.71	$4.01
Weighted average common shares outstanding	2,153,700	2,178,653
Diluted average common shares outstanding	2,228,663	2,213,389
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2021 and 2020
(in thousands)	2021	2020
Net income	$12,100	$8,714
Other comprehensive income (loss):
Unrealized gain (loss) during the period on available for sale securities, net of tax (benefit) expense of ($121) and $63, respectively	(370)	182
Other comprehensive income (loss):	(370)	182
Comprehensive income	11,730	8,896
Comprehensive loss attributable to noncontrolling interest	(631)	(162)
Comprehensive income attributable to Integrated Financial Holdings, Inc.	$12,361	$9,058
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Changes in Shareholders’ Equity
For the years ended December 31, 2021 and 2020
	Common Stock $1.00 par		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Noncontrolling Interest	Total Shareholder’s Equity
(in thousands)	Voting	Non-voting
Balance at December 31, 2019	$2,166	$22	$24,245	$89	$41,203	$—	$67,725
Net income	—	—	—	—	8,876	(162)	8,714
Other comprehensive income	—	—	—	182	—	—	182
Stock based compensation	—	—	704	—	—	—	704
Exercise of stock options	9	—	41	—	—	—	50
Restricted stock vested	13	—	—	—	—	—	13
Noncontrolling interest	—	—	—	—	—	1	1
Share repurchases and cancellations	(41)	—	(625)	—	—	—	(666)
Balance at December 31, 2020	$2,147	$22	$24,365	$271	$50,079	$(161)	$76,723

Net income	—	—	—	—	12,731	(631)	12,100
Other comprehensive loss	—	—	—	(370)	—	—	(370)
Stock based compensation	—	—	806	—	—	—	806
Exercise of stock options	24	—	338	—	—	—	362
Restricted stock vested	22	—	—	—	—	—	22
Share repurchases and cancellations	(74)	—	(1,789)	—	—	—	(1,863)
Balance at December 31, 2021	$2,119	$22	$23,720	$(99)	$62,810	$(792)	$87,780
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Consolidated Statements of Cash Flows
For the years ended December 31, 2021 and 2020
(in thousands)	2021	2020
Cash flows from operating activities
Net income	$12,100	$8,714
Adjustments to reconcile net income to net cash from operating activities:
Depreciation expense	357	237
Provision for loan losses	1,946	4,460
Amortization of premium on securities, net of accretion	64	78
Amortization of intangible assets	698	745
Accretion of discounts on loans	(1,684)	(2,019)
Originations of loans held for sale	(220,404)	(177,863)
Proceeds from sales of loans held for sale	224,059	182,906
Net gains on sale of loans held for sale	(14,043)	(9,967)
Net loss on sale of foreclosed assets	944	937
Net loss on sale and disposal of property and equipment	94	—
Stock-based compensation expense	806	704
Earnings on bank-owned life insurance	(110)	(115)
Revaluation of loan servicing rights	(537)	(98)
Changes in fair value on marketable equity securities	(1,998)	—
Changes in assets and liabilities:
Increase in other assets	(6,696)	(5,841)
Increase in other liabilities	1,841	167
Net cash provided by (used in) operating activities	$(2,563)	$3,045

Cash flows from investing activities
Purchases of securities available-for-sale	$(10,325)	$(9,448)
Proceeds from maturities and principal paydowns of securities available-for-sale	4,820	4,991
Proceeds from maturities of interest-bearing time deposits	1,000	—
Proceeds from sale of premises and equipment	511	—
Decrease (increase) in loans, net	7,786	(47,622)
Increase in FHLB stock, net	—	(777)
Proceeds from sale of foreclosed assets	810	2,749
Purchases of premises and equipment	(478)	(134)
Capitalized start-up costs	(60)	—
Net cash provided by (used in) investing activities	$4,064	$(50,241)

Cash flows from financing activities
Increase in deposits, net	$47,266	$80,448
Increase (decrease) in borrowings, net	3,500	(14,595)
Stock option exercises and restricted stock vested	384	63
Noncontrolling interest	—	1
Repurchase of common stock	(1,863)	(666)
Net cash provided by financing activities	$49,287	$65,251

Net change in cash and cash equivalents	$50,788	$18,055
Cash and cash equivalents, beginning	32,925	14,870
Cash and cash equivalents, ending	$83,713	$32,925

Supplemental Disclosures of Cash Flow Information
Cash paid during the period for interest	$2,681	$3,478
Cash paid during the period for taxes	2,873	2,604

Supplemental Disclosure of Non-Cash Transactions
Transfer of loans held for investment to foreclosed assets	$—	$2,688
See Notes to Consolidated Financial Statements

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies
Organization:
Integrated Financial Holdings, Inc. (formerly West Town Bancorp, Inc. which is individually referred to herein as the “Parent Company” or “IFH” and together with all of its wholly-owned subsidiaries, collectively referred to as the “Company”) is a Federal Reserve Bank-registered financial holding company headquartered in Raleigh, North Carolina that provides a wide range of banking services tailored to the particular banking needs of the communities it serves. The Company’s wholly-owned subsidiary West Town Bank & Trust (the “Bank”), is an Illinois state-chartered bank whose banking offices are located in Illinois and North Carolina and is principally engaged in the business of attracting deposits from the general public and using those deposits, together with other funding from its lines of credit, to make consumer and commercial loans. The Company’s other subsidiaries include West Town Insurance Agency, Inc., which offers insurance products, and Windsor Advantage, LLC (“Windsor”), which offers a Small Business Administration (“SBA”) and United States Department of Agriculture (“USDA”) loan servicing platform to its banking clients.
During 2019, the Company organized three additional wholly-owned subsidiaries: Glenwood Structured Finance, LLC, a North Carolina limited liability loan syndication company, SBA Loan Documentation Services, LLC, an Illinois limited liability company which offers SBA loan documentation preparation services for banks seeking to originate or acquire SBA loans, and Patriarch LLC, a North Carolina limited liability company used to hold foreclosed properties. In addition, the Company, through its subsidiary Windsor, acquired Meridian Loan Partners, LLC (“Meridian”), a limited liability company, on December 31, 2019. Meridian combines technology with efficient processes and experienced staff to provide lenders with a fully-outsourced SBA loan origination and processing platform for SBA loans of $350,000 or less. In 2020, the Bank partnered with a new company, West Town Payments, LLC (“WTP”). While the Bank only owns a minority interest in WTP, it is considered the primary beneficiary of WTP and thus, WTP is consolidated in the Company’s financial statements. WTP provides physical point-of-sale, online, contactless and mobile payment solutions to both targeted and generalist verticals and is well-equipped with the experience and compliance-driven framework to work directly with the Bank’s hemp-related customers.
The Bank’s primary deposit products are checking, savings, and time certificate accounts, and its primary lending products are residential mortgage, real estate, commercial, and consumer loans. Substantially all loans are secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Additionally, West Town Bank & Trust engages in mortgage banking activities and, as such, originates and sells one-to-four family residential mortgage loans. West Town Bank & Trust also lends in multiple states through its government-guaranteed lending program, which focuses on SBA and USDA guaranteed loans. There are no significant concentrations of loans to any one industry or customer. However, the customers’ ability to repay their loans is dependent on the real estate and general economic conditions in the area.
Basis of Presentation
The accompanying consolidated financial statements includes the accounts and transactions of the Company and all significant intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with generally accepted accounting principles (“GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, the Company evaluates its estimates, including those relating to the allowance for loan losses, determination of fair value of acquired assets and assumed liabilities, servicing assets, and valuation of goodwill and intangible assets.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
Reclassifications
Certain amounts in the 2020 consolidated financial statements have been reclassified to conform to the 2021 presentation. The reclassifications had no effect on net income or shareholders’ equity as previously reported.
Business Combinations
The Company accounts for its acquisitions under the Financial Accounting Standards Board (“FASB”) ASC Topic 805, Business Combinations, which requires the use of the acquisition method of accounting. This method requires the use of fair values in determining the carrying values of the purchased assets and assumed liabilities, which are recorded at fair value at acquisition date, and identifiable intangible assets which are recorded at fair value. Costs directly related to the business combinations are recorded as expenses as they are incurred. Fair values are subject to refinement for up to one year after the closing date of an acquisition as information relative to closing date fair values becomes available.
Cash and Cash Equivalents
For the purposes of presentation in the statements of cash flows, cash and cash equivalents include cash and due from banks and interest-bearing deposits in other banks. At times, the Company places deposits with high credit quality financial institutions in amounts which may be in excess of federally insured limits.
Securities Available for Sale
Investment in debt securities available for sale are carried at fair value, with unrealized holding gains and losses reported in other comprehensive income, net of tax. Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.
The Company evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, the Company considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. The Company also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) OTTI related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For equity securities, the entire amount of impairment is recognized through earnings.
Equity Securities
Marketable equity securities are recorded on a trade date basis and measured at fair value. Realized and unrealized gains and losses are determined by specific identification and are included in noninterest income. Non-marketable equity securities are securities with no readily determinable fair values and are measured at cost. The Company evaluates its non-marketable equity securities for impairment and recoverability of the recorded investment by considering positive and negative evidence, including the profitability and asset quality of the issuer, dividend payment history and recent redemption experience. Impairment is assessed at each reporting period and if identified, is recognized in noninterest expense. The Company held no non-marketable equity securities at December 31, 2021 and 2020. The Company’s marketable equity securities at December 31, 2021 were $12.0 million and represent an investment in another Bank operating in North Carolina as Dogwood State Bank.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
Loans Held for Sale
Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by outstanding commitments from investors. Net unrealized losses, if any, are recorded as a valuation allowance and charged to earnings. Gains and losses on sales of loans are based on the difference between the selling price and the carrying value of the related loan sold.
Loans Held for Investment
Loans that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at the principal balance outstanding, net of deferred loan fees and costs, and an allowance for loan losses. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized in interest income using the level-yield method without anticipating prepayments.
The Company classifies all loans past due when the payment of principal and/or interest based upon contractual terms is greater than 30 days delinquent. When commercial loans are placed on nonaccrual status as described below, a charge-off is recorded, as applicable, to decrease the carrying value of such loans to the estimated fair value of the collateral securing the loan. Consumer loans are placed on nonaccrual status at a specified delinquency date consistent with regulatory guidelines. As such, consumer loans are subject to collateral valuation and charge-off, as applicable, when they are moved to nonaccrual status. The accrual of interest income for commercial loans is discontinued when there is a clear indication that the borrower’s cash flow may not be sufficient to meet payments as they become due, while the accrual of interest income for consumer loans is discontinued when loans reach specific delinquency levels.
All interest accrued but not received for loans placed on nonaccrual is reversed against interest income. Interest received on such loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
Nonperforming Loans
The Company considers a loan impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. All impaired loans are measured based on the present value of the expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price, or at the fair value of the collateral if the loan is collateral dependent.
The Company uses several factors in determining if a loan is impaired. Internal asset classification procedures include a thorough review of significant loans and lending relationships and include the accumulation of related data. This data includes loan payment status and the borrowers' financial data, cash flows, operating income or loss, and other factors. These discounted cash flow analyses incorporate adjustments to future cash flows that reflect management’s best estimate based on a combination of historical experience and management judgment.
Loans are generally classified as nonaccrual if they are past due as to maturity or payment of principal or interest for a period of more than ninety (90) days, unless such loans are well-secured and in the process of collection. If a loan or a portion of a loan is classified as doubtful or is partially charged off, the loan is generally classified as nonaccrual. Loans that are on a current payment status or past due less than ninety (90) days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt.
Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time and there is a sustained period of repayment performance (generally, a minimum of six months) by the borrower in accordance with the contractual terms of interest and principal.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
While a loan is classified as nonaccrual and the future collectability of the recorded loan balance is doubtful, collections of interest and principal are applied as a reduction to principal outstanding. When future collection of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.
Restructurings
Modifications to a borrower’s debt agreement is considered a troubled debt restructuring (“TDR”) if a concession is granted for economic or legal reasons related to a borrower’s financial difficulties that otherwise would not be considered. TDRs are undertaken in order to improve the likelihood of recovery on the loan and may take the form of modifications made with the stated interest rate lower than the current market rate for new debt with similar risk, modifications to the terms and conditions of the loan that fall outside of normal underwriting policies and procedures, or a combination of these modifications. Modifications of covered and other acquired loans that are part of a pool accounted for as a single asset are not considered TDRs. TDRs can involve loans remaining on nonaccrual, moving to nonaccrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower.
COVID-19 Pandemic Impact
The Company has provided short-term deferrals of loan principal and/or interest payments for customers who have been affected by the COVID-19 pandemic. Customers receiving payment deferrals must meet certain criteria, such as being in good standing and not more than 30 days past due prior to the pandemic. In most cases, the deferred principal and/or interest amounts will be collected at the end of the life of the loan and will not accrue additional interest. The granting of a deferral of principal and/or interest under the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, which was enacted on March 27, 2020, and based on interagency guidelines, does not subject the loan to the past due, nonaccrual, or TDR policies described below. Upon exiting the loan modification deferral program, the measurement of loan delinquency will resume based on the number of days of delinquency at the date of modification. The following discussions of past due, nonaccrual and TDR policies remain valid for situations not covered by the CARES Act.
Outstanding portfolio loans deferred due to COVID-19 at December 31, 2021, are shown in the table below:
		Deferred Loans
		High Point		At 12/31/21
(dollars in thousands)	Total Loans Outstanding	Balance	# of Loans Deferred	Balance	# of Loans Deferred
Commercial	$143,182	$26,831	52	$1,575	6
Real Estate:
Commercial real estate	79,394	38,250	56	1,158	2
Residential real estate	35,066	6,939	34	850	4
Consumer	74	4	1	—	—
Total	$257,716	$72,024	143	$3,583	12
Allowance for Loan Losses
The allowance for loan losses (“ALL”) is a valuation allowance for probable incurred credit losses. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
borrower situations, estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged off.
The Company conducts an analysis of the loan portfolio on a regular basis. This analysis is used in assessing the sufficiency of the allowance for loan losses and in the determination of the necessary provision for loan losses. The review process generally begins with the identification of problem loans to be reviewed on an individual basis for impairment. When a loan has been identified as impaired, a specific reserve may be established based on the Company’s calculation of the loss embedded in the individual loan. In addition to specific reserves on impaired loans, the Company has a nine-point grading system for each non-homogeneous loan in the portfolio to reflect the risk characteristic of the loan. The loans identified and measured for impairment are segregated from risk-rated loans within the portfolio. Loans are then grouped by loan type and by risk rating. Each loan type is assigned an allowance factor based on historical loss experience, economic conditions and overall portfolio quality including delinquency rates and concentrations. The ALL is an accounting estimate and as such there is uncertainty associated with the estimate due to the level of subjectivity and judgment inherent in performing the calculation. Management’s evaluation of the ALL also includes considerations of existing general economic and business conditions affecting the key lending areas of the Company, credit quality trends, collateral values, loan volumes and concentrations, seasoning of the loan portfolio, specific industry conditions within portfolio segments, recent loss experience in particular segments of the portfolio, duration of the current business cycle, regulatory examination results and findings of the Company's outsourced loan review consultants. The total of specific reserves required for impaired classified loans and the calculated reserves comprise the allowance for loan losses.
A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDRs and classified as impaired.
Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record, and the amount of the shortfall in relation to the principal and interest owed.
If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral, less estimated selling costs, if repayment is expected solely from the collateral.
The general component covers loans that are collectively evaluated for impairment. The general allowance component also includes loans that are not individually identified for impairment evaluation, such as commercial loans as well as those loans that are individually evaluated but are not considered impaired. The general component is based on historical loss experience adjusted for current factors. The historical loss experience is determined by portfolio segment and is based on the actual loss history experienced by the Company. This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans (including troubled debt restructurings); levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; industry conditions; and effects of changes in credit concentration.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
The following portfolio segments have been identified: commercial, real estate and consumer. The following provides a summary of the risks associated with the various segments of the Company’s loan portfolio, which are factors management regularly considers when evaluating the adequacy of the allowance:
•
Commercial loans are dependent on the strength of the industries of the related borrowers and the success of their businesses. Commercial loans are advanced for equipment purchases or to provide working capital to meet other financing needs of the business. These loans may be secured by accounts receivable, inventory, equipment or other business assets. Financial information is obtained from the borrower to evaluate the debt service coverage and ability to repay the loans.

•
Commercial real estate loans are dependent on the industries tied to these loans as well as the local commercial real estate market, including available commercial real estate inventories, market demand and time to sell. The loans are secured by the real estate, and appraisals are obtained to support the loan amount. An evaluation of the entity’s cash flows is performed to evaluate the borrower’s ability to repay the loan.

•
Residential real estate and home equity loans are affected by the local residential real estate market, the local economy, and movement in interest rates. The Company evaluates the borrower’s repayment ability through a review of credit scores and debt to income ratios. Appraisals are obtained to support the loan amount.

•
Consumer loans are dependent on the local economy. Consumer loans are generally secured by consumer assets, but may be unsecured. The Company evaluates the borrower’s repayment ability through a review of credit scores and an evaluation of debt to income ratios.

Loan Servicing Assets
When loans are sold with servicing retained, servicing rights are initially recorded at fair value with the income statement effect included in noninterest income. Fair value is based on market prices for comparable servicing contracts, when available, or alternatively, is based on a valuation model that calculates the present value of estimated future net servicing income.
Under the fair value measurement method, the Company measures servicing rights at fair value at each reporting date and reports changes in fair value of servicing assets in earnings in the period in which the changes occur, and are included with noninterest income on the income statement. The fair values of servicing rights are subject to significant fluctuations as a result of changes in estimated and actual prepayment speeds and default rates and losses.
Servicing fee income, which is reported in the consolidated statements of income as other income, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal; or a fixed amount per loan and are recorded as income when earned. Late fees and ancillary fees related to loan servicing are not material.
Transfers of Financial Assets
Transfers of financial assets are accounted for as sales, when control over the assets has been relinquished. Control over transferred assets is deemed to be surrendered when the assets have been isolated from the Company, the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.
Premises and Equipment
Premises and equipment are stated at cost less accumulated depreciation and amortization. Land is carried at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
of the respective assets, which are 40 years for buildings and 3 to 10 years for furniture, fixtures and equipment. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Repairs and maintenance costs are recorded as a component of noninterest expense as incurred.
Foreclosed Assets
Foreclosed assets are held for sale and are initially recorded at estimated fair value less cost of disposal at the date of foreclosure, establishing a new cost basis. When property is acquired, the excess, if any, of the loan balance over estimated fair value is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in valuation are included in foreclosed asset expense as a component of noninterest expense.
Federal Home Loan Bank (“FHLB”) Stock
West Town Bank & Trust is a member of the FHLB of Chicago. As a member, the Company is required to own a certain amount of stock based upon the amount of outstanding FHLB borrowings. This stock does not have a readily determinable fair value and is carried at cost in other assets. FHLB stock was $1.4 million at December 31, 2021 and 2020.
Bank Owned Life Insurance
The Company has purchased life insurance policies on certain current and past key employees where the insurance policy benefits and ownership are retained by the employer. These policies are recorded at their cash surrender value. Income from these policies and changes in the net cash surrender value are recorded in non-interest income as earnings on bank-owned life insurance. The cash value accumulation is permanently tax deferred if the policy is held to the insured person’s death and certain other conditions are met.
Derivative Instruments
The Company records all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative and the resulting designation. Derivatives used to hedge the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives used to hedge the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. The Company has several loan level hedges that qualify for hedge accounting. Accordingly, changes in fair value of these derivative instruments are included in comprehensive income in the Consolidated Statements of Comprehensive Income.
The Company’s objective in using derivatives is to add stability to net interest income and to manage its exposure to adverse changes in interest rates. To accomplish this objective, the Company uses interest rate swaps as part of its interest rate risk mitigation strategy. In addition, the Company issues rate lock commitments to borrowers on prices quoted by secondary market investors.
Loan Commitments and Related Financial Instruments
Financial instruments include off-balance-sheet credit instruments, such as commitments to make loans and commercial letters of credit, issued to meet customer financing needs. The face amount for these items represents the exposure to loss, before considering customer collateral or ability to repay. Such financial instruments are recorded when they are funded.
Goodwill and Other Intangible Assets
The excess of the cost of an acquisition over the fair value of the net assets acquired consists primarily of goodwill. The customer list arising from the Windsor acquisition is amortized on a straight-line method over its

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
estimated useful life. The trade name intangible arising from the Windsor acquisition is not amortized. The Company reviews long-lived assets and other intangible assets for impairment at least annually, or whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable, in which case an impairment charge would be recorded.
Goodwill is not amortized and is tested for impairment at least annually, or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The impairment testing process is conducted by assigning net assets and goodwill to each reporting unit. An initial qualitative evaluation is made to assess the likelihood of impairment and determine whether further quantitative testing to calculate the fair value is necessary. When the qualitative evaluation indicates that impairment is more likely than not, quantitative testing is required whereby the fair value of each reporting unit is calculated and compared to the recorded book value. If the calculated fair value of the reporting unit exceeds its carrying value, goodwill is not considered impaired and no further testing is considered necessary. If the carrying value of a reporting unit exceeds its calculated fair value, the impairment test continues by comparing the carrying value of the reporting unit’s goodwill to the implied fair value of goodwill. The implied fair value is computed by adjusting all assets and liabilities of the reporting unit to current fair value with the offset adjustment to goodwill. The adjusted goodwill balance is the implied fair value of the goodwill. An impairment charge is recognized if the carrying value of goodwill exceeds the implied fair value of goodwill.
Leases
The Company leases certain locations and administrative offices. Operating lease right-of-use (“ROU”) assets are included in other assets and the associated lease obligations are included in other liabilities. Leases with an initial term of 12 months or less are not recorded on the Consolidated Balance Sheets. For those leases, the Company recognizes lease expense on a straight-line basis over the lease term.
ROU assets represent the right to use an underlying asset for the lease term and lease liabilities represent the corresponding obligation to make lease payments arising from the lease. Operating ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The operating lease ROU assets also include initial direct costs and pre-paid lease payments made, excluding lease incentives. As most leases do not provide an implicit rate, the Company uses its incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The incremental borrowing rate is determined using secured rates for new FHLB advances under similar terms as the lease at inception.
Most leases include one or more options to renew. The exercise of lease renewal options is at management’s discretion. When it is reasonably certain the Company will exercise its option to renew or extend the lease term, the option is included in calculating the value of the ROU asset and lease liability. The depreciable life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise.
Management determines if an arrangement is a lease at inception. The lease agreements do not contain any material residual value guarantees or material restrictive covenants. In addition, the Company does not lease any properties or facilities from any related party. As of December 31, 2021, there were no leases that have not yet commenced that would have a material impact on the consolidated financial statements. See Note 7, Leases, for additional disclosures.
Revenue Recognition from Contracts
The implementation of ASC 606 did not have a material impact on the measurement or recognition of revenue. ASC 606 does not apply to revenue associated with financial instruments, including revenue from loans and securities, which comprise the majority of the Company’s revenue. In addition, certain noninterest income streams such as fees associated with sales of government guaranteed loans, mortgage servicing rights, financial guarantees, and derivatives are also not in the scope of the new guidance. Topic 606 is applicable to noninterest

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
revenue streams such as deposit related fees, interchange fees, server packaging fees, and sale transactions related to foreclosed real estate. However, the recognition of these revenue streams did not change significantly upon adoption of ASC 606. Substantially all the Company’s revenue is generated from contracts with customers.
During the years ended December 31, 2021 and 2020, the Company recognized the service charge revenue generated from contracts with Bank customers totaling $243,000 and $65,000, respectively. All other sources of revenues from contracts with Bank customers were determined to be immaterial as of December 31, 2021 and 2020. The service charge revenue generated from contracts with Bank customers is noninterest income and relates to fees charged on deposit accounts and certain loan fees. The revenues generated from each of these contracts are recognized when a performance obligation is met, and each obligation is associated with a transaction tied to the account or the opening of the account. Given each of these accounts are transactional and the contract is a day-to-day contract, the performance obligations on these accounts occur when the contract provision is triggered on the account, which results in the related service charge.
The service charge revenues from Windsor customers is noninterest income and relates to fees charged for servicing, processing or packaging loans on a month-to-month basis. The revenues generated from each of these contracts are recognized when a performance obligation is met and each obligation is associated with a specific loan account. Windsor’s contracts are with other financial institutions and are month-to-month in term. Servicing fees for Windsor were $5.1 million and $4.4 million during the years ended December 31, 2021 and 2020, respectively. Processing fees for Windsor were $19.4 million and $15.8 million during the years ended December 31, 2021 and 2020, respectively of which $14.3 million and $13.5 million specifically related to the SBA Paycheck Protection Program (“PPP”). Packaging fees for Windsor were $48,000 and $246,000 during the years ended December 31, 2021 and 2020, respectively.
Given each of these accounts are transactional and the contract is a month-to-month contract, the performance obligations on these accounts occur when the contract provision is triggered on the account, which results in the related service charge. Based on the Company’s analysis, there are no fees generated for opening an account or for a service on the account where the good or service has not been transferred or prior to the performance obligation being met.
There were no impairment losses recognized on any receivables or contract assets arising from the Company’s contracts with customers during the years ended December 31, 2021 and 2020.
As of December 31, 2021, the Company did not have material amounts of receivables, contract assets or contract liabilities tied to these contracts with customers. The Company believes that while loan and deposit accounts generate service charge income, these contracts do not create receivables, assets or liabilities given the fees associated with these service charges are typically charged and collected once the performance obligation is triggered. In addition, during the years ended December 31, 2021 and 2020, the Company did not recognize revenue that was included in any contract liabilities and no revenues were recognized related to performance obligations satisfied in prior reporting periods.
The Company analyzes its payment streams associated with contracts with customers on a quarterly basis. As of December 31, 2021, the nature of the performance obligations within the contracts generating these service charges on deposit and loan accounts have a duration of one year or less. Also, based on the Company’s analysis and the nature of the contracts discussed within this Note, it was determined that there are no significant judgments associated with the recognition of revenue associated with these contracts.
Based on the Company’s analysis, each of the service charge revenues discussed above are associated with the transfer of services through administration of the customer’s deposit account or through origination or modification of a customer’s loan. These charges occur at a point in time and are based on an agreed-upon, fixed amount that is disclosed in the customer’s contract and are charged to the customer when the related service is performed on the customer’s account. In addition, based on the Company’s analysis, none of the contracts discussed above required a material cost to obtain or fulfill the contract, which resulted in no capitalized assets associated with these contracts as of December 31, 2021 and 2020.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
Stock-Based Compensation
Compensation cost is recognized for stock options and restricted stock awards issued to employees, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for restricted stock awards.
Compensation cost is recognized over the required service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.
Earnings Per Share
Basic earnings per common share is computed using the weighted average number of common shares and participating securities outstanding during the reporting period. Diluted earnings per common share is the amount of earnings available to each share of common stock during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares are excluded from the computation of dilutive earnings per share in the periods in which the effect would be anti-dilutive.
Income Taxes
Deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax bases of existing assets and liabilities that will result in taxable or deductible amounts in future years. These temporary differences are multiplied by the enacted income tax rate expected to be in effect when the taxes become payable or receivable. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced, if necessary, by the amount of such benefits that are not expected to be realized based on available evidence.
Comprehensive Income
Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on debt securities available for sale, which are also recognized as separate components of equity.
Loss Contingencies
Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. See Note 12 for further discussion on loss contingencies.
Dividend Restriction
Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Company to shareholders. There were no dividend restrictions on the Company or its subsidiaries as of December 31, 2021 and December 31, 2020.
Fair Value of Financial Instruments
Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in Note 17. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.
Advertising Expenses
Advertising costs are expensed as incurred.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 1. Summary of Significant Accounting Policies(continued)
Recent Accounting Pronouncements
In June 2016, the FASB issued Accounting Standard Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326). The guidance is to replace the incurred loss model with an expected loss model, which is referred to as the current expected credit loss (“CECL”) model. The CECL model is applicable to the measurement of credit losses on financial assets measured at amortized cost, including loan receivables, held-to maturity debt securities, and reinsurance receivables. It also applies to off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments) and net investments in leases recognized by a lessor. In November of 2019, the FASB approved a proposal to defer implementation of the CECL model by smaller reporting companies and non-SEC filer public business entites to January 1, 2023. The Company plans to apply the amendments to the ASU through a cumulative-effect adjustment to retained earnings as of the beginning of the year of adoption. The Company is currently in the process of evaluating the impact of adoption of this guidance on the financial statements.
In May 2019, the FASB issued guidance to provide entities with an option to irrevocably elect the fair value option, applied on an instrument- by-instrument basis for eligible instruments, upon adoption of ASU 2016-13, Measurement of Credit Losses on Financial Instruments. The amendments will be effective for the Company for fiscal years beginning after December 15, 2022. The Company does not expect these amendments to have a material effect on its consolidated financial statements.
In March 2020, the FASB issued guidance that makes narrow-scope improvements to various aspects of the financial instrument guidance, including the current expected credit losses (CECL) guidance issued in 2016. The amendments related to conforming amendments are effective upon issuance of this final ASU. Early application is permitted. For entities that have not yet adopted the guidance in ASU 2016-13, the effective dates and the transition requirements for these amendments are the same as the effective date and transition requirements in ASU 2016-13. The Company does not expect these amendments to have a material effect on its financial statements.
Other accounting standards that have been issued or proposed by the FASB or other standards-setting bodies are not expected to have a material impact on the Company’s financial position, results of operations or cash flows.
Note 2.  Earnings per Share
Basic earnings per common share is computed using the weighted average number of common shares and participating securities outstanding during the reporting period. Diluted earnings per common share is the amount of earnings available to each share of common stock during the reporting period adjusted to include the effect of potentially dilutive common shares. Potentially dilutive common shares include incremental shares issued for stock options and warrants. Potentially dilutive common shares are excluded from the computation of dilutive earnings per share in the periods in which the effect would be anti-dilutive.
The Company's basic and diluted earnings per share calculations are presented in the following table:
(in thousands except share and per share data)	2021	2020
Net income attributable to IFH, Inc.	$12,731	$8,876

Weighted average common shares – basic	2,153,700	2,178,653
Add: Effect of dilutive stock options	61,210	34,272
Add: Effect of dilutive restricted stock awards	13,753	464
Weighted average common shares – dilutive	2,228,663	2,213,389

Basic earnings per common share	$5.91	$4.07
Diluted earnings per common share	$5.71	$4.01

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 3. Investment Securities
The amortized cost, unrealized gains, unrealized losses, and fair values of available-for-sale investment and marketable equity securities at December 31, 2021 and December 31, 2020 are as follows:
	December 31, 2021
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$243	$3	$—	$246
Government sponsored enterprises mortgage backed securities	20,007	192	323	19,876
Government sponsored enterprises collateralized mortgage obligations	546	3	—	549
Total investment securities available for sale	$20,796	$198	$323	$20,671

Investment in marketable equity securities
Marketable equity securities	$9,990	$1,998	$—	$11,988
	December 31, 2020
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Investment securities available for sale:
SBA pooled securities	$345	$3	$—	$348
Government sponsored enterprises mortgage backed securities	14,157	384	23	14,518
Government sponsored enterprises collateralized mortgage obligations	853	2	—	855
Total investment securities available for sale	$15,355	$389	$23	$15,721

Investment in marketable equity securities
Marketable equity securities	$9,990	$—	$—	$9,990
The following table provides the unrealized gains on marketable equity securities arising during the year ended December 31, 2021 and 2020:
(in thousands)	2021	2020
Marketable equity security gains	$ 1,998	$ —
The following tables summarize securities with unrealized losses at December 31, 2021 and 2020, aggregated by major security type and length of time in a continuous unrealized loss position:
December 31, 2021
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$ 11,865	$ 230	$ 2,548	$ 93	$ 14,413	$ 323
Total	$ 11,865	$ 230	$ 2,548	$ 93	$ 14,413	$ 323

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 3. Investment Securities(continued)
	December 31, 2020
	Less than twelve months		Twelve months or more		Total
(in thousands)	Fair value	Unrealized losses	Fair value	Unrealized losses	Fair value	Unrealized losses
Government sponsored enterprises mortgage backed securities	$ 3,013	$ 23	$ —	$ —	$ 3,013	23
Total	$ 3,013	$ 23	$ —	$ —	$ 3,013	23
The fair values of investment securities available for sale at December 31, 2021 by contractual maturity are shown below. Actual expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations.
(in thousands)	Within 1 Year	After One Within Five Years	After Five Within Ten Years	After Ten Years	Total
SBA pooled securities	$—	$54	$—	$192	$246
Government sponsored enterprises mortgage backed securities	—	—	74	19,802	19,876
Government sponsored enterprises collateralized mortgage obligations	—	—	—	549	549
	$—	$54	$74	$20,543	$20,671
Management considers the nature of the investment, the underlying causes of the decline in the market value and the severity and duration of the decline in market value in determining if impairment is other than temporary. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
Securities classified as available-for-sale are recorded at fair market value. At December 31, 2021, there was one security classified as available-for-sale in an unrealized loss position for twelve months or more. No impairment loss has been realized in the Company's consolidated income statement.
As of December 31, 2021, investments with amortized costs and fair values of $723,000 and $760,000, respectively, were pledged.
The Company had one holding of securities of one issuer other than the U.S. government and its agencies in an amount greater than 10% of shareholders’ equity at December 31, 2021 and 2020. That investment was associated with the deconsolidation of Sound Bank in 2019. Sound Bank is now doing business as Dogwood State Bank. The investment is carried on the balance sheet in marketable equity securities.
For the year ended December 31, 2021 and 2020, there were no sold securities.
Note 4. Loans Held for Investment
Loans held for investment at December 31, 2021 and 2020 were as follows:
(in thousands)	2021	2020
Commercial	$143,182	$144,878
Real Estate:
Commercial real estate	79,394	81,591
Residential real estate	35,066	38,913
Consumer	74	159
Subtotal	257,716	265,541

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 4. Loans Held for Investment(continued)
(in thousands)	2021	2020
Net deferred loan costs	1,909	1,729
Allowance for loan losses	(5,547)	(5,144)
Loans held for investment, net	$254,078	$262,126
Included above, the Company has SBA loans totaling $64.3 million and $70.6 million and USDA loans totaling $91.4 million and $87.8 million at December 31, 2021 and 2020, respectively.
The following tables present the activity in the allowance for loan losses by class of loans for the year ended December 31, 2021 and 2020:
	December 31, 2021
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$2,337	$2,371	$338	$94	$4	$5,144
Provision for loan losses	1,874	203	(64)	(91)	24	1,946
Charge-offs	(1,248)	(355)	—	—	—	(1,603)
Recoveries	60	—	—	—	—	60
Ending Balance	$3,023	$2,219	$274	$3	$28	$5,547

Ending Balances:
Individually evaluated for impairment	$234	$—	$—	$—	$—	$234
Collectively evaluated for impairment	$2,789	$2,219	$274	$3	$28	$5,313

Loans Held for Investment:
Ending balance, total	$143,182	$79,394	$35,066	$74	$—	$257,716
Individually evaluated for impairment	$1,168	$5,858	$537	$—	$—	$7,563
Collectively evaluated for impairment	$142,014	$73,536	$34,529	$74	$—	$250,153
	December 31, 2020
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$1,828	$1,596	$331	$9	$73	$3,837
Provision for loan losses	795	3,567	68	99	(69)	4,460
Charge-offs	(331)	(2,792)	(61)	(15)	—	(3,199)
Recoveries	45	—	—	1	—	46
Ending Balance	$2,337	$2,371	$338	$94	$4	$5,144

Ending Balances:
Individually evaluated for impairment	$87	$282	$—	$—	$—	$369
Collectively evaluated for impairment	$2,250	$2,089	$338	$94	$4	$4,775

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 4. Loans Held for Investment(continued)
	December 31, 2020
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Unallocated	Total
Loans Held for Investment:
Ending balance, total	$144,878	$81,591	$38,913	$159	$—	$265,541
Individually evaluated for impairment	$847	$7,850	$770	$—	$—	$9,467
Collectively evaluated for impairment	$144,031	$73,741	$38,143	$159	$—	$256,074
The following tables present information related to impaired loans by class of loans recorded at December 31, 2021 and 2020:
(in thousands)	Recorded Investment	Unpaid Contractual Principal Balance	Allocated Allowance
December 31, 2021
Loans without a specific valuation allowance:
Commercial	$517	$502	$—
Commercial real estate	5,858	5,861	—
Residential real estate	537	537	—
Loans with a specific valuation allowance:
Commercial	651	651	234
Total	$7,563	$7,551	$234
(in thousands)	Recorded Investment	Unpaid Contractual Principal Balance	Allocated Allowance
December 31, 2020
Loans without a specific valuation allowance:
Commercial	$170	$172	$—
Commercial real estate	6,582	6,631	—
Residential real estate	770	769	—
Loans with a specific valuation allowance:
Commercial	677	694	87
Commercial real estate	1,268	1,268	282
Total	$9,467	$9,534	$369
The recorded investment in loans excludes accrued interest receivable and loan origination fees, net due to immateriality.
Nonaccrual loans and impaired loans are defined differently. Some loans may be included in both categories, and some may only be included in one category.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 4. Loans Held for Investment(continued)
The following tables present the aging of the recorded investment in past due loans by class of loans as of December 31, 2021 and 2020:
(in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Non- Accrual	Total Past Due	Current	Total Loans
December 31, 2021
Commercial	$19	$—	$—	$1,170	$1,189	$141,993	$143,182
Commercial real estate	—	—	—	5,309	5,309	74,085	79,394
Residential real estate	279	204	—	370	853	34,213	35,066
Consumer	—	—	—	—	—	74	74
Total	$298	$204	$—	$6,849	$7,351	$250,365	$257,716
(in thousands)	30 – 59 Days Past Due	60 – 89 Days Past Due	Greater than 90 Days Past Due	Non- Accrual	Total Past Due	Current	Total Loans
December 31, 2020
Commercial	$27	$—	$—	$694	$721	$144,157	$144,878
Commercial real estate	—	—	—	7,667	7,667	73,924	81,591
Residential real estate	—	313	—	145	458	38,455	38,913
Consumer	—	—	—	—	—	159	159
Total	$27	$313	$—	$8,506	$8,846	$256,695	$265,541
Troubled Debt Restructurings:
The Company had $2.3 million and $1.5 million of TDRs at December 31, 2021 and 2020, respectively. There was $234,000 and $94,000 in specific reserve allocations in the Company’s Allowance for Loan Losses for TDRs at December 31, 2021 and 2020, respectively. The Company has not committed to lend any additional amounts to customers with outstanding loans that are classified as troubled debt restructurings as of December 31, 2021 and 2020.
A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms. There were no TDRs that subsequently defaulted (more than 90 days past due or charge-off) within the first year of modification during 2021 and 2020.
There were two new TDRs in 2021 with balances of $961,000 as of December 31, 2021. There were two new TDRs in 2020 with balances of $861,000 as of December 31, 2020. Modifications made by the Company in both years included temporary payment reductions.
SBA-PPP Loans:
Pursuant to the CARES Act, the SBA-PPP provides forgivable loans to small businesses to enable them to maintain payroll, hire back employees who have been laid off, and cover applicable overhead. SBA-PPP loans have an interest rate of 1%, have 2- and 5-year terms, and carry a 100% guarantee of the SBA.
The allowance for loan losses for SBA-PPP loans was separately evaluated given the explicit government guarantee. This analysis, which incorporated historical experience with similar SBA guarantees and underwriting, concluded the likelihood of loss was remote and therefore no allowance for loan losses was assigned to these loans.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 4. Loans Held for Investment(continued)
At December 31, 2021, SBA-PPP loans, which totaled $2.4 million, are all rated as pass credits, not past due, nonaccrual, TDR, or otherwise impaired. Earned fees for the year are $1.1 million and unearned net fees associated with the SBA-PPP loans amounted to $103,000 at December 31, 2021. Earned fees for the year were $499,000 and unearned net fees associated with the SBA-PPP loans amounted to $422,000 at December 31, 2020. There were no outstanding commitments to extend additional SBA-PPP loans at December 31, 2020.
Credit Quality Indicators
The Company categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information, and current economic trends, among other factors. The Company analyzes loans individually by classifying the loans as to credit risk. This analysis includes non-homogeneous loans, such as commercial and commercial real estate loans. This analysis is performed on a quarterly basis. The risk category of homogeneous loans is evaluated at origination and when a loan becomes delinquent. The Company uses the following definitions for risk ratings:
Pass loans are loans that are performing and are deemed adequately protected by the net worth of the borrower or the underlying collateral value. These loans are considered the least risky in terms of determining the allowance for loan losses.
Special Mention loans are loans with underwriting guideline tolerances and/or exceptions and with no mitigating factors. These are loans that are currently performing satisfactorily but with potential weaknesses that may, if not corrected, weaken the asset or inadequately protect the Bank's position at some future date.
Substandard loans typically have an identified weakness or weaknesses and are inadequately protected by the net worth of the borrower or collateral value.
Doubtful loans have the same characteristics of a substandard loan with an additional weakness that makes collection or liquidation of the asset highly questionable, and there is a high probability of loss based on currently existing facts, conditions or values.
Loss loans are considered uncollectable and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the asset has absolutely no recovery or salvage value but rather that it is not practical or desirable to defer writing off the worthless loan even though partial recovery may be collected in the future. Probable loss portions of doubtful assets should be charged against the Allowance for Loan Losses. Loans may reside in this classification for administrative purposes for a period not to exceed the earlier of thirty days or calendar quarter-end. There were no loans rated as loss as of December 31, 2021 or December 31, 2020.
Loans not meeting the criteria above that are analyzed individually as part of the above described process are considered to be pass rated loans.
The following is an analysis of our loan portfolio by credit quality indicators at December 31, 2021 and December 31, 2020:
	December 31, 2021
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total
Pass	$141,655	$73,160	$34,382	$74	$249,271
Special mention	357	1664	314	—	2,335
Substandard	1,170	4,570	370	—	6,110
Doubtful	—	—	—	—	—
Total	$143,182	$79,394	$35,066	$74	$257,716

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 4. Loans Held for Investment(continued)
	December 31, 2020
(in thousands)	Commercial	Commercial Real Estate	Residential Real Estate	Consumer	Total
Pass	$143,384	$72,010	$38,197	$159	$253,750
Special mention	430	2,091	404	—	2,925
Substandard	1,064	7,490	312	—	8,866
Doubtful	—	—	—	—	—
Total	$144,878	$81,591	$38,913	$159	$265,541
Note 5. Loan Servicing Assets
The Company accounts for loan servicing rights at fair value. The changes in fair value are recorded in the consolidated statements of income in noninterest income. The Company values its loan servicing rights quarterly. During 2021, adjustments to fair value of the loan servicing rights totaled $537,000 which increased the loan servicing rights to $4.0 million at December 31, 2021 from $3.5 million at December 31, 2020. The valuation incorporates changes in discount rates and prepayment speed assumptions, mostly due to changes in interest rates. The portfolio mix also impacts valuation, as the fair value servicing spreads for SBA servicing assets are generally 3-4 times greater compared to USDA servicing assets. Discount rates are assigned on a product level basis and reflect the rates of returns buyers of similar products require. The model for prepayment speeds considers loan characteristics including interest rate, product type, loan age, and original term, as well as current market conditions including short and long-term interest rate levels. The fair value of loan servicing rights is sensitive to changes in interest rates, including their effect on prepayment speeds. Fair value at December 31, 2021 was determined using discount rates ranging from 10.00% to 12.00%, prepayment speeds ranging from 9.58% to 14.34%, depending on the stratification, and a weighted average default rate of 0.90%. Fair value at December 31, 2020 was determined using discount rates ranging from 10.00% to 12.00%, prepayment speeds ranging from 8.79% to 17.01%, depending on the stratification, and a weighted average default rate of 2.41%.
Note 6. Premises and Equipment
Premises and equipment were as follows at December 31:
(in thousands)	2021	2020
Land	$875	$901
Buildings	3,894	4,490
Furniture, fixtures and equipment	907	1,262
Software	303	—
Total	5,979	6,653
Accumulated depreciation	(1,805)	(1,995)
Premises and equipment, net	$4,174	$4,658
Depreciation expense was $357,000 and $237,000 for 2021 and 2020. Windsor recorded $5.3 million and $2.4 million in software related costs for the PPP processing platform in 2021 and 2020, respectively.
Note 7. Leases
As of December 31, 2021, the Company has only operating leases for facilities. Leases have remaining lease terms of 1.5 years to 5 years. In addition, the Company rents a loan production office on a month-to-month basis.
The components of lease expense for 2021 and 2020 were as follows:
(in thousands)	2021	2020
Operating lease expense	$426	$275

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 7. Leases(continued)
Supplemental balance sheet information related to leases as of December 31, 2021 and 2020 were as follows:
(in thousands)	2021	2020
Operating Leases
Operating lease right-of-use assets	$1,434	$1,541

Operating lease liabilities	$1,524	$1,598

Weighted Average Remaining Lease Term:
Operating leases	4.4 Years	4.9 Years

Weighted Average Discount Rate:
Operating leases	0.89%	0.80%
Right-of use lease assets and liabilities are included in other assets and liabilities on the balance sheet.
Rent commitments, excluding the loan production office rented on a month-to-month basis, were as follows:
2022	$366
2023	325
2024	334
2025	342
2026	197
Total	$1,564
Note 8. Goodwill and Intangible Assets
The change in goodwill during the years ended December 31, 2021 and 2020 is as follows:
(in thousands)	2021	2020
Goodwill, beginning of year	$13,161	$13,150
Acquired goodwill	—	11
Impairment	—	—
Goodwill, end of year	$13,161	$13,161
At December 31, 2021, the Company’s reporting units where goodwill was pushed down had positive equity and earnings. As a result, the Company elected to perform a qualitative assessment as of that date to determine if it was more than likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more than likely than not that the fair value of the reporting unit exceeded the carrying value, resulting in no impairment.
Intangible assets were as follows at year-end:
(in thousands)	2021		2020
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:
Customer list intangible	$6,640	$(2,435)	$6,640	$(1,771)
Noncompete intangible	241	(241)	241	(214)
West Town Payments startup costs	60	(7)	—	—
Total amortized intangible assets	$6,941	$(2,683)	$6,881	$(1,985)
Indefinite life intangible assets:
Trade name intangible	$2,141	$—	$2,141	$—

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 8. Goodwill and Intangible Assets(continued)
Aggregate amortization expense was $698,000 and $745,000 for the years ended December 31, 2021 and 2020, respectively.
At December 31, 2021, scheduled amortization of the intangible assets is as follows:
(in thousands)
2022	$668
2023	668
2024	668
2025	668
2026	668
Thereafter	918
Total	$4,258
Note 9. Deposits
Time deposits that meet or exceed the FDIC insurance limit of $250,000 as of December 31, 2021 and 2020 were $29.6 million and $24.3 million, respectively.
At December 31, 2021, scheduled maturities of time deposits were as follows:
(in thousands)
2022	$86,002
2023	36,271
2024	22,292
2025	14,588
Thereafter	1,071
$160,224
At December 31, 2021 and 2020, brokered deposits totaled $40.2 million and $58.3 million, respectively.
Note 10. Borrowings
At December 31, 2021 and 2020 advances from the Federal Home Loan Bank were as follows:
(in thousands)	2021	2020
Maturing in May 2022, at a fixed rate of 0.00%	$5,000	$—
Maturing in May 2021, at a fixed rate of 0.00%	—	4,000
Total	$5,000	$4,000
The advances were collateralized by $56.6 million and $134.4 million, respectively, of loans under a blanket lien arrangement at December 31, 2021 and 2020.
The Company had a $7.5 million revolving line of credit with another financial institution which expired in February 2021 and was renewed again until February 2022. The new line of credit was increased to $10.0 million in 2021. The terms of the loan are Wall Street Journal Prime Rate plus 0.75%. The Company had a $2.5 million outstanding balance as of December 31, 2021.
Certain borrowing agreements require the Company to comply with stated financial covenants and contain restrictions on uses of loan proceeds. As of December 31, 2021, the Company was in compliance with all of its debt covenants.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 11. Income Taxes
Income tax expense consists of the following for the year ended December 31:
(in thousands)	2021	2020
Current tax expense	$862	$1,366
Deferred tax expense	5	146
Total	$867	$1,512
The difference between the provision for income taxes and the amounts applied by applying the statutory federal income tax rate of 21% to income before income taxes for the years ended December 31, 2021 and 2020 is summarized below:
(in thousands)	2021	2020
Income tax expense computed at the federal statutory rate	$2,723	$2,147
State income tax, net of federal benefit	762	660
Non-taxable bank owned life insurance	(23)	(24)
Merger expenses	—	4
Stock compensation	68	23
Tax credit	(2,919)	(1,434)
Other	256	136
Total	$867	$1,512
The tax effects of temporary differences that give rise to the net deferred tax liabilities as of December 31, 2021 and 2020:
(in thousands)	2021	2020
Deferred tax assets
Allowance for loan losses	$965	$834
Intangible amortization	259	189
Deferred compensation	156	121
Mark to market – Section 475 adjustment	19	99
Stock options	55	72
Unrealized loss on securities available-for-sale	26	—
Other	178	63
Subtotal	1,658	1,378
Deferred tax liabilities
Windsor fair value adjustment	1,242	1,185
Loan servicing assets	1,039	858
Deferred loan costs	733	691
Prepaid expenses	114	119
Unrealized gain on securities available-for-sale	—	95
Premises and equipment	60	87
Other	49	39
Subtotal	3,237	3,074
Net deferred tax liabilities	$1,579	$1,696
The net deferred tax liability is a component of other liabilities on the balance sheet.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 11. Income Taxes(continued)
The Company has analyzed the tax positions taken or expected to be taken in its tax returns and concluded it has no liability related to uncertain tax positions in accordance with applicable regulations. Tax returns for the years subsequent to 2018 remain subject to examination by both federal and state tax authorities.
In assessing the realizability of deferred tax assets and liabilities, management considers whether it is more likely than not that some portion or all of the deferred tax asset and liabilities will not be realized. Management considers recoverable taxes paid in prior years, projected future taxable income, and tax planning strategies in making this assessment. It is management's belief that the realization of the deferred tax assets and liabilities is more likely than not.
Note 12. Commitments and Contingencies
Some financial instruments, such as loan commitments, credit lines, letters of credit, and overdraft protection, are issued to meet customer financing needs. These are agreements to provide credit or to support the credit of others, as long as conditions established in the contract are met, and usually have expiration dates. Commitments may expire without being used. Off-balance-sheet risk to credit loss exists up to the face amount of these instruments, although material losses are not anticipated. The same credit policies are used to make such commitments as are used for loans, including obtaining collateral at exercise of the commitment. There is no allowance for loan losses on unfunded commitments. The contractual amounts of financial instruments with off-balance-sheet risk at year end were as follows at December 31:
	2021	2020
Commitments to make loans and unused lines of credit	$18,231	$15,555
In the course of ordinary business, the Company is, from time to time, named a party to legal actions and proceedings, primarily related to collection of loans and foreclosed assets. In accordance with generally accepted accounting principles, the Company establishes reserves for litigation and regulatory matters when those matters present loss contingencies that are both probable and estimable. When loss contingencies are not both probable and estimable, the Company does not establish reserves. There is no reserve for litigation as of December 31, 2021 or 2020.
Note 13. Regulatory Matters
West Town Bank & Trust (the “Bank”) is subject to regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and prompt corrective action regulations involve quantitative measures of assets, liabilities, and certain off-balance-sheet items calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings, and other factors, and regulators can lower classifications in certain cases. Failure to meet various capital requirements can initiate certain regulatory action that could have a direct material effect on the financial statements. Prompt corrective action provisions are not applicable to bank holding companies. The final rules implementing Basel Committee on Banking Supervision’s capital guidelines for U.S banks (Basel III rules) became effective for the Bank on January 1, 2015 with full compliance with all of the requirements phased in over a multi-year schedule and fully phased in by January 1, 2019. The net unrealized gain or loss on available for sale securities is not included in computing regulatory capital. Management believes the Bank meets all capital adequacy requirements to which it was subject as of December 31, 2021 and 2020. The Basel III Capital Rules require the Bank to maintain (i) a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 4.5% plus a 2.5% “capital conservation buffer” which effectively results in a minimum ratio of Common Equity Tier 1 capital to risk-weighted assets of at least 7.0%, (ii) a minimum ratio of Tier 1 capital to risk-weighted assets of at least 6.0%, plus the capital conservation buffer which effectively results in a minimum Tier 1 capital ratio of 8.5%, (iii) a minimum ratio of Total capital (that is, Tier 1 plus Tier 2) to risk-weighted assets of at least 8.0%, plus the capital conservation buffer which effectively results in a minimum total capital ratio of 10.5% and (iv) a minimum leverage ratio of 4.0%, calculated as the ratio of Tier 1 capital to average quarterly assets.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 13. Regulatory Matters (continued)
At December 31, 2021 and 2020 actual capital levels and minimum required levels under the regulatory framework for prompt correction action regulations for West Town Bank & Trust were as follows:
West Town Bank & Trust	December 31, 2021
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$49,418	17.17%	$30,221	10.50%	$28,782	10.00%
Tier 1 risk based capital	45,797	15.91%	24,465	8.50%	23,026	8.00%
Common equity tier 1 capital	45,797	15.91%	20,147	7.00%	18,708	6.50%
Tier 1 leverage capital	45,797	11.46%	15,982	4.00%	19,978	5.00%
West Town Bank & Trust	December 31, 2020
Dollars in thousands	Actual		Basel III Fully Phased-In		To Be Well-Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total risk based capital	$37,888	13.30%	$29,912	10.50%	$28,488	10.00%
Tier 1 risk based capital	34,308	12.04%	24,214	8.50%	22,790	8.00%
Common equity tier 1 capital	34,308	12.04%	19,941	7.00%	18,517	6.50%
Tier 1 leverage capital	34,308	10.06%	13,645	4.00%	17,056	5.00%
West Town Bank & Trust was categorized as well-capitalized under prompt corrective action regulations at December 31, 2021 and 2020. No conditions or events have occurred subsequent to the last regulatory rating that management believes has changed West Town Bank & Trust’s classification under prompt corrective action regulations.
Note 14. Employee Benefits
401(k) Retirement Plan
The Company has adopted a 401(k)-retirement plan that covers all eligible employees. The Company’s contribution is limited to 4% of each employee’s salary. Matching contributions are funded when accrued. The Company matches 100% of the first 3% of employee contributions and 50% of the next 2%. Matching expenses totaled $600,000 and $409,000 for the years ended December 31, 2021 and 2020, respectively and are included in compensation expense on the Consolidated Statements of Income.
Supplemental Retirement Plan
In September 2014, the Company established a non-qualifying supplemental retirement plan for the benefit of certain key executives (the “2014 Plan”). Under the 2014 Plan, the participants will receive a fixed retirement benefit over a 10 or 15-year period following that participant’s retirement. The 2014 Plan also provides for payment of death or disability benefits in the event a participating officer becomes permanently disabled or dies prior to attainment of retirement age. Benefits are vested immediately upon attainment of the age of 60. The discount rate used to compute the liability for the expected benefits was 6%.
For the year ended December 31, 2021 and 2020, the Company recognized an expense of $112,000 and $101,000, respectively, related to each of these plans. The accrued liability related to these plans was approximately $600,000 and $488,000 as of December 31, 2021 and 2020, respectively, and is included in Other liabilities on the Consolidated Balance Sheet.
At December 31, 2021, the Company had $5.2 million in cash surrender value invested in bank-owned life insurance policies (“BOLI”). Income earned on these policies may be used, at the Company’s sole discretion, to fund the benefits payable under the Plans.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 14. Employee Benefits (continued)
Stock-Based Compensation Plans
A summary of the Company’s active equity plans is as follows:
				Share remaining as of December 31,
Plan Name	Plan Type	Expiration Date	Approved Shares	2021	2020
2018 Omnibus Plan	Omnibus	04/26/28	50,000	300	300
2019 Omnibus Plan	Omnibus	03/28/29	177,176	64,980	130,408
				65,280	130,708
The Company’s Omnibus plans permit both grants of stock options and other types of equity-based compensation, including stock appreciation rights, restricted stock, restricted performance stock, unrestricted stock, and performance units, to its directors and employees. Option awards are granted with an exercise price equal to the fair value of the Company’s common stock at the date of grant, vest over a four-year period, and expire ten years after the date of grant.
The fair value of each option award is estimated on the date of grant using a closed form option valuation (Black-Scholes) model that uses the assumptions noted in the table below. Expected volatilities are based on historical volatilities of the Company’s common stock. The Company uses historical data to estimate option exercise and post-vesting termination behavior.
The expected term of options granted is based on historical data and represents the period of time that options granted are expected to be outstanding, which considers that the options are not transferable. The risk-free interest rate for the expected term of the option is based on the U.S. Treasury yield curve in effect at the time of the grant.
A summary of the activity in the stock option plan for the year ended 2021 follows:
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at beginning of year	179,143	$16.82	5.28
Granted	20,000	23.95
Exercised	24,270	15.77
Forfeited or expired	2,100	22.94
Outstanding at end of year	172,773	17.72	4.88
Outstanding, vested and expected to vest	140,972	$16.76	4.09

Fully vested and exercisable at end of year	172,773	$17.72	4.88
Information related to the stock option plan during the periods follows:
(in thousands except fair value of options)	2021	2020
Intrinsic value of options exercised	$258	$91
Cash received from option exercises	362	50
Tax benefit realized from option exercises	83	19
Weighted average fair value of options granted	4.65	3.43

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 14. Employee Benefits (continued)
As of December 31, 2021, there was $107,000 of total unrecognized compensation cost related to non-vested stock options granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.33 years.
A summary of restricted stock activity during the period is as follows:
	2021		2020
	Shares	Weighted Average Price	Shares	Weighted Average Price
Nonvested, beginning of year	35,187	$23.31	12,807	$28.65
Granted	45,428	23.95	35,274	21.60
Vested	22,435	23.94	12,894	23.93
Unvested shares forfeited	2,800	22.94	—	—
Nonvested, end of year	55,380	$23.60	35,187	$23.31
As of December 31, 2021, there was $874,000 of total unrecognized compensation cost related to non-vested stock options and stock awards granted under the Plan. The cost is expected to be recognized over a weighted-average period of 2.60 years.
Note 15. Related Party Transactions
Principal stockholders, directors, and executive officers of the Company, together with the companies they control, are considered to be related parties. In the ordinary course of business, the Company has engaged in various related party transactions during the year, ranging from extending credit, accepting deposits as well as exchanges of service transactions.
Federal banking regulations require that any such extensions of credit not be offered on terms more favorable than would be offered to non-related party borrowers of similar creditworthiness.
The Company has granted loans to certain directors and executive officers of the Company and their related interests. Such loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other borrowers and, in management’s opinion, do not involve more than the normal risk of collectability. All loans to directors and executive officers or their interests are submitted to the Board of Directors for approval.
The following table summarizes the aggregate activity in such loans for the periods indicated:
(in thousands)
Loans to directors and officers as a group at December 31, 2020	$85
New loans	—
Loan repayments	85
Loans to directors and officers as a group at December 31, 2021	$—
In the normal course of business, certain directors, and executive officers of the Company, including their immediate families and companies in which they have an interest, may be deposit customers. At December 31, 2021 and 2020, deposits from officers and directors of the Company totaled $1.4 million and $773,000, respectively and were at the same terms and conditions as offered to other customers.
In addition, the Company engages in certain activities with related parties for sponsorships, donations, and other services during the normal course of business. A member of the Company’s Board of Directors is a partner in a law firm which provides legal services to the Company over the course of the year. Expenses related to this agreement totaled $231,000 and $332,000 during the years ended December 31, 2021 and 2020, respectively.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 16. Shareholders’ Equity
During 2021, using existing liquidity and dividends from its subsidiaries, the Company repurchased 74,028 shares of common voting stock. The Company repurchased 41,380 during 2020 using the same liquidity sources.
Note 17. Fair Value of Financial Instruments
Fair value is the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:
Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.
Level 2 - Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.
Level 3 - Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.
The Company used the following methods and significant assumptions to estimate fair value:
Assets and Liabilities Measured on a Recurring Basis:
Securities Available for Sale:
The fair values for investment securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2). For securities where quoted prices or market prices of similar securities are not available, fair values are calculated using discounted cash flows or other market indicators (Level 3).
Marketable Equity Securities: The fair values for marketable equity securities are determined by quoted market prices, if available (Level 1). For securities where quoted prices are not available, fair values are calculated based on market prices of similar securities (Level 2).
Loan Servicing Assets: On a quarterly basis, loan servicing rights are recorded at fair value. Fair value is determined at a tranche level, based on market prices for comparable servicing contracts (Level 2), when available, or alternatively based on a valuation model that calculates the present value of estimated future net servicing income. The valuation model utilizes interest rate, prepayment speed, and default rate assumptions that market participants would use in estimating future net servicing income and that can be validated against available market date (Level 2).
Mortgage Banking Derivative: The fair value of mortgage banking derivatives which include interest rate lock commitments are based on valuation models using observable market data as of the measurement date (Level 2).
Assets and Liabilities Measured on a Non-recurring Basis:
Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 17. Fair Value of Financial Instruments (continued)
Foreclosed Assets: Foreclosed assets are carried at the lower of carrying value or fair value on a non-recurring basis. Fair value is based upon independent appraisals or management’s estimation of the collateral and is considered a Level 3 measurement.
Assets measured at fair value on a recurring basis are summarized below:
(amounts in thousands)	December 31, 2021
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities
SBA pooled securities	$246	$—	$246	$—
Government sponsored enterprises mortgage backed securities	19,876	—	19,876	—
Government sponsored enterprises collateralized mortgage obigations	549	—	549	—
Total debt securities available for sale	$20,671	$—	$20,671	$—

Marketable equity securities	11,988	11,988	—	—
Total investment securities	$32,659	$11,988	$20,671	$—
Mortgage-banking derivative	$1,065	$—	$1,065	$—
Loan servicing assets	$3,993	$—	$3,993	$—
	December 31, 2020
	Carrying Amount	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Debt securities
SBA pooled securities	$348	$—	$348	$—
Government sponsored enterprises mortgage backed securities	14,518	—	14,518	—
Government sponsored enterprises collateralized mortgage obigations	855	—	855	—
Total debt securities available for sale	$15,721	$—	$15,721	$—

Marketable equity securities	9,990	9,990	—	—
Total investment securities	$25,711	$9,990	$15,721	$—
Mortgage-banking derivative	$702	$—	$702	$—
Loan servicing assets	$3,456	$—	$3,456	$—
There were no liabilities measured at fair value on a recurring basis as of December 31, 2021 or December 31, 2020.

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 17. Fair Value of Financial Instruments (continued)
Assets measured at fair value on a non-recurring basis are summarized below:
	December 31, 2021
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Impaired loans	$417	$—	$—	$417
Foreclosed assets	618	—	—	618
	December 31, 2020
(in thousands)	Carrying Amount	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3
Impaired loans	$1,576	$—	$—	$1,576
Foreclosed assets	2,372	—	—	2,372
The following table presents quantitative information about Level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2021 and 2020:
(in thousands)	December 31, 2021
	Fair Value	Technique	Unobservable Input(s)	Range in Appraised Weighted Average
Impaired loans	$417	Market Comparable	A discount percentage is applied based on age of independent appraisals, selling costs, current market conditions, and experience within the local market	10% - 15%
Foreclosed assets	$618	Market Comparables	A discount percentage is applied based on age of independent appraisals, selling costs, current market conditions, and experience within the local market	10% - 15%
(in thousands)	December 31, 2020
	Fair Value	Technique	Unobservable Input(s)	Range in Appraised Weighted Average
Impaired loans	$1,576	Market Comparables	A discount percentage is applied based on age of independent appraisals, selling costs, current market conditions, and experience within the local market	10% - 15%

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 17. Fair Value of Financial Instruments (continued)
(in thousands)	December 31, 2020
	Fair Value	Technique	Unobservable Input(s)	Range in Appraised Weighted Average
Foreclosed assets	$2,372	Market Comparables	A discount percentage is applied based on age of independent appraisals, selling costs, current market conditions, and experience within the local market	10% - 15%
The Company obtains third-party appraisals on its impaired loans to determine fair value. Generally, the third-party appraisals apply the “sales comparison approach,” which is a valuation technique that uses prices and other relevant information generated by market transactions involving identical or comparable (that is, similar) assets, liabilities, or a group of assets and liabilities, such as a business. Adjustments are then made based on the type of property, age of appraisal, current status of property and other related factors to estimate the current value of collateral.
Carrying amount and estimated fair values of financial instruments as of December 31, 2021 and 2020, excluding those previously presented, were as follows:
	December 31, 2021
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash and cash equivalents	$83,713	$83,713	$83,713	$—	$—
Interest-bearing time deposits	1,746	1,746	1,746	—	—
Loans held for sale	27,880	27,880	—	27,880	—
Loans held for investment, net	254,078	254,022	—	253,605	417
Accrued interest receivable	1,373	1,373	1,373	—	—
Financial Liabilities:
Deposits	348,156	348,665	—	348,665	—
Borrowings	7,500	7,498	—	7,498	—
Accrued interest payable	326	326	326	—	—
	December 31, 2020
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Assets:
Cash and cash equivalents	$32,925	$32,925	$32,925	$—	$—
Interest-bearing time deposits	2,746	2,746	2,746	—	—
Loans held for sale	17,492	17,492	—	17,492	—
Loans held for investment, net	262,126	265,843	—	264,267	1,576
Accrued interest receivable	1,556	1,556	1,556	—	—

Integrated Financial Holdings, Inc.
Notes to Consolidated Financial Statements
For the years ended December 31, 2021 and 2020
Note 17. Fair Value of Financial Instruments (continued)
	December 31, 2020
	Carrying Amount	Fair Value	Quoted Prices in Active Markets for Identical (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Financial Liabilities:
Deposits	300,890	301,658	—	301,658	—
Borrowings	4,000	3,998	—	3,998	—
Accrued interest payable	427	427	427	—	—
The methods and assumptions, not previously presented, used to estimate fair values are described as follows:
Cash and Cash Equivalents: The carrying amounts of cash and short-term instruments approximate fair values.
Interest-bearing Time Deposits: The carrying amounts of cash and short-term instruments approximate fair values.
Loans: As of December 31, 2021, the technique used by the Company to estimate the fair values of the loan portfolio was an exit price notion which incorporates factors such as enhanced credit risk, illiquidity risk and other market factors that sometimes exist in exit prices in dislocated markets.
Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.
Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount). The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.
Borrowings: The fair values of the Company’s borrowings are estimated using discounted cash flow analyses based on the current borrowing rates for similar types of borrowing arrangements.
Accrued Interest Receivable/Payable: The carrying amounts of accrued interest approximates fair value.
Off-Balance Sheet Instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.
Note 18. Subsequent Events
Subsequent events are events or transactions that occur after the balance sheet date but before the consolidated financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the balance sheet date, including the estimates inherent in the process of preparing consolidated financial statements. Non-recognized subsequent events are events that provide evidence that conditions that did not exist at the balance sheet date but arose after that date. Management has evaluated subsequent events occurring through March 30, 2022, the date the consolidated financial statements were available to be issued and noted no items requiring accrual or disclosure.

Annex A
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
by and between
MVB Financial Corp.
and
Integrated Financial Holdings, Inc.
Dated as of August 12, 2022

A-i

A-ii

Exhibit A - Forms of Voting Agreement
A-iii

INDEX
Page
Acquisition Proposal	A-43
Additional Cash Payment	A-48
Adjusted Exchange Ratio	A-48
affiliate	A-51
Agency	A-23
Agreement	A-55
Appraisal Shares	A-2
Bank Merger	A-4
Bank Merger Agreement	A-4
Bank Merger Certificates	A-4
BHC Act	A-7
business day	A-51
Cannabis Businesses	A-23
Certificate	A-2
certificates	A-5
Certificates of Merger	A-1
Chosen Courts	A-52
CIC Payment	A-40
Closing	A-50
Closing Date	A-50
Code	A-1
Company	A-55
Company 401(k) Plan	A-14
Company Articles	A-8
Company Bank	A-4
Company Benefit Plans	A-13
Company Bylaws	A-8
Company Common Stock	A-55
Company Contract	A-18
Company Disclosure Schedule	A-7
Company Equity Awards	A-4
Company ERISA Affiliate	A-13
Company Indemnified Parties	A-41
Company Insiders	A-44
Company Leased Properties	A-20
Company Meeting	A-37
Company Owned Properties	A-20
Company Personal Data	A-17
Company Preferred Stock	A-3
Company Qualified Plans	A-14
Company Real Property	A-20
Company Regulatory Agreement	A-19
Company Reports	A-10
Page
Company Restricted Stock Award	A-3
Company Security Breach	A-17
Company Stock Option	A-3
Company Stock Plans	A-4
Company Subsidiary	A-8
Confidentiality Agreement	A-37
Continuing Employee	A-38
Determination Date	A-48
Effective Time	A-1
Enforceability Exceptions	A-9
Environmental Laws	A-19
ERISA	A-13
Exchange Act	A-21
Exchange Agent	A-5
Exchange Fund	A-5
Exchange Ratio	A-1
FDIC	A-8
Federal Reserve Board	A-10
Final Index Price	A-48
FinCEN	A-22
GAAP	A-7
Governmental Entity	A-10
Hemp Businesses	A-23
IDFPR	A-10
Index Group	A-48
Index Price	A-48
Index Ratio	A-48
Initial Index Price	A-48
Initial Purchaser Market Value	A-48
Insurer	A-23
Intellectual Property	A-20
IRS	A-13
knowledge	A-51
Liens	A-9
Loan Investor	A-23
Loans	A-21
made available	A-51
Marijuana Businesses	A-23
Material Adverse Effect	A-7
Materially Burdensome Regulatory Condition	A-36
Merger	A-55
Merger Consideration	A-1
A-iv

Page
Multiemployer Plan	A-15
Multiple Employer Plan	A-15
NASDAQ	A-6
NCBCA	A-1
NCCOB	A-10
New Plans	A-39
Non-Voting Common Stock	A-1
Notice of Termination	A-48
North Carolina SOS	A-1
OTC Markets	A-10
Other Company Equity Award	A-4
Pandemic	A-7
Pandemic Measures	A-8
Permitted Encumbrances	A-20
person	A-51
Premium Cap	A-41
PPACA	A-14
Proxy Statement	A-10
Purchaser	A-55
Purchaser Articles	A-4
Purchaser Bank	A-4
Purchaser Bylaws	A-4
Purchaser Common Stock	A-1
Purchaser Contract	A-30
Purchaser Disclosure Schedule	A-24
Purchaser Equity Awards	A-25
Purchaser Market Value	A-48
Purchaser Meeting	A-37
Purchaser Personal Data	A-30
Purchaser Ratio	A-48
Purchaser Regulatory Agreement	A-30
Purchaser Reports	A-29
Purchaser Restricted Stock Award	A-25
Page
Purchaser Security Breach	A-30
Purchaser Stock Option	A-3
Purchaser Stock Options	A-25
Purchaser Stock Plans	A-25
Purchaser Subsidiary	A-24
Raymond James	A-12
Regulatory Agencies	A-11
Representatives	A-42
Requisite Company Vote	A-9
Requisite Purchaser Vote	A-26
Requisite Regulatory Approvals	A-36
S-4	A-10
SAR	A-22
SEC	A-10
Securities Act	A-29
SRO	A-11
Starting Date	A-48
Subsidiary	A-8
Surviving Corporation	A-1
Takeover Statutes	A-21
Tax	A-13
Tax Return	A-13
Taxes	A-13
Termination Date	A-47
Termination Effective Time	A-48
Termination Fee	A-49
Total Payments	A-40
Treasury Regulations	A-4
Voting Agreements	A-1
Voting Common Stock	A-1
West Virginia SOS	A-1
WVBCA	A-1
WVDFI	A-10
A-v

AGREEMENT AND PLAN OF MERGER AND REORGANIZATION
AGREEMENT AND PLAN OF MERGER AND REORGANIZATION, dated as of August 12, 2022 (this “Agreement”), by and between Integrated Financial Holdings, Inc., a North Carolina corporation (“Company”), and MVB Financial Corp., a West Virginia corporation (“Purchaser”).
RECITALS
WHEREAS, the Boards of Directors of Purchaser and Company have determined that it is in the best interests of their respective companies and their shareholders to consummate the strategic business combination transaction provided for herein, pursuant to which Company will, subject to the terms and conditions set forth herein, merge with and into Purchaser (the “Merger”), so that Purchaser is the surviving corporation (hereinafter sometimes referred to in such capacity as the “Surviving Corporation”) in the Merger; and
WHEREAS, for Federal income tax purposes, it is intended that the Merger qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and this Agreement is intended to be and is adopted as a plan of reorganization for purposes of Sections 354 and 361 of the Code; and
WHEREAS, as an inducement for Purchaser to enter into this Agreement, the directors and certain executive officers of Company, in their capacity as shareholders, have simultaneously herewith entered into a voting agreement (collectively, the “Voting Agreements”) in connection with the Merger, substantially in the forms attached hereto as Exhibit A; and
WHEREAS, the parties desire to make certain representations, warranties and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.
NOW, THEREFORE, in consideration of the mutual covenants, representations, warranties and agreements contained herein, and intending to be legally bound hereby, the parties agree as follows:
ARTICLE I
THE MERGER
1.1 The Merger. Subject to the terms and conditions of this Agreement, in accordance with the West Virginia Business Corporation Act (the “WVBCA”) and the North Carolina Business Corporation Act (the “NCBCA”), at the Effective Time, Company shall merge with and into Purchaser. Purchaser shall be the Surviving Corporation in the Merger, and shall continue its corporate existence under the laws of the State of West Virginia. Upon consummation of the Merger, the separate corporate existence of Company shall terminate.
1.2 Effective Time. The Merger shall become effective as set forth in the articles of merger to be filed with the North Carolina Secretary of State (the “North Carolina SOS”) and the articles of merger to be filed with the West Virginia Secretary of State (the “West Virginia SOS”), respectively, on the Closing Date (collectively, the “Certificates of Merger”). The term “Effective Time” shall be the date and time when the Merger becomes effective, as set forth in the Certificates of Merger.
1.3 Effects of the Merger. At and after the Effective Time, the Merger shall have the effects set forth in the applicable provisions of the WVBCA and the NCBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of the Company shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company shall become the debts, liabilities and duties of the Surviving Corporation.
1.4 Conversion of Company Common Stock.
(a) Subject to Section 2.2(e), each share of the voting common stock, $1.00 par value per share (“Voting Common Stock”) and non-voting common stock, $1.00 par value per share (“Non-Voting Common Stock”), of Company issued and outstanding immediately prior to the Effective Time (collectively, “Company Common Stock”), except for (i) shares of Company Common Stock owned by Company as treasury stock or owned by Company or Purchaser or a Subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and (ii) Appraisal Shares, shall be converted into the right to receive 1.21 shares (the “Exchange Ratio” and such shares, the “Merger Consideration”) of the common stock, $1.00 par value per share, of Purchaser (the “Purchaser Common

Stock”); it being understood that upon the Effective Time, the Purchaser Common Stock, including the shares issued to former holders of Company Common Stock, shall be the common shares of the Surviving Corporation.
(b) All of the shares of Company Common Stock converted into the right to receive Purchaser Common Stock pursuant to this Article I shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and each certificate (each, a “Certificate”, it being understood that any reference herein to “Certificate” shall be deemed to include reference to book-entry account statements relating to the ownership of shares of Company Common Stock) previously representing any such shares of Company Common Stock shall thereafter represent only the right to receive (i) the number of whole shares of Purchaser Common Stock which such shares of Company Common Stock have been converted into the right to receive, (ii) cash in lieu of fractional shares which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive pursuant to this Section 1.4 and Section 2.2(e), without any interest thereon and (iii) any dividends or distributions which the holder thereof has the right to receive pursuant to Section 2.2. Certificates previously representing shares of Company Common Stock shall be exchanged for certificates or, at Purchaser's option, evidence of shares in book-entry form representing whole shares of Purchaser Common Stock (together with any dividends or distributions with respect thereto and cash in lieu of fractional shares issued in consideration therefor) upon the surrender of such Certificates in accordance with Section 2.2, without any interest thereon. If, prior to the Effective Time, the outstanding shares of Purchaser Common Stock or Company Common Stock shall have been increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reorganization, recapitalization, reclassification, stock dividend, stock split, reverse stock split, or other similar change in capitalization, or there shall be any extraordinary dividend or distribution, an appropriate and proportionate adjustment shall be made to the Exchange Ratio to give the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.
(c) Notwithstanding anything in this Agreement to the contrary, at the Effective Time, all shares of Company Common Stock that are owned by Company or Purchaser (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) shall be cancelled and shall cease to exist and no stock of Purchaser or other consideration shall be delivered in exchange therefor.
1.5 Appraisal Rights. Each holder of shares of Company Common Stock shall be entitled to exercise appraisal rights in accordance with and as contemplated by Section 55-13-02 of the NCBCA. Any holder of Company Common Stock who perfects such holder's appraisal rights in accordance with Article 13 of the NCBCA shall be entitled to receive the fair value of such holder's shares (“Appraisal Shares”) in cash as determined pursuant to the provisions of Article 13 of the NCBCA (and at the Effective Time, such Appraisal Shares shall no longer be outstanding and shall automatically be cancelled and shall cease to exist and such holder shall cease to have any rights with respect thereto, except the rights provided for pursuant to the applicable provisions of the NCBCA and this Section 1.5); provided that no such payment shall be made to any shareholder asserting appraisal rights unless and until such shareholder has complied with the applicable provisions of Article 13 of the NCBCA and surrendered to Company (or, as applicable, the Surviving Corporation) the Certificate or Certificates (if such shares are in certificated form) representing the Appraisal Shares for which payment is being made or has given written instructions for the surrender of any such Appraisal Shares held in book-entry form. In the event that after the Effective Time a shareholder of the Company asserting appraisal rights fails to perfect, or effectively withdraws or loses, such holder's right to appraisal and of payment for such holder's shares under Article 13 of the NCBCA, Purchaser shall issue and deliver the Merger Consideration to which such holder of Company Common Stock is entitled under Section 1.4 upon surrender by such holder of the Certificate or Certificates representing shares of Company Common Stock held by such holder or delivery of a written instruction for the surrender of any such shares held in book entry form. Company shall give Purchaser (a) prompt notice, and a copy, of any written notices to exercise appraisal rights in respect of any shares of Company Common Stock, attempted withdrawals of such notices and any other instruments and documents served pursuant to the NCBCA and received by Company relating to appraisal rights and (b) the opportunity to participate in negotiations and proceedings with respect to demands for fair value under the NCBCA. Company shall not, except with the prior written consent of Purchaser or as otherwise required by applicable law, make any payment with respect to, or settle, or offer or agree to settle, any such demand for payment. Any portion of the Exchange Fund (as defined herein) made available to the Exchange Agent pursuant to Article II to pay for shares of Company Common Stock for which appraisal rights have been perfected shall be returned to Purchaser upon demand.
1.6 Treatment of Company Preferred Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Purchaser or the Company, each share of Preferred Stock, $100.00 par value per share, of Company (the “Company Preferred Stock”) shall automatically be cancelled and shall cease to exist as of the Effective Time, and no consideration shall be delivered in exchange therefor.
1.7 Purchaser Common Stock. At and after the Effective Time, each share of Purchaser Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding common share of the Surviving Corporation and shall not be affected by the Merger.
1.8 Treatment of Company Equity Awards.
(a) At the Effective Time, each option granted by Company to purchase shares of Company Common Stock under a Company Stock Plan (as defined below), whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time (a “Company Stock Option”) shall without any further action on the part of any holder thereof, be assumed by Purchaser and shall be converted into an option to purchase Purchaser Common Stock (a “Purchaser Stock Option”) in accordance with this Section 1.8(a). Each such Purchaser Stock Option as so assumed and converted shall continue to have, and shall be subject to, the same terms and conditions as applied to the Company Stock Option immediately prior to the Effective Time. As of the Effective Time, each such Purchaser Stock Option as so assumed and converted shall be an option to acquire that number of whole shares of Purchaser Common Stock (rounded down to the nearest whole share) equal to the product of (i) the number of shares of Company Common Stock subject to such Company Stock Option, multiplied by (ii) the Exchange Ratio, at an exercise price per share of Purchaser Common Stock (rounded up to the nearest whole cent) equal to the quotient obtained by dividing (A) the exercise price per share of Company Common Stock of such Company Stock Option by (B) the Exchange Ratio, provided, that the exercise price and the number of shares of Purchaser Common Stock subject to the Purchaser Stock Option shall be determined in a manner consistent with the requirements of Section 409A of the Code, and, in the case of Company Stock Options that are intended to qualify as incentive stock options within the meaning of Section 422 of the Code, consistent with the requirements of Section 424(a) of the Code.
(b) Immediately prior to the Effective Time (but contingent upon the Closing), each award in respect of a share of Company Common Stock subject to vesting, repurchase or other lapse restriction granted under a Company Stock Plan that is unvested or contingent and outstanding immediately prior to the Effective Time (a “Company Restricted Stock Award”) shall fully vest (with any performance-based vesting condition applicable to such Company Restricted Stock Award deemed satisfied to the extent provided in the applicable award agreement) and shall be cancelled and converted automatically into the right to receive Merger Consideration in respect of each such share of Company Common Stock under such Company Restricted Stock Award, less applicable withholding Taxes.
(c) At the Effective Time, each Other Company Equity Award, whether or not then vested or free of conditions to payment, automatically and without any action on the part of the holder thereof, shall be cancelled and converted into the right to receive a number of shares of Purchaser Common Stock equal to the product of (i) the number of shares of Company Common Stock subject to such Other Company Equity Award multiplied by (ii) the Exchange Ratio, with cash payable in lieu of fractional shares. The Surviving Corporation shall issue the consideration described in this Section 1.8(c), net of applicable Tax withholdings, which shall be accomplished through the withholding of shares of Purchaser Common Stock with a value equal to the applicable Tax withholding obligation, within five (5) business days following the Closing Date.
(d) Purchaser shall take all corporate action necessary to issue a sufficient number of shares of Purchaser Common Stock with respect to the settlement of Company Equity Awards contemplated by this Section 1.8. Any resolutions adopted or notices or other documents issued to award holders in connection with Company's implementation of this Section 1.8 shall be subject to Purchaser's reasonable prior review and approval, which shall not be unreasonably withheld, conditioned or delayed.

(e) At or prior to the Effective Time, Company, the Board of Directors of Company and its compensation committee, as applicable, and Purchaser, the Board of Directors of Purchaser, and its Compensation Committee, as applicable, shall adopt any resolutions and take any actions that are necessary to effectuate the provisions of this Section 1.8.
(f) For purposes of this Agreement,
(i) the term “Company Stock Plans” means Company's 2018 Omnibus Stock Incentive Plan, 2019 Omnibus Stock Incentive Plan, 2010 Stock Option Plan, 2013 Stock Option Plan and all other employee and director equity incentive plans or agreements of Company as of the date of this Agreement; and
(ii) the term “Other Company Equity Award” means each other equity-based award granted by the Company under the Company Stock Plans that is outstanding immediately prior to the Effective Time and that is not a Company Stock Option or a Company Restricted Stock Award (and together with the Company Stock Options and the Company Restricted Stock Awards, the “Company Equity Awards”).
1.9 Articles of Incorporation of Surviving Corporation. At the Effective Time, the Articles of Incorporation, as amended, of Purchaser (the “Purchaser Articles”), as in effect at the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.10 Bylaws of Surviving Corporation. At the Effective Time, the Second Amended and Restated Bylaws, as amended, of Purchaser (the “Purchaser Bylaws”), as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended in accordance with applicable law.
1.11 Tax Consequences. The parties to this Agreement intend that the Merger constitute and qualify as a “reorganization” within the meaning of Section 368(a) of the Code. The parties intend for this Agreement to be, and hereby adopt it as, a “plan of reorganization” within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the final regulations promulgated under the Code by the United States Department of the Treasury (the “Treasury Regulations”) and for purposes of Sections 354 and 361 of the Code. The parties agree to cooperate and use their best efforts in order to qualify the transactions contemplated herein as a reorganization under Section 368(a)(1)(A) of the Code, to not take any action that could reasonably be expected to cause the Merger to fail to so qualify, and to report the Merger for federal, state, and any local income Tax purposes in a manner consistent with such characterization.
1.12 Bank Merger. Subsequent to the Effective Time, West Town Bank & Trust (“Company Bank”), an Illinois state chartered bank and a wholly-owned Subsidiary of Company, may, upon the direction of Purchaser, merge (the “Bank Merger”) with and into MVB Bank, Inc. (“Purchaser Bank”), a West Virginia state chartered bank and a wholly-owned Subsidiary of Purchaser. Company and Purchaser agree that the Bank Merger would become effective, if at all, at a time after the Effective Time as determined by the Board of Directors of the Surviving Corporation. If consummated, Purchaser Bank would be the surviving entity in the Bank Merger and, following the Bank Merger, the separate corporate existence of Company Bank would cease. The Bank Merger would be implemented, if at all, pursuant to a bank merger agreement, in a form to be specified by Purchaser (the “Bank Merger Agreement”). If the Bank Merger is consummated, Purchaser would cause Company Bank and Purchaser Bank to execute such articles of merger, certificates of merger and articles of combination and such other documents and certificates as are necessary to make the Bank Merger effective (“Bank Merger Certificates”) following the Effective Time at a time determined pursuant to this Section 1.12.
1.13 Principal Executive Offices of Surviving Corporation. The principal executive offices of Purchaser as of the date of this Agreement shall be the principal executive offices of the Surviving Corporation.
1.14 Directors and Officers of the Surviving Corporation. As of the Effective Time:
(a) The directors of the Surviving Corporation shall be the directors of Purchaser immediately prior to the Effective Time, each of whom shall serve as the directors of the Surviving Corporation until the next annual meeting of shareholders and until such time as their respective successors have been duly elected and qualified, or until their earlier death, resignation or removal from office.

(b) The executive officers of the Surviving Corporation shall continue as executive officers of Purchaser immediately prior to the Effective Time, each of whom shall serve until their respective successors are duly appointed and qualified or their earlier death, resignation or removal.
ARTICLE II
EXCHANGE OF SHARES
2.1 Purchaser to Make Shares Available. At or prior to the Effective Time, Purchaser shall deposit, or shall cause to be deposited, with an exchange agent designated by Purchaser and reasonably acceptable to Company (the “Exchange Agent”), for the benefit of the holders of Certificates, for exchange in accordance with this Article II, evidence of shares in book entry form (collectively, referred to herein as “certificates”), representing the shares of Purchaser Common Stock, and cash in lieu of any fractional shares (such cash and certificates for shares of Purchaser Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the “Exchange Fund”), to be issued pursuant to Section 1.4 and paid pursuant to Section 2.2(a) in exchange for outstanding shares of Company Common Stock. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser; provided, that no such investment or losses thereon shall affect the merger consideration payable to the holders of Certificates. Any interest and other income resulting from such investments shall be paid to Purchaser.
2.2 Exchange of Shares.
(a) As promptly as practicable after the Effective Time, but in no event later than ten (10) calendar days thereafter, Purchaser shall cause the Exchange Agent to mail to each holder of record of one or more Certificates representing shares of Company Common Stock at the Effective Time that have been converted at the Effective Time into the right to receive Purchaser Common Stock pursuant to Article I, a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and instructions for use in effecting the surrender of the Certificates in exchange for certificates representing the number of whole shares of Purchaser Common Stock and any cash in lieu of fractional shares, which the shares of Company Common Stock represented by such Certificate or Certificates shall have been converted into the right to receive pursuant to this Agreement as well as any dividends or distributions to be paid pursuant to Section 2.2(b). Upon proper surrender of a Certificate or Certificates for exchange and cancellation to the Exchange Agent, together with such properly completed letter of transmittal, duly executed, the holder of such Certificate or Certificates shall be entitled to receive in exchange therefor, as applicable, (i) a certificate representing that number of whole shares of Purchaser Common Stock to which such holder of Company Common Stock shall have become entitled pursuant to the provisions of Article I and (ii) a check representing the amount of (A) any cash in lieu of fractional shares which such holder has the right to receive in respect of the Certificate or Certificates surrendered pursuant to the provisions of this Article II and (B) any dividends or distributions which the holder thereof has the right to receive pursuant to this Section 2.2, and the Certificate or Certificates so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any cash in lieu of fractional shares payable to holders of Certificates. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive, upon surrender, the number of whole shares of Purchaser Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive and any cash in lieu of fractional shares or in respect of dividends or distributions as contemplated by this Section 2.2.
(b) No dividends or other distributions declared with respect to Purchaser Common Stock shall be paid to the holder of any unsurrendered Certificate until the holder thereof shall surrender such Certificate in accordance with this Article II. After the surrender of a Certificate in accordance with this Article II, the record holder thereof shall be entitled to receive any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the whole shares of Purchaser Common Stock which the shares of Company Common Stock represented by such Certificate have been converted into the right to receive.
(c) If any certificate representing shares of Purchaser Common Stock is to be issued in a name other than that in which the Certificate or Certificates surrendered in exchange therefor is or are registered, it shall be a condition of the issuance thereof that the Certificate or Certificates so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other similar Taxes required by reason of the issuance of a certificate representing shares of Purchaser Common Stock in any name other than that of the registered holder of the Certificate or Certificates surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such Tax has been paid or is not payable.
(d) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates representing such shares are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for (i) certificates representing shares of Purchaser Common Stock and (ii) any cash in lieu of fractional shares or in respect of dividends or distributions as provided in this Article II.
(e) Notwithstanding anything to the contrary contained herein, no certificates or scrip representing fractional shares of Purchaser Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Purchaser Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Purchaser. In lieu of the issuance of any such fractional share, Purchaser shall pay to each former shareholder of Company who otherwise would be entitled to receive such fractional share an amount in cash (rounded to the nearest cent) determined by multiplying (i) the average of the daily closing-sale prices of Purchaser Common Stock on the NASDAQ Stock Market LLC (“NASDAQ”) as reported by THE WALL STREET JOURNAL for the five (5) full trading days ending on the day immediately preceding the Closing Date by (ii) the fraction of a share (rounded to the nearest thousandth when expressed in decimal form) of Purchaser Common Stock which such holder would otherwise be entitled to receive pursuant to Section 1.4.
(f) Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company for twelve (12) months after the Effective Time shall be paid to the Surviving Corporation. Any former shareholders of Company who have not theretofore complied with this Article II shall thereafter look only to the Surviving Corporation for payment of the shares of Purchaser Common Stock and cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Purchaser Common Stock deliverable in respect of each former share of Company Common Stock such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon (except to the extent required in connection with a Company shareholder's exercise of appraisal rights under Section 1.5). Notwithstanding the foregoing, none of Purchaser, Company, the Surviving Corporation, the Exchange Agent or any other person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.
(g) Purchaser shall be entitled to deduct and withhold, or cause the Exchange Agent to deduct and withhold, from any cash in lieu of fractional shares of Purchaser Common Stock, cash dividends or distributions payable pursuant to this Section 2.2 or any other cash amounts otherwise payable pursuant to this Agreement to any holder of Company Common Stock or Company Equity Award such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. To the extent that amounts are so withheld by Purchaser or the Exchange Agent, as the case may be, and paid over to the appropriate Governmental Entity, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Common Stock or Company Equity Award in respect of which the deduction and withholding was made by Purchaser or the Exchange Agent, as the case may be.
(h) In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Purchaser, the posting by such person of a bond in such amount as Purchaser may determine is reasonably necessary as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Purchaser Common Stock and any cash in lieu of fractional shares deliverable in respect thereof pursuant to this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF COMPANY
Except as disclosed in the correspondingly numbered section of the disclosure schedule delivered by Company to Purchaser concurrently herewith (the “Company Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Company Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Company that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect and (c) any disclosures made with respect to a section of Article III shall be deemed to qualify (1) any other section of Article III specifically referenced or cross-referenced and (2) other sections of Article III to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections, Company hereby represents and warrants to Purchaser as follows:
3.1 Corporate Organization.
(a) Company is a corporation duly organized and validly existing under the laws of the State of North Carolina and is a bank holding company duly registered under the Bank Holding Company Act of 1956, as amended (“BHC Act”) that has elected to be treated as a financial holding company under the BHC Act. Company has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Company is duly licensed or qualified to do business and, where such concept is recognized under applicable law, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company. As used in this Agreement, the term “Material Adverse Effect” means, with respect to Purchaser, Company or the Surviving Corporation, as the case may be, a material adverse effect on (i) the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries taken as a whole (provided, however, that Material Adverse Effect shall not be deemed to include the impact of (A) changes, after the date hereof, in U.S. generally accepted accounting principles (“GAAP”) or applicable regulatory accounting requirements, (B) changes, after the date hereof, in laws, rules or regulations (including the Pandemic Measures) of general applicability to companies in the industries in which such party and its Subsidiaries operate, or interpretations thereof by courts or Governmental Entities, (C) changes, after the date hereof, in global, national or regional political conditions (including the outbreak of war or acts of terrorism) or in economic or market conditions affecting the financial services industry generally and not specifically relating to such party or its Subsidiaries, including any such changes arising out of the Pandemic or any Pandemic Measures, (D) changes, after the date hereof, resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event (including the Pandemic), (E) public disclosure of the transactions contemplated hereby or actions expressly required by this Agreement or actions or omissions that are taken with the prior written consent of the other party in contemplation of the transactions contemplated hereby, (F) a decline in the trading price of such person's common stock or the failure, in and of itself, to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance or budget, business or strategic plan for any period (it being understood that the underlying cause of such decline or failure may be taken into account in determining whether a Material Adverse Effect on such person has occurred to the extent not otherwise excluded by this provision), (G) the expenses incurred by Company or Purchaser in negotiating, documenting, effecting and consummating the transactions contemplated by this Agreement, or (H) changes proximately caused by the impact of the execution or announcement of the Agreement and the consummation of the transactions contemplated hereby on relationships with customers or employees (including the loss of personnel subsequent to the date of this Agreement); except, with respect to subclauses (A), (B), (C) or (D), to the extent that the effects of such change are materially disproportionately adverse to the business, properties, assets, liabilities, results of operations or financial condition of such party and its Subsidiaries, taken as a whole, as compared to other companies in the industry in which such party and its Subsidiaries operate) or (ii) the ability of such party to timely consummate the transactions contemplated hereby. As used in this Agreement, “Pandemic” means any outbreaks, epidemics or pandemics relating to SARS-CoV-2 or Covid-19, or any variants, evolutions or mutations thereof, or any other viruses (including influenza), and the governmental and other responses thereto; “Pandemic Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shutdown, closure, sequester or other laws, directives, policies, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to the Pandemic; and the word “Subsidiary” when used with respect to any person, means any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or person of which (i) such first person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions. True and complete copies of the Articles of Incorporation of Company, as amended (the “Company Articles”), and the Bylaws of Company (the “Company Bylaws”), as in effect as of the date of this Agreement, have previously been made available by Company to Purchaser.
(b) Each Subsidiary of Company (a “Company Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Company to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Company that is an insured depository institution are insured by the Federal Deposit Insurance Corporation (the “FDIC”) through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Company's knowledge, threatened. Section 3.1(b) of the Company Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Company as of the date hereof.
3.2 Capitalization.
(a) The authorized capital stock of Company consists of 9,000,000 shares of Company Common Stock, $1.00 par value, of which, 8,000,000 are voting shares of Company Common Stock and 1,000,000 are non-voting shares of Company Common Stock, and 1,000,000 shares of preferred stock, $100.00 par value. As of the date of this Agreement, there are (i) 2,248,549 shares of Company Common Stock issued and outstanding, which number includes 2,226,809 voting shares of Company Common Stock (including 66,508 shares of Company Common Stock granted in respect of outstanding Company Restricted Stock Awards that are unvested and remain subject to forfeiture) and 21,740 non-voting shares of Company Common Stock, (ii) no shares of Company Common Stock held in treasury, (iii) 179,001 shares of Company Common Stock reserved for issuance upon the exercise of outstanding Company Stock Options, (iv) no shares of Company Preferred Stock outstanding and (v) no other shares of capital stock or other voting securities of Company issued, reserved for issuance or outstanding. All of the issued and outstanding shares of Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Company may vote. No Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code owns or holds Company Common Stock. There are no trust preferred or subordinated debt securities of Company that are issued or outstanding, and the Company has no subordinated indebtedness outstanding. Other than Company Stock Options, Company Restricted Stock Awards and the Non-Voting Common Stock, in each case, issued prior to the date of this Agreement, as of the date of this Agreement (i) there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Company to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities and (ii) there are no contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value of or price of, Company Common Stock or other equity interests of the Company. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Company Common Stock or other equity interests of Company, other than the Voting Agreements. All grants of Company Equity Awards were validly issued and properly approved by the Board of Directors of the Company (or a committee thereof) in accordance with the applicable Company Stock Plan and applicable law, in each case in all material respects. All Company Stock Options have been granted having a per share exercise price at least equal to the fair market value of the underlying Company Common Stock on the date such Company Stock Option was granted, and have not otherwise been modified within the meaning of Section 409A of the Code and associated Treasury Regulations issued thereunder. Section 3.2(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all Company Equity Awards outstanding as of the date hereof specifying, on a holder-by-holder basis, (A) the name of each holder, (B) the number of shares subject to each such Company Equity Award, (C) the grant date of each such Company Equity Award, (D) the Company Stock Plan under which such Company Equity Award was granted, (E) the exercise price for each such Company Equity Award that is a Company Stock Option, and (F) the expiration date for each such Company Equity Award that is a Company Stock Option. Other than the Company Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Company or any of its Subsidiaries) are outstanding.
(b) Except as set forth on Section 3.2(b) of the Company Disclosure Schedule, Company owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Company Subsidiaries, free and clear of any liens, pledges, charges, encumbrances and security interests whatsoever (“Liens”), and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. §55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Company Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.
3.3 Authority; No Violation.
(a) Company has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Company. The Board of Directors of Company has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by (i) the affirmative vote of the holders of a majority of the outstanding shares of Voting Common Stock of Company that are entitled to vote and (ii) the affirmative vote of the holders of a majority of the outstanding shares of Non-Voting Common Stock of Company that are entitled to vote, each voting as separate voting groups (the “Requisite Company Vote”), no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the transactions contemplated hereby, except, with respect to the Bank Merger, approval of the Bank Merger Agreement by Company as sole shareholder of Company Bank, to the extent the Bank Merger occurs under Section 1.12 hereof. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Purchaser) constitutes a valid and binding obligation of Company, enforceable against Company in accordance with its terms (except in all cases as such enforceability may be limited by bankruptcy, insolvency, moratorium, reorganization or similar laws affecting the rights of creditors generally and the availability of equitable remedies (the “Enforceability Exceptions”)).
(b) Neither the execution and delivery of this Agreement by Company nor the consummation by Company of the transactions contemplated hereby, including the Bank Merger, nor compliance by Company with any of the terms or provisions hereof, will (i) violate any provision of the Company Articles or the Company Bylaws or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 and Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Company or any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Company or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for (A) such violations, conflicts, breaches or defaults which, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company and (B) acceleration of certain benefits under Company Benefit Plans at the Effective Time, as contemplated under Section 6.6(g).
3.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with the marketplace for trading over-the-counter securities operated by OTC Markets Group Inc. (the “OTC Markets”) and with the Financial Industry Regulatory Authority, Inc., (ii) the filing of applications, filings, waiver requests and notices, as applicable, with the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”) under the BHC Act and the North Carolina Commissioner of Banks (the “NCCOB”) and approval of such applications, filings and notices or issuance of such waivers, (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the West Virginia Division of Financial Institutions (the “WVDFI”) and the Illinois Department of Financial and Professional Regulation (the “IDFPR”) in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Purchaser Disclosure Schedule and approval of such applications, filings and notices, (v) the preparation and delivery of a joint proxy statement in definitive form relating to the meeting of the Company's shareholders and the Purchaser's shareholders to be held in connection with this Agreement and the transactions contemplated hereby (including any amendments or supplements thereto, the “Proxy Statement”), and of the registration statement on Form S-4 in which the Proxy Statement will be included as a prospectus, to be filed with the Securities and Exchange Commission (the “SEC”) by Purchaser in connection with the transactions contemplated by this Agreement (the “S-4”) and declaration of effectiveness of the S-4, (vi) the filing of the articles of merger with the North Carolina SOS pursuant to the NCBCA and the articles of merger with the West Virginia SOS pursuant to the WVBCA and the filing of the Bank Merger Certificates, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and the approval of the listing of such Purchaser Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any court, administrative agency or commission or other governmental authority or instrumentality or SRO (each a “Governmental Entity”) are necessary in connection with (A) the execution and delivery by Company of this Agreement or (B) the consummation by Company of the Merger and the other transactions contemplated hereby (including the Bank Merger, to the extent it is consummated). As of the date hereof, Company is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
3.5 Reports. Company and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2019 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency (collectively, the “Company Reports”), and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Except as set forth on Section 3.5 of the Company Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Company and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Company, investigation into the business or operations of Company or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Company or any of its Subsidiaries and (iii) there have been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Company or any of its Subsidiaries since January 1, 2019, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. No Company Report, as of the date thereof (and, in the case of proxy statements, on the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information included in any Company Report as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company Reports complied in all material respects with the published rules and regulations of the applicable Regulatory Agency with which they were filed. For purposes of this Agreement, “Regulatory Agencies” means (i) any state regulatory authority, (ii) the OTC Markets, in the case of Company, or the SEC, in the case of Purchaser, (iii) the Federal Reserve Board, (iv) the FDIC, (v) the NCCOB, IDFPR, WVDFI and the West Virginia Board of Banking and Financial Institutions, (vi) any foreign regulatory authority and (vii) any self-regulatory organization (an “SRO”).
3.6 Financial Statements.
(a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the applicable Regulatory Agency, in all material respects with applicable accounting requirements and with the published rules and regulations of such Regulatory Agency with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. Elliott Davis, PLLC has not resigned (or informed Company that it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Company for the fiscal quarter ended June 30, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2022, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Company. Company and its Subsidiaries have devised and maintain a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the Company and its Subsidiaries and to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. Company has disclosed based on its most recent evaluations, to its outside auditors and the audit committee of the board of directors of Company (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect Company's ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Company's internal control over financial reporting. Company has made available to Purchaser a summary of any such disclosure made by management to the auditor and/or audit committee of Company or any Subsidiary.
(d) Since January 1, 2019, (i) neither Company nor any of its Subsidiaries, nor, to the knowledge of Company, any director, officer, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Company or any of its officers, directors, employees or agents to the Board of Directors of Company or any committee thereof or to the knowledge of Company, to any director or officer of Company.
3.7 Broker's Fees. With the exception of the engagement of Raymond James & Associates, Inc. (“Raymond James”), neither Company nor any Company Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement. Company has disclosed to Purchaser as of the date hereof the aggregate fees provided for in connection with the engagement by Company of Raymond James, related to the Merger and the other transactions contemplated hereunder.
3.8 Absence of Certain Changes or Events.
(a) Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.
(b) Except as set forth on Section 3.8 of the Company Disclosure Schedule, and in connection with matters related to this Agreement, since December 31, 2021, Company and its Subsidiaries have carried on their respective businesses in all material respects in the ordinary course of business consistent with past practice.
3.9 Legal Proceedings.
(a) Except as (i) set forth on Section 3.9 of the Company Disclosure Schedule or (ii) would not reasonably be expected to result in a Material Adverse Effect on Company, neither Company nor any of its Subsidiaries is a party to any, and there are no pending or, to Company's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Company or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Company, any of its Subsidiaries or the assets of Company or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates), that would reasonably be expected to be material to Company and its Subsidiaries, taken as a whole.
3.10 Taxes and Tax Returns.
(a) Each of Company and its Subsidiaries has filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Company nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of Company and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully paid. Each of

Company and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party and has complied with all information reporting regimes relating to Taxes in all material respects. Neither Company nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth on Section 3.10(a) of the Company Disclosure Schedule, the federal income Tax Returns of Company and its Subsidiaries for all years to and including 2020 (i) have been examined by the Internal Revenue Service (the “IRS”) or (ii) are Tax Returns with respect to which the applicable period for assessment by the IRS under applicable law, after giving effect to extensions or waivers, has expired. Except for matters that have been resolved or settled with the applicable Tax authority, (i) neither Company nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and (ii) there are no threatened-in-writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Company and its Subsidiaries or the assets of Company and its Subsidiaries. There are no Liens for material Taxes (except Taxes not yet due and payable) on any of the assets of the Company or any of its Subsidiaries. Company has made available to Purchaser true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Company nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement, other than (i) such an agreement or arrangement exclusively between or among Company and its Subsidiaries, and (ii) any credit or other commercial agreements the primary purpose of which does not relate to Taxes. Neither Company nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Company) or (ii) has any liability for the Taxes of any person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Tax law), as a transferee or successor, by contract or otherwise. Neither Company nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Company nor any of its Subsidiaries has participated in or has been a material advisor with respect to a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(1). At no time during the past five (5) years has Company been a United States “real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
(b) As used in this Agreement, the term “Tax” or “Taxes” means any or all federal, state, local, and foreign income, excise, gross receipts, ad valorem, profits, gains, property, capital, sales, transfer, use, license, payroll, employment, social security, severance, unemployment, withholding, duties, excise, windfall profits, intangibles, franchise, backup withholding, value added, alternative or add-on minimum, estimated and other taxes, charges, levies or like assessments in the nature of a tax imposed, in each case, by a Governmental Entity, together with all penalties and additions to tax and interest thereon.
(c) As used in this Agreement, the term “Tax Return” means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, supplied or required to be supplied to a Governmental Entity.
3.11 Employee Benefits; Employees.
(a) Section 3.11(a) of the Company Disclosure Schedule lists all material Company Benefit Plans. For purposes of this Agreement, “Company Benefit Plans” means all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)), whether or not subject to ERISA, and all Code Section 125, Code Section 501(c)(9), bonus, stock option, stock purchase, restricted stock, incentive, deferred compensation, retiree medical or life insurance, pension, supplemental retirement, or other benefit plans, programs or arrangements, and all retention, employment, termination, severance plans, programs or arrangements or other contracts or agreements to or with respect to which Company or any Company Subsidiary or any trade or business of Company or any of its Subsidiaries, whether or not incorporated, all of which together with Company would be deemed a “single employer” within the meaning of Section 4001 of ERISA (a “Company ERISA Affiliate”), is a party or has or is reasonably expected to have any current or future obligation, respectively, or that are maintained, contributed to or sponsored by Company or any of its Subsidiaries or any Company ERISA Affiliate for the benefit of any current or former employee, officer, director or independent contractor of Company or any of its Subsidiaries or any Company ERISA Affiliate, or under which the Company or any of its Subsidiaries is reasonably expected to have any material liability, contingent or otherwise.
(b) Company has heretofore made available to Purchaser true and complete copies of each of the material Company Benefit Plans and certain related documents to the extent applicable, or if such Company Benefit Plan is unwritten, a written summary of the material terms of such Company Benefit Plan, including, but not limited to, (i) the current summary plan descriptions, all executed amendments, and all summaries of material modifications or material supplements to any Company Benefit Plan, (ii) the annual report (Form 5500), if any, filed with the IRS for the last three (3) plan years, (iii) the most recently received IRS determination letter, if any, relating to a Company Benefit Plan that is a Company Qualified Plan, (iv) the most recently prepared actuarial report for each Company Benefit Plan (if applicable) for each of the last three (3) years, (v) copies of all IRS Forms 1094-C and 1095-C (including verifications of filings from the IRS) for all years for which such filings were required, (vi) the current ERISA fidelity bond, (vii) the current trust agreements, insurance policies and administrative services agreements relating to each Company Benefit Plan, (viii) nondiscrimination testing for the last three (3) plan years, and (ix) all material, correspondence to or from any Governmental Entity received in the last three (3) years with respect to such Company Benefit Plan.
(c) Each Company Benefit Plan has been established, operated and administered in all material respects in accordance with its terms and the requirements of all applicable laws, including ERISA and the Code. The Company and each of its Subsidiaries and each Company ERISA Affiliate has complied with, and is currently in compliance with, with Code Section 4980B, the Patient Protection and Affordable Care Act, including the Health Care and Education Reconciliation Act of 2010, as amended and including the guidance issued thereunder (the “PPACA“); and the Company and its Subsidiaries have not incurred (whether or not assessed, and including on account of a Company ERISA Affiliate), and do not reasonably expect to incur or be subject to, any Taxes or other penalties under PPACA (including with respect to the reporting requirements under Sections 6055 and 6056 of the Code, as applicable) or under Sections 4980B, 4980D or 4980H of the Code. Except as set forth on Section 3.11(c) of the Company Disclosure Schedule, within the past three (3) years, neither Company nor any of its Subsidiaries has taken any corrective action or made a filing under any voluntary correction program of the IRS, Department of Labor or any other Governmental Entity with respect to any Company Benefit Plan, and to the knowledge of Company, neither Company nor any of its Subsidiaries is aware of any Company Benefit Plan defect that would qualify for correction under any such program.
(d) Section 3.11(d) of the Company Disclosure Schedule identifies each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (the “Company Qualified Plans”). The IRS has issued a favorable determination, advisory or opinion letter with respect to each Company Qualified Plan and the related trust, which letter has not been revoked (nor, to the knowledge of Company, has revocation been threatened), and, to the knowledge of Company, there are no existing circumstances and no events have occurred that could adversely affect the qualified status of any Company Qualified Plan or the related trust or increase the costs relating thereto. No Company Qualified Plan owns Company Common Stock. The Windsor Advantage 401(k) Plan, a Company Qualified Plan that is identified on Section 3.11(d) of the Company Disclosure Schedule, is referred to herein as the “Company 401(k) Plan”.
(e) Each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) and any award thereunder, in each case that is subject to Section 409A of the Code, is in documentary and operational compliance with Section 409A of the Code.
(f) None of the Company and its Subsidiaries has any current or contingent liability or obligation (including on account of any ERISA Affiliate) in respect of a single employer “pension plan” (as defined in Section 3(2) of ERISA) which is subject to Sections 412 or 430 of the Code or Section 302 or Title IV of ERISA; and neither the Company nor its Subsidiaries is subject to any Company Benefit Plan-related lien under ERISA or the Code.

(g) Except as set forth in Section 3.11(g) of the Company Disclosure Schedule, none of Company and its Subsidiaries nor any Company ERISA Affiliate has, at any time during the last six (6) years, contributed to or been obligated to contribute to any plan that is a “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA or to which Code Section 413(c) applies (a “Multiple Employer Plan”), and none of Company and its Subsidiaries nor any Company ERISA Affiliate has incurred any liability to a Multiemployer Plan or Multiple Employer Plan as a result of a complete or partial withdrawal (as those terms are defined in Part I of Subtitle E of Title IV of ERISA) from a Multiemployer Plan or Multiple Employer Plan. None of the Company and its Subsidiaries have any current or, to the knowledge of Company, contingent liability with respect to a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA.
(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries sponsors, has sponsored or has any obligation with respect to any employee benefit plan that provides for any post-employment or post-retirement health or medical or life insurance benefits for retired, former or current employees or beneficiaries or dependents thereof, except as required by Section 4980B of the Code. No trust funding any Company Benefit Plan is intended to meet the requirements of Section 501(c)(9) of the Code.
(i) All contributions required to be made to any Company Benefit Plan by applicable law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, for any period through the date hereof, have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been fully reflected on the books and records of Company.
(j) There are no pending or, to the knowledge of Company, threatened claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted or instituted, and, to Company's knowledge, no set of circumstances exists that may reasonably be expected to give rise to a claim or lawsuit, against the Company Benefit Plans, any fiduciaries thereof with respect to the discharge of their fiduciary duties to the Company Benefit Plans, or the assets of any of the trusts under any of the Company Benefit Plans that could reasonably be expected to result in any material liability of Company or any of its Subsidiaries to the PBGC, the IRS, the Department of Labor, any Multiemployer Plan, a Multiple Employer Plan, any participant in a Company Benefit Plan, or any other party. There are no administrative investigations, audits or other administrative proceedings by the Department of Labor, the PBGC, the IRS or other governmental agencies pertaining to the Company pending or in progress, nor, to Company's knowledge, are any such investigations, audits or proceedings threatened (including, without limitation, any routine requests for information from the PBGC) against Company and its Subsidiaries. No written or oral communication has been received from the PBGC in respect of any Company Benefit Plan subject to Title IV of ERISA concerning the funded status of any such plan or any transfer of assets and liabilities from any such plan in connection with the transactions contemplated herein.
(k) None of Company and its Subsidiaries nor, to the knowledge of Company, any Company ERISA Affiliate or fiduciary of a Company Benefit Plan, has engaged in any non-exempt “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), which could subject any of the Company Benefit Plans or their related trusts, Company (whether directly or through an indemnification obligation), any of its Subsidiaries, or any Company ERISA Affiliate to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.
(l) Except as set forth on Section 3.11(I) of the Company Disclosure Schedule and the acceleration of vesting of Company Restricted Stock Awards under Section 1.8(b) of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (either alone or in conjunction with any other event) (i) entitle any employee, director or independent contractor to any payment or benefit, including any bonus, retention, severance, retirement or job security payment or benefit, (ii) result in or cause the vesting, exercisability or delivery of, or increase the amount or value of, or accelerate the time of payment or vesting of, or trigger any payment or funding (through a grantor trust or otherwise) of, compensation or benefits under, or trigger any other material obligation under, any Company Benefit Plan, or (iii) result in any limitation on the right of Company or any of its Subsidiaries to amend, merge, terminate or receive a reversion of assets from any Company Benefit Plan or related trust.

Except as set forth on Section 3.11(l) of the Company Disclosure Schedule, no amount paid or payable (whether in cash, in property, or in the form of benefits) by Company or any of its Subsidiaries in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) will be an “excess parachute payment” within the meaning of Section 280G of the Code. Neither Company nor any of its Subsidiaries maintains or contributes to a rabbi trust or similar funding vehicle, and the transactions contemplated by this Agreement will not cause or require Company or any of its affiliates to establish or make any contribution to a rabbi trust or similar funding vehicle.
(m) No Company Benefit Plan provides for the payment, gross-up or reimbursement of any Taxes imposed by application of Sections 409A or 4999 of the Code. Company has made available to Purchaser true, correct and complete copies of Code Section 280G calculations (whether or not final) with respect to any disqualified individual in connection with the transactions contemplated hereby.
(n) There are no pending or, to Company's knowledge, threatened material labor grievances or material unfair labor practice claims or charges against Company or any of its Subsidiaries, or any strikes, work stoppages, lockouts, slowdowns or other material labor disputes against Company or any of its Subsidiaries. Neither Company nor any of its Subsidiaries are party to or bound by any collective bargaining or similar agreement with any labor organization, or work rules or practices agreed to with any labor organization or employee association applicable to employees of Company or any of its Subsidiaries and, to the knowledge of Company, there are no organizing efforts by any union or other group seeking to represent any employees of Company or any of its Subsidiaries.
(o) Company and its Subsidiaries are in compliance in all material respects with, and since December 31, 2018 have complied in all material respects with, all laws regarding employment and employment practices, terms and conditions of employment, wages and hours, paid sick leave, classification of employees and independent contractors, equitable pay practices, labor relations, equal employment opportunity, sexual or racial harassment or discrimination, workers' compensation, retaliation, immigration, family and medical leave, occupational safety and health and layoffs.
(p) (i) Each individual that renders services to Company or any of its Subsidiaries who is classified as (A) an independent contractor or other non-employee status or (B) an exempt or non-exempt employee, is properly so classified for all purposes, and (ii) Company and each of its Subsidiaries have paid or properly accrued in the ordinary course of business all wages and compensation due to employees of Company and its Subsidiaries, including all overtime pay, vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses.
(q) No executive officer of Company or any of its Subsidiaries is, or is now expected to be, in violation of any material term of any employment contract, confidentiality, disclosure or proprietary information agreement, non-competition agreement or any other agreement or any restrictive covenant, and the continued employment of each such executive officer does not subject Company or any of its Subsidiaries to any liability with respect to any of the foregoing matters.
(r) (i) No written allegations of sexual or racial harassment or sexual or race-based misconduct have been made to the Company since December 31, 2018 against any Company Insiders, (ii) since December 31, 2018, neither Company nor any of its Subsidiaries has entered into any settlement agreement related to allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders, and (iii) there are no proceedings currently pending or, to the knowledge of Company, threatened related to any allegations of sexual or racial harassment or sexual or race-based misconduct by any Company Insiders.
3.12 Compliance with Applicable Law. Company and each of its Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company, and to the knowledge of Company no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Since January 1,

2019, Company and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Company or any of its Subsidiaries, including all laws relating to the privacy and security of data or information in the custody or control of Company that constitutes personal data or personal information under applicable law (“Company Personal Data”), the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans. Company Bank has a Community Reinvestment Act rating of “satisfactory” or better. Without limitation, none of Company, or its Subsidiaries, or to the knowledge of Company, any director, officer, employee, agent or other person acting on behalf of Company or any of its Subsidiaries has, directly or indirectly, (i) used any funds of Company or any of its Subsidiaries for unlawful contributions, unlawful gifts, unlawful entertainment or other expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic governmental officials or employees or to foreign or domestic political parties or campaigns from funds of Company or any of its Subsidiaries, (iii) violated any provision that would result in the violation of the Foreign Corrupt Practices Act of 1977, as amended, or any similar law, (iv) established or maintained any unlawful fund of monies or other assets of Company or any of its Subsidiaries, (v) made any fraudulent entry on the books or records of Company or any of its Subsidiaries, or (vi) made any unlawful bribe, unlawful rebate, unlawful payoff, unlawful influence payment, unlawful kickback or other unlawful payment to any person, private or public, regardless of form, whether in money, property or services, to obtain favorable treatment in securing business to obtain special concessions for Company or any of its Subsidiaries, to pay for favorable treatment for business secured or to pay for special concessions already obtained for Company or any of its Subsidiaries, or is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department. Company maintains a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Company Personal Data against any (i) loss or misuse of Company Personal Data, (ii) unauthorized or unlawful operations performed upon Company Personal Data or (iii) other act or omission that compromises the security or confidentiality of Company Personal Data (clauses (i) through (iii), a “Company Security Breach”). To the knowledge of Company, Company has not experienced any Company Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. To the knowledge of Company, there are no data security or other technological vulnerabilities with respect to Company's information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Company. The Company and its Subsidiaries are, and since January 1, 2019 have been, conducting operations at all times in compliance in all material respects with applicable financial recordkeeping and reporting requirements of all money laundering laws administered or enforced by any Governmental Entity in jurisdictions where the Company and its Subsidiaries conduct business. The Company and its Subsidiaries have established and maintain a system of internal controls designed to ensure compliance by the Company and its Subsidiaries in all material respects with applicable financial recordkeeping and reporting requirements of the money laundering laws. Except as would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company: (i) Company Bank has complied in all material respects with all requirements of the Coronavirus Aid, Relief, and Economic Security (CARES) Act and the Paycheck Protection Program, including applicable guidance, in connection with its participation in the Paycheck Protection Program; (ii) Company and each of its Subsidiaries have properly administered all accounts for which it acts as a fiduciary, including accounts for which it serves as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable state, federal and foreign law; and (iii) none of Company, any of its Subsidiaries, or any of its or its Subsidiaries' directors, officers or employees, has committed any breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account are true, correct and complete and accurately reflect the assets and results of such fiduciary account.

3.13 Certain Contracts.
(a) Except as set forth in Section 3.13(a) of the Company Disclosure Schedule, as of the date hereof, neither Company nor any of its Subsidiaries is a party to or bound by any contract, arrangement, commitment or understanding (whether written or oral) (i) with respect to the employment of any directors, officers or employees, other than in the ordinary course of business consistent with past practice, (ii) which, upon the execution or delivery of this Agreement, shareholder approval of this Agreement or the consummation of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional acts or events) result in any payment (whether of severance pay or otherwise) becoming due from Purchaser, Company, the Surviving Corporation, or any of their respective Subsidiaries to any officer or employee thereof, (iii) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (iv) which restricts Company's ability to compete or contains a client or customer non-solicit requirement or any other provision, in each case, that materially restricts the conduct of any line of business by Company or any of its affiliates or upon consummation of the Merger will materially restrict the ability of the Surviving Corporation or any of its affiliates to engage in any line of business, (v) with or to a labor union or guild (including any collective bargaining agreement), (vi) any of the benefits of which contract, arrangement, commitment or understanding (not including any stock option plan, stock appreciation rights plan, restricted stock plan, performance share unit plan, stock purchase plan, and related agreements, all of which are listed on Section 3.2(a) of the Company Disclosure Schedule) will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of the execution and delivery of this Agreement, shareholder approval of this Agreement or the consummation of any of the transactions contemplated by this Agreement, or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement, (vii) that relates to the incurrence of indebtedness by Company or any of its Subsidiaries and not loans or leases made by the Company or its Subsidiaries as a lender (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase, in each case incurred in the ordinary course of business consistent with past practice) in the principal amount of $500,000 or more including any sale and leaseback transactions, capitalized leases and other similar financing transactions, (viii) that grants any right of first refusal, right of first offer or similar right with respect to any material assets, rights or properties of Company or its Subsidiaries or (ix) that is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $250,000 per annum (other than any such contracts which are terminable by Company or any of its Subsidiaries on sixty (60) calendar days or less notice without any required payment or other conditions, other than the condition of notice). Each contract, arrangement, commitment or understanding of the type described in this Section 3.13(a), whether or not set forth in the Company Disclosure Schedule, is referred to herein as a “Company Contract,” and neither Company nor any of its Subsidiaries knows of, or has received notice of, any violation of the above by any of the other parties thereto which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company.
(b) Each Company Contract is valid and binding on Company or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. Company and each of its Subsidiaries has performed all obligations required to be performed by it to date under each Company Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. To Company's knowledge each third-party counterparty to each Company Contract has performed all obligations required to be performed by it to date under such Company Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Company or any of its Subsidiaries under any such Company Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Company. No third-party counterparty to any Company Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Company Contract as a result of the Pandemic or the Pandemic Measures.
3.14 Agreements with Regulatory Agencies. Neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Company Disclosure Schedule, a “Company Regulatory Agreement”), nor has Company or any of its Subsidiaries been advised since January 1, 2019, by any Regulatory Agency or other Governmental Entity of any potential action that could restrict the business of Company or any of its Subsidiaries in any material respect.
3.15 Risk Management Instruments. All interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of Company, any of its Subsidiaries or for the account of a customer of Company or one of its Subsidiaries, were entered into in the ordinary course of business consistent with past practice and in accordance with prudent business practices and applicable rules, regulations and policies of any Regulatory Agency and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of Company or one of its Subsidiaries enforceable in accordance with their terms (except as may be limited by the Enforceability Exceptions), and are in full force and effect. The financial position of the Company and its Subsidiaries on a consolidated basis under any such derivative transaction has been reflected in the books and records of the Company and its Subsidiaries in accordance with GAAP consistently applied. Company and each of its Subsidiaries have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to Company's knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.
3.16 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Company, Company and its Subsidiaries are in material compliance, and have complied, with any federal, state or local law, regulation, order, decree, permit, authorization, common law or agency requirement relating to: (i) the protection or restoration of the environment, health and safety as it relates to hazardous substance exposure or natural resource damages, (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any hazardous substance, or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to persons or property from exposure to any hazardous substance (collectively, “Environmental Laws”). There are no legal, administrative, arbitral or other proceedings, claims or actions, or any private environmental investigations or remediation activities or governmental investigations of any nature seeking to impose, or that could reasonably be expected to result in the imposition, on Company or any of its Subsidiaries of any liability or obligation arising under any Environmental Law, pending or, to the Knowledge of Company, threatened against Company, which liability or obligation would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. To the knowledge of Company, there is no reasonable basis for any such proceeding, claim, action or governmental investigation that would impose any liability or obligation that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. Company is not subject to any agreement, order, judgment, decree, letter agreement or memorandum of agreement by or with any court, governmental authority, regulatory agency or third party imposing any liability or obligation with respect to the foregoing that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Company. The representations and warranties in this Section 3.16 constitute Company's sole representations and warranties regarding Company's and its Subsidiaries' and the properties' compliance with Environmental Laws, or the existence or absence of any condition violating Environmental Laws.
3.17 Investment Securities and Commodities.
(a) Each of Company and its Subsidiaries has good title to all securities and commodities owned by it (except those sold under repurchase agreements), free and clear of any Lien, except to the extent such securities or commodities are pledged in the ordinary course of business to secure obligations of Company or its Subsidiaries. Such securities and commodities are valued on the books of Company in accordance with GAAP consistently applied.
(b) Company and its Subsidiaries and their respective businesses employ investment, securities, commodities, risk management and other policies, practices and procedures that Company believes are prudent and reasonable in the context of such businesses, and the Company and its Subsidiaries have, since January 1, 2019, been in compliance with such policies, practices and procedures in all material respects. Prior to the date of this Agreement, Company has made available to Purchaser the material terms of such policies, practices and procedures.
3.18 Real Property; Leases. Section 3.18 of the Company Disclosure Schedule lists and identifies all real property owned by Company or a Company Subsidiary as of the date hereof (the “Company Owned Properties”), and Company (or the applicable Company Subsidiary) has good, valid and indefeasible title to such Company Owned Properties, free and clear of all material Liens, except statutory Liens securing payments not yet due, Liens for real property Taxes not yet due and payable, easements, rights of way, and other similar encumbrances that do not materially affect the marketability, value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties and such imperfections or irregularities of title or Liens as do not materially affect the marketability, value or use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”). Section 3.18 of the Company Disclosure Schedule lists and identifies all leases under which the Company or a Company Subsidiary holds a leasehold estate as lessee as of the date hereof (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Property”), and Company or the applicable Company Subsidiary is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by the lessee or, to Company's knowledge, the lessor, and such leasehold estate is free and clear of all Liens except for Permitted Encumbrances. There are no pending or, to the knowledge of Company, threatened condemnation proceedings against the Company Real Property. Except as set forth in Section 3.18 of the Company Disclosure Schedule, Company has not entered into any leases as a lessor, nor granted any other party a license, sublease or right of occupancy, with respect to any Company Real Property.
3.19 Intellectual Property. Company and each of its Subsidiaries owns, or is licensed to use (in each case, free and clear of any material Liens), all Intellectual Property necessary for the conduct of its business as currently conducted. Except as would not reasonably be expected to have a Material Adverse Effect on Company: (i) (A) the use of any Intellectual Property by Company and its Subsidiaries does not infringe, misappropriate or otherwise violate the rights of any person and is in accordance with any applicable license pursuant to which Company or any Company Subsidiary acquired the right to use any Intellectual Property, and (B) no person has asserted to Company that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of such person, (ii) no person is challenging, infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by and/or licensed to Company or its Subsidiaries, and (iii) neither Company nor any Company Subsidiary has received any notice of any pending claim with respect to any Intellectual Property owned by Company or any Company Subsidiary, and Company and its Subsidiaries have taken commercially reasonable actions to avoid the abandonment, cancellation or unenforceability of all Intellectual Property owned or licensed, respectively, by Company and its Subsidiaries. For purposes of this Agreement, “Intellectual Property” means trademarks, service marks, brand names, internet domain names, logos, symbols, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), all improvements thereto, and any renewals, extensions or reissues thereof, in any jurisdiction; nonpublic information, trade secrets and know-how, including processes, technologies, protocols, formulae, prototypes and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not and whether in published or unpublished works, in any jurisdiction; and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.
3.20 Related Party Transactions. Except (a) as set forth in Section 3.20 of the Company Disclosure Schedule or (b) Loans that are subject to and that were made and continue to be in compliance with Regulation O, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current director or “executive officer” (as defined in Rule 3b-7 under the

Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of Company or any of its Subsidiaries or any person who beneficially owns (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) 5% or more of the outstanding Company Common Stock (or any of such person's immediate family members or affiliates) (other than Subsidiaries of Company) on the other hand.
3.21 State Takeover Laws. No “moratorium,” “fair price,” “business combination,” “control share acquisition,” “interested shareholder”, “affiliate transactions”, or similar provision of any state anti-takeover law (any such laws, “Takeover Statutes”) is applicable to this Agreement, the Merger, the Bank Merger or any of the other transactions contemplated by this Agreement under the NCBCA or federal law.
3.22 Reorganization. Company has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
3.23 Opinion. Prior to the execution of this Agreement, the board of directors of Company has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Raymond James to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair from a financial point of view to the holders of Company Common Stock. Such opinion has not been amended or rescinded as of the date of this Agreement.
3.24 Company Information. The information relating to Company and its Subsidiaries which is provided by Company or its representatives for inclusion in (a) the Proxy Statement, (b) the S-4, (c) the documents and financial statements of the Company incorporated by reference in the Proxy Statement, the S-4 or any amendment or supplement thereto or (d) in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Purchaser or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.
3.25 Loan Portfolio.
(a) As of the date hereof, except as set forth in Section 3.25(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any written or oral (i) loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, guarantees and interest-bearing assets) (collectively, “Loans”) in which Company or any Subsidiary of Company is a creditor which as of June 30, 2022, had an outstanding balance of $250,000 or more and under the terms of which the obligor was, as of June 30, 2022, over ninety (90) days or more delinquent in payment of principal or interest, or (ii) Loans with any director or executive officer of the Company or any of its Subsidiaries, or to the knowledge of the Company, any affiliate of any of the foregoing (other than the Company and its Subsidiaries). Set forth in Section 3.25(a) of the Company Disclosure Schedule is a true, correct and complete list of (A) all of the Loans of Company and its Subsidiaries that, as of June 30, 2022, were classified by Company as “Other Loans Specially Mentioned,” “Special Mention,” “Substandard,” “Doubtful,” “Loss,” “Classified,” “Criticized,” “Credit Risk Assets,” “Concerned Loans,” “Watch List” or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the borrower thereunder, together with the aggregate principal amount of and accrued and unpaid interest on such Loans, by category of Loan (e.g., commercial, consumer, etc.), together with the aggregate principal amount of such Loans by category and (B) each asset of Company or any of its Subsidiaries that, as of June 30, 2022, is classified as “Other Real Estate Owned” and the book value thereof.
(b) Except as would not reasonably be expected to have a Material Adverse Effect on Company, each Loan of Company and its Subsidiaries (i) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be, (ii) to the extent carried on the books and records of Company and its Subsidiaries as secured Loans, has been secured by valid charges, mortgages, pledges, security interests, restrictions, claims, liens or encumbrances, as applicable, which have been perfected and (iii) is the legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms, subject to the Enforceability Exceptions.

(c) Except as would not reasonably be expected to have a Material Adverse Effect on Company, each outstanding Loan of Company and its Subsidiaries (including Loans held for resale to investors) was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained, in all material respects in accordance with the relevant notes or other credit or security documents, the written underwriting standards of Company and its Subsidiaries (and, in the case of Loans held for resale to investors, the underwriting standards, if any, of the applicable investors) and with all applicable federal, state and local laws, regulations and rules.
(d) Except as set forth in Section 3.25(d) of the Company Disclosure Schedule, none of the agreements pursuant to which Company or any of its Subsidiaries has sold Loans or pools of Loans or participations in Loans or pools of Loans contains any obligation to repurchase such Loans or interests therein solely on account of a payment default by the obligor on any such Loan.
(e) There are no outstanding Loans made by Company or any of its Subsidiaries to any “executive officer” or other “insider” (as each such term is defined in Regulation O promulgated by the Federal Reserve Board) of Company or its Subsidiaries, other than Loans that are subject to and that were made and continue to be in compliance with Regulation O or that are exempt therefrom.
(f) Neither Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2019, subject to any fine, suspension, settlement or other contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Entity or Regulatory Agency relating to the origination, sale or servicing of mortgage or consumer Loans.
(g) With respect to each Loan that is secured, whether in whole or in part, by a guaranty of the United States Small Business Administration or any other Governmental Entity, such guaranty is in full force and effect and not subject to any defense or offset, and will remain in full force and effect and not subject to any defense or offset following the Closing Date, in each case, without any further action by the Company or its Subsidiaries' subject to the Company fulfilling its obligations under the Small Business Administration Agreement that arise after the date hereof.
3.26 Insurance. Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect on Company, Company and its Subsidiaries are insured with reputable insurers against such risks and in such amounts as the management of Company reasonably has determined to be prudent and consistent with industry practice, and Company and its Subsidiaries are in compliance in all material respects with their insurance policies and are not in default under any of the terms thereof, each such policy is outstanding and in full force and effect and, except for policies insuring against potential liabilities of officers, directors and employees of Company and its Subsidiaries, Company or the relevant Subsidiary thereof is the sole beneficiary of such policies, and all premiums and other payments due under any such policy have been paid, and all claims thereunder have been filed in due and timely fashion.
3.27 Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Company, to the knowledge of Company, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Company and its Subsidiaries.
3.28 Marijuana Business. All services provided by Company or its Subsidiaries to Cannabis Businesses or related entities or customers has been conducted in accordance with all applicable laws and guidance, including but not limited to (a) the directives and guidance set forth in “BSA Expectations Regarding Marijuana-Related Businesses,” dated February 14, 2014 (FIN-2014-G001), issued by the Department of the Treasury Financial Crimes Enforcement Network (“FinCEN”), including but not limited to (i) completion of initial and ongoing diligence and monitoring of applicable businesses, (ii) the timely filing of all required suspicious activity reports (“SAR”) on marijuana-related business customers, including (1) “Marijuana Limited” SAR filings, (2) “Marijuana Priority” SAR filings and (3) “Marijuana Termination” SAR filings, as applicable, and (iii) currency transaction reports and FinCEN Form 8300 reports in connection with marijuana-related business customers and (b) the directives and guidance set forth in “Guidance Regarding Due Diligence Requirements under the Bank Secrecy Act for Hemp-Related Business Customers,” dated June 29, 2020, issued by FinCEN, including but not limited to (i) completion of initial and ongoing diligence and monitoring, (ii) the timely filing of suspicious activity reports when triggered by the guidance, and (iii) currency transaction reports in the same manner required for non-cannabis customers. Neither Company nor its Subsidiaries services any Marijuana

Business that, or any vendor to a Marijuana Business that, is not legal under, and operated in compliance with, applicable state laws; and neither the Company nor its Subsidiaries services any Hemp Business that, or any vendor to a Hemp Business that, is not legal under, and operated in compliance with, applicable laws, including the 2018 Farm Bill. Neither Company nor its Subsidiaries services any business that manufactures, processes, sells, or purchases Delta 8 Tetrahydrocannabinol products, nor any business that derives revenue from any business that manufactures, processes, sells, or purchases Delta 8 Tetrahydrocannabinol products. None of the Cannabis Businesses serviced by Company or its Subsidiaries has received a warning letter from the Federal Drug Administration. For purposes of this Agreement, “Marijuana Business” shall include businesses involved in the manufacture, processing, sale, or purchase of cannabis products, all or a portion of which may be schedule I controlled substances under the Controlled Substances Act; “Hemp Business” shall include businesses involved in the manufacture, processing, sale, or purchase of cannabis products, all of which are not controlled substances under the Controlled Substances Act; and “Cannabis Business” shall include Marijuana Business, Hemp Business, related entities, and vendors or suppliers to the same.
3.29 Reserved.
3.30 Mortgage Banking Business.
(a) Company and its Subsidiaries have complied with, and all documentation in connection with the origination, processing, underwriting and credit approval of any mortgage loan originated, purchased or serviced by Company and its Subsidiaries satisfied, in all material respects, (i) all applicable federal, state and local laws, rules and regulations with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, or filing of claims in connection with mortgage loans, including all laws relating to real estate settlement procedures, consumer credit protection, truth in lending laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, (ii) the responsibilities and obligations relating to mortgage loans set forth in any agreement between Company and its Subsidiaries and any Agency, Loan Investor or Insurer, (iii) the applicable rules, regulations, guidelines, handbooks and other requirements of any Agency, Loan Investor or Insurer and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each mortgage loan.
(b) No Agency, Loan Investor or Insurer has (i) claimed in writing that Company or its Subsidiaries has violated or has not complied with the applicable underwriting standards with respect to mortgage loans sold by Company or its Subsidiaries to a Loan Investor or Agency, or with respect to any sale of mortgage servicing rights to a Loan Investor, (ii) imposed in writing restrictions on the activities (including commitment authority) of Company or its Subsidiaries or (iii) indicated in writing to Company or its Subsidiaries that it has terminated or intends to terminate its relationship with Company or its Subsidiaries for poor performance, poor loan quality or concern with respect to Company's or its Subsidiaries' compliance with laws.
For purposes of this Section 3.30: (i) “Agency” means the Federal Housing Administration, the Federal Home Loan Mortgage Corporation, the Farmers Home Administration (now known as USDA Office of Rural Development), the Federal National Mortgage Association, the United States Department of Veterans' Affairs, the Rural Housing Service of the U.S. Department of Agriculture or any other federal or state agency with authority to (x) determine any investment, origination, lending or servicing requirements with regard to mortgage loans originated, purchased or serviced by Company or any of its Subsidiaries or (y) originate, purchase, or service mortgage loans, or otherwise promote mortgage lending, including state and local housing finance authorities; (ii) “Loan Investor” means any person (including an Agency) having a beneficial interest in any mortgage loan originated, purchased or serviced by Company or any of its Subsidiaries or a security backed by or representing an interest in any such mortgage loan; and (iii) “Insurer” means a person who insures or guarantees for the benefit of the mortgagee all or any portion of the risk of loss upon borrower default on any of the mortgage loans originated, purchased or serviced by Company or any of its Subsidiaries, including the Federal Housing Administration, the United States Department of Veterans' Affairs, the Rural Housing Service of the U.S. Department of Agriculture and any private mortgage insurer, and providers of hazard, title or other insurance with respect to such mortgage loans or the related collateral.

3.31 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Company in this Article III, neither Company nor any other person makes any express or implied representation or warranty with respect to Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or the transactions contemplated hereby, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Company nor any other person makes or has made any representation or warranty to Purchaser or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Company, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Company in this Article III, any oral or written information presented to Purchaser or any of its affiliates or representatives in the course of their due diligence investigation of Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Company acknowledges and agrees that neither Purchaser nor any other person has made or is making any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or the transactions contemplated hereby, other than those contained in Article IV.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER
Except (i) as disclosed in the disclosure schedule delivered by Purchaser to Company concurrently herewith (the “Purchaser Disclosure Schedule”); provided, that (a) no such item is required to be set forth as an exception to a representation or warranty if its absence would not result in the related representation or warranty being deemed untrue or incorrect, (b) the mere inclusion of an item in the Purchaser Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by Purchaser that such item represents a material exception or fact, event or circumstance or that such item is reasonably likely to result in a Material Adverse Effect, and (c) any disclosures made with respect to a section of Article IV shall be deemed to qualify (1) any other section of Article IV specifically referenced or cross-referenced and (2) other sections of Article IV to the extent it is reasonably apparent on its face (notwithstanding the absence of a specific cross reference) from a reading of the disclosure that such disclosure applies to such other sections or (ii) as disclosed in any Purchaser Reports filed by Purchaser prior to the date hereof (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), Purchaser hereby represents and warrants to Company as follows:
4.1 Corporate Organization.
(a) Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia and is a financial holding company duly registered under the BHC Act. Purchaser has all requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business, and, where such concept is recognized under applicable law, is in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser. True and complete copies of the Purchaser Articles and Purchaser Bylaws, as in effect as of the date of this Agreement, have previously been made available by Purchaser to Company.
(b) Each Subsidiary of Purchaser (a “Purchaser Subsidiary”) (i) is duly organized and validly existing under the laws of its jurisdiction of organization, (ii) is duly licensed or qualified to do business and, where such concept is recognized under applicable law, in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or in good standing would not, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser and (iii) has all requisite corporate power and authority to own or lease its properties and assets and to carry on its business as now conducted. There are no restrictions on the ability of any Subsidiary of Purchaser to pay dividends or distributions except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of Purchaser that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. Section 4.1(b) of the Purchaser Disclosure Schedule sets forth a true and complete list of all Subsidiaries of Purchaser as of the date hereof.
4.2 Capitalization.
(a) The authorized capital stock of Purchaser consists of 20,000,000 shares of Purchaser Common Stock, $1.00 par value, 20,000,000 shares of Class A common stock, $1.00 par value, and 20,000 shares of preferred stock, $1,000.00 par value, of which no shares of Class A common stock and no shares of preferred stock are issued or outstanding. As of the date of this Agreement, there are (i) 13,077,044 shares of Purchaser Common Stock issued and 12,229,028 shares of Purchaser Common Stock outstanding, including 150,708 shares of Purchaser Common Stock granted in respect of outstanding awards of Purchaser restricted shares under a Purchaser Stock Plan (as defined below) (a “Purchaser Restricted Stock Award”), and excluding 166,212 shares of Purchaser Common Stock that may become outstanding if the performance conditions under which such shares were granted are subsequently achieved, (ii) 848,016 shares of Purchaser Common Stock held in treasury, (iii) 1,029,946 shares of Purchaser Common Stock reserved for issuance upon the exercise of outstanding stock options to purchase shares of Purchaser Common Stock granted under a Purchaser Stock Plan (“Purchaser Stock Options” and, together with the Purchaser Restricted Stock Awards, the “Purchaser Equity Awards”), (iv) 954,868 shares of Purchaser Common Stock reserved for issuance pursuant to future grants under the Purchaser Stock Plans, and (v) no other shares of capital stock or other voting securities of Purchaser issued, reserved for issuance or outstanding. As used herein, the “Purchaser Stock Plans” shall mean all employee and director equity incentive plans of Purchaser in effect as of the date of this Agreement and agreements for equity awards in respect of Purchaser Common Stock granted by Purchaser under the inducement grant exception. All of the issued and outstanding shares of Purchaser Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. There are no bonds, debentures, notes or other indebtedness that have the right to vote on any matters on which shareholders of Purchaser may vote. Except as set forth in Section 4.2(a) of the Purchaser Disclosure Schedule, no trust preferred or subordinated debt securities of Purchaser are issued or outstanding. Other than Purchaser Equity Awards issued prior to the date of this Agreement, as of the date of this Agreement there are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements obligating Purchaser to issue, transfer, sell, purchase, redeem or otherwise acquire, any such securities. There are no voting trusts, shareholder agreements, proxies or other agreements in effect with respect to the voting or transfer of the Purchaser Common Stock or other equity interests of Purchaser, other than the Voting Agreements. Other than the Purchaser Equity Awards, no equity-based awards (including any cash awards where the amount of payment is determined in whole or in part based on the price of any capital stock of Purchaser or any of its Subsidiaries) are outstanding.
(b) Except as set forth in Section 4.2(b) of the Purchaser Disclosure Schedule, Purchaser owns, directly or indirectly, all of the issued and outstanding shares of capital stock or other equity ownership interests of each of the Purchaser Subsidiaries, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable (except, with respect to bank Subsidiaries, as provided under 12 U.S.C. § 55 or any comparable provision of applicable state law) and free of preemptive rights, with no personal liability attaching to the ownership thereof. No Purchaser Subsidiary has or is bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.3 Authority; No Violation.
(a) Purchaser has full corporate power and authority to execute and deliver this Agreement and, subject to the shareholder and other actions described below, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Merger have been duly and validly approved by the Board of Directors of Purchaser. The Board of Directors of Purchaser has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Purchaser and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Purchaser's shareholders for approval at a meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the approval of this Agreement by the affirmative vote of the holders of a majority of the outstanding shares of Purchaser Common Stock that are entitled to vote (the “Requisite Purchaser Vote”), no other corporate proceedings on the part of Purchaser are necessary to approve this Agreement or to consummate the transactions contemplated hereby except, with respect to the Bank Merger, approval of the Bank Merger Agreement by Purchaser as sole shareholder of Purchaser Bank, to the extent the Bank Merger occurs under Section 1.12 hereof. This Agreement has been duly and validly executed and delivered by Purchaser and (assuming due authorization, execution and delivery by Company) constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms (except in all cases as such enforceability may be limited by the Enforceability Exceptions). The shares of Purchaser Common Stock to be issued in the Merger have been validly authorized when issued, will be validly issued, fully paid and nonassessable, and no current or past shareholder of Purchaser will have any preemptive right or similar rights in respect thereof.
(b) Neither the execution and delivery of this Agreement by Purchaser, nor the consummation by Purchaser of the transactions contemplated hereby, including the Bank Merger, nor compliance by Purchaser with any of the terms or provisions hereof, will (i) violate any provision of the Purchaser Articles or the Purchaser Bylaws, or (ii) assuming that the consents, approvals and filings referred to in Section 3.4 and Section 4.4 are duly obtained, (x) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Purchaser, any of its Subsidiaries or any of their respective properties or assets or (y) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Purchaser or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other instrument or obligation to which Purchaser or any of its Subsidiaries is a party, or by which they or any of their respective properties or assets may be bound, except (in the case of clause (y) above) for such violations, conflicts, breaches or defaults which either individually or in the aggregate would not reasonably be expected to have a Material Adverse Effect on Purchaser.
4.4 Consents and Approvals. Except for (i) the filing of applications, filings and notices, as applicable, with NASDAQ, (ii) the filing of applications, filings, waiver requests and notices, as applicable, with the Federal Reserve Board under the BHC Act and WVDFI and approval of such applications, filings and notices or issuance of such waivers, (iii) the filing of applications, filings and notices, as applicable, with the FDIC, the WVDFI and the IDFPR in connection with the Bank Merger, including under the Bank Merger Act, and approval of such applications, filings and notices, (iv) the filing of any required applications, filings or notices with any state banking authorities listed on Section 3.4 of the Company Disclosure Schedule or Section 4.4 of the Purchaser Disclosure Schedule and approval of such applications, filings and notices, (v) the filing with the SEC of the Proxy Statement and the S-4 in which the Proxy Statement will be included as a prospectus, and declaration of effectiveness of the S-4, (vi) the filing of the articles of merger with the North Carolina SOS pursuant to the NCBCA and the articles of merger with the West Virginia SOS pursuant to the WVBCA and the filing of the Bank Merger Certificates, and (vii) such filings and approvals as are required to be made or obtained under the securities or “Blue Sky” laws of various states in connection with the issuance of the shares of Purchaser Common Stock pursuant to this Agreement and the approval of the listing of such Purchaser Common Stock on NASDAQ, no consents or approvals of or filings or registrations with any Governmental Entity are necessary in connection with (A) the execution and delivery by Purchaser of this Agreement or (B) the consummation by

Purchaser of the Merger and the other transactions contemplated hereby (including the Bank Merger, to the extent it is consummated). As of the date hereof, Purchaser is not aware of any reason why the necessary regulatory approvals and consents will not be received in order to permit consummation of the Merger and Bank Merger on a timely basis.
4.5 Reports. Purchaser and each of its Subsidiaries have timely filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file since January 1, 2019 with any Regulatory Agencies, including, without limitation, any report, registration or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Except as set forth on Section 4.5 of the Purchaser Disclosure Schedule and for normal examinations conducted by a Regulatory Agency in the ordinary course of business of Purchaser and its Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the knowledge of Purchaser, investigation into the business or operations of Purchaser or any of its Subsidiaries since January 1, 2019, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of Purchaser or any of its Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Purchaser or any of its Subsidiaries since January 1, 2019, in each case, which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.
4.6 Financial Statements.
(a) The financial statements of Purchaser and its Subsidiaries included (or incorporated by reference) in the Purchaser Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Purchaser and its Subsidiaries, (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders' equity and consolidated financial position of Purchaser and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to year-end audit adjustments normal in nature and amount), (iii) complied, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto, and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Purchaser and its Subsidiaries have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. FORVIS, LLP has not resigned (or informed Purchaser that it intends to resign) or been dismissed as independent public accountants of Purchaser as a result of or in connection with any disagreements with Purchaser on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.
(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser, neither Purchaser nor any of its Subsidiaries has any liability of any nature whatsoever (whether absolute, accrued, contingent or otherwise and whether due or to become due), except for those liabilities that are reflected or reserved against on the consolidated balance sheet of Purchaser included in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2022 (including any notes thereto) and for liabilities incurred in the ordinary course of business consistent with past practice since June 30, 2022, or in connection with this Agreement and the transactions contemplated hereby.
(c) The records, systems, controls, data and information of Purchaser and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Purchaser or its Subsidiaries or accountants (including all means of access thereto and therefrom), except for any non-exclusive ownership and non-direct control that would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser (x) has implemented and maintains disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) to ensure that material information relating to Purchaser, including its Subsidiaries, is made known to the chief executive officer and the chief financial officer of Purchaser by others within those entities as appropriate to allow timely decisions regarding required disclosures and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act, and (y) has disclosed, based on its most recent evaluation prior to the date hereof, to Purchaser's outside auditors and the audit committee of Purchaser's Board of Directors (i) any significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) which are reasonably likely to adversely affect Purchaser's ability to record, process, summarize and report financial information, and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Purchaser's internal controls over financial reporting. These disclosures were made in writing by management to Purchaser's auditors and audit committee and a copy has previously been made available to Company. There is no reason to believe that Purchaser's outside auditors and its chief executive officer and chief financial officer will not be able to give the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification, when next due.
(d) Since January 1, 2019, (i) neither Purchaser nor any of its Subsidiaries, nor, to the knowledge of Purchaser, any director, officer, auditor, accountant or representative of Purchaser or any of its Subsidiaries, has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Purchaser or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that Purchaser or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (ii) no attorney representing Purchaser or any of its Subsidiaries, whether or not employed by Purchaser or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by Purchaser or any of its officers, directors, employees or agents to the Board of Directors of Purchaser or any committee thereof or to the knowledge of Purchaser, to any director or officer of Purchaser.
4.7 Broker's Fees. With the exception of the engagement of Stephens Inc., neither Purchaser nor any Purchaser Subsidiary nor any of their respective officers or directors has employed any broker, finder or financial advisor or incurred any liability for any broker's fees, commissions or finder's fees in connection with the Merger or related transactions contemplated by this Agreement.
4.8 Absence of Certain Changes or Events. Since December 31, 2021, no event or events have occurred that have had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on Purchaser.
4.9 Legal Proceedings.
(a) Except as would not reasonably be expected to result in a Material Adverse Effect on Purchaser, neither Purchaser nor any of its Subsidiaries is a party to any, and there are no pending or, to Purchaser's knowledge, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against Purchaser or any of its Subsidiaries or any of their current or former directors or executive officers or challenging the validity or propriety of the transactions contemplated by this Agreement.
(b) There is no injunction, order, judgment, decree, or regulatory restriction imposed upon Purchaser, any of its Subsidiaries or the assets of Purchaser or any of its Subsidiaries (or that, upon consummation of the Merger, would apply to the Surviving Corporation or any of its affiliates) that would reasonably be expected to be material to Purchaser and its Subsidiaries, taken as a whole.
4.10 Taxes and Tax Returns. Each of Purchaser and its Subsidiaries has duly and timely filed (including all applicable extensions) all material Tax Returns in all jurisdictions in which Tax Returns are required to be filed by it, and all such Tax Returns are true, correct, and complete in all material respects. Neither Purchaser nor any of its Subsidiaries is the beneficiary of any extension of time within which to file any material Tax Return (other than extensions to file Tax Returns obtained in the ordinary course of business). All material Taxes of Purchaser and its Subsidiaries (whether or not shown on any Tax Returns) that are due have been fully and timely paid. Each of Purchaser and its Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, creditor, shareholder, independent contractor or other third party. Neither Purchaser nor any of its Subsidiaries has granted any extension or waiver of the limitation period applicable to any material Tax that remains in effect. Except as set forth on Section 4.10(a) of the Purchaser Disclosure Schedule, the federal income Tax Returns of Purchaser and its Subsidiaries for all years to and including 2021 have been examined by the IRS or are Tax Returns with respect to which the applicable period for assessment under applicable law, after giving effect to extensions or waivers, has expired. Neither Purchaser nor any of its Subsidiaries has received written notice of assessment or proposed assessment in connection with any material amount of Taxes, and there are no threatened in writing or pending disputes, claims, audits, examinations or other proceedings regarding any material Tax of Purchaser and its Subsidiaries or the assets of Purchaser and its Subsidiaries. Purchaser has made available to Company true and complete copies of any private letter ruling requests, closing agreements or gain recognition agreements with respect to Taxes requested or executed in the last six (6) years. Neither Purchaser nor any of its Subsidiaries is a party to or is bound by any Tax sharing, allocation or indemnification agreement or arrangement (other than such an agreement or arrangement exclusively between or among Purchaser and its Subsidiaries). Neither Purchaser nor any of its Subsidiaries (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was Purchaser) or (ii) has any liability for the Taxes of any person (other than Purchaser or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise. Neither Purchaser nor any of its Subsidiaries has been, within the past two (2) years or otherwise as part of a “plan (or series of related transactions)” within the meaning of Section 355(e) of the Code of which the Merger is also a part, a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of stock intending to qualify for tax-free treatment under Section 355 of the Code. Neither Purchaser nor any of its Subsidiaries has participated in a “reportable transaction” within the meaning of Treasury Regulations section 1.6011-4(b)(1). At no time during the past five (5) years has Purchaser been a United States “real property holding corporation” within the meaning of Section 897(c)(2) of the Code.
4.11 SEC Reports. No communication mailed by Purchaser to its shareholders since January 1, 2019 and prior to the date hereof nor any final registration statement, prospectus, report, schedule or definitive proxy statement filed with or furnished to the SEC since January 1, 2019 by Purchaser pursuant to the Securities Act of 1933, as amended (the “Securities Act”) or the Exchange Act (the “Purchaser Reports”) as of the date thereof (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. Since January 1, 2019, as of their respective dates, all Purchaser Reports filed under the Securities Act and the Exchange Act complied in all material respects with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Purchaser has failed in any respect to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act. As of the date of this Agreement, there are no outstanding comments from or unresolved issues raised by the SEC with respect to any of the Purchaser Reports.
4.12 Compliance with Applicable Law. Purchaser and each of its Subsidiaries hold, and have at all times since January 1, 2019, held, all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to each (and have paid all fees and assessments due and payable in connection therewith), except where neither the cost of failure to hold nor the cost of obtaining and holding such license, franchise, permit or authorization (nor the failure to pay any fees or assessments) would, either individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser, and, to the knowledge of Purchaser, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened. Since January 1, 2019, Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any, applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to Purchaser or any of its Subsidiaries. Purchaser Bank has a CRA rating of “satisfactory” or better in its most recently completed exam. Since January 1, 2019, Purchaser and each of its Subsidiaries have complied in all material respects with and are not in material default or violation under any applicable law, statute, order, rule, regulation, policy and/or guideline of any Governmental Entity relating to

Purchaser or any of its Subsidiaries, including all laws relating to the privacy and security of data or information in the custody or control of the Purchaser or any of its Subsidiaries that constitutes personal data, personal information, or nonpublic personal information under applicable law or, without limiting the foregoing, relates to an identified or identifiable natural person (“Purchaser Personal Data”). Purchaser and its Subsidiaries maintain a written information privacy and security program that includes reasonable measures to protect the privacy, confidentiality and security of all Purchaser Personal Data against any (i) loss or misuse of Purchaser Personal Data, (ii) unauthorized or unlawful operations performed upon Purchaser Personal Data or (iii) other act or omission that compromises the security or confidentiality of Purchaser Personal Data (clauses (i) through (iii), a “Purchaser Security Breach”). To the knowledge of Purchaser, neither Purchaser nor any of its Subsidiaries have experienced any Purchaser Security Breach that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser. To the knowledge of Purchaser, there are no data security or other technological vulnerabilities with respect to Purchaser's or its Subsidiaries information technology systems or networks that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect on Purchaser.
4.13 Certain Contracts.
(a) Each contract, arrangement, commitment or understanding (whether written or oral) which is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) to which Purchaser or any of its Subsidiaries is a party or by which Purchaser or any of its Subsidiaries is bound as of the date hereof has been filed as an exhibit to the most recent Annual Report on Form 10-K filed by Purchaser, or a Quarterly Report on Form 10-Q or Current Report on Form 8-K subsequent thereto (each a “Purchaser Contract”).
(b) Each Purchaser Contract is valid and binding on Purchaser or one of its Subsidiaries, as applicable, and in full force and effect, except as, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. Purchaser and each of its Subsidiaries has in all material respects performed all obligations required to be performed by it to date under each Purchaser Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. To Purchaser's knowledge each third-party counterparty to each Purchaser Contract has in all material respects performed all obligations required to be performed by it to date under such Purchaser Contract, except where such noncompliance, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser, and no event or condition exists which constitutes or, after notice or lapse of time or both, will constitute, a material default on the part of Purchaser or any of its Subsidiaries under any such Purchaser Contract, except where such default, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Purchaser. No third-party counterparty to any Purchaser Contract has exercised or threatened in writing to exercise any force majeure (or similar) provision to excuse non-performance or performance delays in any Purchaser Contract as a result of the Pandemic or the Pandemic Measures.
4.14 Agreements with Regulatory Agencies. Neither Purchaser nor any of its Subsidiaries is subject to any cease-and-desist or other order or enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty by, or has been since January 1, 2019, a recipient of any supervisory letter from, or since January 1, 2019, has adopted any policies, procedures or board resolutions at the request or suggestion of any Regulatory Agency or other Governmental Entity that currently restricts in any material respect the conduct of its business or that in any material manner relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each, whether or not set forth in the Purchaser Disclosure Schedule, a “Purchaser Regulatory Agreement”), nor has Purchaser or any of its Subsidiaries been advised since January 1, 2019, by any Regulatory Agency or other Governmental Entity of any potential action that could restrict the business of Purchaser or any of its Subsidiaries in any material respect.
4.15 State Takeover Laws. The Board of Directors of Purchaser has approved this Agreement and the transactions contemplated hereby as required to render inapplicable to such agreements and transactions any Takeover Statutes.

4.16 Reorganization. Purchaser has not taken any action and is not aware of any fact or circumstance that could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.
4.17 Purchaser Information. The information relating to Purchaser and its Subsidiaries to be contained in the Proxy Statement and the S-4, and the information relating to Purchaser and its Subsidiaries that is provided by Purchaser or its representatives for inclusion in any other document filed with any other Regulatory Agency in connection herewith, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The Proxy Statement (except for such portions thereof that relate only to Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The S-4 (except for such portions thereof that relate only to Company or any of its Subsidiaries) will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder. Notwithstanding the foregoing, no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference therein based on information provided or supplied by or on behalf of the Company or its Subsidiaries for inclusion in the Proxy Statement or the S-4.
4.18 Information Security. Except as would not reasonably be likely, either individually or in the aggregate, to have a Material Adverse Effect on Purchaser, to the knowledge of Purchaser, since January 1, 2019, no third party has gained unauthorized access to any information technology networks controlled by and material to the operation of the business of Purchaser and its Subsidiaries.
4.19 Opinion. Prior to the execution of this Agreement, the board of directors of Purchaser has received an opinion (which, if initially rendered verbally, has been or will be confirmed by a written opinion, dated the same date) of Stephens Inc. to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, and limitations set forth therein, the Exchange Ratio is fair to Purchaser from a financial point of view. Such opinion has not been amended or rescinded as of the date of this Agreement.
4.20 Tax Matters. As of the date of this Agreement it is the present intention, and as of the day of the Effective Time it will be the present intention, of Purchaser to continue, either through the Surviving Corporation or through a member of the Surviving Corporation's “qualified group” within the meaning of Treasury Regulations Section 1.368-1(d)(4)(ii), at least one significant historic business line of Company, or to use at least a significant portion of Company's and Company Bank's historic business assets in a business, in each case within the meaning of Treasury Regulations Section 1.368-1(d). As of the date of this Agreement and as of the date of the Effective Time, neither Purchaser nor any “related person” (as defined in Treasury Regulations Section 1.368-1(e)(4)) to Purchaser has or will have any plan or intention to redeem or reacquire, either directly or indirectly, any of the Purchaser Common Stock issued to the holders of Company Common Stock in connection with the Merger. As of the date of this Agreement and as of the date of the Effective Time, Purchaser does not have and will not have any plan or intention to sell or otherwise dispose of any of the assets of Company or Company Bank acquired in the Merger (whether directly or indirectly), except for (a) dispositions made in the ordinary course of business, (b) transfers described in Section 368(a)(2)(C) of the Code or (c) transactions described and permitted in Treasury Regulations Section 1.368-2(k). Purchaser and Purchaser Bank have not taken or agreed to take (or failed to take or agree to take) any action, and do not know of any facts or circumstances, that would reasonably be expected to prevent the Merger from qualifying as a reorganization under Section 368(a) of the Code.
4.21 No Other Representations or Warranties.
(a) Except for the representations and warranties made by Purchaser in this Article IV, neither Purchaser nor any other person makes any express or implied representation or warranty with respect to Purchaser, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Purchaser hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, neither Purchaser nor any other person makes or has made any representation or warranty to Company or any of its affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information relating to Purchaser, any of its Subsidiaries or their respective businesses, or (ii) except for the representations and warranties made by Purchaser in this Article IV, any oral or written information presented to Company or any of its affiliates or representatives in the course of their due diligence investigation of Purchaser, the negotiation of this Agreement or in the course of the transactions contemplated hereby.
(b) Purchaser acknowledges and agrees that neither Company nor any other person has made or is making any express or implied representation or warranty with respect to the Company, its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, or the transactions contemplated hereby, other than those contained in Article III.
ARTICLE V
COVENANTS RELATING TO CONDUCT OF BUSINESS
5.1 Conduct of Business Prior to the Effective Time. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as expressly contemplated or permitted by this Agreement (including as set forth in the Company Disclosure Schedule), required by law or as consented to in writing by Purchaser (or, in the case of clause (b), the Company) (such consent not to be unreasonably withheld, conditioned or delayed), (a) Company shall, and shall cause its Subsidiaries to, conduct its business in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact its business organization, the services of its employees and its advantageous business relationships, and (b) except as expressly required by this Agreement (including as set forth in the Company Disclosure Schedule or the Purchaser Disclosure Schedule), required by law or as consented to in writing by the other party, each of the Company and Purchaser shall not, and shall cause their respective Subsidiaries not to, knowingly take any action that would reasonably be expected to adversely affect or materially delay the ability to obtain any necessary approvals of any Regulatory Agency or other Governmental Entity required for the transactions contemplated hereby or to perform its respective covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis. Notwithstanding anything to the contrary set forth in Section 5.1 or Section 5.2 (other than Sections 5.2(b) and 5.2(f), to which this sentence shall not apply), a party and its Subsidiaries may take any commercially reasonable actions that such party reasonably determines are necessary or prudent for it to take or not take in response to the Pandemic or the Pandemic Measures; provided, that such party shall provide prior notice to and consult in good faith with the other party to the extent such actions would otherwise require consent of the other party under this Section 5.1 or Section 5.2.
5.2 Company Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Company Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law (including Pandemic Measures), Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed):
(a) other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money (other than indebtedness of Company or any of its wholly-owned Subsidiaries to Company or any of its Subsidiaries), assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity;
(b)
(i) adjust, split, combine or reclassify any capital stock;
(ii) make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or any securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock (except (A) dividends paid by any of the Subsidiaries of Company to Company or any of its wholly-owned Subsidiaries, or (B) the acceptance of shares of Company Common Stock as payment for the exercise price of Company Stock Options or for withholding Taxes incurred in connection with the exercise of Company Stock Options or the vesting or settlement of Company Equity Awards, in each case in accordance with past practice and the terms of the applicable award agreements);
(iii) grant any Company Equity Awards (or any similar award that would be a Company Equity Award had it been issued under the Company Stock Plans) or other equity-based awards or interests, or grant any individual, corporation or other entity any right to acquire any shares of its capital stock; or

(iv) issue, sell or otherwise permit to become outstanding any additional shares of capital stock or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock or any options, warrants, or other rights of any kind to acquire any shares of capital stock, except pursuant to the exercise of stock options or the settlement of equity compensation awards outstanding as of the date hereof in accordance with their terms;
(c) sell, transfer, mortgage, encumber or otherwise dispose of any of its material properties or assets or any business to any person, or cancel, release or assign any indebtedness to any such person or any claims held by any such person, in each case other than in the ordinary course of business consistent with past practice or pursuant to contracts or agreements in force at the date of this Agreement and set forth on Section 5.2(c) of the Company Disclosure Schedule;
(d) except for transactions in the ordinary course of business consistent with past practice or as set forth on Section 5.2(d) of the Company Disclosure Schedule, make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity other than a wholly-owned Subsidiary of Company;
(e) terminate, materially amend, or waive any material provision of, any Company Contract, or make any change in any instrument or agreement governing the terms of any of its securities, or material lease or contract, other than normal renewals of contracts and leases without material adverse changes of terms with respect to Company, or enter into any contract that would constitute a Company Contract if it were in effect on the date of this Agreement, except for transactions in the ordinary course of business consistent with past practice;
(f) except as required under applicable law, the terms of any Company Benefit Plan existing as of the date hereof, or as set forth in Section 5.2(f) of the Company Disclosure Schedule, (i) enter into, establish, adopt, amend or terminate any Company Benefit Plan, or any arrangement that would be a Company Benefit Plan if in effect on the date hereof, other than with respect to broad-based welfare benefit plans (other than severance) in the ordinary course of business consistent with past practice and as would not reasonably be expected to materially increase the cost of benefits under any such Company Benefit Plan, as the case may be, (ii) increase the compensation or benefits payable to any current or former employee, director or individual consultant, other than increases for current employees with an annual base salary below $100,000 in connection with a promotion (permitted hereunder) or change in responsibilities, in each case, in the ordinary course of business consistent with past practice and to a level consistent with similarly situated peer employees, (iii) accelerate the vesting of any equity-based awards or other compensation or benefits, (iv) enter into any new, or amend any existing, employment, severance, change in control, retention, collective bargaining agreement or similar agreement or arrangement, (v) fund any rabbi trust or similar arrangement, or in any other way secure the payment of compensation or benefits under any Company Benefit Plan, (vi) terminate the employment or services of any employee with an annual base salary (exclusive of commissions) equal to or in excess of $150,000, other than for cause, or (vii) hire or promote any employee with an annual base salary equal to or in excess of $100,000 (other than as a replacement hire or promotion on substantially similar terms of employment as the departed employee), or significantly change the responsibilities assigned to any such employee;
(g) except as set forth in the Company Disclosure Schedules, settle any material claim, suit, action or proceeding, other than those relating to any foreclosure action by Company or except in the ordinary course of business consistent with past practice in an amount and for consideration not in excess of $100,000 individually or $250,000 in the aggregate and that would not impose any material restriction on the business of it or its Subsidiaries or the Surviving Corporation;
(h) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;
(i) amend its articles of incorporation, its bylaws or comparable governing documents of its Subsidiaries;

(j) merge or consolidate itself or any of its Subsidiaries with any other person, or restructure, reorganize or completely or partially liquidate or dissolve it or any of its Subsidiaries;
(k) materially restructure or materially change its investment securities or derivatives portfolio or its interest rate exposure, through purchases, sales or otherwise, or the manner in which the portfolio is classified or reported or purchase any security rated below investment grade, in each case, other than (i) in the ordinary course of business consistent with past practice or (ii) as may be required by GAAP or any applicable laws, regulations, guidelines or policies imposed by a Governmental Entity;
(l) take any action that is intended or expected to result in any of its representations and warranties set forth in this Agreement being or becoming untrue in any material respect at any time prior to the Effective Time, or in any of the conditions to the Merger set forth in Article VII not being satisfied or in a violation of any provision of this Agreement, except, in every case, as may be required by applicable law;
(m) implement or adopt any change in its accounting principles, practices or methods, other than as may be required by GAAP or applicable law;
(n) enter into any new line of business or change in any material respect its lending, investment, underwriting, risk and asset liability management and other banking and operating, securitization and servicing policies (including any change in the maximum ratio or similar limits as a percentage of its capital exposure applicable with respect to its loan portfolio or any segment thereof), except as required by applicable law, regulation or policies imposed by any Governmental Entity;
(o) make any loans or extensions of credit except (i) in the ordinary course of business consistent with past practice, (ii) with aggregate outstanding commitments to any borrower or group of related borrowers not in excess of $750,000, (iii) government guaranteed loans with unguaranteed portions not exceeding $1,250,000, or (iv) pursuant to existing commitments; provided, that Purchaser shall be required to respond to any requests for a consent to make such loan or extension of credit in writing within two (2) business days after the loan package is delivered to Purchaser;
(p) make any material changes in its policies and practices with respect to (i) underwriting, pricing, originating, acquiring, selling, servicing, or buying or selling rights to service, Loans or (ii) its investment, risk and asset liability management or hedging practices and policies, in each case except as required by law or requested by a Regulatory Agency;
(q) make, or commit to make, any individual capital expenditures in excess of $100,000;
(r) make any Tax election in the ordinary course of business that is inconsistent with Company's (or its Subsidiaries') prior practices, make any other Tax election, change or revoke any material Tax election, change an annual Tax accounting period, adopt or change any Tax accounting method, file any amended Tax Return, enter into any closing agreement with respect to Taxes, or settle any Tax claim, audit, assessment or dispute or surrender any right to claim a refund of Taxes;
(s) except as set forth in the Company Disclosure Schedule, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other significant office or operations facility of it or its Subsidiaries;
(t) knowingly take any action that is intended to or would reasonably be likely to prevent, materially impede or materially delay the ability of Purchaser, Company or their respective Subsidiaries to obtain any necessary approvals of any Governmental Entity required for the Merger (including the Requisite Regulatory Approvals) or to perform their covenants and agreements under this Agreement or to consummate the transactions contemplated hereby;
(u) increase or decrease the rate of interest paid on time deposits, or on certificates of deposit, except in a manner consistent with market conditions and pursuant to policies consistent with past practices;
(v) extend or shorten the maturity dates on any loans or extensions of credit or extend or shorten the term on any time deposits except, in each case, as consistent with past practice but, in no event, for period greater than twelve (12) months; provided, that Purchaser shall be required to respond to any requests for a consent to such modification within two (2) business days after the request is received by Purchaser; or

(w) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.2.
5.3 Purchaser Forbearances. During the period from the date of this Agreement to the Effective Time or earlier termination of this Agreement, except as set forth in the Purchaser Disclosure Schedule, as expressly contemplated or permitted by this Agreement or as required by law, Purchaser shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Company (such consent not to be unreasonably withheld, conditioned or delayed):
(a) amend its articles of incorporation, its regulations or comparable governing documents of its Subsidiaries in a manner that would adversely affect the economic benefits of the Merger to the holders of the Company Common Stock;
(b) adjust, split, combine or reclassify any capital stock;
(c) adopt or publicly propose a plan of complete or partial liquidation or resolutions providing for or authorizing such a liquidation or a dissolution of Purchaser;
(d) make any written communications to the employees of the Company or any of its Subsidiaries without prior consultation with the Company and consideration of any Company comments in good faith;
(e) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; or
(f) agree to take, make any commitment to take, or adopt any resolutions of its board of directors or similar governing body in support of, any of the actions prohibited by this Section 5.3.
ARTICLE VI
ADDITIONAL AGREEMENTS
6.1 Regulatory Matters.
(a) Promptly after the date of this Agreement, Purchaser and Company shall prepare and file with the SEC the Proxy Statement and Purchaser shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Purchaser and Company shall use its reasonable best efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing, and to keep the S-4 effective for so long as necessary to consummate the transactions contemplated by this Agreement, and Purchaser and Company shall thereafter as promptly as practicable mail or deliver the Proxy Statement to their respective shareholders. Purchaser shall also use its reasonable best efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement, and Company shall furnish all information concerning Company and the holders of Company Common Stock as may be reasonably requested in connection with any such action.
(b) The parties hereto shall cooperate with each other and use, and cause their applicable Subsidiaries to use, their reasonable best efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings, to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Entities which are necessary or advisable to consummate the transactions contemplated by this Agreement (including, without limitation, the Merger and, if applicable, the Bank Merger), and to comply with the terms and conditions of all such permits, consents, approvals and authorizations of all such Governmental Entities. Without limiting the generality of the foregoing, as soon as practicable and in no event later than sixty (60) calendar days after the date of this Agreement, Purchaser and the Company shall, and shall cause their respective Subsidiaries to, each prepare and file any applications, notices, petitions and filings required to be filed with any Governmental Entity in order to obtain the Requisite Regulatory Approvals. Purchaser and Company shall have the right to review in advance, and, to the extent practicable, each will, in good faith, consult the other on, in each case subject to applicable laws relating to the exchange of information, all the information relating to Company or Purchaser, as the case may be, and any of their respective Subsidiaries, which appears in any filing made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto shall act reasonably, diligently, and as promptly as practicable. The parties hereto agree that they will consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each party will keep the other apprised of the status of matters relating to completion of the transactions contemplated herein. Each party shall, in good faith, consult with the other in advance of any meeting or conference with any Governmental Entity in connection with the transactions contemplated by this Agreement and to the extent permitted by such Governmental Entity, give the other party and/or its counsel the opportunity to attend and participate in such meetings and conferences.
(c) In furtherance and not in limitation of the foregoing, each of Purchaser and Company shall use its reasonable best efforts to (i) avoid the entry of, or to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that would restrain, prevent or delay the Closing, and (ii) avoid or eliminate each and every impediment, including with respect to obtaining the Requisite Regulatory Approvals, so as to enable the Closing to occur as soon as possible. Notwithstanding the foregoing, nothing contained herein shall be deemed to require Purchaser or permit Company to take, or agree to take, any action, or commit to take any action, or agree to any condition or restriction, in connection with the grant of a Requisite Regulatory Approval, that would reasonably be expected to have a Material Adverse Effect on Purchaser and its Subsidiaries, taken as a whole, after giving effect to the Merger (a “Materially Burdensome Regulatory Condition”).
(d) Purchaser and Company shall, upon request, furnish each other with all information concerning themselves, their respective Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Proxy Statement, the S-4 or any other statement, filing, notice or application made by or on behalf of Purchaser, Company or any of their respective Subsidiaries to any Governmental Entity in connection with the Merger, the Bank Merger (if applicable) and the other transactions contemplated by this Agreement. Each of Purchaser and the Company agrees, as to itself and its Subsidiaries, that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the S-4 will, at the time the S-4 and each amendment or supplement thereto, if any, becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the Proxy Statement and any amendment or supplement thereto will, at the date of mailing to Company's and Purchaser's shareholders and at the time of the Company Meeting and Purchaser Meeting to consider and vote upon approval of the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which such statement was made, not misleading. Each of Purchaser and the Company further agrees that if it becomes aware that any information furnished by it would cause any of the statements in the S-4 or the Proxy Statement and each amendment or supplement thereto to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other party thereof and to take appropriate steps to correct the S-4 or the Proxy Statement and any amendment or supplement thereto.
(e) To the extent permitted by applicable law, Purchaser and Company shall promptly advise each other upon receiving any communication from any Governmental Entity whose consent or approval is required for consummation of the transactions contemplated by this Agreement that causes such party to believe that there is a reasonable likelihood that any Requisite Regulatory Approval will not be obtained or that the receipt of any such approval will be materially delayed. As used in this Agreement, the “Requisite Regulatory Approvals” shall mean all regulatory authorizations, consents, waivers, orders or approvals from (x) the Federal Reserve Board, the FDIC, the NCCOB, the WVDFI and the IDFPR and (y) any other approvals set forth in Sections 3.4 and 4.4 which are necessary to consummate the transactions contemplated by this Agreement, including the Merger and the Bank Merger, or those the failure of which to be obtained would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the Surviving Corporation or any of its Subsidiaries.
6.2 Access to Information.
(a) Upon reasonable notice and subject to applicable laws (including Pandemic Measures), the Company shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, counsel,

accountants and advisors of Purchaser, reasonable access, during normal business hours during the period prior to the Effective Time, and for purposes of verifying the representations and warranties of Company in Article III and preparing for the Merger and the other matters contemplated by this Agreement, to all its properties, books, personnel and records, except that the Purchaser's access to the properties shall not extend to the sampling of the soil, groundwater, surface water, soil or sub-slab vapor, or indoor air quality at the properties, and shall cooperate with Purchaser in preparing to execute after the Effective Time conversion or consolidation of systems and business operations generally, and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Purchaser all other information concerning its business, properties and personnel as Purchaser may reasonably request. Upon reasonable notice and subject to applicable laws, Purchaser shall, and shall cause each of its Subsidiaries to, afford to the officers, employees, counsel, accountants and advisors of the Company, reasonable access, during normal business hours during the period prior to the Effective Time, and solely for purposes of verifying the representations and warranties of Purchaser in Article IV, to the Purchaser's properties, books, personnel and records. Each party shall use commercially reasonable efforts to minimize any interference with the other party's regular business operations during any such access. Neither Purchaser nor the Company nor any of their respective Subsidiaries shall be required to provide access to or to disclose information where such access or disclosure would violate or prejudice the rights of Purchaser's or the Company's, as the case may be, customers, jeopardize the attorney-client privilege or other legal privilege of the party in possession or control of such information (after giving due consideration to the existence of any common interest, joint defense or similar agreement between the parties) or contravene any law, rule, regulation, order, judgment, decree, fiduciary duty, duty of confidentiality or binding agreement entered into prior to the date of this Agreement. The parties hereto will use reasonable best efforts to cooperate and request waivers or make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply.
(b) Each of Purchaser and Company shall hold all information furnished by or on behalf of the other party or any of such party's Subsidiaries or representatives pursuant to Section 6.2(a) in confidence to the extent required by, and in accordance with, the provisions of the Mutual Non-Disclosure and Non-Solicitation Agreement, dated March 17, 2022, between Purchaser and Company (the “Confidentiality Agreement”).
(c) No investigation by either of the parties or their respective representatives shall affect or be deemed to modify or waive the representations and warranties of the other set forth herein. Nothing contained in this Agreement shall give either party, directly or indirectly, the right to control or direct the operations of the other party prior to the Effective Time. Prior to the Effective Time, each party shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries' respective operations.
6.3 Shareholders' Approvals. Each of Purchaser and Company shall, in accordance with applicable laws, Purchaser Articles, Purchaser Bylaws, the Company Articles and the Company Bylaws, as applicable, call, give notice of and convene a meeting of its shareholders (the “Purchaser Meeting”, and the “Company Meeting,”) to be held as soon as reasonably practicable after the S-4 is declared effective for the purpose of obtaining (a) in the case of Purchaser, the Requisite Purchaser Vote and, in the case of Company, the Requisite Company Vote required in connection with this Agreement and the Merger and (b), if so desired and mutually agreed, upon other matters of the type customarily brought before an annual or special meeting of shareholders to approve a merger. Such meetings may be held virtually, subject to applicable law and the organizational documents of each party. Each of Purchaser and Company and their respective Boards of Directors shall use their reasonable best efforts to obtain from the shareholders of Purchaser and Company, as applicable, the Requisite Purchaser Vote and the Requisite Company Vote, as applicable, including by communicating to the respective shareholders of Purchaser and Company its recommendation (and including such recommendation in the Proxy Statement) that the shareholders of Purchaser and the shareholders of Company, as applicable, adopt and approve this Agreement and the transactions contemplated hereby. However, subject to Section 8.1 and Section 8.2, if the Board of Directors of Purchaser or Company, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement, then in submitting this Agreement to its shareholders, such Board of Directors may (but shall not be required to), in the case of Purchaser, prior to the receipt of the Requisite Purchaser Vote, and in the case of Company, prior to the receipt of the Requisite Company Vote, submit this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such Board of Directors may communicate the basis for its lack of a recommendation to its shareholders in the Proxy Statement or an appropriate amendment or supplement thereto to the extent required by law; provided, that such Board of Directors may not take any actions under this sentence unless (i) it gives the other party at least five (5) business days' prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken by the Board of Directors of Company in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, and a copy thereof if in writing and any related documentation or correspondence) and (ii) at the end of such notice period, such Board of Directors takes into account any amendment or modification to this Agreement proposed by the other party and after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless be reasonably likely to result in a violation of its fiduciary duties under applicable law to continue to recommend this Agreement. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.3 and will require a new notice period as referred to in this Section 6.3. Purchaser or Company shall adjourn or postpone the Purchaser Meeting or Company Meeting, as the case may be, if, as of the time for which such meeting is originally scheduled, there are insufficient shares of Purchaser Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Purchaser or Company, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Requisite Purchaser Vote or the Requisite Company Vote and subject to the terms and conditions of this Agreement, Purchaser and Company, as applicable, shall continue to use reasonable best efforts to solicit proxies from its shareholders in order to obtain the Requisite Purchaser Vote or the Requisite Company Vote, respectively. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (a) Purchaser Meeting shall be convened and this Agreement shall be submitted to the shareholders of Purchaser at the Purchaser Meeting for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Purchaser of such obligation and (b) Company Meeting shall be convened and this Agreement shall be submitted to the shareholders of Company at the Company Meeting for the purpose of voting on the approval of this Agreement and the other matters contemplated hereby, and nothing contained herein shall be deemed to relieve Company of such obligation.
6.4 Legal Conditions to Merger. Subject in all respects to Sections 6.1, 6.3 and 6.12 of this Agreement, each of Purchaser and Company shall, and shall cause its Subsidiaries to, use their reasonable best efforts (a) to take, or cause to be taken, all actions necessary, proper or advisable to comply promptly with all legal requirements that may be imposed on such party or its Subsidiaries with respect to the Merger and, if applicable, the Bank Merger and, subject to the conditions set forth in Article VII hereof, to consummate the transactions contemplated by this Agreement, and (b) to obtain (and to cooperate with the other party to obtain) any material consent, authorization, order or approval of, or any exemption by, any Governmental Entity and any other third party that is required to be obtained by Company or Purchaser or any of their respective Subsidiaries in connection with the Merger, the Bank Merger (if applicable) and the other transactions contemplated by this Agreement.
6.5 Stock Exchange Listing. Purchaser shall use its reasonable best efforts to cause the shares of Purchaser Common Stock to be issued in the Merger (including shares of Purchaser Common Stock to be reserved for issuance upon exercise of Purchaser Stock Options, in each case, to be issued pursuant to Section 1.8) to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.
6.6 Employee Benefit Plans.
(a) During the period commencing at the Effective Time and ending on the twelve (12) month anniversary of the Closing Date or, if shorter, during the period of employment of a Continuing Employee following the Closing, the Surviving Corporation shall provide each of the employees of the Company and its Subsidiaries who continue to be employed by the Surviving Corporation and its Subsidiaries immediately following the Effective Time (each a “Continuing Employee”) with (i) a base salary or wage rate, as applicable, that is no less than the base salary or wage rate, as applicable, provided to the Continuing

Employee prior to Closing, (ii) target cash bonus opportunities that are no less favorable than the target cash bonus opportunities that are generally made available to similarly situated employees of Purchaser and its Subsidiaries and (iii) employee benefits that, in the aggregate, are substantially the same as those that are generally made available to similarly situated employees of Purchaser and its Subsidiaries. Any employee of the Company and its Subsidiaries who is terminated by the Company without cause at the Purchaser's request on the Closing Date or by Purchaser without cause within nine (9) months following the Closing Date, or who voluntarily resigns employment due to involuntary relocation of employee's principal place of employment to a location which is more than twenty–five (25) miles from the employees principal place of employment immediately prior to the Closing Date, shall be entitled to severance in accordance with the schedule set forth on Section 6.6(a) of the Purchaser Disclosure Schedule. Notwithstanding the foregoing, the requirements of this Section 6.6(a) shall not apply to any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides a CIC Payment.
(b) With respect to any employee benefit plans of the Surviving Corporation or its Subsidiaries in which any Continuing Employees become eligible to participate on or after the Effective Time (the “New Plans”), the Surviving Corporation shall use commercially reasonable efforts to: (i) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees and their eligible dependents under any New Plans, except to the extent such pre-existing conditions, exclusions or waiting periods would apply under the analogous Company Benefit Plan, (ii) provide each such employee and his or her eligible dependents with credit for any eligible expenses incurred by such employee or dependent prior to the Effective Time under a Company Benefit Plan (to the same extent that such credit was given under the analogous Company Benefit Plan prior to the Effective Time) in satisfying any applicable deductible, co-payment or out-of-pocket requirements under any New Plans, and (iii) recognize all service of such employees with the Company and its Subsidiaries for all purposes in any New Plan to the same extent that such service was taken into account under the analogous Company Benefit Plan prior to the Effective Time; provided, that the foregoing service recognition shall not apply (A) to the extent it would result in duplication of benefits for the same period of services, (B) for benefit accrual purposes under any employee benefit plan of Purchaser or any of its affiliates that is a defined benefit pension or post-retirement welfare plan or (C) where such service is with respect to a newly established benefit plan of Purchaser for which similarly situated employees of Purchaser do not receive past service credit.
(c) If Purchaser so requests (which request shall be made not less than fifteen (15) days, or sixty (60) days with respect to a requested termination of participation in the Pentegra Defined Contribution Plan for Financial Institutions, prior to the Effective Time), the Company shall take any and all actions, to the extent permitted by law and the terms of the applicable plan, required (including without limitation, the adoption of resolutions by its Board of Directors) to amend, freeze and/or terminate, or withdraw as a participating employer in, any or all Company Benefit Plans or Multiple Employer Plans (including, without limitation, the Pentegra Defined Contribution Plan for Financial Institutions) immediately prior to the Effective Time (as permitted by the terms of the applicable Company Benefit Plan), and, if requested by Purchaser, to implement any such actions, contingent on the Closing occurring.
(d) Without limiting the generality of the foregoing Section 6.6(c) hereof, prior to the Effective Time, the Company shall take any and all actions and adopt such necessary resolutions, reasonably acceptable to Purchaser, to (i) terminate the West Town Bank & Trust Supplemental Executive Benefit Plan, as amended, and make distributions to participants therein, in compliance with section 409A of the Code and the regulations promulgated thereunder; and (ii) terminate the Company 401(k) Plan effective as of the date immediately preceding the Closing Date and adopt such amendments to such Company 401(k) Plan as are necessary to terminate the Company 401(k) Plan and effectuate the provisions of this Section 6.6(d), contingent on the Closing occurring. In addition to the foregoing, prior to the Effective Time, the Company shall take any and all actions as may be required, including adopting amendments to the Company 401(k) Plan to permit each participant in the Company 401(k) Plan who has a loan outstanding at the Effective Time to make arrangements to continue to repay such loan in accordance with the original amortization schedule until such time as the participant's 401(k) account balance is distributed. The form and substance of all such resolutions and amendments shall be subject to the review and approval of Purchaser, which shall not be unreasonably withheld, and the Company shall deliver to Purchaser an executed copy of the resolutions and amendment as soon as practicable following their adoption by the Board of Directors of the Company and shall fully comply with such resolutions and amendments. In connection with the termination of the Company 401(k) Plan and the Merger, the Company shall, or shall cause its applicable Affiliate to, provide that (a) all Company 401(k) Plan participant accounts shall be fully vested, (b) all benefit accruals under the Company 401(k) Plan will be frozen and no new participants will be admitted to the Company 401(k) Plan on or after the Company 401(k) Plan termination date, and (c) any contributions due to the Company 401(k) Plan for the period before the Company 401(k) Plan termination date and not yet paid by the Company 401(k) Plan termination date will be contributed by the Company as soon as administratively feasible after the Company 401(k) Plan termination date. As soon as practicable following the Company 401(k) Plan termination date, the account balances in the Company 401(k) Plan shall either be distributed to participants and beneficiaries or transferred to an eligible tax-qualified retirement plan or individual retirement account as a participant or beneficiary may direct. Prior to the distribution of account balances in the Company 401(k) Plan, Purchaser shall take any and all actions as may be required, including adopting amendments to the tax-qualified defined contribution retirement plan designated by Purchaser to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of outstanding plan loans) at the time of such distribution from the Company 401(k) Plan in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed to such Continuing Employee from the Company 401(k) Plan.
(e) Nothing in this Agreement shall confer upon any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates any right to continue in the employ or service of the Surviving Corporation, the Company, or any Subsidiary or affiliate thereof, or shall interfere with or restrict in any way the rights of the Surviving Corporation, the Company, Purchaser or any Subsidiary or affiliate thereof to discharge or terminate the services of any employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates at any time for any reason whatsoever, with or without cause. Nothing in this Agreement shall be deemed to (i) establish, amend, or modify any Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement, or (ii) alter or limit the ability of the Surviving Corporation or any of its Subsidiaries or affiliates to amend, modify or terminate any particular Company Benefit Plan, New Plan or any other benefit or employment plan, program, agreement or arrangement after the Effective Time. Without limiting the generality of Section 9.10, nothing in this Agreement, express or implied, is intended to or shall confer upon any person, including any current or former employee, officer, director or consultant of the Company or any of its Subsidiaries or affiliates, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.
(f) Any Company employee who has or is party to any employment agreement, severance agreement, change in control agreement or any other agreement or arrangement that provides for any payment that may be triggered by the Merger or, if applicable, the Bank Merger (each, a “CIC Payment”) shall not receive any severance benefits as provided in Section 6.6(a) but will receive his or her applicable CIC Payment to the extent it is required to be paid under such agreement, provided that, on or before the Closing, Company will take all steps necessary to ensure that in the event that the amounts of any CIC Payment, either individually or in conjunction with a payment or benefit under any other plan, agreement or arrangement that is aggregated for purposes of Code Section 280G (in the aggregate, “Total Payments”), would constitute an “excess parachute payment” within the meaning of Section 280G of the Code that is subject to the Tax imposed by Section 4999 of such Code, then the amounts of such CIC Payment shall be reduced such that the value of the Total Payments that each counterparty is entitled to receive shall be $1.00 less than the maximum amount which the counterparty may receive without becoming subject to the excise tax or resulting in a disallowance of a deduction of the payment of such amount under Section 280G of the Code. Any Company employee who waives and relinquishes his or her right to a CIC Payment will be eligible for a severance payment as provided in Section 6.6(a) (as long as such severance payment does not constitute an excess parachute payment to such Company employee), unless such Company employee enters into an employment agreement, severance agreement, change in control agreement or any written similar agreement or arrangement with the Surviving Corporation or a Subsidiary of the Surviving Corporation.
(g) Notwithstanding any other provisions, the Surviving Corporation agrees to assume and honor in accordance with their terms all employment or change in control agreements or equity award agreements, vested as of the Closing Date under the Company Benefit Plans; provided, Purchaser may replace such

Company Benefit Plans with a similar benefit plan of Purchaser. Purchaser hereby acknowledges that a “change in control” (or similar phrase) within the meaning of the Company Benefit Plans will occur at the Effective Time. With respect to certain employees, each of whom is named on Section 6.6(g) of the Company Disclosure Schedules, who are party to employment and/or change in control agreements with Company and/or Company Bank that contain change in control benefits, Company shall, prior to the Effective Time, use commercially reasonable efforts to obtain from each individual a settlement agreement upon terms mutually agreeable to Company, Purchaser and such employee, setting forth the method in which his or her rights under such agreement will be settled. Company shall make the payments required under such change in control, settlement or similar agreements.
(h) As soon as reasonably practicable following the date of this Agreement, Company and Purchaser shall cooperate and use their commercially reasonable efforts to establish an aggregate retention bonus amount and identify key employees of Company or Purchaser who will be offered a retention bonus prior to the Effective Time upon such terms and conditions as the chief executive officers of Purchaser and Company shall mutually agree.
6.7 Indemnification; Directors' and Officers' Insurance.
(a) From and after the Effective Time, each of Purchaser and the Surviving Corporation shall indemnify and hold harmless each present and former director, officer or employee of Company and its Subsidiaries (in each case, when acting in such capacity) (collectively, the “Company Indemnified Parties”) against any costs or expenses (including reasonable attorneys' fees), judgments, fines, losses, damages or liabilities incurred in connection with any threatened or actual claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, whether arising before or after the Effective Time, arising out of the fact that such person is or was a director, officer or employee of Company or any of its Subsidiaries and pertaining to matters existing or occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement to the same extent as such persons are indemnified as of the date of this Agreement by Company pursuant to the Company Articles, Company Bylaws, the governing or organizational documents of any Subsidiary of Company and any indemnification agreements in existence as of the date hereof; and Purchaser and the Surviving Corporation shall also advance expenses as incurred by such Company Indemnified Party to the same extent as such persons are entitled to advancement of expenses as of the date of this Agreement by Company pursuant to the Company Articles, Company's Bylaws, the governing or organizational documents of any Subsidiary of Company and any indemnification agreements in existence as of the date hereof; provided, that, if required, the Company Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances if it is ultimately determined that such Company Indemnified Party is not entitled to indemnification.
(b) For a period of six (6) years after the Effective Time, the Surviving Corporation shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Company (provided, that the Surviving Corporation may substitute therefor policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions which are no less advantageous to the insured) with respect to claims against the present and former officers and directors of the Company or any of its Subsidiaries arising from facts or events which occurred at or before the Effective Time (including the transactions contemplated by this Agreement); provided, however, that the Surviving Corporation shall not be obligated to expend, on an annual basis, an amount in excess of 200% of the current annual premium paid as of the date hereof by Company for such insurance (the “Premium Cap”), and if such premiums for such insurance would at any time exceed the Premium Cap, then the Surviving Corporation shall cause to be maintained policies of insurance which, in the Surviving Corporation's good faith determination, provide the maximum coverage available at an annual premium equal to the Premium Cap. In lieu of the foregoing, Company, in consultation with, but only upon the consent of Purchaser, may (and at the request of Purchaser, Company shall use its reasonable best efforts to) obtain at or prior to the Effective Time a six-year “tail” policy under Company's existing directors and officers insurance policy providing equivalent coverage to that described in the preceding sentence if and to the extent that the same may be obtained for an amount that, in the aggregate, does not exceed the Premium Cap. If Company purchases such a “tail” policy, the Surviving Corporation shall maintain such “tail” policy in full force and effect and continue to honor its obligations thereunder for such six (6) year period.

(c) The provisions of this Section 6.7 shall survive the Effective Time and are intended to be for the benefit of, and shall be enforceable by, each Company Indemnified Party and his or her heirs and representatives. If the Surviving Corporation or any of its successors or assigns will consolidate with or merge into any other entity and not be the continuing or surviving entity of such consolidation or merger, transfer all or substantially all of its assets or deposits to any other entity or engage in any similar transaction, then in each case, the Surviving Corporation will cause proper provision to be made so that the successors and assigns of the Surviving Corporation will expressly assume the obligations set forth in this Section 6.7.
6.8 Additional Agreements. In case at any time after the Effective Time any further action is necessary or desirable to carry out the purposes of this Agreement (including, without limitation, any merger between a Subsidiary of Purchaser, on the one hand, and a Subsidiary of Company, on the other) or to vest the Surviving Corporation with full title to all properties, assets, rights, approvals, immunities and franchises of any of the parties to the Merger, the proper officers and directors of each party to this Agreement and their respective Subsidiaries shall take all such necessary action as may be reasonably requested by the other party.
6.9 Advice of Changes. Purchaser and Company shall each promptly (but in any event within 24 hours) advise the other party of any change or event (i) that has had or is reasonably likely to have a Material Adverse Effect on it or (ii) which it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants contained herein or that reasonably could be expected to give rise, individually or in the aggregate, to the failure of a condition in Article VII; provided, that any failure to give notice in accordance with the foregoing with respect to any breach shall not be deemed to constitute a violation of this Section 6.9 or the failure of any condition set forth in Section 7.2 or 7.3 to be satisfied, or otherwise constitute a breach of this Agreement by the party failing to give such notice, in each case unless the underlying breach would independently result in a failure of the conditions set forth in Section 7.2 or 7.3 to be satisfied.
6.10 Dividends. After the date of this Agreement, each of Purchaser and Company shall coordinate with the other regarding declaration of any dividends in respect of Purchaser Common Stock and Company Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Purchaser Common Stock any such holder receives in exchange therefor in the Merger.
6.11 [Reserved.]
6.12 Acquisition Proposals.
(a) Company agrees that it will not, and will cause its Subsidiaries and its and their officers, directors, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to, (ii) engage or participate in any negotiations with any person concerning, or (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to, any Acquisition Proposal, except to notify such person of the existence of the provisions of this Section 6.12(a); provided, that, prior to the approval of this Agreement by the shareholders of Company by the Requisite Company Vote, in the event Company receives an unsolicited bona fide written Acquisition Proposal, it may, and may permit its Subsidiaries and its and its Subsidiaries' Representatives to, furnish or cause to be furnished nonpublic information or data and participate in such negotiations or discussions to the extent that its Board of Directors concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be reasonably likely to result in a violation of its fiduciary duties under applicable law; provided, further, that, prior to providing any nonpublic information permitted to be provided pursuant to the foregoing proviso, Company shall have entered into a confidentiality agreement with such third party on terms no less favorable to it than the Confidentiality Agreement and which is expressly assignable to Purchaser, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with Company. Company will, and will cause its Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than Purchaser with respect to any Acquisition Proposal. Company will promptly (within twenty-four (24) hours) advise Purchaser following receipt of any Acquisition Proposal or any inquiry which could reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal and a copy thereof if in writing and any related documentation or correspondence), and will keep Purchaser apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Company shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” shall mean, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of Company and its Subsidiaries or 25% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Company, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving Company or its Subsidiaries whose assets, individually or in the aggregate, constitute more than 25% of the consolidated assets of Company.
(b) Nothing contained in this Agreement shall prevent Company or its board of directors from making any legally required disclosure to its shareholders.
6.13 Public Announcements. Company and Purchaser shall each use its reasonable best efforts to develop a joint communications plan, to ensure that all press releases and other public statements with respect to the transactions contemplated hereby shall be consistent with such joint communications plan, and except in respect of any announcement required by applicable law, or by obligations pursuant to any listing agreement with or rules of any securities exchange, to consult with each other before issuing any press release or, to the extent practical, otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. The parties hereto agree that any initial press release to be issued with respect to the transactions contemplated hereby shall be in mutually agreed form.
6.14 Change of Method. Company and Purchaser shall be empowered, upon their mutual agreement, at any time prior to the Effective Time, to change the method or structure of effecting the combination of Company and Purchaser (including the provisions of Article I), if and to the extent they both deem such change to be necessary, appropriate or desirable; provided, however, that no such change shall (i) alter or change the Exchange Ratio or the number of shares of Purchaser Common Stock received by Company shareholders in exchange for each share of Company Common Stock, (ii) adversely affect the Tax treatment of Company's shareholders or Purchaser's shareholders pursuant to this Agreement, (iii) adversely affect the Tax treatment of Company or Purchaser pursuant to this Agreement or (iv) materially impede or delay the consummation of the transactions contemplated by this Agreement in a timely manner. The parties agree to reflect any such change in an appropriate amendment to this Agreement executed by both parties in accordance with Section 8.3.
6.15 Restructuring Efforts. If either Purchaser or Company shall have failed to obtain the Requisite Purchaser Vote or the Requisite Company Vote at the duly convened Purchaser Meeting or Company Meeting, as applicable, or any adjournment or postponement thereof, each of the parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transaction provided for herein (it being understood that neither party shall have any obligation to alter or change any material terms, including without limitation the amount or kind of the consideration to be issued to holders of the capital stock of Company as provided for in this Agreement, in a manner adverse to such party or its shareholders) and/or resubmit this Agreement or the transactions contemplated hereby (or as restructured pursuant to this Section 6.15) to Purchaser or Company shareholders, as applicable, for approval.
6.16 Takeover Statutes. None of Company, Purchaser or their respective Boards of Directors shall take any action that would cause any Takeover Statute to become applicable to this Agreement, the Merger, or any of the other transactions contemplated hereby, and each shall take all necessary steps to exempt (or ensure the continued exemption of) the Merger and the other transactions contemplated hereby from any applicable Takeover Statute now or hereafter in effect. If any Takeover Statute may become, or may purport to be, applicable to the transactions contemplated hereby, each party and the members of their respective Boards of Directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to eliminate or minimize the effects of any Takeover Statute on any of the transactions contemplated by this Agreement, including, if necessary, challenging the validity or applicability of any such Takeover Statute.
6.17 Exemption from Liability Under Section 16(b). Company and Purchaser agree that, in order to most effectively compensate and retain Company Insiders (as defined below), both prior to and after the Effective Time, it is desirable that those officers and directors of Company subject to, or become subject to, the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable law in connection with the conversion of shares of Company Common Stock and Company Equity Awards in the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.17. The Board of Directors of Purchaser and of Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall, prior to the Effective Time, take all such steps as may be required to cause (in the case of Company) any dispositions of Company Common Stock or Company Equity Awards by the Company Insiders, and (in the case of Purchaser) any acquisitions of Purchaser Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable law.
6.18 [Reserved].
6.19 Assumption of Company Debt. Upon the Effective Time (or at the effective time of the Bank Merger for any debt of Company Bank), Purchaser, or Purchaser Bank, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by Company or Company Bank, as applicable, under the definitive documents governing the indebtedness and other instruments related thereto set forth on Section 6.19 of the Company Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (i) Purchaser shall, and shall cause Purchaser Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (ii) Company shall, and shall cause Company Bank to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, officer's certificates or other documents and provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.
6.20 Bank Merger. Prior to the Effective Time, Company shall use its reasonable best efforts to cooperate with Purchaser, including by causing Company Bank to execute, if requested by Purchaser, such certificates or articles of merger and such other documents and certificates as are necessary, to effect, immediately following the Effective Time or at such later time as Purchaser may determine, the Bank Merger pursuant to the Bank Merger Agreement.
6.21 Additional Covenants. Company shall have complied in all respects with the requirements set forth on Section 6.21 of the Company Disclosure Schedule.
6.22 Employment Agreements. Concurrently with the execution and delivery of this Agreement, Company agrees to cause each person set forth on Section 6.22 of the Purchaser Disclosure Schedule to execute and deliver an employment agreement with Purchaser or an affiliate thereof, in a form reasonably satisfactory to Purchaser, which employment agreements shall each be effective upon the Closing and shall not have been revoked or otherwise terminated.
ARTICLE VII
CONDITIONS PRECEDENT
7.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of the parties to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

(a) Shareholder Approval. (i) This Agreement shall have been approved by the shareholders of Company by the Requisite Company Vote and (ii) this Agreement shall have been approved by the shareholders of Purchaser by the Requisite Purchaser Vote.
(b) NASDAQ Listing. The shares of Purchaser Common Stock that shall be issuable pursuant to this Agreement shall have been authorized for listing on NASDAQ, subject to official notice of issuance.
(c) Regulatory Approvals. All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired, and no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.
(d) S-4. The S-4 shall have become effective under the Securities Act and no stop order suspending the effectiveness of the S-4 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC and not withdrawn.
(e) No Injunctions or Restraints; Illegality. No order, injunction or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger or any of the other transactions contemplated by this Agreement shall be in effect. No statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any Governmental Entity which prohibits or makes illegal consummation of the Merger.
7.2 Conditions to Obligations of Purchaser. The obligation of Purchaser to effect the Merger is also subject to the satisfaction, or waiver by Purchaser, at or prior to the Effective Time, of the following conditions:
(a) Representations and Warranties. The representations and warranties of Company set forth in Section 3.2(a) and Section 3.8(a) (in each case after giving effect to the lead in to Article III) shall be true and correct (other than, in the case of Section 3.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Company set forth in Sections 3.1(a), 3.1(b), 3.2(b), 3.3(a) and 3.7 (in each case, after giving effect to the lead in to Article III) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Company set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article III) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date; provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Company or the Surviving Corporation. Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to the foregoing effect.
(b) Performance of Obligations of Company. Company shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, including, for the avoidance of doubt, compliance with requirements set forth in Section 6.21, and Purchaser shall have received a certificate signed on behalf of Company by the Chief Executive Officer and the Chief Financial Officer of Company to such effect.
(c) Federal Tax Opinion. Purchaser shall have received the opinion of Squire Patton Boggs (US) LLP, in form and substance reasonably satisfactory to Purchaser, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Purchaser and Company, reasonably satisfactory in form and substance to such counsel.

(d) Employment Agreements. Each person listed on Section 6.22 of the Purchaser Disclosure Schedule shall have executed and delivered prior to or concurrent with execution of this Agreement, an employment agreement in a form reasonably satisfactory to Purchaser, which employment agreements shall each be effective upon the Closing and shall not have been revoked or otherwise terminated.
(e) Appraisal Rights. Immediately prior to the Closing, not more than ten (10%) of Company Common Stock shall be held by persons who either have exercised, or are then entitled to exercise, appraisal rights under the NCBCA.
7.3 Conditions to Obligations of Company. The obligation of Company to effect the Merger is also subject to the satisfaction or waiver by Company at or prior to the Effective Time of the following conditions:
(a) Representations and Warranties. The representations and warranties of Purchaser set forth in Section 4.2(a), the last sentence of 4.3(a) and Section 4.8 (in each case, after giving effect to the lead in to Article IV) shall be true and correct (other than, in the case of Section 4.2(a), such failures to be true and correct as are de minimis) in each case as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, and the representations and warranties of Purchaser set forth in Sections 4.1(a), 4.1(b), 4.2(b), 4.3(a) (other than the last sentence of Section 4.3(a)) and 4.7 (in each case, after giving effect to the lead in to Article IV) shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date. All other representations and warranties of Purchaser set forth in this Agreement (read without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties but, in each case, after giving effect to the lead in to Article IV) shall be true and correct in all respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, provided, however, that for purposes of this sentence, such representations and warranties shall be deemed to be true and correct unless the failure or failures of such representations and warranties to be so true and correct, either individually or in the aggregate, and without giving effect to any qualification as to materiality or Material Adverse Effect set forth in such representations or warranties, has had or would reasonably be expected to have a Material Adverse Effect on Purchaser or the Surviving Corporation. Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to the foregoing effect.
(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects the obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Company shall have received a certificate signed on behalf of Purchaser by the Chief Executive Officer and the Chief Financial Officer of Purchaser to such effect.
(c) Federal Tax Opinion. Company shall have received the opinion of Wyrick Robbins Yates & Ponton LLP, in form and substance reasonably satisfactory to Company, dated as of the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering such opinion, counsel may require and rely upon representations contained in certificates of officers of Purchaser and Company, reasonably satisfactory in form and substance to such counsel.
ARTICLE VIII
TERMINATION AND AMENDMENT
8.1 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of this Agreement by the shareholders of Purchaser or Company:
(a) by mutual consent of Purchaser and Company in a written instrument signed by each of Company and Purchaser;
(b) by either Purchaser or Company if any Governmental Entity that must grant a Requisite Regulatory Approval has denied approval of the Merger or the other transactions contemplated hereby and such denial has become final and nonappealable or any Governmental Entity of competent jurisdiction shall have issued a final nonappealable order permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by this Agreement, unless the failure to obtain a Requisite Regulatory Approval shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
(c) by either Purchaser or Company if the Merger shall not have been consummated on or before August 1, 2023 (the “Termination Date”), unless the failure of the Closing to occur by such date shall be due to the failure of the party seeking to terminate this Agreement to perform or observe the covenants and agreements of such party set forth herein;
(d) by either Purchaser or Company (provided, that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein) if there shall have been a breach of any of the covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of Company, in the case of a termination by Purchaser, or Purchaser, in the case of a termination by Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.2, in the case of a termination by Purchaser, or 7.3, in the case of a termination by Company, and which is not cured within forty-five (45) calendar days following written notice to Company, in the case of a termination by Purchaser, or Purchaser, in the case of a termination by Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);
(e) by Purchaser, if prior to such time as the Requisite Company Vote is obtained, (i) the Company or the Board of Directors of the Company (A) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws, qualifies or materially and adversely modifies (or publicly discloses its intention to withdraw, qualify or materially and adversely modify) its recommendation as contemplated by Section 6.3, or approves or recommends to its shareholders an Acquisition Proposal other than the Merger, (B) fails to publicly recommend against a publicly announced Acquisition Proposal within five (5) business days of being requested to do so by Purchaser or fails to publicly reconfirm the recommendation as contemplated by Section 6.3 in favor of the Merger within five (5) business days of being requested to do so by Purchaser or (C) shall have breached its obligations under Section 6.3 or Section 6.12 in any material respect; or (ii) a tender offer or exchange offer for 25% or more of the outstanding shares of Company Common Stock is commenced (other than by Purchaser or a Subsidiary thereof), and the Board of Directors of the Company recommends that the shareholders of the Company tender their shares in such tender or exchange offer or otherwise fails to recommend that such shareholders reject such tender offer or exchange offer within ten (10) business days (or such fewer number of days as remains prior to the Company Meeting) after the commencement of such tender or exchange offer; or
(f) by Company, if prior to such time as the Requisite Purchaser Vote is obtained, the Purchaser or the Board of Directors of the Purchaser (A) submits this Agreement to its shareholders without a recommendation for approval, or otherwise withdraws or materially and adversely modifies (or publicly discloses its intention to withdraw or materially and adversely modify) its recommendation as contemplated by Section 6.3, or (B) shall have breached its obligations under Section 6.3 in any material respect;
(g) (A) by Purchaser, or by Company provided that Company shall not be in material breach of any of its obligations under Section 6.3, if the Requisite Company Vote shall not have been obtained by reason of the failure to obtain the Requisite Company Vote at the Company Meeting or at any adjournment or postponement thereof or (B) by Company, or by Purchaser provided that Purchaser shall not be in material breach of any of its obligations under Section 6.3, if the Requisite Purchaser Vote shall not have been obtained by reason of the failure to obtain the Requisite Purchaser Vote at the Purchaser Meeting or at any adjournment or postponement thereof; or
(h) by Company, if the Company Board of Directors so determines by a vote of the majority of the members of the entire Company board, at any time during the five-day period commencing with the Determination Date, if both of the following conditions in (i) and (ii) are satisfied:
(i) the Purchaser Market Value is less than 82.5% of the Initial Purchaser Market Value; and

(ii) the number obtained by dividing the Purchaser Market Value by the Initial Purchaser Market Value (“Purchaser Ratio”) shall be less than the number obtained by dividing the Final Index Price by the Initial Index Price and subtracting 0.175 from such quotient (the “Index Ratio”).
(iii) For purposes of this Section 8.1(h), the following terms shall have the meanings indicated:
(A) “Determination Date” shall mean the date on which the last Requisite Regulatory Approval required to permit the consummation of the transactions contemplated by this Agreement is received without regard to a requisite waiting period.
(B) “Final Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the trading day prior to the Determination Date.
(C) “Index Group” shall mean the NASDAQ Bank Index (BANK).
(D) “Index Price” shall mean the closing price on such date of the Index Group.
(E) “Initial Index Price” shall mean the average of the Index Prices for the 20 consecutive full trading days ending on the Starting Date.
(F) “Initial Purchaser Market Value” shall mean the average of the per share closing prices of a share of Purchaser Common Stock on NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) during the twenty (20) consecutive full trading days ending on the Starting Date.
(G) “Purchaser Market Value” means the average of the per share closing prices of a share of Purchaser Common Stock on NASDAQ (as reported in The Wall Street Journal, or if not reported therein, in another authoritative source) during the 20 consecutive full trading days ending on the trading day prior to the Determination Date.
(H) “Starting Date” shall mean the last trading day immediately preceding the date of the first public announcement of entry into this Agreement.
(iv) For purposes of this Section 8.1(h), if Purchaser or any company belonging to the Index Group declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Starting Date and the Determination Date, the prices for the common stock of such company shall be appropriately adjusted for the purposes of applying this Section 8.1(h).
If Company elects to exercise its termination right pursuant to this Section 8.1(h), it shall give written notice to Purchaser (the “Notice of Termination”). This Agreement shall terminate at the end of the fifth (5th) day following the date the Notice of Termination was received by Purchaser (the “Termination Effective Time”); provided, however, that Company's Notice of Termination may be withdrawn by Company at any time prior to the Termination Effective Time; and provided, further, that during the five-day period commencing with its receipt of the Notice of Termination, Purchaser shall have the option (but not the obligation) to increase the consideration to be received by the holders of Company Common Stock hereunder, by, at Purchaser's option, (x) increasing the Exchange Ratio (the “Adjusted Exchange Ratio”) (calculated to the nearest one one-thousandth) to equal the lesser of (1) a number (rounded to the nearest one one-thousandth) obtained by dividing (I) the product of the Initial Purchaser Market Value, 0.825 and the Exchange Ratio (as then in effect) by (II) the Purchaser Market Value; and (2) a number (rounded to the nearest one one-thousandth) obtained by dividing (I) the product of the Index Ratio and the Exchange Ratio (as then in effect) by (II) the Purchaser Ratio; or (y) filling the difference between the Adjusted Exchange Ratio and the Exchange Ratio in cash by multiplying the Purchaser Market Value by the difference in the Adjusted Exchange Ratio and the Exchange Ratio (the “Additional Cash Payment”).
If Purchaser so elects within such five-day period, it shall give prompt written notice to Company (and in any event, prior to the Termination Effective Time) of such election and the revised Exchange Ratio or, as applicable, the Additional Cash Payment, whereupon no termination shall have occurred pursuant to this

Section 8.1(h) and this Agreement shall remain in effect in accordance with its terms (provided that, any references in this Agreement to the Exchange Ratio shall thereafter be deemed to refer to the Adjusted Exchange Ratio, if applicable, and the Merger Consideration payable under Section 1.4 shall thereafter include, to the extent applicable, the Additional Cash Payment).
The party desiring to terminate this Agreement pursuant to clause (b), through (h) of this Section 8.1 shall give written notice of such termination to the other party in accordance with Section 9.4, specifying the provision or provisions hereof pursuant to which such termination is effected.
8.2 Effect of Termination.
(a) In the event of termination of this Agreement by either Purchaser or Company as provided in Section 8.1, this Agreement shall forthwith become void and have no effect, and none of Purchaser, Company, any of their respective Subsidiaries or any of the officers, directors, employees, shareholders, agents or representatives of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Sections 6.2(b) and this Section 8.2 and Article IX (other than Section 9.1) shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Purchaser nor Company shall be relieved or released from any liabilities or damages arising out of its fraud or willful and material breach of any provision of this Agreement.
(b)
(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been made known to the Board of Directors or senior management of Company or has been made directly to its shareholders generally or any person shall have publicly announced (and not withdrawn) an Acquisition Proposal with respect to Company and (A) (x) thereafter this Agreement is terminated by either Purchaser or Company pursuant to Section 8.1(c) and Company shall have failed to obtain the Requisite Company Vote or (y) thereafter this Agreement is terminated by Purchaser pursuant to Section 8.1(d) or Section 8.1(g)(A) and (B) prior to the date that is twelve (12) months after the date of such termination, Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Purchaser, by wire transfer of same day funds, a fee equal to $3,900,000 (the “Termination Fee”); provided, that for purposes of this Section 8.2(b), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.
(ii) In the event that this Agreement is terminated by Purchaser pursuant to Section 8.1(e), then Company shall pay Purchaser, by wire transfer of same day funds, the Termination Fee on the date of termination.
(c) Notwithstanding anything to the contrary herein, but without limiting the right of any party to recover liabilities or damages arising out of the other party's willful and material breach of any provision of this Agreement, in the event that this Agreement is terminated as provided in Section 8.1, the maximum aggregate amount of monetary fees, liabilities or damages payable by Company under this Agreement shall be equal to the Termination Fee.
(d) Each of Purchaser and Company acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other party would not enter into this Agreement; accordingly, if Company fails promptly to pay the amount due pursuant to this Section 8.2, and, in order to obtain such payment, Purchaser commences a suit which results in a judgment against Company for the Termination Fee, Company shall pay the costs and expenses of Purchaser (including attorneys' fees and expenses) in connection with such suit. In addition, if Company fails to pay the amounts payable pursuant to this Section 8.2, then Company shall pay interest on such overdue amounts at a rate per annum equal to the “prime rate” published in THE WALL STREET

JOURNAL on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full. The amounts payable by the Company pursuant to Section 8.2(b) constitute liquidated damages and not a penalty.
8.3 Amendment. Subject to compliance with applicable law, this Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with Merger by the shareholders of Purchaser or Company; provided, however, that after approval of this Agreement by the respective shareholders of Company, there may not be, without further approval of such shareholders, any amendment of this Agreement that requires further approval under applicable law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
8.4 Extension; Waiver.
At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, extend the time for the performance of any of the obligations or other acts of the other parties hereto, waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and waive compliance with any of the agreements or satisfaction of any conditions contained herein; provided, however, that after approval of this Agreement by the shareholders of Purchaser or Company, there may not be, without further approval of the shareholders of Purchaser or Company, as applicable, any extension or waiver of this Agreement or any portion thereof that requires further approval under applicable law. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
ARTICLE IX
GENERAL PROVISIONS
9.1 Closing. Subject to the terms and conditions of this Agreement, the closing of the Merger (the “Closing”) will take place by electronic exchange of documents, on a date which shall be no later than three (3) business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions set forth in Article VII hereof (other than those conditions that by their nature can only be satisfied at the Closing, but subject to the satisfaction or waiver thereof), or such other date or time mutually agreed in writing by the parties (the “Closing Date”).
9.2 Nonsurvival of Representations, Warranties and Agreements. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement (other than the Confidentiality Agreement, which shall survive in accordance with its terms) shall survive the Effective Time, except for Sections 6.6 and 6.7 and for those other covenants and agreements contained herein and therein which by their terms apply in whole or in part after the Effective Time.
9.3 Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense; provided, however, that the costs and expenses of printing and mailing the Proxy Statement in connection with the Merger shall be borne equally by Purchaser and Company.

9.4 Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile, upon confirmation of receipt, or if by email so long as such email states it is a notice delivered pursuant to this Section 9.4 and a duplicate copy of such email is promptly given by one of the other methods described in this Section 9.4, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth (5th) business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:
(a)	if to Company, to:

Integrated Financial Holdings, Inc.
8450 Falls of Neuse Road
Suite 202
Raleigh, NC 27615
	Attention:	Eric J. Bergevin

With a required copy (which shall not constitute notice) to:

Wyrick Robbins Yates & Ponton LLP
4101 Lake Boone Trail
Suite 300
Raleigh, NC 27607
	Attention:	Stuart M. Rigot; Todd H. Eveson

and

(b)	if to Purchaser, to:

MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554
	Attention:	Donald T. Robinson

With a required copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
201 E. Fourth St., Suite 1900
Cincinnati, Ohio 45202
Attention: James J. Barresi
9.5 Interpretation. The parties have participated jointly in negotiating and drafting this Agreement. In the event that an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. When a reference is made in this Agreement to Articles, Sections, Exhibits or Schedules, such reference shall be to an Article or Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings or section captions contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement. As used in this Agreement, the “knowledge” of Company means the actual knowledge after due inquiry of any of the officers of Company listed on Section 9.5 of the Company Disclosure Schedule, and the “knowledge” of Purchaser means the actual knowledge after due inquiry of any of the officers of Purchaser listed on Section 9.5 of the Purchaser Disclosure Schedule. As used herein, (i) “business day” means any day other than a Saturday, a Sunday or a day on which banks in West Virginia are authorized by law or executive order to be closed, (ii) the term “person” means any individual, corporation (including not-for-profit), general or limited partnership, limited liability company, joint venture, estate, trust, association, organization, Governmental Entity or other entity of any kind or nature, (iii) an “affiliate” of a specified person is any person that directly or indirectly controls, is controlled by, or is under common control with, such specified person, (iv) the term “made available” means any document or other information that was

(a) provided by one party or its representatives to the other party and its representatives prior to the date hereof, (b) included in the virtual data room of a party prior to the date hereof or (c) filed by a party with the SEC or OTC Markets and publicly available on EDGAR or other applicable system for OTC Markets filings prior to the date hereof, (v) the “transactions contemplated hereby” and “transactions contemplated by this Agreement” shall include the Merger and the Bank Merger and (vi) “ordinary course” and “ordinary course of business” with respect to either party shall take into account the commercially reasonable actions taken by such party and its Subsidiaries in response to the Pandemic and the Pandemic Measures. The Company Disclosure Schedule and the Purchaser Disclosure Schedule, as well as all other schedules and all exhibits hereto, shall be deemed part of this Agreement and included in any reference to this Agreement. All references to “dollars” or “$” in this Agreement are to United States dollars. Any reference contained in this Agreement to specific statutory or regulatory provisions or to specific Governmental Entities includes any successor statute or regulation, or Governmental Entity, as the case may be. When used in this Agreement, words such as “herein”, “hereinafter”, “hereof”, “hereto”, and “hereunder” refer to this Agreement as a whole, unless the context clearly requires otherwise. Unless the context clearly indicates otherwise, the masculine, feminine, and neuter genders will be deemed to be interchangeable.
9.6 Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.
9.7 Entire Agreement. This Agreement (including the Purchaser Disclosure Schedules, the Company Disclosure Schedules and the documents and the instruments referred to herein) together with the Confidentiality Agreement constitutes the entire agreement among the parties and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.
9.8 Governing Law; Jurisdiction.
(a) This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (whether of the State of Delaware or any other jurisdiction).
(b) Each party agrees that it will bring any action or proceeding in respect of any claim arising under or related to this Agreement or the transactions contemplated hereby exclusively in Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under or related to this Agreement or the transactions contemplated hereby, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.4.
9.9 Waiver of Jury Trial. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY DIRECTLY OR INDIRECTLY ARISE UNDER OR RELATE TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW AT THE TIME OF INSTITUTION OF THE APPLICABLE LITIGATION, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT: (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.9.

9.10 Assignment; Third Party Beneficiaries. Neither this Agreement nor any of the rights, interests or obligations shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and permitted assigns. Except as otherwise specifically provided in Section 6.7, this Agreement (including the documents and instruments referred to herein) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein. The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties. Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto. Consequently, persons other than the parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.
9.11 Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with its specific terms or otherwise were breached. Accordingly, the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties' obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.
9.12 Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.
9.13 Delivery by Facsimile or Electronic Transmission. This Agreement and any signed agreement or instrument entered into in connection with this Agreement, and any amendments or waivers hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by e-mail delivery of a “.pdf” format data file, shall be treated in all manner and respects as an original agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No party hereto or to any such agreement or instrument shall raise the use of a facsimile machine or e-mail delivery of a “.pdf” format data file to deliver a signature to this Agreement or any amendment hereto or the fact that any signature or agreement or instrument was transmitted or communicated through the use of a facsimile machine or e-mail delivery of a “.pdf” format data file as a defense to the formation of a contract and each party hereto forever waives any such defense.
[Signature Page Follows]

IN WITNESS WHEREOF, MVB Financial Corp. and Integrated Financial Holdings, Inc. have caused this Agreement to be executed by their respective officers thereunto duly authorized as of the date first above written.
MVB Financial Corp.

By:	/s/ Donald T. Robinson
Name: Donald T. Robinson
Title: President and Chief Financial Officer
Integrated Financial Holdings, Inc.

By:	/s/ Eric J. Bergevin
Name: Eric J. Bergevin
Title: President and Chief Executive Officer

Exhibit A

Form of Voting Agreement
VOTING AND SUPPORT AGREEMENT
THIS VOTING AND SUPPORT AGREEMENT (this “Agreement”) is made and entered into as of August 12, 2022, by and among MVB Financial Corp., a West Virginia corporation (“Purchaser”), and the undersigned shareholders (each a “Shareholder” and collectively, the “Shareholders”) of Integrated Financial Holdings, Inc., a North Carolina corporation (“Company”).
RECITALS
WHEREAS, concurrently with the execution of this Agreement, Purchaser and Company are entering into an Agreement and Plan of Merger and Reorganization of even date herewith (as it may be amended from time to time, the “Merger Agreement”), pursuant to which, among other things, (i) Company will merge with and into Purchaser (the “Merger”) and (ii) except as otherwise provided in the Merger Agreement, each outstanding share of the (i) voting common stock of Company (the “Voting Common Stock”), and (ii) non-voting common stock of Company (the “Non-Voting Common Stock” and, together with the Voting Common Stock, the “Company Common Stock”) will be converted into the right to receive the consideration set forth in the Merger Agreement;
WHEREAS, as of the date hereof, each Shareholder is the beneficial owner (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of such number of shares of Company Common Stock and options to purchase such number of shares of Company Common Stock as is indicated on the signature page of this Agreement;
WHEREAS, as a condition and inducement to Purchaser and Company to enter into the Merger Agreement, the Shareholders (in the Shareholders' capacity as such) are hereby agreeing to vote the Shares as described herein and to take such other actions as provided for herein.
NOW THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, and intending to be legally bound, the parties hereto agree as follows:
1. Certain Definitions. All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Merger Agreement. For all purposes of and under this Agreement, the following terms shall have the following respective meanings:
a. “Expiration Date” shall mean the earliest to occur of (i) such date and time as the Merger Agreement shall have been terminated pursuant to Article VIII thereof, (ii) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement, or (iii) the date of any material modification, waiver or amendment of the Merger Agreement that affects adversely the consideration payable to the shareholders of Company pursuant to the Merger Agreement as provided to the Shareholder on the date hereof.
b. “Shares” shall mean (i) all securities of Company (including all shares of Company Common Stock, including restricted stock, and, to the extent transferable by their terms, all options, warrants and other rights to acquire shares of Company Common Stock) owned by the Shareholders as of the date hereof, and (ii) all additional securities of Company (including all additional shares of Company Common Stock and, to the extent transferable by their terms, all additional options, warrants and other rights to acquire shares of Company Common Stock) of which the Shareholders acquire ownership during the period from the date of this Agreement through the Expiration Date (including by way of stock dividend or distribution, split-up, recapitalization, combination, exchange of shares and the like).
c. “Transfer.” A person shall be deemed to have effected a “Transfer” of a Share if such person directly or indirectly (i) sells, pledges, encumbers, assigns, grants an option with respect to, transfers or disposes of such Share or any interest in such Share, or (ii) enters into an agreement or commitment providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of such Share or any interest therein.
2. Transfer of Shares. Except as expressly permitted by this Agreement, until the Expiration Date, no Shareholder shall directly or indirectly: (i) cause or permit any Transfer of any of the Shares of which such

Shareholder is the beneficial owner (x) unless each person to which any of such Shares, or any interest in any of such Shares, is or may be transferred shall have: (A) executed a counterpart of this Agreement and (B) agreed in writing to hold such Shares (or interest in such Shares) subject to all of the terms and provisions of this Agreement, or (y) except by will or by operation of law, in which case this Agreement will bind the transferee; (ii) grant any proxies or powers of attorney, other than consistent with the terms of Section 3, or deposit any Shares into a voting trust or enter into a voting agreement with respect to any Shares; or (iii) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect or have the effect of preventing or disabling such Shareholder from performing any of such Shareholder's obligations under this Agreement. Subject to any such Shares acquired upon exercise being subject to this Agreement (other than Shares accepted by Company as payment for the exercise price of Company Stock Options or for withholding taxes incurred in connection with the exercise of Company Stock Options), nothing herein is intended to prohibit Shareholder from exercising any outstanding and exercisable Company Stock Option, consistent with the terms of the underlying award agreement and applicable law.
3. Agreement to Vote Shares.
a. Until the Expiration Date, each Shareholder agrees that, at every meeting of the shareholders of Company called, and at every adjournment or postponement thereof, and on every action or approval by written consent of the shareholders of Company, such Shareholder (solely in such Shareholder's capacity as such) shall, or shall cause the holder of record on any applicable record date to, vote the Shares for which it is entitled to vote at such meeting or by such written consent:
(i) in favor of the adoption of the Merger Agreement, and in favor of each of the other actions contemplated by the Merger Agreement;
(ii) against approval of any proposal made in opposition to, or in competition with, the Merger or any other transactions contemplated by the Merger Agreement; and
(iii) against any of the following actions (other than those actions that relate to the Merger and any other transactions between the Purchaser and the Company as contemplated by the Merger Agreement): (A) any merger, consolidation, business combination, sale of assets, or reorganization of Company or any subsidiary of Company, (B) any sale, lease or transfer of any significant part of the assets of Company or any subsidiary of Company, (C) any reorganization, recapitalization, dissolution, liquidation or winding up of Company or any subsidiary of Company, (D) any material change in the capitalization of Company or any subsidiary of Company, or the corporate structure of Company or any subsidiary of Company, or (E) any other action that is intended, or could reasonably be expected to, impede, interfere with, delay, postpone, discourage or adversely affect the Merger or any other transactions between the Purchaser and the Company as contemplated by the Merger Agreement.
b. In the event that a meeting of the shareholders of Company is held, each Shareholder shall, or shall cause the holder of record of the Shares on any applicable record date to, appear at such meeting or otherwise cause the Shares to be counted as present thereat for purposes of establishing a quorum.
c. No Shareholder shall enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with the terms of this Section 3.
d. Except as expressly set forth in this Section 3, each Shareholder shall retain at all times the right to vote such Shareholder's Shares in such Shareholder's sole discretion and without any other limitation on matters that are at any time or from time to time presented for consideration to Company's shareholders.
4. Agreement Not to Exercise Appraisal Rights. Until the Expiration Date, each Shareholder hereby waives and agrees not to exercise or assert any rights (including, without limitation, under Chapter 55 of the North Carolina Business Corporation Act, Article 13) to demand payment for any Shares that may arise with respect to the Merger.

5. Grant of Irrevocable Proxy; Appointment of Proxy.
a. SHAREHOLDER HEREBY GRANTS TO, AND APPOINTS, PURCHASER AND ANY DESIGNEE OF PURCHASER, EACH OF THEM INDIVIDUALLY, AS SUCH SHAREHOLDER'S IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) PROXY AND ATTORNEY-IN-FACT (WITH FULL POWER OF SUBSTITUTION) TO VOTE THE SHARES (OR ACT BY WRITTEN CONSENT) SOLELY AS INDICATED IN SECTION 3. THIS PROXY IS GIVEN TO SECURE THE PERFORMANCE OF THE DUTIES OF SHAREHOLDER UNDER THIS AGREEMENT. SHAREHOLDER INTENDS THIS PROXY TO BE IRREVOCABLE (UNTIL THE TERMINATION OF THIS AGREEMENT) AND COUPLED WITH AN INTEREST AND WILL TAKE SUCH FURTHER ACTION OR EXECUTE SUCH OTHER INSTRUMENTS AS MAY BE NECESSARY TO EFFECTUATE THE INTENT OF THIS PROXY AND HEREBY REVOKES ANY PROXY PREVIOUSLY GRANTED BY SUCH SHAREHOLDER WITH RESPECT TO THE SHARES (SUCH SHAREHOLDER REPRESENTING TO PURCHASER THAT ANY SUCH PROXY IS NOT IRREVOCABLE). NOTWITHSTANDING THE FOREGOING, EACH SHAREHOLDER GRANT OF THE PROXY CONTEMPLATED BY THIS SECTION 5 WITH RESPECT TO VOTING COMMON STOCK SHALL BE EFFECTIVE IF, AND ONLY IF, SUCH SHAREHOLDER HAS NOT DELIVERED TO COMPANY PRIOR TO THE MEETING AT WHICH ANY OF THE MATTERS DESCRIBED IN SECTION 3 ARE TO BE CONSIDERED, A DULY EXECUTED, NON-REVOKED PROXY CARD DIRECTING THAT THE SHARES OF SUCH SHAREHOLDER BE VOTED IN ACCORDANCE WITH SECTION 3 OF THIS AGREEMENT.
b. The proxy granted in this Section 5 shall automatically expire on the Expiration Date.
6. Directors and Officers. Notwithstanding any provision of this Agreement to the contrary, none of the Shareholders make any agreement pursuant to this Agreement or otherwise in such Shareholder's capacity as a director or officer of Company and nothing in this Agreement shall (or require the Shareholders to attempt to) (a) limit or restrict any Shareholder who is a director or officer of Company or any subsidiary of Company from acting in such capacity as a director or officer or voting in such person's sole discretion in such capacity as a director or officer on any matter (it being understood that this Agreement shall apply to each Shareholder solely in such Shareholder's capacity as a shareholder of Company), or (b) be construed to prohibit, limit or restrict such Shareholder from exercising such Shareholder's fiduciary duties as an officer or director to Company or its shareholders.
7. No Ownership Interest. Nothing contained in this Agreement shall be deemed to vest in Purchaser any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholders, and Purchaser shall not have any authority to direct the Shareholders in the voting of any of the Shares, except as otherwise provided herein.
8. Representations and Warranties of the Shareholder. Each Shareholder hereby represents and warrants to Purchaser as follows:
a. Power; Binding Agreement. Such Shareholder has full power and authority to execute and deliver this Agreement, to perform such Shareholder's obligations hereunder and to consummate the transactions contemplated hereby. The execution, delivery and performance by such Shareholder of this Agreement, the performance by such Shareholder of its, his or her obligations hereunder and the consummation by such Shareholder of the transactions contemplated hereby have been duly and validly authorized by such Shareholder and no other actions or proceedings on the part of such Shareholder is necessary to authorize the execution and delivery by it, him or her of this Agreement, the performance by such Shareholder of its, his or her obligations hereunder or the consummation by such Shareholder of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Shareholder and constitutes the valid and binding obligation of Shareholder, enforceable against such Shareholder in accordance with its terms.
b. No Conflicts. Except as set forth in the Merger Agreement, no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution by the Shareholder of this Agreement, the performance by the Shareholder of such Shareholder's obligations hereunder and the consummation by the Shareholder of the transactions contemplated hereby. None of the execution and delivery by the Shareholder of this Agreement, the performance by the Shareholder of such Shareholder's obligations hereunder or the consummation by the Shareholder of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which such Shareholder is a party or by which the Shareholder or any of the Shareholder's properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to the Shareholder or any of the Shareholder's properties or assets.
c. Absence of Litigation. As of the date hereof, there is no suit, action, investigation or proceeding pending or, to the knowledge of such Shareholder, threatened against or affecting the Shareholder that could reasonably be expected to materially impair the ability of the Shareholder to perform its, his or her obligations hereunder or to consummate the transactions contemplated hereby on a timely basis.
d. Ownership of Shares. Shareholder (i) is the beneficial owner of, and has good and valid title to, the shares of Company Common Stock indicated on the signature page of this Agreement, all of which are free and clear of any Liens (except any Liens arising under securities laws or arising hereunder), (ii) is the owner of options that are exercisable for the number of shares of Company Common Stock indicated on the signature page of this Agreement, all of which options and shares of Company Common Stock issuable upon the exercise of such options are free and clear of any Liens (except any Liens arising under securities laws or arising hereunder), and (iii) does not own, beneficially or otherwise, any securities of Company other than the shares of Company Common Stock, options to purchase shares of Company Common Stock, and shares of Company Common Stock issuable upon the exercise of such options, in each case, indicated on the signature page of this Agreement.
e. Voting Power. Except as noted on Schedule I attached hereto, such Shareholder has and will have sole voting power, sole power of disposition, sole power to issue instructions with respect to the matters set forth herein, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder's Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws and the terms of this Agreement. There are no proxies, voting trusts or understandings to or by which such Shareholder is a party or bound or that expressly requires that any of such Shareholder's Shares be voted in a specific manner other than as provided in this Agreement or that provide for any right on the part of any other person other than Shareholder to vote such Shares. Notwithstanding anything in this Agreement to the contrary, nothing herein shall require the Shareholder to exercise any option to purchase shares of Company Common Stock.
f. Information. None of the information relating to the Shareholder provided in writing by or on behalf of the Shareholder for inclusion in documents filed by Purchaser with the Securities and Exchange Commission will, at the respective times such information is sent or given to Purchaser or Company, contain any untrue statement of material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Shareholder agrees to promptly notify Purchaser of any required corrections with respect to any such information.
g. No Finder's Fees. No broker, investment banker, financial advisor or other person is entitled to any broker's, finder's, financial adviser's or other similar fee or commission in connection with this Agreement based upon arrangements made by or on behalf of such Shareholder.
h. Reliance by Purchaser and Company. Such Shareholder understands and acknowledges that Purchaser and Company are entering into the Merger Agreement in reliance upon the Shareholder's execution and delivery of this Agreement.

9. Representations and Warranties of Purchaser. Purchaser represents and warrants to the Shareholder as follows:
a. Power; Binding Agreement. Purchaser has full power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, except as set forth in the Merger Agreement, to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement, the performance of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly and validly authorized by Purchaser and no other actions or proceedings on its part is necessary to authorize the execution and delivery of this Agreement, or, except as set forth in the Merger Agreement, the performance of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby. This Agreement has been duly executed and delivered by Purchaser and constitutes its valid and binding obligation, enforceable against it in accordance with its terms.
b. No Conflicts. Except as set forth in the Merger Agreement, no filing with, and no permit, authorization, consent, or approval of, any Governmental Entity is necessary for the execution by Purchaser of this Agreement, the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby. None of the execution and delivery by Purchaser of this Agreement, the performance of its obligations hereunder or the consummation by Purchaser of the transactions contemplated hereby will (i) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, loan agreement, bond, mortgage, indenture, license, contract, commitment, arrangement, understanding, agreement, or other instrument or obligation of any kind to which it is a party or by which it or any of its properties or assets may be bound, or (ii) violate any order, writ, injunction, decree, judgment, order, statute, rule, or regulation applicable to it or any of its properties or assets.
10. Certain Restrictions. No Shareholder shall, directly or indirectly, take any action that would make any representation or warranty of the Shareholder contained herein untrue or incorrect.
11. Disclosure. Subject to reasonable prior notice and approval (which shall not be unreasonably withheld, conditioned or delayed), each Shareholder hereby authorizes Purchaser to publish and disclose such Shareholder's identity, ownership of Shares and the nature of such Shareholder's commitments, arrangements and understandings under this Agreement in all documents and schedules filed with the Securities and Exchange Commission and any press release or other disclosure document that Purchaser determines to be necessary or desirable in connection with the Merger and any transactions related to the Merger.
12. Further Assurances. Subject to the terms and conditions of this Agreement, each Shareholder shall use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary to fulfill such Shareholder's obligations under this Agreement.
13. Legending of Shares. If so requested by Purchaser, each Shareholder agrees that the Shares shall bear a legend stating that they are subject to this Agreement.
14. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date. Notwithstanding the foregoing, nothing set forth in this Section 14 or elsewhere in this Agreement shall relieve either party hereto from liability, or otherwise limit the liability of either party hereto, for any willful breach of this Agreement prior to the Expiration Date.
15. Waiver of Right to Receive Non-Voting Common Stock of Purchaser. Each Shareholder acknowledges and agrees that the Voting Common Stock and the Non-Voting Common Stock will be converted into the right to receive Purchaser Common Stock, as set forth in the Merger Agreement. Each Shareholder hereby waives and agrees not to exercise or assert any rights (including, without limitation, under the Company's Articles of Incorporation or the North Carolina Business Corporation Act) to receive non-voting common shares of Purchaser with respect to the Merger.

16. Miscellaneous.
a. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of the other provisions of this Agreement, which will remain in full force and effect. In the event any Governmental Entity of competent jurisdiction holds any provision of this Agreement to be null, void or unenforceable, the parties hereto shall negotiate in good faith and execute and deliver an amendment to this Agreement in order, as nearly as possible, to effectuate, to the extent permitted by law, the intent of the parties hereto with respect to such provision.
b. Binding Effect and Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the others.
c. Amendments; Waiver. This Agreement may be amended by the parties hereto, and the terms and conditions hereof may be waived, only by an instrument in writing signed on behalf of each of the parties hereto, or, in the case of a waiver, by an instrument signed on behalf of the party waiving compliance.
d. Specific Performance; Injunctive Relief. The parties hereto acknowledge that Purchaser shall be irreparably harmed and that there shall be no adequate remedy at law for a violation of any of the covenants or agreements of the Shareholders set forth herein. Therefore, it is agreed that, in addition to any other remedies that may be available to Purchaser upon any such violation, Purchaser shall be entitled to seek injunctive relief to prevent breaches of this Agreement and to specifically enforce the terms and provisions hereof. Shareholder further agrees that neither Purchaser nor any other person or entity shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this paragraph, and Shareholder irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.
e. Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally-recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the parties at the following address (or at such other address for a party as shall be specified by like notice):
If to Purchaser:
MVB Financial Corp.
301 Virginia Avenue
Fairmont, West Virginia 26554
Attn: Donald T. Robinson; Michael De Tommaso
Tel: (304) 363-4800

with a copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP
201 E. Fourth Street, Suite 1900
Cincinnati, Ohio 45202
Attn: James J. Barresi
Tel: 513-361-1260
Fax: 513-361-1201

If to the Shareholder:
To the respective addresses and fax numbers shown on the signature pages for each Shareholder.

f. No Waiver. The failure of any party hereto to exercise any right, power or remedy provided under this Agreement or otherwise available in respect of this Agreement at law or in equity, or to insist upon compliance by any other party with its obligation under this Agreement, and any custom or practice of the parties at variance with the terms of this Agreement, shall not constitute a waiver by such party of such party's right to exercise any such or other right, power or remedy or to demand such compliance.
g. No Third Party Beneficiaries. Except for the reliance acknowledged in Section 8(h) hereof, this Agreement is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.
h. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without regard to any applicable conflicts of law (whether of the State of Delaware or any other jurisdiction).
i. Submission to Jurisdiction. Each party agrees that it will bring any action or proceeding in respect of any claim arising under or related to this Agreement or the transactions contemplated hereby exclusively in Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal or state court of competent jurisdiction located in the State of Delaware (the “Chosen Courts”), and, solely in connection with claims arising under or related to this Agreement or the transactions contemplated hereby, (1) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (2) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (3) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (4) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 16(e).
j. Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
k. Entire Agreement. This Agreement contains the entire understanding of the parties hereto in respect of the subject matter hereof, and supersede all prior negotiations, agreements and understandings, both written and oral, between the parties hereto with respect to the subject matter hereof.
l. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated herein are not affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to give effect to the original intent of the parties hereto as closely as possible in a mutually acceptable manner.
m. Interpretation. Whenever the words “include,” “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” The article and section headings contained in this Agreement are solely for the purpose of reference, are not part of the agreement of the parties hereto and shall not in any way affect the meaning or interpretation of this Agreement.
n. Counterparts. This Agreement may be executed in several counterparts, each of which shall be an original, but all of which together shall constitute one and the same agreement.
o. Shareholder Obligations. The obligations of the Shareholders under this Agreement shall be several and not joint.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed by its duly authorized officer to be effective as of the date first above written.
MVB FINANCIAL CORP.
By:
Name: Donald T. Robinson
Title: President and Chief Financial Officer

SHAREHOLDER:

[SHAREHOLDER NAME]

By:
Address:

Shares beneficially owned:

shares of Voting Common Stock, including shares of restricted stock shares of Non-Voting Common Stock

shares of Company Common Stock issuable upon exercise of outstanding options or warrants

SCHEDULE I
EXCEPTIONS
None.

Annex B
ARTICLES OF AMENDMENT
TO
ARTICLES OF INCORPORATION
OF
MVB FINANCIAL CORP.
Pursuant to the provisions of Section 1006, Article 10, Chapter 31D of the Code of West Virginia, the undersigned corporation hereby adopts the following Articles of Amendment to its Articles of Incorporation:
FIRST: The name of the corporation is MVB Financial Corp.
SECOND: The following amendment to the Articles of Incorporation was adopted by the shareholders of the corporation on [_____________], in the manner prescribed by West Virginia Code Section 31D-10-1001, et seq., and the corporation's Articles of Incorporation:
RESOLVED: that the first paragraph of Article V of the Articles of Incorporation be amended to read, in its entirety, as follows:
ARTICLE V
The total number of shares of all classes of capital stock which the corporation shall have the authority to issue shall be sixty million twenty thousand (60,020,000) shares, which shall be divided into forty million (40,000,000) shares of Common Stock, par value $1.00 per share, twenty million (20,000,000) shares of Class A Common Stock, par value $1.00 per share (“Class A Common Stock”), and twenty thousand (20,000) shares of Preferred Stock, par value $1,000 per share (“Preferred Stock”).
Dated this ______ day of ____________, 202___.
MVB FINANCIAL CORP.

By:
[Name and Title]
B-1

Annex C

August 11, 2022
Board of Directors
MVB Financial Corp.
301 Virginia Avenue
Fairmont, WV 26554
Dear Members of the Board:
We have acted as your financial advisor in connection with the proposed acquisition (the “Transaction”) of Integrated Financial Holdings, Inc. (the “Counterparty”) by MVB Financial Corp (the “Company”). You have requested that we provide our opinion (the “Opinion”) as investment bankers as to whether the consideration to be given by the Company in the Transaction is fair to the Company from a financial point of view.
Pursuant to the Agreement and Plan of Merger (the “Agreement”) to be entered into by and between the Company and the Counterparty, and subject to the terms, conditions and limitations set forth therein, we understand that, subject to potential adjustments as described in the Agreement, each outstanding share of the Counterparty’s common stock will be converted into the right to receive 1.210 shares of the Company’s common stock, which, based on the Company’s closing stock price of $34.24 on August 10, 2022, results in the expected consideration to be exchanged by the Company for all of the outstanding common stock, including restricted stock awards, and options on the common stock of the Counterparty having an aggregate value of approximately $97.2 million. The terms and conditions of the Transaction are more fully set forth in the Agreement.
In connection with developing our Opinion we have:
(i)	reviewed certain publicly available financial statements and reports regarding the Company and the Counterparty;
(ii)	reviewed certain audited financial statements regarding the Company and the Counterparty;
(iii)
reviewed certain internal financial statements, management reports and other financial and operating data concerning the Company and the Counterparty prepared by management of the Company and management of the Counterparty, respectively;

(iv)
reviewed, on a pro forma basis, in reliance upon consensus research estimates and upon financial projections and other information and assumptions concerning the Company and the Counterparty provided by management of the Company and management of the Counterparty, respectively, the effect of the Transaction on the balance sheet, capitalization ratios, earnings and tangible book value both in the aggregate and, where applicable, on a per share basis of the Company;

(v)	reviewed the reported prices and trading activity for the common stock of the Company and the Counterparty;
(vi)
compared the financial performance of the Company and the Counterparty with that of certain other publicly-traded companies and their securities that we deemed relevant to our analysis of the Transaction;

(vii)	reviewed the financial terms, to the extent publicly available, of certain merger or acquisition transactions that we deemed relevant to our analysis of the Transaction;
(viii)	reviewed the most recent draft of the Agreement and related documents provided to us by the Company;
(ix)
discussed with management of the Company and management of the Counterparty the operations of and future business prospects for the Company and the Counterparty and the anticipated financial consequences of the Transaction to the Company and the Counterparty;

August 11, 2022

(x)	assisted in your deliberations regarding the material terms of the Transaction and your negotiations with the Counterparty; and
(xi)	performed such other analyses and provided such other services as we have deemed appropriate.
We have relied on the accuracy and completeness of the information, financial data and financial forecasts provided to us by the Company and the Counterparty and of the other information reviewed by us in connection with the preparation of our Opinion, and our Opinion is based upon such information. We have not independently verified or undertaken any responsibility to independently verify the accuracy or completeness of any of such information, data or forecasts. Management of the Company has assured us that it is not aware of any relevant information that has been omitted or remains undisclosed to us. We have not assumed any responsibility for making or undertaking an independent evaluation or appraisal of any of the assets or liabilities of the Company or of the Counterparty, and we have not been furnished with any such evaluations or appraisals; nor have we evaluated the solvency or fair value of the Company or of the Counterparty under any laws relating to bankruptcy, insolvency or similar matters. We have not assumed any obligation to conduct any physical inspection of the properties, facilities, assets or liabilities (contingent or otherwise) of the Company or Counterparty. We have not received or reviewed any individual loan or credit files nor have we made an independent evaluation of the adequacy of the allowance for loan and lease losses of the Company or the Counterparty. We have not made an independent analysis of the effects of the COVID-19 pandemic, the invasion of Ukraine, potential future changes in the inflation rate or other related market developments or disruptions, or of any other disaster or adversity, on the business or prospects of the Company or the Counterparty. With respect to the financial forecasts prepared by management of the Company and management of the Counterparty, including the forecasts of potential cost savings and potential synergies, we have also assumed that such financial forecasts have been reasonably prepared and reflect the best currently available estimates and judgments of management of the Company and management of the Counterparty, respectively, as to the future financial performance of the Company and the Counterparty, respectively, and provide a reasonable basis for our analysis. We recognize that such financial forecasts are based on numerous variables, assumptions and judgments that are inherently uncertain (including, without limitation, factors related to general economic and competitive conditions) and that actual results could vary significantly from such forecasts, and we express no opinion as to the reliability of such financial projections and estimates or the assumptions upon which they are based.
As part of our investment banking business, we regularly issue fairness opinions and are continually engaged in the valuation of companies and their securities in connection with business reorganizations, private placements, negotiated underwritings, mergers and acquisitions and valuations for estate, corporate and other purposes. We are familiar with the Company and the Counterparty. While we have not received fees for providing investment banking services to the Company or the Counterparty within the past two years, we have provided securities brokerage services to the Company and received customary commissions and other compensation in connection with such services. We serve as financial adviser to the Company in connection with the Transaction, and we are entitled to receive from the Company reimbursement of our expenses and a fee for our services as financial adviser to the Company, a significant portion of which is contingent upon the consummation of the Transaction. We are also entitled to receive a fee from the Company for providing our Opinion to the Board of Directors of the Company. The Company has also agreed to indemnify us for certain liabilities arising out of our engagement, including certain liabilities that could arise out of our providing this Opinion letter. We expect to pursue future investment banking services assignments with the participants in this Transaction. In the ordinary course of business, Stephens Inc. and its affiliates and employees at any time may hold long or short positions, and may trade or otherwise effect transactions as principal or for the accounts of customers, in debt, equity or derivative securities of any participants in the Transaction.
We are not legal, accounting, regulatory, or tax experts, and we have relied solely, and without independent verification, on the assessments of the Company and its other advisors with respect to such matters. We have assumed, with your consent, that the Transaction will not result in any materially adverse legal, regulatory, accounting or tax consequences for the Company and that any reviews of legal, accounting, regulatory or tax issues conducted as a result of the Transaction will be resolved favorably to the Company. We do not express any opinion as to any tax or other consequences that might result from the Transaction.

August 11, 2022

The Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on the date hereof and on the information made available to us as of the date hereof. Market price data used in connection with this Opinion is based on reported market closing prices as of August 10, 2022. It should be understood that subsequent developments may affect this Opinion and that we do not have any obligation to update, revise or reaffirm this Opinion or otherwise comment on events occurring after the date hereof. We further note that the current volatility and disruption in the credit and financial markets relating to, among other things, the COVID-19 pandemic, the invasion of Ukraine or potential future changes in inflation rates may or may not have an effect on the Company or the Counterparty, and we are not expressing an opinion as to the effects of such volatility or such disruption on the Transaction or any party to the Transaction. We further express no opinion as to the prices at which shares of the Counterparty’s or Company’s common stock may trade at any time subsequent to the announcement of the Transaction.
In connection with developing this Opinion, we have assumed that, in all respects material to our analyses:
(i)	the Transaction and any related transactions will be consummated on the terms of the latest draft of the Agreement provided to us, without material waiver or modification;
(ii)	the representations and warranties of each party in the Agreement and in all related documents and instruments referred to in the Agreement are true and correct;
(iii)	each party to the Agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;
(iv)	all conditions to the completion of the Transaction will be satisfied within the time frames contemplated by the Agreement without any waivers;
(v)
that in the course of obtaining the necessary regulatory, lending or other consents or approvals (contractual or otherwise) for the Transaction and any related transactions, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that would have a material adverse effect on the contemplated benefits of the Transaction to the Company;

(vi)
there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of the Company or the Counterparty since the date of the most recent financial statements made available to us, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact the Company or the Counterparty; and

(vii)	the Transaction will be consummated in a manner that complies with applicable law and regulations.
This Opinion is directed to, and is for the use and benefit of, the Board of Directors of the Company (in its capacity as such) solely for purposes of assisting with its evaluation of the Transaction. Our Opinion does not address the merits of the underlying decision by the Company to engage in the Transaction, the merits of the Transaction as compared to other alternatives potentially available to the Company or the relative effects of any alternative transaction in which the Company might engage, nor is it intended to be a recommendation to any person or entity as to any specific action that should be taken in connection with the Transaction, including with respect to how to vote or act with respect to the Transaction. This Opinion is not intended to confer any rights or remedies upon any other person or entity. In addition, except as explicitly set forth in this letter, you have not asked us to address, and this Opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company. We have not been asked to express any opinion, and do not express any opinion, as to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or to any group of such officers, directors or employees, whether relative to the compensation to other shareholders of the Company or otherwise.
Our Fairness Opinion Committee has approved the Opinion set forth in this letter. Neither this Opinion nor its substance may be disclosed by you to anyone other than your advisors without our written permission. Notwithstanding the foregoing, this Opinion and a summary discussion of our underlying analyses and role as financial adviser to the Company may be included in communications to shareholders of the Company, provided that this Opinion letter is reproduced in its entirety, and we approve of the content of such disclosures prior to any filing, distribution or publication of such shareholder communications and prior to distribution of any amendments thereto.

August 11, 2022

Based on the foregoing and our general experience as investment bankers, and subject to the limitations, assumptions and qualifications stated herein, we are of the opinion, on the date hereof, that the consideration to be given by the Company in the Transaction is fair to the Company from a financial point of view.
Very truly yours,

STEPHENS INC.

Annex D

August 10, 2022
Board of Directors
Integrated Financial Holdings, Inc.
8450 Falls of Neuse Road, Suite 202
Raleigh, NC 27615
Members of the Board of Directors:
We understand that MVB Financial Corp. (“MVB Financial”) and Integrated Financial Holdings, Inc. (the “Company” or “Integrated Financial Holdings”), propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company will be merged with and into MVB Financial with MVB Financial as the surviving corporation (the “Merger”) and that, in connection with the Merger, each outstanding share of common stock, par value $1.00 per share, of the Company (“Integrated Common Shares”), other than Exception Shares (as defined below), will be converted into the right to receive 1.21 shares (the “Exchange Ratio”) of MVB Financial common stock, subject to certain adjustments as provided for in the Agreement (as to which adjustments we express no opinion) (the “Proposed Transaction”). “Exception Shares” shall mean (i) each share of Company common stock owned by the Company as treasury stock or owned by the Company or MVB Financial or a subsidiary of either (in each case other than in a fiduciary or agency capacity or as a result of debts previously contracted) and (ii) Appraisal Shares (as defined in the Agreement). The Board of Directors of the Company (the “Board”) has requested that Raymond James & Associates, Inc. (“Raymond James”) provide an opinion (the “Opinion”) to the Board as to whether, as of the date hereof, the Exchange Ratio in the Merger pursuant to the Agreement is fair from a financial point of view to the holders of Integrated Common Shares (other than the Exception Shares). For purposes of this Opinion, and with your consent, we have assumed that the as of the date of this Opinion there are approximately 2.2 million Integrated Common Shares issued and outstanding and approximately 12.5 million common shares of MVB Financial issued and outstanding (which includes approximately 288 thousand shares to be issued in a pending investment transaction).
In connection with our review of the Proposed Transaction and the preparation of this Opinion, we have, among other things:
1.	reviewed the financial terms and conditions as stated in the draft of the Agreement and Plan of Merger and Reorganization dated as of August 9, 2022 (the “Agreement”);
2.
reviewed certain information related to the historical condition and prospects of the Company and MVB Financial, as made available to Raymond James by or on behalf of the Company, including, but not limited to, (a) financial projections for each of the Company and MVB Financial certified by the management of the Company (together the “Projections”) and (b) certain forecasts and estimates of potential cost savings, operating efficiencies, revenue effects, and other pro forma financial adjustments expected to result from the Merger, which were authorized and reviewed by management of the Company (the “Pro Forma Financial Adjustments”);

3.
reviewed the Company’s and MVB Financial’s (a) audited consolidated financial statements for years ended December 31, 2021, December 31, 2020 and December 31, 2019; and (b) unaudited consolidated financial statements for the three-month periods ended March 31, 2022 and June 30, 2022;

4.	reviewed the Company’s and MVB Financial’s recent public filings and certain other publicly available information regarding the Company and MVB Financial;
5.	reviewed the financial and operating performance of the Company and MVB Financial and those of other selected public companies that we deem to be relevant;
6.	considered certain publicly available financial terms of certain transactions we deem to be relevant;

Board of Directors
Integrated Financial Holdings, Inc.
August 10, 2022

7.
reviewed the current and historical market prices and trading volume for Integrated Common Shares and for MVB Financial’s common stock, and the current market prices of the publicly traded securities of certain other companies that we deemed to be relevant;

8.	compared the relative contributions of the Company and MVB Financial to certain financial statistics of the combined company on a pro forma basis;
9.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate;
10.
received a certificate addressed to Raymond James from a member of senior management of the Company regarding, among other things, the accuracy of the information, data and other materials (financial or otherwise) provided to, or discussed with, Raymond James by or on behalf of the Company; and

11.
discussed with members of the senior management of the Company and MVB Financial certain information relating to the aforementioned and any other matters which we have deemed relevant to our inquiry including, but not limited to, the past and current business operations of the Company and MVB Financial, respectively, and the financial condition and future prospects and operations of the Company and MVB Financial, respectively.

With your consent, we have assumed and relied upon the accuracy and completeness of all information supplied by or on behalf of the Company or otherwise reviewed by or discussed with us, and we have undertaken no duty or responsibility to, nor did we, independently verify any of such information. Furthermore, we have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or MVB Financial is a party or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or MVB Financial is a party or may be subject. With your consent, this Opinion makes no assumption concerning, and therefore does not consider, the potential effects of any such litigation, claims or investigations or possible assertions. We have not made or obtained an independent appraisal of the assets or liabilities (contingent or otherwise) of the Company or MVB Financial. We are not experts in generally accepted accounting principles (GAAP) or the evaluation of loan and lease portfolios for the purposes of assessing the adequacy of the allowances for loan and lease losses or any other reserves of each the Company and MVB Financial; accordingly, we have assumed that such allowances and reserves are in the aggregate adequate to cover such losses. With respect to the Projections, Pro Forma Financial Adjustments, and any other information and data provided to or otherwise reviewed by or discussed with us, we have, with your consent, assumed that the Projections, Pro Forma Financial Adjustments, and such other information and data have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of management of the Company, and we have relied upon the Company to advise us promptly if any information previously provided became inaccurate or was required to be updated during the period of our review. We express no opinion with respect to the Projections, Pro Forma Financial Adjustments, or the assumptions on which they are based. We have assumed that the final form of the Agreement will be substantially similar to the draft reviewed by us, and that the Proposed Transaction will be consummated in accordance with the terms of the Agreement without waiver or amendment of any conditions thereto and without adjustment to the Exchange Ratio. Furthermore, we have assumed, in all respects material to our analysis, that the representations and warranties of each party contained in the Agreement are true and correct and that each such party will perform all of the covenants and agreements required to be performed by it under the Agreement without being waived. We have relied upon and assumed, without independent verification, that (i) the Proposed Transaction will be consummated in a manner that complies in all respects with all applicable international, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Proposed Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Proposed Transaction or the Company that would be material to our analyses or this Opinion.

Board of Directors
Integrated Financial Holdings, Inc.
August 10, 2022

Our opinion is based upon market, economic, financial and other circumstances and conditions existing and disclosed to us as of August 9, 2022 and any material change in such circumstances and conditions would require a reevaluation of this Opinion, which we are under no obligation to undertake. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or MVB Financial since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading in any material respect.
We express no opinion as to the underlying business decision to effect the Proposed Transaction, the structure or tax consequences of the Proposed Transaction or the availability or advisability of any alternatives to the Proposed Transaction. We provided financial advice to the Company with respect to the Proposed Transaction. We did not, however, recommend any specific amount or nature of consideration or that any specific consideration constituted the only appropriate consideration for the Proposed Transaction. We did not solicit indications of interest with respect to a transaction involving the Company. This letter does not express any opinion as to the likely trading range of MVB Financial common stock following the Proposed Transaction, which may vary depending on numerous factors that generally impact the price of securities or on the financial condition of MVB Financial at that time. We have assumed that the shares of MVB Financial common stock to be issued in the Proposed Transaction to the shareholders of the Company will be listed on the Nasdaq Capital Market. Our opinion is limited to the fairness, from a financial point of view, of the Exchange Ratio to be received by the holders of Integrated Common Shares (other than the Exception Shares).
We express no opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Board to approve or consummate the Proposed Transaction. Furthermore, no opinion, counsel or interpretation is intended by Raymond James on matters that require legal, accounting or tax advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Company, on the fact that the Company has been assisted by legal, accounting and tax advisors and we have, with the consent of the Company, relied upon and assumed the accuracy and completeness of the assessments by the Company and its advisors as to all legal, accounting and tax matters with respect to the Company and the Proposed Transaction, including, without limitation, that the Proposed Transaction will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended.
In formulating our opinion, we have considered only what we understand to be the consideration to be received by the holders of Integrated Common Shares (other than the Exception Shares) as is described above, and we did not consider and we express no opinion on the fairness of the amount or nature of any compensation to be paid or payable to any of the Company’s officers, directors or employees, or class of such persons, whether relative to the compensation received by the holders of Integrated Common Shares (other than the Exception Shares) or otherwise. We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (1) the fairness of the Merger to the holders of any class of securities, creditors, or other constituencies of the Company, or to any other party, except and only to the extent expressly set forth in the last sentence of this Opinion or (2) the fairness of the Merger to any one class or group of the Company’s or any other party’s security holders or other constituencies vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration to be received in the Merger amongst or within such classes or groups of security holders or other constituents). We are not expressing any opinion as to the impact of the Proposed Transaction on the solvency or viability of the Company or MVB Financial or the ability of the Company or MVB Financial to pay their respective obligations when they come due.
The delivery of this opinion was approved by an opinion committee of Raymond James.

Board of Directors
Integrated Financial Holdings, Inc.
August 10, 2022

Raymond James has been engaged to render financial advisory services to the Company in connection with the Proposed Transaction and will receive a fee for such services, a substantial portion of which is contingent upon consummation of the Proposed Transaction. Raymond James will also receive a fee upon the delivery of this Opinion, which is not contingent upon the successful completion of the Proposed Transaction or on the conclusion reached herein. In addition, the Company has agreed to reimburse certain of our expenses and to indemnify us against certain liabilities arising out of our engagement.
In the ordinary course of our business, Raymond James may trade in the securities of the Company and MVB Financial for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In the two years preceding the date of this letter, Raymond James has (i) provided investment banking advisory services to MVB Financial in connection with a minority investment in Warp Speed Holdings, for which Raymond James received a retainer fee and may receive additional fees in the future when the investment closes; (ii) provided investment banking services to MVB Financial in connection with two private debt offerings for which Raymond James received fees; (iii) Raymond James Bank is currently arranging the extension of a holding company loan to MVB for which the bank will receive an origination fee and, thereafter, periodic interest payments; and (iv) engaged in certain fixed income trading activity with MVB Bank, a subsidiary of MVB Financial, for which it has received commissions. Furthermore, Raymond James may provide investment banking, financial advisory and other financial services to the Company, MVB Financial, or their subsidiaries or affiliates, or other participants in the Proposed Transaction in the future, for which Raymond James may receive compensation.
It is understood that this letter is solely for the information of the Board of Directors of the Company (solely in each director’s capacity as such) in evaluating the Proposed Transaction and does not constitute a recommendation to the Board of Directors or any shareholder of the Company or MVB Financial regarding how said shareholder should act or vote with respect to the Proposed Transaction or any other matter. Furthermore, this letter should not be construed as creating any fiduciary duty on the part of Raymond James to any such party. This Opinion may not be disclosed, reproduced, quoted, summarized, referred to at any time, in any manner, or used for any other purpose, nor shall any references to Raymond James or any of its affiliates be made, without our prior written consent, except that this Opinion may be disclosed in and filed with a joint prospectus / proxy statement used in connection with the Proposed Transaction that is required to be filed with the Securities and Exchange Commission, provided that this Opinion is quoted in full in such joint prospectus / proxy statement, along with a description, reasonably satisfactory to us.
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio provided under the Agreement is fair, from a financial point of view, to the holders of the Integrated Common Shares (other than the Exception Shares).
Very truly yours,
RAYMOND JAMES & ASSOCIATES, INC.

Annex E
North Carolina Business Corporation Act
Article 13.

Appraisal Rights.

Part 1. Right to Appraisal and Payment for Shares
§ 55-13-01. Definitions.
In this Article, the following definitions apply:
(1)
Affiliate. – A person that directly, or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with another person or is a senior executive thereof. For purposes of G.S. 55-13-01(7), a person is deemed to be an affiliate of its senior executives.

(2)	Beneficial shareholder. – A person who is the beneficial owner of shares held in a voting trust or by a nominee on the beneficial owner’s behalf.
(3)	Corporation. – The issuer of the shares held by a shareholder demanding appraisal and, for matters covered in G.S. 55-13-22 through G.S. 55-13-31, the term includes the surviving entity in a merger.
(4)	Expenses. – Reasonable expenses of every kind that are incurred in connection with a matter, including counsel fees.
(5)
Fair value. – The value of the corporation’s shares (i) immediately before the effectuation of the corporate action as to which the shareholder asserts appraisal rights, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable, (ii) using customary and current valuation concepts and techniques generally employed for similar business in the context of the transaction requiring appraisal, and (iii) without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles pursuant to G.S. 55-13-02(a)(5).

(6)	Interest. – Interest from the effective date of the corporate action until the date of payment, at the rate of interest on judgments in this State on the effective date of the corporate action.
(7)
Interested transaction. – A corporate action described in G.S. 55-13-02(a), other than a merger pursuant to G.S. 55-11-04 or G.S. 55-11-12, involving an interested person and in which any of the shares or assets of the corporation are being acquired or converted. As used in this definition, the following definitions apply:

a.
Interested person. – A person, or an affiliate of a person, who at any time during the one-year period immediately preceding approval by the board of directors of the corporate action met any of the following conditions:

1.	Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares.
2.
Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation.

3.
Was a senior executive or director of the corporation or a senior executive of any affiliate thereof, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than any of the following:

I.	Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action.
II.
Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in G.S. 55-8-31(a)(1) and (c).

III.
In the case of a director of the corporation who will, in the corporate action, become a director of the acquiring entity, or one of its affiliates, rights and benefits as a director that are provided on the same basis as those afforded by the acquiring entity generally to other directors of the acquiring entity or such affiliate of the acquiring entity.

b.
Beneficial owner. – Any person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares. If a member of a national securities exchange is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted, then that member of a national securities exchange shall not be deemed a “beneficial owner” of any securities held directly or indirectly by the member on behalf of another person solely because the member is the record holder of the securities. When two or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all voting shares of the corporation beneficially owned by any member of the group.

c.
Excluded shares. – Shares acquired pursuant to an offer for all shares having voting power if the offer was made within one year prior to the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(8)	Preferred shares. – A class or series of shares the holders of which have preference over any other class or series with respect to distributions.
(9)
Record shareholder. – The person in whose name shares are registered in the records of the corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with the corporation.

(10)	Senior executive. – The chief executive officer, chief operating officer, chief financial officer, or anyone in charge of a principal business unit or function.
(11)
Shareholder. – Both a record shareholder and a beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1; 2018-45, s. 24.)

§ 55-13-02. Right to appraisal.
(a) In addition to any rights granted under Article 9 of this Chapter, a shareholder is entitled to appraisal rights and to obtain payment of the fair value of that shareholder’s shares, in the event of any of the following corporate actions:
(1)
Consummation of a merger to which the corporation is a party if either (i) shareholder approval is required for the merger by G.S. 55-11-03 or would be required but for the provisions of G.S. 55-11-03(j), except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger or (ii) the corporation is a subsidiary and the merger is governed by G.S. 55-11-04 or G.S. 55-11-12.

(2)
Consummation of a share exchange to which the corporation is a party as the corporation whose shares will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not exchanged.

(3)	Consummation of a disposition of assets pursuant to G.S. 55-12-02.
(4)
An amendment of the articles of incorporation (i) with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has an obligation or right to repurchase the fractional share so created or (ii) changes the corporation into a nonprofit corporation or cooperative organization.

(5)
Any other amendment to the articles of incorporation, merger, share exchange, or disposition of assets to the extent provided by the articles of incorporation, bylaws, or a resolution of the board of directors.

(6)
Consummation of a conversion to a foreign corporation pursuant to Part 2 of Article 11A of this Chapter if the shareholder does not receive shares in the foreign corporation resulting from the conversion that (i) have terms as favorable to the shareholder in all material respects and (ii) represent at least the same percentage interest of the total voting rights of the outstanding shares of the corporation as the shares held by the shareholder before the conversion.

(7)	Consummation of a conversion of the corporation to nonprofit status pursuant to Part 2 of Article 11A of this Chapter.
(8)	Consummation of a conversion of the corporation to an unincorporated entity pursuant to Part 2 of Article 11A of this Chapter.
(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subdivisions (1), (2), (3), (4), (6), and (8) of subsection (a) of this section shall be limited in accordance with the following provisions:
(1)	Appraisal rights shall not be available for the holders of shares of any class or series of shares that are any of the following:
a.	A covered security under section 18(b)(1)(A) or (B) of the Securities Act of 1933, as amended.
b.
Traded in an organized market and has at least 2,000 shareholders and a market value of at least twenty million dollars ($20,000,000)(exclusive of the value of shares held by the corporation’s subsidiaries, senior executives, directors, and beneficial shareholders owning more than ten percent (10%) of such shares).

c.
Issued by an open-end management investment company registered with the Securities and Exchange Commission under the Investment Company Act of 1940, as amended, and may be redeemed at the option of the holder at net asset value.

(2)
The applicability of subdivision (1) of this subsection shall be determined as of (i) the record date fixed to determine the shareholders entitled to receive notice of, and to vote at, the meeting of shareholders to act upon the corporate action requiring appraisal rights or, in the case of an offer made pursuant to G.S. 55-11-03(j), the date of the offer, or (ii) the day before the effective date of the corporate action if there is no meeting of shareholders and no offer made pursuant to G.S. 55-11-03(j).

(3)
Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in subdivision (1) of this subsection at the time the corporate action becomes effective.

(4)
Subdivision (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles may limit or eliminate appraisal rights for any class or series of preferred shares with respect to any corporate action, except that (i) no limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as part of a group, on the corporate action or if the corporate action is an amendment to the articles of incorporation that changes the corporation into a nonprofit corporation or a cooperative organization, and (ii) any limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any shares that are outstanding immediately prior to the effective date of the amendment, or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange, or other right existing immediately before the effective date of the amendment, shall not apply to any corporate action that becomes effective within one year of that date if the corporate action would otherwise afford appraisal rights.

(d) Repealed by Session Laws 2018-45, s. 25, effective October 1, 2018. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 279; 1943, c. 270; G.S., ss. 55-26, 55-167; 1955, c. 1371, s. 1; 1959, c. 1316, ss. 30, 31; 1969, c. 751, ss. 36, 39; 1973, c. 469, ss. 36, 37; c. 476, s. 193; 1989, c. 265, s. 1; 1989 (Reg. Sess., 1990), c. 1024, s. 12.18; 1991, c. 645, s. 12; 1997-202, s. 1; 1999-141, s. 1; 2001-387, s. 26; 2003-157, s. 1; 2011-347, ss. 1, 22(c); 2018-45, s. 25.)
§ 55-13-03. Assertion of rights by nominees and beneficial owners.
(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder only if the record shareholder (i) objects with respect to all shares of the class or series owned by the beneficial shareholder and (ii) notifies the corporation in writing of the name and address of each beneficial shareholder on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.
(b) A beneficial shareholder may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if the shareholder does both of the following:
(1)	Submits to the corporation the record shareholder’s written consent to the assertion of rights no later than the date referred to in G.S. 55-13-22(b)(2)b.
(2)
Submits written consent under subdivision (1) of this subsection with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§§ 55-13-04 through 55-13-19. Reserved for future codification purposes.
Part 2. Procedure for Exercise of Appraisal Rights
§ 55-13-20. Notice of appraisal rights.
(a) If any corporate action specified in G.S. 55-13-02(a) is to be submitted to a vote at a shareholders’ meeting, or where no approval of the action is required pursuant to G.S. 55-11-03(j), the meeting notice or, if applicable, the offer made pursuant to G.S. 55-11-03(j), shall state that the corporation has concluded that shareholders are, are not, or may be entitled to assert appraisal rights under this Article. If the corporation concludes that appraisal rights are or may be available, a copy of this Article shall accompany the meeting notice or offer sent to those record shareholders entitled to exercise appraisal rights.
(b) In a merger pursuant to G.S. 55-11-04 or G.S. 55-11-12, the parent corporation shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Notice required under this subsection shall be sent within 10 days after the corporate action became effective and include the materials described in G.S. 55-13-22.
(c) If any corporate action specified in G.S. 55-13-02(a) is to be approved by written consent of the shareholders pursuant to G.S. 55-7-04, then the following shall occur:
(1)
Written notice that appraisal rights are, are not, or may be available shall be given to each record shareholder from whom a consent is solicited at the time consent of each shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, shall be accompanied by a copy of this Article.

(2)
Written notice that appraisal rights are, are not, or may be available shall be delivered together with the notice to the applicable shareholders required by subsections (d) and (e) of G.S. 55-7-04, may include the materials described in G.S. 55-13-22, and, if the corporation has concluded that appraisal rights are or may be available, shall be accompanied by a copy of this Article.

(d) If any corporate action described in G.S. 55-13-02(a) is proposed, or a merger pursuant to G.S. 55-11-04 or G.S. 55-11-12 is effected, then the notice or offer referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and the notice referred to in subsection (b) of this section, shall be accompanied by both of the following:
(1)
Annual financial statements as described in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of the notice. If annual financial statements that meet the requirements of this subdivision are not reasonably available, then the corporation shall provide reasonably equivalent financial information and in any case shall provide a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of the notice, an income statement for that year, and a cash flow statement for that year.

(2)	The latest interim financial statements of the corporation, if any.
(e) The right to receive the information described in subsection (d) of this section may be waived in writing by a shareholder before or after the corporate action. (1925, c. 77, s. 1; c. 235; 1929, c. 269; 1939, c. 5; c. 279; 1943, c. 270; G.S., ss. 55-26, 55-165, 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2002-58, s. 2; 2011-347, s. 1; 2018-45, s. 26; 2021-106, s. 6(g).)
§ 55-13-21. Notice of intent to demand payment and consequences of voting or consenting.
(a) If a corporate action specified in G.S. 55-13-02(a) is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must do the following:
(1)	Deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated.
(2)	Not vote, or cause or permit to be voted, any shares of any class or series in favor of the proposed action.
(b) If a corporate action specified in G.S. 55-13-02(a) is to be approved by less than unanimous written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must satisfy both of the following requirements:
(1)
The shareholder must deliver to the corporation, before the proposed action becomes effective, written notice of the shareholder's intent to demand payment if the proposed action is effectuated, except that the written notice is not required if the notice required by G.S. 55-13-20(c) is given less than 25 days prior to the date the proposed action is effectuated.

(2)	The shareholder must not execute a consent in favor of the proposed action with respect to that class or series of shares.
(b1) If a corporate action specified in G.S. 55-13-02(a) does not require shareholder approval pursuant to G.S. 55-11-03(j), a shareholder who wishes to assert appraisal rights with respect to any class or series of shares must satisfy both of the following requirements:
(1)
The shareholder must deliver to the corporation, before the shares are purchased pursuant to the offer made consistent with subdivision (2) of subsection (j) of G.S. 55-11-03, written notice of the shareholder's intent to demand payment if the proposed action is effectuated.

(2)	The shareholder must not tender, or cause or permit to be tendered, any shares of the class or series in response to the offer.
(c) A shareholder who fails to satisfy the requirements of subsection (a), (b), or (b1) of this section is not entitled to payment under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1; 2018-45, s. 27.)
§ 55-13-22. Appraisal notice and form.
(a) If a corporate action requiring appraisal rights under G.S. 55-13-02(a) becomes effective, the corporation must deliver a written appraisal notice and form required by subdivision (b)(1) of this section to all shareholders who satisfied the requirements of G.S. 55-13-21. In the case of a merger under G.S. 55-11-04 or

G.S. 55-11-12, the parent corporation must deliver a written appraisal notice and form to all record shareholders of the subsidiary who may be entitled to assert appraisal rights.
(b) The appraisal notice must be sent no earlier than the date the corporate action specified in G.S. 55-13-02(a) became effective and no later than 10 days after that date. The appraisal notice must include the following:
(1)
A form that specifies the first date of any announcement to shareholders, made prior to the date the corporate action became effective, of the principal terms of the proposed corporate action. If such an announcement was made, the form shall require a shareholder asserting appraisal rights to certify whether beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date. The form shall require a shareholder asserting appraisal rights to certify that the shareholder did not vote for or consent to the transaction.

(2)	Disclosure of the following:
a.
Where the form must be sent and where certificates for certificated shares must be deposited, as well as the date by which those certificates must be deposited. The certificate deposit date must not be earlier than the date for receiving the required form under sub-subdivision b. of this subdivision.

b.
A date by which the corporation must receive the payment demand, which date may not be fewer than 40 nor more than 60 days after the date the appraisal notice required under subsection (a) of this section and form are sent. The form shall also state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by the specified date.

c.	The corporation’s estimate of the fair value of the shares.
d.
That, if requested in writing, the corporation will provide, to the shareholder so requesting, within 10 days after the date specified in sub-subdivision b. of this subdivision, the number of shareholders who return the forms by the specified date and the total number of shares owned by them.

e.	The date by which the notice to withdraw under G.S. 55-13-23 must be received, which date must be within 20 days after the date specified in sub-subdivision b. of this subdivision.
(3)
Be accompanied by a copy of this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-485, s. 4; 2001-387, s. 27; 2002-58, s. 3; 2011-347, s. 1; 2018-45, s. 28.)

§ 55-13-23. Perfection of rights; right to withdraw.
(a) A shareholder who receives notice pursuant to G.S. 55-13-22 and who wishes to exercise appraisal rights must sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to G.S. 55-13-22(b)(2). In addition, if applicable, the shareholder must certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to G.S. 55-13-22(b)(1). If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under G.S. 55-13-27. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.
(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to G.S. 55-13-22(b)(2)e. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.
(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in G.S. 55-13-22(b) shall not be entitled to payment under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)

§ 55-13-24. Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.
§ 55-13-25. Payment.
(a) Except as provided in G.S. 55-13-27, within 30 days after the form required by G.S. 55-13-22(b) is due, the corporation shall pay in cash to the shareholders who complied with G.S. 55-13-23(a) the amount the corporation estimates to be the fair value of their shares, plus interest.
(b) The payment to each shareholder pursuant to subsection (a) of this section shall be accompanied by the following:
(1)	The following financial information:
a.
Annual financial statements as described in G.S. 55-16-20(a) of the corporation that issued the shares to be appraised. The date of the financial statements shall not be more than 16 months before the date of payment. If annual financial statements that meet the requirements of this sub-subdivision are not reasonably available, the corporation shall provide reasonably equivalent financial information and in any case shall provide a balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year, and a cash flow statement for that year.

b.	The latest interim financial statements, if any.
(2)	A statement of the corporation’s estimate of the fair value of the shares. The estimate shall equal or exceed the corporation’s estimate given pursuant to G.S. 55-13-22(b)(2)c.
(3)
A statement that the shareholders described in subsection (a) of this section have the right to demand further payment under G.S. 55-13-28 and that if a shareholder does not do so within the time period specified in G.S. 55-13-28, then the shareholder shall be deemed to have accepted payment in full satisfaction of the corporation’s obligations under this Article. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; c. 770, s. 69; 1997-202, s. 2; 2011-347, s. 1; 2021-106, s. 6(h).)

§ 55-13-26. Repealed by Session Laws 2011-347, s. 1, effective October 1, 2011.
§ 55-13-27. After-acquired shares.
(a) A corporation may elect to withhold payment required by G.S. 55-13-25 from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to G.S. 55-13-22(b)(1).
(b) If the corporation elected to withhold payment under subsection (a) of this section, it must, within 30 days after the form required by G.S. 55-13-22(b) is due, notify all shareholders who are described in subsection (a) of this section of the following:
(1)	The information required by G.S. 55-13-25(b)(1).
(2)	The corporation’s estimate of fair value pursuant to G.S. 55-13-25(b)(2).
(3)	That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under G.S. 55-13-28.
(4)	That those shareholders who wish to accept such offer must so notify the corporation of their acceptance of the corporation’s offer within 30 days after receiving the offer.
(5)	That those shareholders who do not satisfy the requirements for demanding appraisal under G.S. 55-13-28 shall be deemed to have accepted the corporation’s offer.
(c) Within 10 days after receiving the shareholder’s acceptance pursuant to subsection (b) of this section, the corporation must pay in cash the amount it offered under subdivision (b)(2) of this section to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within 40 days after sending the notice described in subsection (b) of this section, the corporation must pay in cash the amount it offered to pay under subdivision (b)(2) of this section to each shareholder described in subdivision (b)(5) of this section. (2011-347, s. 1.)
§ 55-13-28. Procedure if shareholder dissatisfied with payment or offer.
(a) A shareholder paid pursuant to G.S. 55-13-25 who is dissatisfied with the amount of the payment must notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate plus interest (less any payment under G.S. 55-13-25). A shareholder offered payment under G.S. 55-13-27 who is dissatisfied with that offer must reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares, plus interest.
(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value, plus interest, under subsection (a) of this section within 30 days after receiving the corporation’s payment or offer of payment under G.S. 55-13-25 or G.S. 55-13-27, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 3; 2011-347, s. 1.)
§ 55-13-29. Reserved for future codification purposes.
Part 3. Judicial Appraisal of Shares.
§ 55-13-30. Court Action.
(a) If a shareholder makes a demand for payment under G.S. 55-13-28 that remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand by filing a complaint with the Superior Court Division of the General Court of Justice to determine whether the shareholder complied with the requirements of this Article and is entitled to appraisal rights, and, if so, to determine the fair value of the shares and accrued interest. The shareholder has the burden of proving that the shareholder complied with the requirements of this Article regarding entitlement to appraisal rights. If the superior court determines that a shareholder has not complied with the requirements of this Article, the shareholder is not entitled to appraisal rights, and the court shall dismiss the proceeding as to the shareholder. If the corporation does not commence the proceeding within the 60-day period, the corporation shall pay in cash to each shareholder the amount the shareholder demanded pursuant to G.S. 55-13-28, plus interest.
(a1) Repealed by Session Laws 1997-202, s. 4.
(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office, or, if none, its registered office in this State is located. If the corporation is a foreign corporation without a registered office in this State, it shall commence the proceeding in the county in this State where the principal office or registered office of the domestic corporation merged with the foreign corporation was located at the time of the transaction.
(c) The corporation shall make all shareholders, whether or not residents of this State, whose demands remain unsettled parties to the proceeding as in an action against their shares and all parties shall be served with a copy of the complaint. Nonresidents may be served by registered or certified mail or by publication as provided by law.
(d) The jurisdiction of the superior court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them, or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There is no right to a trial by jury.
(e) Each shareholder made a party to the proceeding that is determined by the superior court to have complied with the requirements of this Article and is entitled to appraisal rights is entitled to judgment either (i) for the amount, if any, by which the court finds the fair value of the shareholder’s shares, plus interest, exceeds the amount paid by the corporation to the shareholder for the shareholder’s shares or (ii) for the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under G.S. 55-13-27. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 1997-202, s. 4; 1997-485, ss. 5, 5.1; 2011-347, s. 1; 2021-106, s. 5(a).)

§ 55-13-31. Court costs and expenses.
(a) The court in an appraisal proceeding commenced under G.S. 55-13-30 shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the shareholders demanding appraisal, in amounts the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.
(b) The court in an appraisal proceeding may also assess the expenses for the respective parties, in amounts the court finds equitable:
(1)
Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of G.S. 55-13-20, 55-13-22, 55-13-25, or 55-13-27.

(2)
Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this Article.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that these expenses should not be assessed against the corporation, the court may direct that the expenses be paid out of the amounts awarded the shareholders who were benefited.
(d) To the extent the corporation fails to make a required payment pursuant to G.S. 55-13-25, 55-13-27, or 55-13-28, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit. (1925, c. 77, s. 1; 1943, c. 270; G.S., s. 55-167; 1955, c. 1371, s. 1; 1969, c. 751, s. 39; 1973, c. 469, ss. 36, 37; 1989, c. 265, s. 1; 2011-347, s. 1.)
§§ 55-13-32 through 55-13-39. Reserved for future codification purposes.
Part 4. Other Remedies.
§ 55-13-40. Other remedies limited.
(a) The legality of a proposed or completed corporate action described in G.S. 55-13-02(a) may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.
(b) Subsection (a) of this section does not apply to a corporate action that:
(1)	Was not authorized and approved in accordance with the applicable provisions of any of the following:
a.	Article 9, 9A, 10, 11, 11A, or 12 of this Chapter.
b.	The articles of incorporation or bylaws.
c.	The resolution of the board of directors authorizing the corporate action.
(2)
Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading.

(3)
Constitutes an interested transaction, unless it has been authorized, approved, or ratified by either (i) the board of directors or a committee of the board or (ii) the shareholders, in the same manner as is provided in G.S. 55-8-31(a)(1) and (c) or in G.S. 55-8-31(a)(2) and (d), as if the interested transaction were a director’s conflict of interest transaction.

(4)	Was approved by less than unanimous consent of the voting shareholders pursuant to G.S. 55-7-04, provided that both of the following are true:
a.
The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least 10 days before the corporate action was effected.

b.
The proceeding challenging the corporate action is commenced within 10 days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding. (2011-347, s. 1.)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
Section 31D-8-851 of the West Virginia Business Corporation Act provides in part that each West Virginia corporation has the power to indemnify any director against liability incurred in a proceeding against him by reason of being or having been such director (other than in an action by or in the right of the corporation) if he acted in good faith and in a manner he reasonably believed to be or not opposed to the best interests of the corporation, or, in the case of any criminal proceeding, he had no reasonable cause to believe his conduct was unlawful. With respect to an action by or in the right of the corporation, except for reasonable expenses incurred in the proceeding as to which he meets the foregoing standard of conduct, a director may not be indemnified. A director also may not be indemnified unless ordered by a court if he is adjudged liable on the basis that he received a financial benefit to which he was not entitled. A West Virginia corporation may make any other or further indemnity to any such persons that may be authorized by the corporation’s articles of incorporation.
A corporation must indemnify a director who was wholly successful on the merits in the proceeding against reasonable expenses of the proceeding. A corporation may advance expenses incurred by a director in such a proceeding if he affirms he has met the standard of conduct and agrees to return the advanced expenses if it is determined he has not met this standard.
Section 31D-8-856 of the West Virginia Business Corporation Act provides that a West Virginia corporation may indemnify and advance expenses to an officer of the corporation who is a party to a proceeding because he or she is an officer of the corporation to the same extent as a director and, if he or she is an officer but not a director, to a further extent as may be provided by the articles of incorporation, the bylaws, a resolution of the board of directors or contract, except for (i) liability in connection with a proceeding by or in the right of the corporation other than for reasonable expenses incurred in connection with the proceeding or (ii) liability arising out of conduct that constitutes (a) receipt by him or her of a financial benefit to which he or she is not entitled, (b) an intentional infliction of harm on the corporation or the shareholders or (c) an intentional violation of criminal law. A corporation must indemnify an officer who was wholly successful on the merits in the proceeding against reasonable expenses of the proceeding.
The Company’s Articles of Incorporation provide that the Company shall indemnify, to the fullest extent permitted by law, any current or former legal representative, officer or director of the Company or a person serving as a director, officer, employee or agent of another corporation at the Company’s request against all expenses, liability and loss incurred by him in connection with a claim or proceeding against him by reason of his being or having been in such role. Expenses, including, without limitation, attorneys’ fees and disbursements, incurred in defending or participating in such proceeding shall be paid in advance by the Company; provided, however, that such payment shall only be made upon delivery to the Company of an undertaking that such person agrees to repay all advanced amounts if it is ultimately determined that such person is not entitled to indemnification under the Company’s Articles of Incorporation.
We have obtained directors’ and officers’ liability insurance. The policy provides for $10.0 million in coverage, with punitive damages excluded.

Item 21.	Exhibits and Financial Statement Schedules
(a)	The following exhibits are filled herewith or incorporated herein by reference:
Exhibit No.	Description
2.1
Agreement and Plan of Merger and Reorganization, dated as of August 12, 2022, by and between MVB Financial Corp. and Integrated Financial Holdings, Inc. (attached as Annex A to the joint proxy statement/prospectus forming a part of this Registration Statement).

3.1
Articles of Incorporation of MVB Financial Corp. and amendments thereto (incorporated by reference to Exhibit 3.1 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2014, filed March 16, 2015).

3.2	Form of Articles of Amendment to the MVB Articles of Incorporation (attached as Annex B to the joint proxy statement/prospectus forming a part of this Registration Statement).
3.3	Bylaws of MVB Financial Corp., as amended (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K, filed June 22, 2018).
4.1	Specimen of stock certificate representing MVB Financial Corp. common stock.*
5.1	Opinion of Squire Patton Boggs (US) LLP as to validity of the securities being registered
8.1	Opinion of Squire Patton Boggs (US) LLP regarding certain U.S. income tax aspects of the merger
8.2	Opinion of Wyrick Robbins Yates & Ponton LLP regarding certain U.S. income tax aspects of the merger
21.1	Subsidiaries of MVB Financial Corp. (incorporated by reference to Exhibit 21 of the Company’s Annual Report on Form 10-K filed on March 10, 2022).
23.1	Consent of FORVIS, LLP (formerly Dixon Hughes Goodman LLP)
23.2	Consent of Elliott Davis, PLLC
23.3	Consent of Squire Patton Boggs (US) LLP (included as part of its opinion filed as Exhibit 5.1)
23.4	Consent of Squire Patton Boggs (US) LLP (included as part of its opinion filed as Exhibit 8.1)
23.5	Consent of Wyrick Robbins Yates & Ponton LLP (included as part of its opinion filed as Exhibit 8.2)
24.1	Power of Attorney (included on signature page hereto)*
99.1	Form of Proxy of MVB
99.2	Form of Proxy of IFH.
99.3	Consent of Stephens Inc.
99.4	Consent of Raymond James & Associates, Inc.
107	Filing Fee Table*
*	Previously filed.

Item 22.	Undertakings
The undersigned registrant hereby undertakes:
(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
(i)	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
(ii)
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a twenty percent (20%) change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
(4)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of securities, in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(5)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(7)	That every prospectus (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(8)
To respond to requests for information that is incorporated by reference into this prospectus pursuant to Items 4, 10(b), 11, or 13 of this form, within one (1) business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; this includes information contained in documents filed subsequent to the effective date of this registration statement through the date of responding to the request.

(9)
To supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in this registration statement when it became effective.

(10)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event a claim of indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in a successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Fairmont, State of West Virginia, on the 8th day of December, 2022.
MVB FINANCIAL CORP.
(Registrant)

By:	/s/ Larry F. Mazza
Chief Executive Officer
(Principal Executive Officer)
POWER OF ATTORNEY
Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Larry F. Mazza	Chief Executive Officer and Director (Principal Executive Officer)	December 8, 2022
Larry F. Mazza

/s/ Donald T. Robinson	President and Chief Financial Officer (Principal Financial and Accounting Officer)	December 8, 2022
Donald T. Robinson

*	Chairman of the Board	December 8, 2022
W. Marston Becker

*	Director	December 8, 2022
John W. Ebert

*	Director	December 8, 2022
Daniel W. Holt

*	Director	December 8, 2022
Gary A. LeDonne

*	Director	December 8, 2022
Kelly R. Nelson

*	Director	December 8, 2022
Lindsay A. Slader

*	Director	December 8, 2022
Cheryl D. Spielman

*	Director	December 8, 2022
Jan L. Owen
* By:	/s/ Donald T. Robinson
Name:	Donald T. Robinson
Title:	Attorney-in-fact